2007 Annual Report

LINN ENERGY

a new road in E&P

OUR COMPANY

inn Energy is an independent oil and gas ompany focused on the development nd acquisition of long life properties the United States. We operate primarily the following regions:

- Mid-Continent—core operating areas in the Texas Panhandle and Oklahoma;
- Appalachian Basin—fields in West Virginia and Pennsylvania; and
- Western—the Brea Olinda Field of the Los Angeles Basin in California.

om inception through January 2008, e have completed 24 acquisitions of working royalty interests in oil and gas properties d related gathering and pipeline assets r $3.9 billion.

e have total proved reserves of approximately 9 Tcfe, which are 55% gas, 32% oil and 3% NGLs with a long reserve life index of pproximately 22 years. In addition, we have pproximately 9,500 producing oil and gas wells d more than 5,800 drilling locations.

e are focused on developing our reserve base, creasing acreage positions and evaluating tential opportunities to acquire additional and gas properties which complement our set profile in mature producing basins across United States.

OUT THE COVER

n Energy: A New Road in E&P. Our company resents a unique investment opportunity within the oil gas exploration and production industry. We provide tax advantages of a partnership and the governance traditional corporation. Our primary driving goal is rovide a consistent and reliable income stream to stors through quarterly cash distributions.



WESTERN
94% Crude Oil
12% of Total Reserves
MID-CONTINENT
56% Natural Gas
78% of Total Reserves
CA
OK
TX
CORPORATE
HEADQUARTERS
HOUSTON, TEXAS

LINN Energy

NEWS RELEASE

Linn Energy to Sell All of Its Interests in the Appalachian Basin, Including Its Marcellus Shale Acreage, to XTO Energy for $600 Million

HOUSTON, TEXAS, APRIL 15, 2008–Linn Energy, LLC (Nasdaq: **LINE**) announced today that it has agreed to sell all of its interests in oil and gas properties in the Appalachian Basin, including its Marcellus Shale acreage, to XTO Energy Inc. (NYSE: XTO) for cash consideration of $600 million, subject to closing adjustments. The Company will use proceeds to reduce indebtedness under its credit facility and anticipates closing on July 1, 2008. The properties include proved reserves, as estimated by a third-party engineering firm at December 31, 2007, of approximately 197 billion cubic feet of natural gas equivalent (99% natural gas) and currently produce 25 million cubic feet of natural gas equivalent per day.

"Linn Energy's core strategy is to focus on low risk development opportunities, and recent enthusiasm regarding the prospective Marcellus Shale play provided the incentive for us to evaluate our holdings in Appalachia and determine their fit within our strategy and MLP structure," said Michael C. Linn, Chairman and Chief Executive Officer of Linn Energy. "A delineation of opportunities in the Marcellus will take time and successful exploration and development will require significant capital investment. We believe that monetizing our Appalachian assets has created significant value for our unitholders and that the sale represents full value for our Marcellus acreage and Appalachian proved reserves."

Pro forma for the sale, Linn Energy will have a strong financial profile with availability under its credit facility of approximately $700 million. The Company plans to issue revised guidance with its first quarter earnings release. However, the Company does not expect the sale to materially alter its previously issued guidance for distributable cash flow or distribution coverage and believes the sale will not impact its ability to earn and pay its distribution at the current annualized rate of $2.52 per unit. Closing is subject to customary closing conditions and the expiration of the waiting period under Hart-Scott-Rodino Antitrust Improvement Act of 1976.

Lehman Brothers Inc. acted as financial advisor to Linn Energy and conducted a multi-party auction process for this transaction.

ABOUT LINN ENERGY

Linn Energy is an independent oil and gas company focused on the development and acquisition of long life properties which complement its asset profile in producing basins within the United States. More information about Linn Energy is available on the internet at **www.linnenergy.com**.

CONTACTS

Kolja Rockov
Executive Vice President and CFO
281.840.4169

Clay P. Jeansonne
Vice President–Investor Relations
281.840.4193

This press release includes "forward-looking statements" within the meaning of the federal securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. These statements in this press release include but are not limited to statements about future distributions. These statements are based on certain assumptions made by the Company based on management's experience and perception of historical trends, current conditions, anticipated future developments and other factors believed to be appropriate. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. These include risks relating to financial performance and results, availability of sufficient cash flow to pay distributions and execute our business plan, prices and demand for gas, oil and natural gas liquids, our ability to replace reserves and efficiently develop our current reserves and other important factors that could cause actual results to differ materially from those projected as described in the Company's reports filed with the Securities and Exchange Commission. See "Risk Factors" in the Company's 2007 Annual Report on Form 10-K and any other public filings and press releases.

Any forward-looking statement speaks only as of the date on which such statement is made and the Company undertakes no obligation to publicly correct or update any forward-looking statement, whether as a result of new information, future events or otherwise.


PA
WV
APPALACHIAN BASIN
99% Natural Gas
10% of Total Reserves

PERFORMANCE HIGHLIGHTS

(U.S. dollars in thousands, except per unit amounts)	YEAR ENDED DECEMBER 31, 2007	2006
Adjusted EBITDA*	**$ 307,455**	$ 75,796
INCOME STATEMENT:		
Oil & Gas Revenues	**$ 318,226**	$ 80,393
Net Income—Adjusted†	**53,932**	1,409
Net Income per Unit—Adjusted†		
Basic	**$ 0.78**	$ .05
Cash Distribution Declared per Unit	**$ 2.18**	$ 1.15
BALANCE SHEET:		
Total Assets	**$ 3,796,569**	$ 905,912
Total Long-Term Debt	**1,443,830**	428,237
Unitholders' Capital	**2,026,641**	450,954
Weighted Average Number of Units Outstanding (thousands)	**68,916**	28,281
OPERATIONAL HIGHLIGHTS:		
Average Daily Production		
Total Liquids (Bbls/d)	**6,200**	1,014
Natural Gas (Mcf/d)	**73,975**	23,559
Total (Mcfe/d)	**111,175**	29,641
ESTIMATED YEAR-END PROVED RESERVES:		
Total Liquids (MMBbls)	**98**	30
Natural Gas (Bcf)	**1,029**	274
Total (Bcfe)	**1,616**	454
Percentage of Production Replaced (Drill Bit)	**269%**	74%
Percentage of Production Replaced	**2,967%**	2,511%

* Adjusted EBITDA is a Non-GAAP financial measure. Please see "Reconciliation of Non-GAAP Measures" on page 94 of this report.
† Adjusted for non-cash gains/(losses) on commodity and interest rate hedges. This is a Non-GAAP financial measure. Please see "Reconciliation of Non-GAAP Measures" on page 94 of this report.


Message
to our
Unitholders



ANNUALIZED DISTRIBUTION PER UNIT

Q4 '06	$2.08
Q4 '07	$2.52

It is my pleasure to report that LINN ENERGY posted another very successful year in 2007 with record growth through acquisitions and operational accomplishments.

In the past year, we:

- **completed** eight acquisitions at an aggregate cost of $2.7 billion and drilled 253 wells across our three operating regions at a cost of $184 million;
- **replaced** approximately 3,000% of production including acquisitions, 269% through the drill bit alone;
- **enhanced** Linn Energy's position as the leader among E&P MLP/LLCs and the first-in-class among its peers by numerous measures; at year-end, we had an enterprise value of $4.3 billion, a high quality asset portfolio, an extensive inventory of approximately 4,700 future drilling locations, and a reserve life index of 22 years;
- **developed** an organization of more than 500 individuals to successfully run a company that ranks among the top 25 oil and gas independents;
- **achieved** record operational and financial results; and
- **increased** cash distributions to our unitholders by 21% during the last year to an annualized amount of $2.52 per unit, which represents a 58% increase since our January 2006 IPO.


NORTH
1.9
Tcfe
PROVED
RESERVES
269%



ACCELERATED PRODUCTION

On the operations side, we increased average daily production from 29.6 million cubic feet of gas equivalent per day (MMcfe/d) in 2006 to 111.2 MMcfe/d in 2007, and our current production is nearly double that at 220 MMcfe/d. Including the Lamamco acquisition, which closed January 31, 2008, we increased proved reserves 328% to approximately 1.9 trillion cubic feet of gas equivalent (Tcfe) from 0.5 Tcfe at the end of 2006. On a per-unit basis, proved reserves increased 60% to 17.0 thousand cubic feet of gas equivalent (Mcfe) per unit from 10.6 Mcfe per unit. Our proved reserves are 73% proved developed, and our reserve mix is well balanced at 55% natural gas and 45% oil and natural gas liquids. Our proved reserve-to-production ratio, or reserve life index, is one of the longest among our peers at 22 years.

During 2007, we invested $184 million of capital on oil and gas projects and drilled 253 wells with a 98% success rate, adding 109 billion cubic feet of gas equivalent (Bcfe) of new proved reserves that replaced our 2007 production by 269%. Even though service costs rose during 2007, we recorded an attractive drill bit finding and development cost of $1.68 per Mcfe, and we are focused on controlling our costs to further this positive trend. In addition to our drilling activities, we closed eight acquisitions at an aggregate cost of $2.7 billion during 2007, which added 1.1 Tcfe of proved reserves. Including acquisitions, our 2007 reserve replacement ratio was approximately 3,000% at a cost of only $2.29 per Mcfe.

During the fourth quarter of 2007, we prepared an extensive capital budget that included a thorough technical analysis of all our asset areas. After reviewing the opportunity set across our entire portfolio, we allocated $265 million for drilling and development activities in 2008. Across our three regions, we expect to dedicate approximately 85%, 10% and 5% of our capital to Mid-Continent, Appalachia and Western, respectively. During the year, we plan to drill approximately 300 wells, 250 of which will be operated, and we are off to a strong start with 16 rigs currently running.

DRILLING AHEAD

To date, we have amassed approximately one million net acres with an extensive inventory of more than 5,800 potential drilling locations, of which 1,700 are proved undeveloped and 4,100 future potential locations. We have worked hard to assemble properties that offer opportunities to grow our proved reserves and production and sustain the organization for the long term. We are fortunate to own a high quality, long life onshore asset base that is capable of generating 3%-5% production growth annually.







MID-CONTINENT UPDATE

Mid-Continent, including the Lamamco properties, now represents about 78% of our total proved reserves and 84% of our current production. This region has 845,000 net acres and contains an inventory of approximately 4,200 potential drilling locations. During 2007, we drilled 135 wells in the Mid-Continent, and we plan to drill 253 wells there in 2008.

We are very active in the Granite Wash play in the Texas Panhandle of the Mid-Continent. We are currently running five rigs in this area, where well depths range from 8,900-16,000 feet and initial production ranges from 1.5-3.0 MMcfe/d. We own a sizeable leasehold position of 60,000 net acres that hold over 1,300 drilling and recompletion opportunities and plan to drill 57 wells this year.

Also in the Texas Panhandle, we have four rigs drilling in the shallow Brown Dolomite play at a depth of approximately 3,200 feet. We have been very active in this area for the past year, drilling both vertical oil and horizontal gas wells, and plan to complete 97 wells in 2008 from our inventory of 1,400 locations. Our acreage position of 105,000 net acres will provide us ample inventory to maintain our pace of drilling over the next several years.

Operations are already underway on the recently acquired Lamamco properties. We have one rig drilling shallow wells at depths from 700-900 feet in the Okesa formation in the Osage Hominy Unit in Osage County in northern Oklahoma. To date, we have drilled eight wells with encouraging results. Completion efforts are underway and early production tests have recorded rates between 10-30 barrels of oil per day. At a cost of only $100,000 per well, such production volumes generate excellent economics. We have approximately 100 proved locations in this formation.

Also in Osage County, Oklahoma, we are working in the Naval Reserve Unit to reactivate producers and injectors and expect to complete 32 projects this year, as well as drill 17 wells to evaluate the Chat formation in this area. Successful delineation of the Chat could yield as many as 300 drilling locations.

We have an additional 75,000 gross (46,000 net) acres in Oklahoma, mostly held by production, in the highly desirable Woodford Shale play. Other industry players are actively drilling wells to the Woodford Shale formation around our existing acreage position. We are currently evaluating several options for our Woodford Shale acreage position to maximize value for Linn Energy and its unitholders.

PERCENT PRODUCTION REPLACED

2006	2511%
2007	2967%

PERCENT PRODUCTION REPLACED (DRILL BIT)

2006	74%
2007	269%







PROVED RESERVES (BCFE)

2006	454
2007	1,616
Q1 '08E	1,946

AVERAGE DAILY PRODUCTION (MMCFE/D)

2006	29.6
2007	111.2
Q1 '08E	220.0



APPALACHIAN BASIN UPDATE

In Appalachia, which includes fields in West Virginia and Pennsylvania, we plan to drill approximately 60 wells in 2008 from our inventory of 1,500 drilling locations. Appalachia currently represents 10% of total proved reserves and 11% of our daily production. We hold a leasehold position of 300,000 gross (193,000 net) acres in the Appalachian Basin. Our extensive acreage position there exposes us to a new and exciting resource play, the Marcellus Shale. We have approximately 150,000 net acres within the emerging Marcellus Shale play, and most of this acreage is held by production. We will continue to evaluate options for the Marcellus Shale to maximize value for Linn Energy and



WESTERN UPDATE

Our Western Region, which includes the Brea Olinda Field in California's Los Angeles Basin, was discovered in 1880 and produces from the shallow Pliocene formation to the deeper Miocene formation, which range in depths from 1,000-7,500 feet. The field currently represents approximately 12% of our total proved reserves and 5% of our daily production. In late 2007, we drilled three wells in the field and completion work is now underway. Initial test rates on the wells are averaging greater than 50 barrels of oil equivalent per day. We intend to continue testing and monitoring results to determine the potential of some 10-20 follow-up opportunities.



FINANCIAL OVERVIEW

Our financial results in 2007 were excellent. We generated oil and gas revenues of $318 million, which is an almost four-fold increase over 2006. Net income, adjusted for non-cash losses on our commodity and interest rate hedging program, was $53.9 million, or $0.78 per unit. Adjusted EBITDA increased over 300% to $307.5 million. (Please see GAAP to Non-GAAP reconciliation of Adjusted EBITDA and Adjusted Net Income on page 94 of this report.)

Our hedging program is designed to provide long-term cash flow predictability to pay distributions to our unitholders and manage our business. Currently, we use swaps and puts to hedge natural gas and oil production. We also use oil puts to hedge revenues associated with our NGL production. Swaps establish a fixed price and put options set a price floor with the potential for realized commodity price upside beyond the hedge price. In 2007, our hedges provided realized cash proceeds of $43 million, which is greater revenue than we would have achieved at unhedged prices. For 2008, our hedges cover more than 95% of our expected production, and puts represent 18% of our natural gas hedges and 41% of our oil and NGL hedges. For our natural gas and oil production that we have hedged with puts, we will fully participate in any commodity price upside beyond $8.07 per Mcf and $72.90 per barrel. We strategically utilized puts in our hedging program so that we could retain upside and participate in the very strong commodity price environment that we are currently experiencing.

Linn Energy currently has proved reserves of 1.9 Tcfe and a total of 5,800 drilling locations. In addition, we believe we have unbooked risked reserve potential of at least 1.3 Tcfe, bringing our total proved and unproved reserve potential to approximately 3.3 Tcfe. We have not yet included any Marcellus and Woodford Shale potential in our defined inventory set of 5,800 drilling locations or reserve potential.

OIL & GAS REVENUE ($ MILLIONS)

2006	$80.4
2007	$318.2

ADJUSTED EBITDA ($ MILLIONS)

2006	$75.8
2007	$307.5

FREQUENTLY ASKED QUESTIONS

Q: WHAT IS COMMODITY "HEDGING?"

A: Commodity "hedging" refers to contracts Linn Energy enters into now to sell oil and gas at a certain price at a later date. These contracts help to protect Linn Energy's future cash flow against market fluctuations and its ability to pay distributions.

Q: HOW ARE THESE CONTRACTS REPORTED IN LINN ENERGY'S INCOME STATEMENT?

A: Current accounting principles require these long-term contracts to be valued in the Company's income statement as if Linn Energy were selling all of them now, not holding them to maturity.

Q: HOW DOES THIS ACCOUNTING TREATMENT IMPACT LINN ENERGY'S 2007 INCOME STATEMENT?

A: As prices increase, Linn Energy must show non-cash losses for changes in the value of these contracts as if they were a cost to the Company, resulting in a smaller net income figure in the income statement. This accounting doesn't impact the Company's actual operations or Adjusted EBITDA.

Q: WHAT'S THE BEST WAY TO EVALUATE LINN ENERGY'S PERFORMANCE?

A: A clearer view of Linn Energy's performance is found in the Company's production figures, Adjusted EBITDA and distributions to unitholders.


RESERVES
NEXT
22 YEARS

IN CLOSING

I would like to leave you with the following key investment considerations that set Linn Energy apart from its peers. Today Linn Energy features:

- a diversified production base with more than 9,500 oil and gas wells in three operating regions across the United States;
- a multi-year inventory of development opportunities to sustain annual production growth of 3%-5%, not including acquisitions;
- probable and possible risked reserve potential of at least 1.3 Tcfe, for a combined total of approximately 3.3 Tcfe of proved, probable and possible reserves, excluding any potential attributable to Marcellus and Woodford Shale opportunities;
- a reserve life index that ranks among the longest at 22 years;
- the longest term hedge book with attractive positions for five years;
- 115 million units outstanding, which are all freely tradeable and are among the most liquid in the MLP/LLC sector;
- a tax shield of greater than 100%; and
- an attractive current yield of approximately 11%.

I want to thank all Linn Energy employees for their hard work and dedication throughout the year, which contributed greatly to our achievement of record results in 2007. For 2008, we remain focused on delivering positive and predictable operating and financial results that allow us to provide stable and consistent distributions to our unitholders. We are very proud of our accomplishments to date, and I look forward to updating you on our continued progress.

Thank you for your confidence and investment in Linn Energy.

Michael C. Linn
Chairman and Chief Executive Officer




LINN ENERGY
2007 FORM 10-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000-51719

LINN ENERGY, LLC

(Exact name of registrant as specified in its charter)

State or other jurisdiction of incorporation or organization: Delaware I.R.S. Employer Identification No.: 65-1177591

Address of principal executive offices: 600 Travis Street, Suite 5100, Houston, Texas Zip Code: 77002

Registrant's telephone number, including area code: (281) 840-4000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class: Units Representing Limited Liability Company Interests Name of each exchange on which registered: The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (check one): Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller Reporting Company ☐

Indicate by check-mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of voting and non-voting common equity held by non-affiliates of the registrant was approximately $1,974,449,832 on June 29, 2007, based on $32.91 per unit, the last reported sales price of the units on The NASDAQ Global Market on such date.

As of January 31, 2008, there were 114,632,034 units outstanding.

Documents Incorporated By Reference:

Certain information called for in Items 10, 11, 12, 13 and 14 of Part III are incorporated by reference from the registrant's definitive proxy statement for the annual meeting of unitholders to be held on May 29, 2008.

TABLE OF CONTENTS

GLOSSARY OF TERMS

As commonly used in the oil and gas industry and as used in this Annual Report on Form 10-K, the following terms have the following meanings:

ARO. Asset retirement obligation.

Bbl. One stock tank barrel or 42 United States gallons liquid volume.

Bcf. One billion cubic feet.

Bcfe. One billion cubic feet equivalent, determined using a ratio of six Mcf of gas to one Bbl of oil, condensate or natural gas liquids.

Btu. One British thermal unit, which is the heat required to raise the temperature of a one-pound mass of water from 58.5 to 59.5 degrees Fahrenheit.

Development well. A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

Dth. One decatherm, equivalent to one million British thermal units.

Developed acres. Acres spaced or assigned to productive wells.

Dry hole or well. A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production would exceed production expenses and taxes.

Field. An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

FERC. Federal Energy Regulatory Commission.

Gross acres or **gross wells.** The total acres or wells, as the case may be, in which a working interest is owned.

LIBOR. London Interbank Offered Rate.

MBbls. One thousand barrels of oil or other liquid hydrocarbons.

Mcf. One thousand cubic feet.

Mcfe. One thousand cubic feet equivalent, determined using the ratio of six Mcf of gas to one Bbl of oil, condensate or natural gas liquids.

MMBbls. One million barrels of oil or other liquid hydrocarbons.

MMboe. One million barrels of oil equivalent determined using a ratio of six Mcf of gas to one Bbl of oil, condensate or natural gas liquids.

MMBtu. One million British thermal units.

MMcf. One million cubic feet.

MMcfe. One million cubic feet equivalent, determined using a ratio of six Mcf of gas to one Bbl of oil, condensate or natural gas liquids.

MMcfe/d. One MMcfe per day.

MMMBtu. One billion British thermal units.

Net acres or **net wells.** The sum of the fractional working interests owned in gross acres or gross wells, as the case may be.

NGL. Natural gas liquids, which are the hydrocarbon liquids contained within gas.

NYMEX. The New York Mercantile Exchange.

Oil. Crude oil, condensate and natural gas liquids.

PEPL. Panhandle Eastern Pipeline.

Productive well. A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceeds production expenses and taxes.

Proved developed reserves. Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery are included in "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

Proved reserves. Proved oil and gas reserves are the estimated quantities of gas, natural gas liquids and oil which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based on future conditions. The definition of proved reserves is in accordance with the Securities and Exchange Commission's definition set forth in Regulation S-X Rule 4-10(a) and its subsequent staff interpretations and guidance.

Proved undeveloped drilling location. A site on which a development well can be drilled consistent with spacing rules for purposes of recovering proved undeveloped reserves.

Proved undeveloped reserves or **PUDs.** Reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units are claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Estimates for proved undeveloped reserves are not attributed to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

Recompletion. The completion for production of an existing wellbore in another formation from that which the well has been previously completed.

Reservoir. A porous and permeable underground formation containing a natural accumulation of economically productive oil and/or gas that is confined by impermeable rock or water barriers and is individual and separate from other reserves.

Royalty interest. An interest that entitles the owner of such interest to a share of the mineral production from a property or to a share of the proceeds therefrom. It does not contain the rights and obligations of operating the property and normally does not bear any of the costs of exploration, development and operation of the property.

SEC. Securities and Exchange Commission.

Standardized Measure. Standardized Measure, or standardized measure of discounted future net cash flows relating to proved oil and gas reserve quantities, is the present value of estimated future net revenues to be generated from the production of proved reserves, determined in accordance with the rules and regulations of the Securities and Exchange Commission (using prices and costs in effect as of the date of estimation) without giving effect to non-property related expenses such as general and administrative expenses, debt service and future income tax expenses or to depreciation, depletion and amortization and discounted using an annual discount rate of 10%. The Company's Standardized Measure does not include future income tax expenses because the reserves are owned by its subsidiaries, which are not subject to income taxes.

Successful well. A well capable of producing oil, gas and/or NGL in commercial quantities.

Undeveloped acreage. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas regardless of whether such acreage contains proved reserves.

Unproved resources. Resources that are considered less certain to be recovered than proved reserves. Unproved resources may be further sub-classified to denote progressively increasing uncertainty of recoverability.

Working interest. The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and a share of production.

Workover. Maintenance on a producing well to restore or increase production.

PART I

ITEM 1. BUSINESS AND PROPERTIES

This Annual Report on Form 10-K contains forward-looking statements based on expectations, estimates and projections as of the date of this filing. These statements by their nature are subject to risks, uncertainties and assumptions and are influenced by various factors. As a consequence, actual results may differ materially from those expressed in the forward-looking statements. For more information see "Forward-Looking Statements" included at the end of this Item 1. "Business and Properties" and see also Item 1A. "Risk Factors."

REFERENCES

When referring to Linn Energy, LLC ("Linn Energy" or the "Company"), the intent is to refer to Linn Energy and its consolidated subsidiaries as a whole or on an individual basis, depending on the context in which the statements are made.

A reference to a "Note" herein refers to the accompanying Notes to Consolidated Financial Statements contained in Part II. Item 8. "Financial Statements and Supplementary Data."

OVERVIEW

Linn Energy is an independent oil and gas company focused on the development and acquisition of long life properties which complement its asset profile in producing basins within the United States. Linn Energy began operations in March 2003 and completed its initial public offering ("IPO") in January 2006.

The Company's oil, gas and NGL properties are currently located in three regions in the United States:

- Mid-Continent, which includes the core operating areas Texas Panhandle and Oklahoma;
- Appalachian Basin, which includes fields in West Virginia and Pennsylvania; and
- Western, which includes the Brea Olinda Field of the Los Angeles Basin in California.

Proved reserves at December 31, 2007 were 1,616.1 Bcfe, of which approximately 64% were gas, 20% were oil and 16% were NGL. Approximately 73% were classified as proved developed, with a total Standardized Measure value of $3.46 billion. At December 31, 2007, the Company operated 5,638, or 77%, of its 7,305 gross productive wells. Average proved reserves-to-production ratio, or average reserve life, is approximately 22 years, based on the December 31, 2007 reserve report and annualized production for the fourth quarter ended December 31, 2007.

In January 2008, the Company completed two acquisitions of oil and gas properties in the Mid-Continent and Appalachian Basin regions. See "Recent Developments" below for additional details about these acquisitions. On a pro forma basis, including these two acquisitions, total proved reserves at December 31, 2007 were 1,945.5 Bcfe, of which approximately 55% were gas, 32% were oil and 13% were NGL.

The Company's primary goal is to provide stability and growth of distributions for the long-term benefit of its unitholders. The following is a summary of the key elements of the Company's business strategy that support this goal:

- acquire long life, high quality properties;
- efficiently operate and develop acquired properties; and
- capture cash flow margin through commodity price and interest rate hedging.

The Company's business strategy is discussed in more detail below.

STRATEGY

Acquire Long Life, High Quality Properties

The Company's acquisition program targets oil and gas properties which offer high quality, long life production with predictable decline curves as well as lower-risk development opportunities. The Company evaluates acquisitions based on reserve base, decline curve, reserve life, field cash flow and costs of development and operations.

The following provides a summary of acquisitions of working and royalty interests the Company has completed from inception through the date of this report:

YEAR	# OF ACQUISITIONS	GROSS WELLS [1]	OPERATING REGION	AGGREGATE CONTRACT PRICE (in millions)
2003	4	498	Appalachian Basin	$ 52.0
2004	2	698	Appalachian Basin	25.9
2005	3	718	Appalachian Basin	124.5
2006	5	1,430	Mid-Continent, Appalachian Basin and Western	451.7
2007	8	4,505	Mid-Continent, Appalachian Basin and Western	2,678.9
2008	2	2,450	Mid-Continent and Appalachian Basin	566.9
	24	10,299		$ 3,899.9

[1] Gross wells do not include approximately 1,800 wells associated with royalty interest acquisitions.

From inception through the date of this report, the Company has completed 24 acquisitions of working and royalty interests in oil and gas properties and related gathering and pipeline assets. Total acquired proved reserves were approximately 1.9 Tcfe at an acquisition cost of approximately $2.11 per Mcfe. See Note 2 for additional details about the Company's acquisitions.

The Company finances acquisitions with a combination of proceeds from the issuance of its units, bank borrowings and cash flow from operations. During 2007, the Company completed three private placements of its units, with gross proceeds of $2.12 billion. During 2006, the Company completed one additional private placement, with gross proceeds of $305.0 million. See "Recent Developments" below and also Note 4 for additional details about the Company's private placement of units.

Efficiently Operate and Develop Acquired Properties

The Company has centralized the operation of its acquired properties into defined operating regions to minimize operating costs and maximize production and capital efficiency. The Company maintains a large inventory of drilling and optimization projects within each region to achieve organic growth from its capital development program.

The Company seeks to be the operator of its properties so that it can develop drilling programs and optimization projects that not only replace production, but add value through reserve and production growth and future operational synergies. The Company's development program is focused on lower-risk, repeatable drilling opportunities to maintain and/or grow long-term cash flow. Many of the Company's wells are completed in multiple producing zones with commingled production and long economic lives. The number, types and location of wells the Company drills vary depending on its capital budget, the cost of each well, anticipated production and the estimated recoverable reserves attributable to each well. In addition, the Company seeks to deliver attractive financial returns by leveraging its purchasing power, experienced workforce and scalable infrastructure. For 2008, the Company estimates its total drilling and development capital expenditures will be between $250.0 million and $300.0 million. This estimate is under continuous review and is subject to on-going adjustment.

Capture Cash Flow Margin Through Commodity Price and Interest Rate Hedging

The Company has derivative contracts in place covering a significant portion of its forecasted production volumes through 2012, or five years, to capture cash flow margins and provide long-term cash flow predictability to pay distributions and manage its business. Currently, the Company utilizes swaps and puts to hedge oil and gas production and oil puts to hedge NGL production. Swap contracts establish a fixed price and put options set a price floor with the potential for realized commodity price upside beyond the hedge price floor. For 2008, the Company's production is approximately 97% hedged. As of February 22, 2008, puts represent 25%, 27%, 36%, 40% and 16% of annual hedged volume for all commodities for each of the years ended December 31, 2008 through December 31, 2012.

In addition, the Company enters into interest rate hedges to minimize the effects of fluctuations in interest rates. Currently, the Company utilizes LIBOR swaps to convert its borrowing rate on indebtedness under its credit facility from a floating to fixed rate. As of February 1, 2008, the Company has swapped LIBOR on approximately 61% of its outstanding debt at a fixed rate of 4.20% for 2008 and 5.06% for 2009 and 2010. For additional details about the Company's interest rate swap agreements and commodity derivative contracts, see Part II. Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operation" and Item 7A. "Quantitative and Qualitative Disclosures About Market Risk." See also Note 8 and Note 9.

RECENT DEVELOPMENTS

Acquisitions

On January 31, 2008, the Company completed the acquisition of certain oil and gas properties, effective October 1, 2007, located primarily in the Mid-Continent region from Lamamco Drilling Company for a contract price of $552.2 million, subject to purchase price adjustments. The acquired reserves are approximately 88% oil and over 70% proved developed with a low base decline rate of approximately 5% and a reserve life index of over 34 years. This acquisition provides a large inventory of approximately 800 development projects which the Company anticipates will create future organic growth opportunities. The acquisition was financed with a combination of borrowings under the Company's credit facility and proceeds from a term loan entered into at closing. See Note 2 for additional details.

On January 4, 2008, the Company completed the acquisition of certain gas properties, effective November 1, 2007, located in the Appalachian Basin from K V Oil and Gas, Inc. for contract consideration of 600,000 units (approximately $14.7 million), subject to purchase price adjustments.

Distributions

In January 2008, the Company's Board of Directors declared a cash distribution of $0.63 per unit with respect to the fourth quarter of 2007. The distribution totaled approximately $72.2 million and was paid on February 14, 2008 to unitholders of record as of the close of business on February 8, 2008. This distribution represents a 10.5% increase in the Company's annualized cash distribution rate, to $2.52 per unit, from $2.28 per unit for the third quarter of 2007.

Private Placements

During 2007 and 2006, the Company closed four private placements of units to groups of institutional investors.

DATE ISSUED	GROSS PROCEEDS (in thousands))	UNITS ISSUED	DATE CONVERTED TO UNITS [1]	DATE REGISTERED WITH SEC	DATE LOCK-UP EXPIRED [2]
August 2007:					
Units	$ 416,000	12,999,989		December 2007	February 14, 2008
D Units	1,084,000	34,997,005	November 2007	December 2007	February 14, 2008
	$ 1,500,000	47,996,994			
June 2007:					
Units	$ 260,000	7,761,194		December 2007	February 14, 2008
February 2007:					
Units	$ 172,904	6,650,144		December 2007	December 14, 2007
C Units	187,096	7,465,946	April 2007	December 2007	December 14, 2007
	$ 360,000	14,116,090			
October 2006:					
Units	$ 116,228	5,534,687		December 2007	December 14, 2007
B Units	188,772	9,185,965	January 2007	December 2007	December 14, 2007
	$ 305,000	14,720,652			

[1] Not applicable for units.
[2] Lock-up expiration date represents date investors were allowed to sell or transfer units per terms of purchase agreements.

The proceeds from the private placements, net of expenses, were used to finance acquisitions and to repay indebtedness under the Company's credit facility. See Note 4 for additional details about the private placements.

OPERATING REGIONS

Mid-Continent

The Mid-Continent is the Company's largest region, and as noted above, includes two key core operating areas. First, the Texas Panhandle area, which consists of shallow oil and gas production from the Brown Dolomite formation at depths of approximately 3,200 feet and the Deep Granite Wash formation which produces at depths ranging from 8,900 feet to 16,000 feet. The second core area is located primarily in Oklahoma. Producing depths range from 6,000 feet to 20,000 feet in this area.

Texas Panhandle proved reserves represented approximately 33%, of total proved reserves at December 31, 2007, of which 53% were proved developed reserves. This area produced 71.6 MMcfe/d, or 36%, of the Company's fourth quarter 2007 production. During 2007, the Company invested approximately $104.0 million to drill in the Texas Panhandle. During 2008, the Company anticipates spending 60% to 65% of its total capital budget for development activities in this area.

The Oklahoma proved reserves represented approximately 41%, of total proved reserves at December 31, 2007, of which 83% were proved developed reserves. This area produced 92.7 MMcfe/d, or 46%, of the Company's fourth quarter 2007 production. During 2007, the Company invested approximately $40.0 million to drill in Oklahoma. During 2008, the Company anticipates spending 25% to 30% of its total capital budget for development activities in this area.

In order to more efficiently transport its gas to market, the Company owns and operates a network of gas gathering systems comprised of approximately 800 miles of pipeline and associated compression and metering facilities which connect to numerous sales outlets in the Texas Panhandle.

Appalachian Basin

The Appalachian Basin includes fields in West Virginia and Pennsylvania. Appalachian Basin proved reserves represented approximately 12%, of total proved reserves at December 31, 2007, of which 75% were proved developed reserves. This region produced 24.3 MMcfe/d, or 12%, of the Company's fourth quarter 2007 production. During 2007, the Company invested approximately $34.3 million to drill in the Appalachian Basin. During 2008, the Company anticipates spending 10% to 12% of its total capital budget for development activities in the Appalachian Basin region.

The proximity of the Company's properties in this region to major United States consuming markets allows the Company to receive premium pricing on this production. In order to more efficiently transport its gas to market, the Company owns and operates a network of gas gathering systems comprised of approximately 1,000 miles of pipeline and associated compression and metering facilities which connect to numerous sales outlets on seven interstate and six intrastate pipelines in the Appalachian Basin. During 2007, the Company invested approximately $17.2 million to expand its network of pipeline in this region.

The Company also performs limited gas gathering activities for others on non-jurisdictional gathering systems, primarily in Pennsylvania. The Company aggregates these volumes with production and sells all the gas through meters to the same purchasers. These revenues are collected and distributed to the third party producers in the normal course of business.

Western

Western consists of the Brea Olinda Field of the Los Angeles Basin in California. The Brea Olinda Field was discovered in 1880 and produces from the shallow Pliocene formation to the deeper Miocene formation. Western proved reserves represented approximately 14%, of total proved reserves at December 31, 2007, of which 86% were proved developed reserves. This region produced 11.6 MMcfe/d, or 6%, of the Company's fourth quarter 2007 production. During 2007, the Company invested approximately $2.4 million to drill in this region. During 2008, the Company anticipates spending less than 5% of its total capital budget for development activities in the Western region.

The Western region also includes the operation of a gas processing facility which processes produced gas from Company and third party wells. Processed gas is utilized to generate electricity which is used in the field to power equipment, resulting in reduced operating costs. Revenues are also generated from the sale of excess power and associated NGL.

DRILLING AND ACREAGE

The following sets forth the wells drilled during the periods indicated ("gross" refers to the total wells in which the Company had a working interest and "net" refers to gross wells multiplied by its working interest):

	YEAR ENDED DECEMBER 31,		
	2007	2006	2005
Gross wells:			
Productive	247	154	110
Non-productive	6	5	—
Total	253	159	110
Net development wells:			
Productive	213	147	105
Non-productive	6	5	—
Total	219	152	105
Net exploratory wells:			
Productive	—	—	—
Non-productive	—	—	—
Total	—	—	—

The totals above do not include 25 lateral segments added to existing vertical wellbores in the Texas Panhandle core operating area. All of the non-productive wells in 2007 were due to mechanical failures. The information should not be considered indicative of future performance, nor should it be assumed that there is necessarily any correlation between the number of productive wells drilled, quantities of reserves found or economic value. Productive wells are those that produce commercial quantities of oil, gas or NGL, regardless of whether they generate a reasonable rate of return. At December 31, 2007, the Company had 10 (9 net) wells in process.

The following sets forth information, as of December 31, 2007, relating to the Company's drilling locations and net acres of leasehold interests in its three operating regions at that date:

	MID-CONTINENT [1]	APPALACHIAN BASIN	WESTERN	TOTAL [2]
Proved undeveloped	852	404	2	1,258
Other locations	2,359	1,076	6	3,441
Total drilling locations	3,211	1,480	8	4,699
Leasehold interests – net acres	765,488	182,186	3,961	951,635

[1] Does not include approximately 800 proved and other locations acquired in January 2008 with the Company's acquisition of properties from Lamamco. See "Recent Developments" above.
[2] Does not include optimization projects.

As shown in the table above, as of December 31, 2007, the Company had 1,258 proved undeveloped drilling locations (specific drilling locations as to which the independent engineering firm, DeGolyer and MacNaughton, assigned proved undeveloped reserves as of such date) and the Company had identified 3,441 additional unproved drilling locations (specific drilling locations as to which DeGolyer and MacNaughton has not assigned any proved reserves) on acreage that the Company has under existing leases. As successful development wells frequently result in the reclassification of adjacent lease acreage from unproved to proved, the Company expects that a significant number of its unproved drilling locations will be reclassified as proved drilling locations prior to the actual drilling of these locations.

Productive Wells

The following table sets forth information relating to the productive wells in which the Company owned a working interest as of December 31, 2007. Productive wells consist of producing wells and wells capable of production, including wells awaiting pipeline or other connections to commence deliveries. "Gross" wells refers to the total number of producing wells in which the Company has an interest, and "net" wells refers to the sum of its fractional working interests owned in gross wells. The number of wells below do not include approximately 1,800 productive wells in which the Company lowns a royalty interest only.

	GAS WELLS		OIL WELLS		TOTAL WELLS	
	GROSS	NET	GROSS	NET	GROSS	NET
Operated (1)	4,133	3,421	1,505	1,406	5,638	4,827
Non-operated (2)	1,413	231	254	27	1,667	258
Total (3)	5,546	3,652	1,759	1,433	7,305	5,085

(1) 10 operated wells had multiple completions at December 31, 2007.
(2) 3 non-operated wells had multiple completions at December 31, 2007.
(3) Does not include approximately 2,450 gross wells acquired in January 2008. See "Recent Developments" above.

Developed and Undeveloped Acreage

The following sets forth information as of December 31, 2007, relating to leasehold acreage:

	DEVELOPED ACREAGE		UNDEVELOPED ACREAGE		TOTAL ACREAGE	
	GROSS	NET	GROSS	NET	GROSS	NET
Operated	968,486	604,391	356,793	215,288	1,325,279	819,679
Non-operated	641,397	100,506	57,456	31,450	698,853	131,956
Total	1,609,883	704,897	414,249	246,738	2,024,132	951,635

PRODUCTION, PRICE AND COST HISTORY

The Company's gas production is primarily sold under market sensitive price contracts, which typically sell at differentials to the NYMEX or PEPL gas prices due to the Btu content and the proximity to major consuming markets. The Company's gas production is sold to purchasers under percentage-of-proceeds contracts, percentage-of-index contracts or spot price contracts. By the terms of the percentage-of-proceeds contracts, the Company receives a percentage of the resale price received by the purchaser for sales of residual gas and NGL recovered after transportation and processing of gas. These purchasers sell the residual gas and NGL based primarily on spot market prices. Under percentage-of-index contracts, the price per MMBtu the Company receives for gas is tied to indexes published in *Gas Daily* or *Inside FERC Gas Market Report*. Although exact percentages vary daily, as of December 31, 2007, approximately 85% of the Company's gas production was sold under short-term contracts at market-sensitive or spot prices. The remainder was sold under long-term contracts.

The Company's oil and NGL production is primarily sold under market sensitive percentage-of-index contracts and percentage-of-proceeds contracts and as of December 31, 2007, approximately 60% of its oil production and 95% of its NGL production was sold under long-term contracts.

As discussed in the "Strategy" section above, the Company enters into derivative transactions in the form of hedging arrangements to reduce the impact of commodity price volatility on its cash flow from operations. By removing price volatility from a significant portion of its production, the Company has mitigated, but not eliminated, potential effects of fluctuating oil, gas and NGL prices on its cash flow from operations for those periods.

The following sets forth information regarding net production of oil, gas and NGL and certain price information for each of the periods indicated:

	YEAR ENDED DECEMBER 31,		
	2007	2006	2005
Production:			
Gas production (MMcf)	27,001	8,599	4,720
Oil production (MBbls)	1,271	370	20
NGL production (MBbls)	992	—	—
Total production (MMcfe)	40,579	10,818	4,839
Average daily production (MMcfe/d)	111.2	29.6	13.3
Weighted average prices (hedged): [1]			
Gas (Mcf)	$ 8.19	$ 9.79	$ 6.45
Oil (Bbl) [2]	$ 66.15	$ 58.68	$ 52.55
NGL (Bbl)	$ 56.75	$ —	$ —
Total (Mcfe)	$ 8.91	$ 9.79	$ 6.51
Weighted average prices (unhedged): [3]			
Gas (Mcf)	$ 6.62	$ 7.17	$ 9.24
Oil (Bbl) [2]	$ 66.51	$ 50.68	$ 52.55
NGL (Bbl)	$ 55.51	$ —	$ —
Total (Mcfe)	$ 7.84	$ 7.43	$ 9.23
Average unit costs per Mcfe of production:			
Operating expenses	$ 2.18	$ 1.67	$ 1.52
General and administrative expenses [4]	$ 1.41	$ 3.70	$ 0.69
Depreciation, depletion and amortization	$ 2.41	$ 2.23	$ 1.51

(1) Includes the effect of realized gains on derivatives of $43.2 million and $25.5 million and realized losses of $13.1 million for the years ended December 31, 2007, 2006 and 2005, respectively.

(2) Oil production in California is sold pursuant to a long-term contract at 79% of NYMEX, and with gravity increase due to NGL being mixed into the oil stream, prices realized average approximately 82% of NYMEX.

(3) Does not include the effect of realized gains and losses on derivatives.

(4) The measure for the years ended December 31, 2007 and 2006 includes approximately $13.9 million and $21.6 million of unit-based compensation and unit warrant expense, respectively. The measure for the year ended December 31, 2006 includes $2.0 million of IPO bonuses paid to certain executive officers. General and administrative expenses excluding these amounts were $1.07 per Mcfe and $1.51 per Mcfe for the years ended December 31, 2007 and 2006, respectively. This is a non-GAAP measure used by Company management to analyze its performance.

RESERVE DATA

Proved Reserves

Proved oil and gas reserves are the estimated quantities of oil, gas and NGL which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided by contractual arrangements, but not escalations based on future conditions. For additional information regarding estimates of oil, gas and NGL reserves, including estimates of proved and proved developed reserves, the standardized measure of discounted future cash flows and the changes in discounted future cash flows, see Supplemental Oil and Gas Data (Unaudited) in Item 8. "Financial Statements and Supplementary Data."

The following presents estimated net proved oil, gas and NGL reserves and the present value of estimated proved reserves at December 31, 2007, 2006 and 2005, based on reserve reports prepared by independent engineers DeGolyer and MacNaughton at December 31, 2007 and 2006 and a reserve report prepared by independent engineers Schlumberger Data and Consulting Services at December 31, 2005. The Standardized Measure values shown are not intended to represent the market value of estimated oil, gas and NGL reserves at such dates.

	DECEMBER 31,		
	2007	2006	2005
Reserve data: [1]			
Estimated net proved reserves:			
Gas (Bcf)	1,028.9	274.0	191.9
Oil (MMBbls)	54.8	30.0	0.2
NGL (MMBbls)	43.1	—	—
Total (Bcfe)	1,616.1	454.1	193.2
Proved developed (Bcfe)	1,172.1	314.1	125.2
Proved undeveloped (Bcfe)	444.0	140.0	68.0
Proved developed reserves as a % of total proved reserves	72.5%	69.2%	64.8%
Standardized measure (in millions) [2]	$ 3,458.2	$ 552.3	$ 552.1
Representative oil and gas prices at period end:			
Gas – NYMEX per MMBtu	$ 6.80	$ 5.64	$ 10.08
Oil – NYMEX West Texas Intermediate per Bbl	$ 95.92	$ 61.05	$ 57.98

(1) Excludes reserves of approximately 329.4 Bcfe based on internal Company estimates for the January 2008 acquisitions discussed in "Recent Developments" above.

(2) Does not give effect to derivative contracts. For additional details about the Company's derivative contracts, see Part II. Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operation" and Item 7A. "Quantitative and Qualitative Disclosures About Market Risk." See also Note 8 and Note 9.

The data in the above table are estimates. Oil and gas reserve engineering is inherently a subjective process of estimating underground accumulations of oil and gas that cannot be measured exactly. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Accordingly, reserve estimates may vary from the quantities of oil and gas that are ultimately recovered.

These reserve estimates are reviewed and approved by Company senior engineering staff and management, with final approval by its Chief Operating Officer. The process performed by the independent engineers to prepare reserve amounts included their estimation of reserve quantities, future producing rates, future net revenue and the present value of such future net revenue. The independent engineering firms also prepared estimates with respect to reserve categorization, using the definitions for proved reserves set forth in Regulation S-X Rule 4-10(a) and subsequent SEC staff interpretations and guidance. In the conduct of their preparation of the reserve estimates, the independent engineering firms did not independently verify the accuracy and completeness of information and data furnished by the Company with respect to ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the properties and sales of production. However, if in the course of their work, something came to their attention which brought into question the validity or sufficiency of any such information or data, they did not rely on such information or data until they had satisfactorily resolved their questions relating thereto. Their estimates of reserves conform to the guidelines of the SEC, including the criteria of "reasonable certainty," as it pertains to expectations about the recoverability of reserves in future years, under existing economic and operating conditions. The Company has not filed reserve estimates with any Federal authority or agency, with the exception of the SEC, since the last fiscal year ended.

Future prices received for production may vary, perhaps significantly, from the prices assumed for purposes of the estimate of Standardized Measure. The Standardized Measure shown should not be construed as the market value of the reserves at the dates shown. The 10% discount factor required to be used pursuant to Statements of Financial Accounting Standards ("SFAS") No. 69, *"Disclosures about Oil and Gas Producing Activities,"* when calculating discounted future net cash flows, may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with the Company or the oil and gas industry. The Standardized Measure, no matter what discount rate is used, is materially affected by assumptions as to timing of future production, which may prove to be inaccurate.

OIL, GAS AND NGL SALES – OPERATIONAL OVERVIEW

General

The Company seeks to be the operator of its properties so that it can control the drilling programs that not only replace production, but add value through the growth of reserves and future operational synergies. Many of the Company's wells are completed in multiple producing zones with commingled production and long economic lives.

Principal Customers

For the year ended December 31, 2007, sales of oil, gas and NGL to Duke Energy Corporation, Dominion Resources, Inc. and ConocoPhillips accounted for approximately 21%, 20% and 12%, respectively, of the Company's total volumes, or 53% in the aggregate. If the Company were to lose any one of its major oil and gas purchasers, the loss could temporarily cease or delay production and sale of its oil and gas in that particular purchaser's service area. If the Company were to lose a purchaser, it believes it could identify a substitute purchaser. However, if one or more of these large gas purchasers ceased purchasing oil and gas altogether, it could have a detrimental effect on the oil and gas market in general and on the volume of oil and gas that it is able to sell.

Competition

The oil and gas industry is highly competitive. The Company encounters strong competition from other independent operators and master limited partnerships in acquiring properties, contracting for drilling and other related services and securing trained personnel.

The Company is also affected by competition for drilling rigs and the availability of related equipment. In the past, the oil and gas industry has experienced shortages of drilling rigs, equipment, pipe and personnel, which has delayed development drilling and has caused significant price increases. The Company is unable to predict when, or if, such shortages may occur or how they would affect its drilling program.

Operating Hazards and Insurance

The oil and gas industry involves a variety of operating hazards and risks that could result in substantial losses from, among other things, injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, cleanup responsibilities, regulatory investigation and penalties and suspension of operations.

In addition, the Company may be liable for environmental damages caused by previous owners of property it purchases and leases. As a result, the Company may incur substantial liabilities to third parties or governmental entities, the payment of which could reduce or eliminate funds available for acquisitions, development or distributions, or result in the loss of properties.

In accordance with customary industry practices, the Company maintains insurance against some, but not all, potential losses. The Company cannot provide assurance that any insurance it obtains will be adequate to cover any losses or liabilities. The Company cannot predict the continued availability of insurance or the availability of insurance at premium levels that justify its purchase. The Company has elected to self-insure for trucks and vehicles licensed to operate on public highways and roads. The Company may elect to self-insure for additional items if it is determined that the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. The occurrence of an event not fully covered by insurance could have a material adverse effect on the Company's financial position and results of operations.

The Company participates in a substantial percentage of wells on a non-operated basis, and may be accordingly limited in its ability to control the risks associated with oil, gas and NGL operations.

Title to Properties

Prior to the commencement of drilling operations, the Company conducts a thorough title examination and performs curative work with respect to significant defects. To the extent title opinions or other investigations reflect title defects on those properties, the Company is typically responsible for curing any title defects at its expense prior to commencing drilling operations. Prior to completing an acquisition of producing gas leases, the Company performs title reviews on the most significant leases and, depending on the materiality of properties, the Company may obtain a title opinion or review previously obtained title opinions. As a result, the Company has obtained title opinions on a significant portion of its oil and gas properties and believes that it has satisfactory title to its producing properties in accordance with standards generally accepted in the oil and gas industry. Oil and gas properties are subject to customary royalty and other interests, liens for current taxes and other burdens which do not materially interfere with the use of or affect the carrying value of the properties.

Seasonal Nature of Business

Seasonal weather conditions and lease stipulations can limit the drilling and producing activities and other operations in certain regions of the United States that the Company operates in (primarily in parts of the Appalachian Basin and the Mid-Continent). These seasonal anomalies can pose challenges for meeting the well drilling objectives and increase competition for equipment, supplies and personnel during the spring and summer months, which could lead to shortages and increase costs or delay operations.

The demand for gas typically decreases during the summer months and increases during the winter months. Seasonal anomalies such as mild winters or hot summers sometimes lessen this fluctuation. In addition, certain gas users utilize gas storage facilities and purchase some of their anticipated winter requirements during the summer, which can also lessen seasonal demand fluctuations. The demand for crude oil is generally determined at a global level, based on supply shortage concerns driven primarily by natural disasters such as hurricanes and by political instability in certain oil producing regions of the world.

ENVIRONMENTAL MATTERS AND REGULATION

The Company's operations are subject to stringent federal, state and local laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. The Company's operations are subject to the same environmental laws and regulations as other companies in the oil and gas industry. These laws and regulations may:

- require the acquisition of various permits before drilling commences;
- require the installation of expensive pollution control equipment;
- restrict the types, quantities and concentration of various substances that can be released into the environment in connection with drilling and production activities;
- limit or prohibit drilling activities on lands lying within wilderness, wetlands and other protected areas;
- require remedial measures to prevent pollution from former operations, such as pit closure and plugging of abandoned wells;
- impose substantial liabilities for pollution resulting from operations; and
- with respect to operations affecting federal lands or leases, require preparation of a Resource Management Plan, an Environmental Assessment, and/or an Environmental Impact Statement.

These laws, rules and regulations may also restrict the rate of oil and gas production below the rate that would otherwise be possible. The regulatory burden on the oil and gas industry increases the cost of doing business and consequently affects profitability. Additionally, Congress and federal and state agencies frequently revise environmental laws and regulations, and any changes that result in more stringent and costly waste handling, disposal and clean-up requirements for the oil and gas industry could have a significant impact on operating costs.

The environmental laws and regulations applicable to the Company and its operations include, among others, the following United States federal laws and regulations:

- Clean Air Act, and its amendments, which governs air emissions;
- Clean Water Act, which governs discharges to waters of the United States;
- Comprehensive Environmental Response, Compensation and Liability Act, which imposes liability where hazardous releases have occurred or are threatened to occur (commonly known as "Superfund");
- Energy Independence and Security Act of 2007, which prescribes new fuel economy standards and other energy saving measures;
- National Environmental Policy Act, which governs oil and gas production activities on federal lands;
- Resource Conservation and Recovery Act, which governs the management of solid waste;
- Safe Drinking Water Act, which governs the underground injection and disposal of wastewater; and
- U.S. Department of Interior regulations, which impose liability for pollution cleanup and damages.

In addition, the Kyoto Protocol to the United Nations Framework Convention on Climate Change ("Kyoto Protocol") requires Annex I countries, including Canada and the United Kingdom, to reduce their emissions of carbon dioxide and other greenhouse gases. As a result of the ratification of the Kyoto Protocol and the adoption of legislation or other regulatory initiatives designed to implement its objectives by the national and regional governments, reductions in greenhouse gases from crude oil and natural gas producers may be required which could result in, among other things, increased operating and capital expenditures for those producers. Until such legislation or other regulatory initiatives are finalized, the impact of the Kyoto Protocol and any such legislation adopted as a result of its ratification remains uncertain.

Various states regulate the drilling for, and the production, gathering and sale of, oil and gas, including imposing production taxes and requirements for obtaining drilling permits. States also regulate the method of developing new fields, the spacing and operation of wells and the prevention of waste of oil and gas resources. States may regulate rates of production and may establish maximum daily production allowables from gas wells based on market demand or resource conservation, or both. States do not regulate wellhead prices or engage in other similar direct economic regulation, but there can be no assurance that they will not do so in the future. The effect of these regulations may be to limit the amounts of oil, gas and NGL that may be produced from the Company's wells and to limit the number of wells or locations it can drill. The oil and gas industry is also subject to compliance with various other federal, state and local regulations and laws. Some of those laws relate to occupational safety, resource conservation and equal opportunity employment.

The Company believes that it substantially complies with all current applicable environmental laws and regulations and that continued compliance with existing requirements will not have a material adverse impact on its financial condition or results of operations. However, the Company cannot predict how future environmental laws and regulations may impact its properties or operations. For the year ended December 31, 2007, the Company did not incur any material capital expenditures for installation of remediation or pollution control equipment at any of the Company's facilities. The Company is not aware of any environmental issues or claims that will require material capital expenditures during 2008 or that will otherwise have a material impact on its financial position or results of operations.

EXECUTIVE OFFICERS OF THE COMPANY

NAME	AGE	POSITION WITH THE COMPANY
Michael C. Linn	56	Chairman and Chief Executive Officer
Mark E. Ellis	52	President and Chief Operating Officer
Kolja Rockov	37	Executive Vice President and Chief Financial Officer
Lisa D. Anderson	47	Senior Vice President and Chief Accounting Officer
Charlene A. Ripley	44	Senior Vice President, General Counsel and Corporate Secretary
Arden L. Walker, Jr.	48	Senior Vice President – Operations and Chief Engineer

Michael C. Linn is the Chairman and Chief Executive Officer of the Company and has served in such capacity since December 2007. Prior to that, from June 2006 to December 2007, Mr. Linn served as Chairman, President and Chief Executive Officer and from March 2003 to June 2006, he was the President, Chief Executive Officer and Director. From 2000 to 2003 Mr. Linn was President of Allegheny Interests, Inc., a private oil and gas investment company. From 1980 to 1999, Mr. Linn served as General Counsel (1980-1982), Vice President (1982-1987), President (1987-1990) and CEO (1990-1999) of Meridian Exploration, a private Appalachian Basin oil and gas company that was sold to Columbia Natural Gas Company in 1999. Both Allegheny Interests and Meridian Exploration were wholly owned by Mr. Linn and his family. Mr. Linn is the immediate past Chairman of the Independent Petroleum Association of America, the largest national trade association of independent oil and gas producers. He currently sits on the Boards of the National Petroleum Council and the American Exploration and Production Council and is a member of the oil and gas industry's 25 Year Club. He was recently appointed as a Texas representative to the Legal and Regulatory Affairs Committee of the Interstate Oil and Gas Compact Commission. He is also Chairman of the Houston Wildcatters Committee of the Texas Alliance of Energy Producers. Mr. Linn regularly appears on behalf of the industry before state and federal agencies, such as the Department of Energy, Department of the Treasury, Federal Energy Regulatory Commission and the Environmental Protection Agency. In addition, he has testified on behalf of the industry before various committees and subcommittees of the U.S. House of Representatives and the U.S. Senate and is regularly quoted and has published various articles for trade publications and newspapers. He is also a frequent guest on radio and television programs representing the industry. His civic affiliations include memberships on the Boards of Small Steps and the Youth Development Center, in addition to memberships on the American Art Committee of the Museum of Fine Arts Houston and the Corporate Committee of Texas Children's Hospital.

Mark E. Ellis is the President and Chief Operating Officer and has served in such capacity since December 2007. From December 2006 to December 2007, Mr. Ellis was the Executive Vice President and Chief Operating Officer of the Company. Mr. Ellis has over 28 years of experience in the oil and gas industry, most recently serving as President, Lower 48 for ConocoPhillips from April 2006 to November 2006. Prior to joining ConocoPhillips, Mr. Ellis served as Senior Vice President of North American Production for Burlington Resources from September 2004 to April 2006. He served as President of Burlington Resources Canada Ltd. in Calgary from October 2000 to September 2004. Mr. Ellis joined Burlington Resources in 1985 and also held the positions of Vice President of the San Juan Division, Vice President and Chief Engineer and Manager of Acquisitions. He began his career at The Superior Oil Company, where he served in several engineering positions in the Onshore and Offshore divisions. Mr. Ellis is a member of the Society of Petroleum Engineers and a past board member of the New Mexico Oil & Gas Association, the Board of Governors of the Canadian Association of Petroleum Producers and served on the Foundation Board of the Alberta Children's Hospital. Mr. Ellis currently serves on the Board of The Center for Hearing and Speech in Houston, Industry Board of Petroleum Engineering at Texas A&M University and the Visiting Committee of Petroleum Engineering at the Colorado School of Mines.

Kolja Rockov is the Executive Vice President and Chief Financial Officer. Mr. Rockov has over 15 years of experience in the oil and gas finance industry. From October 2004 until he joined Linn Energy in March 2005, Mr. Rockov served as a Managing Director in the Energy Group at RBC Capital Markets, where he was primarily responsible for investment banking coverage of the U.S. exploration and production sector. From September 2000 until October 2004, Mr. Rockov was a Director at RBC Capital Markets. Prior to September 2000, Mr. Rockov held various senior positions with Dain Rauscher Wessels and Rauscher Pierce Refsnes, Inc., predecessors of RBC Capital Markets.

Lisa D. Anderson has been the Senior Vice President and Chief Accounting Officer since July 2006. Ms. Anderson oversees the Company's accounting, financial reporting, information technology, treasury, tax and internal control functions. Her career spans over 25 years of financial accounting and consulting experience and includes previous leadership positions with international risk consulting firms and as an audit partner with a major international accounting firm, where she specialized in the oil and gas industry. Before joining the Company, she was the Managing Director leading the Financial Reporting Risk Services practice for Protiviti from November 2005 until July 2006. She served as a Managing Director with Jefferson Wells from January 2002 to August 2005. Prior to 2002, she was an Assurance Partner with KPMG LLP. Ms. Anderson is a Certified Public Accountant and a Certified Internal Auditor. She is a member of the American Institute of Certified Public Accountants, Texas Society of CPAs and the Institute of Internal Auditors. In addition, she has served on the Presidential Advisory and the Educational Curriculum Committees of the Texas Society of Certified Public Accountants and currently serves on the Board of the Greater Houston Convention and Visitors Bureau.

Charlene A. Ripley is the Senior Vice President, General Counsel and Corporate Secretary and has served in that position since April 2007. Prior to joining the Company, Ms. Ripley held the position of Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer at Anadarko Petroleum Corporation from 2006 until April 2007 and served as Vice President, General Counsel and Corporate Secretary from 2004 until 2006, Vice President and General Counsel from 2003 to 2004 and Vice President, General Counsel and Secretary of Anadarko Canada Corporation and its predecessor companies since 1998. She served as Senior Counsel for Norcen Energy Resources Limited from 1997 to 1998.

Arden L. Walker, Jr. is the Senior Vice President – Operations and Chief Engineer of the Company. Mr. Walker joined the Company in February 2007 to oversee its Western operations, which includes California, Oklahoma and Texas. In addition, Mr. Walker serves in the capacity of chief engineer for the Company and is responsible for the Company's reserve review and booking processes. From April 2006 until he joined the Company in February 2007, Mr. Walker served as Asset Development Manager, San Juan Business Unit for ConocoPhillips Company. From June 2004 to April 2006, Mr. Walker served as General Manager, Asset Development in San Juan Division for Burlington Resources. From January 2002 until June 2004, Mr. Walker served as Business Development Manager in San Juan Division for Burlington Resources. Mr. Walker began his career with El Paso Exploration Company in 1982 and has served in a broad range of engineering, business development and management positions with Burlington Resources since that time. Mr. Walker is a member of the Society of Petroleum Engineers, Independent Petroleum Association of America and California Independent Petroleum Association.

EMPLOYEES

As of December 31, 2007, the Company employed approximately 525 personnel. None of the employees are represented by labor unions or covered by any collective bargaining agreement. The Company believes that its relationship with its employees is satisfactory.

PRINCIPAL EXECUTIVE OFFICES

The Company is a Delaware limited liability company with headquarters in Texas. The principal executive offices are located at 600 Travis Street, Suite 5100, Houston, Texas 77002. The main telephone number is (281) 840-4000.

COMPANY WEBSITE

The Company's internet address is www.linnenergy.com. The Company makes available free of charge on or through its website Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after the Company electronically files such material with, or furnishes it to, the SEC. Information on the Company's website should not be considered a part of, or incorporated by reference into, this Annual Report on Form 10-K.

The SEC maintains an internet website that contains these reports at www.sec.gov. Any materials that the Company files with the SEC may be read or copied at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. Information concerning the operation of the Public Reference Room may be obtained by calling the SEC at (800) 732-0330.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond the Company's control. These statements may include statements about the Company's:

- business strategy;
- acquisition strategy;
- financial strategy;
- drilling locations;
- oil, gas and NGL reserves;
- realized oil, gas and NGL prices;
- production volumes;
- lease operating expenses, general and administrative expenses and finding and development costs;
- future operating results; and
- plans, objectives, expectations and intentions.

All of these types of statements, other than statements of historical fact included in this Annual Report on Form 10-K, are forward-looking statements. These forward-looking statements may be found in Part I. Item 1. "Business and Properties;" Part I. Item 1A. "Risk Factors;" Part II. Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operation" and other items within this Annual Report on Form 10-K. In some cases, forward-looking statements can be identified by terminology such as "may," "will," "could," "should," "expect," "plan," "project," "intend," "anticipate," "believe," "estimate," "predict," "potential," "pursue," "target," "continue," the negative of such terms or other comparable terminology.

The forward-looking statements contained in this Annual Report on Form 10-K are largely based on Company expectations, which reflect estimates and assumptions made by Company management. These estimates and assumptions reflect management's best judgment based on currently known market conditions and other factors. Although the Company believes such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties beyond its control. In addition, management's assumptions may prove to be inaccurate. The Company cautions that the forward-looking statements contained in this Annual Report on Form 10-K are not guarantees of future performance, and it cannot assure any reader that such statements will be realized or the forward-looking statements or events will occur. Actual results may differ materially from those anticipated or implied in forward-looking statements due to factors listed in the "Risk Factors" section and elsewhere in this Annual Report on Form 10-K. The forward-looking statements speak only as of the date made, and other than as required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

SECURITIES ACT DISCLAIMER

This Form 10-K does not constitute an offer to sell or the solicitation of an offer to buy any securities.

ITEM 1A. RISK FACTORS

Our business has many risks. Factors that could materially adversely affect our business, financial condition, operating results or liquidity and the trading price of our units are described below. This information should be considered carefully, together with other information in this report and other reports and materials we file with the SEC.

RISKS RELATED TO OUR BUSINESS

We may not have sufficient cash flow from operations to pay the quarterly distribution at the current distribution level and future distributions to our unitholders may fluctuate from quarter to quarter.

We may not have sufficient cash flow from operations each quarter to pay the quarterly distribution at the current distribution level. Under the terms of our limited liability company agreement, the amount of cash otherwise available for distribution will be reduced by our operating expenses and any cash reserve amounts that our Board of Directors establishes to provide for future operations, future capital expenditures, future debt service requirements and future cash distributions to our unitholders. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

- produced volumes of oil, gas and NGL;
- prices at which oil, gas and NGL production is sold;
- level of our operating costs;
- payment of interest, which depends on the amount of our indebtedness and the interest payable thereon; and
- level of our capital expenditures.

In addition, the actual amount of cash we will have available for distribution will depend on other factors, some of which are beyond our control, including:

- availability of borrowings under our credit facility to pay distributions;
- the costs of acquisitions, if any;
- fluctuations in our working capital needs;
- timing and collectibility of receivables;
- restrictions on distributions contained in our credit facility;
- prevailing economic conditions; and
- the amount of cash reserves established by our Board of Directors for the proper conduct of our business.

As a result of these factors, the amount of cash we distribute to our unitholders in any quarter may fluctuate significantly from quarter to quarter and may be significantly less than the current distribution level.

We actively seek to acquire oil and gas properties. Acquisitions involve potential risks that could adversely impact our future growth and our ability to increase or pay distributions.
Any acquisition involves potential risks, including, among other things:

- the risk that reserves expected to support the acquired assets may not be of the anticipated magnitude or may not be developed as anticipated;
- inaccurate assumptions about revenues and costs, including synergies;
- significant increases in our indebtedness and working capital requirements;
- an inability to transition and integrate successfully or timely the businesses we acquire;
- the cost of transition and integration of data systems and processes;
- the potential environmental problems and costs;
- the assumption of unknown liabilities;
- limitations on rights to indemnity from the seller;
- the diversion of management's attention from other business concerns;
- increased demands on existing personnel and on our corporate structure;
- customer or key employee losses of the acquired businesses; and
- the failure to realize expected growth or profitability.

The scope and cost of these risks may ultimately be materially greater than estimated at the time of the acquisition. Further, our future acquisition costs may be higher than those we have achieved historically. Any of these factors could adversely impact our future growth and our ability to increase or pay distributions.

If we do not make future acquisitions on economically acceptable terms, then our growth and ability to increase distributions will be limited.
Our ability to grow and to increase distributions to our unitholders is partially dependent on our ability to make acquisitions that result in an increase in available cash flow per unit. We may be unable to make such acquisitions because we are:

- unable to identify attractive acquisition candidates or negotiate acceptable purchase contracts with them;
- unable to obtain financing for these acquisitions on economically acceptable terms; or
- outbid by competitors.

In any such case, our future growth and ability to increase distributions will be limited. Furthermore, even if we do make acquisitions that we believe will increase available cash flow per unit, these acquisitions may nevertheless result in a decrease in available cash flow per unit.

We have significant indebtedness under our credit facility and term loan. These facilities have substantial restrictions and financial covenants and we may have difficulty obtaining additional credit, which could adversely affect our operations and our ability to pay distributions to our unitholders.
We have significant indebtedness under our credit facility and term loan. As of January 31, 2008, we had an aggregate of approximately $1.99 billion outstanding under our credit facility and term loan (with additional borrowing capacity of approximately $314.5 million). As a result of our indebtedness, we will use a portion of our cash flow to pay interest and principal when due, which will reduce the cash available to finance our operations and other business activities and could limit our flexibility in planning for or reacting to changes in our business and the industry in which we operate. The amount of our indebtedness may also cause us to be more vulnerable to economic downturns and adverse developments in our business. Our ability to access the capital markets to raise capital on favorable terms will be affected by our debt level and by adverse market conditions resulting from, among other things, general economic conditions, contingencies and uncertainties that are difficult to predict and impossible to control. Such a development could adversely affect our ability to obtain financing for working capital, capital expenditures or acquisitions or to refinance existing indebtedness.

We depend on these facilities for future capital needs and to fund our distributions. The credit facility and term loan restrict our ability to obtain additional financing, make investments, lease equipment, sell assets and engage in business combinations. We also are required to comply with certain financial covenants and ratios. Our ability to comply with these restrictions and covenants in the future is uncertain and will be affected by the levels of cash flow from our operations and events or circumstances beyond our control. Our failure to comply with any of the restrictions and covenants could result in a default, which could cause all of our existing indebtedness to be immediately due and payable.

As noted above, we depend on our credit facility for future capital needs. In addition, we have drawn on our credit facility to fund or partially fund quarterly cash distribution payments, since we use operating cash flows for investing activities and borrow as cash is needed. Absent such borrowing, we would have at times experienced a shortfall in cash available to pay our declared quarterly cash distribution amount. If there is a default under our credit facility, we would be unable to make borrowings to fund distributions.

Availability under our credit facility is determined semi-annually at the discretion of the lenders and is based in part on oil, gas and NGL prices. The lenders can unilaterally adjust the borrowing base and the borrowings permitted to be outstanding under the credit facility. Any increase in the borrowing base requires the consent of all the lenders. Outstanding borrowings in excess of the borrowing base must be repaid immediately, or we must pledge other properties as additional collateral. We do not currently have any substantial unpledged properties, and we may not have the financial resources in the future to make any mandatory principal prepayments required under the credit facility. Significant declines in our production or significant declines in realized oil, gas or NGL prices for prolonged periods and resulting decreases in our borrowing base may force us to reduce or suspend distributions to our unitholders.

Increases in interest rates could adversely affect the demand for our units.
An increase in interest rates may cause a corresponding decline in demand for equity investments, in particular for yield-based equity investments such as our units. Any such reduction in demand for our units resulting from other more attractive investment opportunities may cause the trading price of our units to decline.

Our hedging activities could result in financial losses or could reduce our income, which may adversely affect our ability to pay distributions to our unitholders.
To achieve more predictable cash flow and to reduce our exposure to adverse fluctuations in the prices of oil, gas and NGL, we enter into hedging arrangements for a significant portion of our production. If we experience a sustained material interruption in our production or if we are unable to perform our drilling activity as planned, we might be forced to satisfy all or a portion of our hedging obligations without the benefit of the cash flow from our sale of the underlying physical commodity, resulting in a substantial reduction of our liquidity.

If commodity prices decline significantly for a prolonged period, our cash flow from operations will decline, and we may have to lower our distribution or may not be able to pay distributions at all.
Our revenue, profitability and cash flow depend upon the prices of and demand for oil, gas and NGL. The oil, gas and NGL market is very volatile and a drop in prices can significantly affect our financial results and impede our growth. Changes in oil, gas and NGL prices have a significant impact on the value of our reserves and on our cash flow. Prices for these commodities may fluctuate widely in response to relatively minor changes in the supply of and demand for them, market uncertainty and a variety of additional factors that are beyond our control, such as:

- the domestic and foreign supply of and demand for oil, gas and NGL;
- the price and level of foreign imports;
- the level of consumer product demand;
- weather conditions;
- overall domestic and global economic conditions;
- political and economic conditions in oil and gas producing countries, including those in the Middle East and South America;
- the ability of members of the Organization of Petroleum Exporting Countries to agree to and maintain price and production controls;
- the impact of the U.S. dollar exchange rates on oil, gas and NGL prices;
- technological advances affecting energy consumption;
- domestic and foreign governmental regulations and taxation;
- the impact of energy conservation efforts;
- the proximity and capacity of pipelines and other transportation facilities; and
- the price and availability of alternative fuels.

In the past, the prices of oil, gas and NGL have been extremely volatile, and we expect this volatility to continue. If commodity prices decline significantly for a prolonged period, our cash flow from operations will decline, and we may have to lower our distribution or may not be able to pay distributions at all.

Future price declines or downward reserve revisions may result in a write-down of our asset carrying values.
Declines in oil, gas and NGL prices may result in our having to make substantial downward adjustments to our estimated proved reserves. If this occurs, or if our estimates of development costs increase, production data factors change or drilling results deteriorate, accounting rules may require us to write-down, as a non-cash charge to earnings, the carrying value of our properties for impairments. We are required to perform impairment tests on our assets periodically and whenever events or changes in circumstances warrant a review of our assets. To the extent such tests indicate a reduction of the estimated useful life or estimated future cash flows of our assets, the carrying value may not be recoverable and therefore would require a write-down. We may incur impairment charges in the future, which could have a material

adverse effect on our results of operations in the period incurred and on our ability to borrow funds under our credit facility, which in turn may adversely affect our ability to make cash distributions to our unitholders.

Unless we replace our reserves, our reserves and production will decline, which would adversely affect our cash flow from operations and our ability to make distributions to our unitholders.

Producing oil, gas and NGL reservoirs are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. The overall rate of decline for our production will change if production from our existing wells declines in a different manner than we have estimated and can change when we drill additional wells, make acquisitions and under other circumstances. Thus, our future oil, gas and NGL reserves and production and, therefore, our cash flow and income, are highly dependent on our success in efficiently developing and exploiting our current reserves and economically finding or acquiring additional recoverable reserves. We may not be able to develop, find or acquire additional reserves to replace our current and future production at acceptable costs, which would adversely affect our cash flow from operations and our ability to make distributions to our unitholders.

Our estimated reserves are based on many assumptions that may prove to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.

No one can measure underground accumulations of oil, gas and NGL in an exact way. Reserve engineering requires subjective estimates of underground accumulations of oil, gas and NGL and assumptions concerning future oil, gas and NGL prices, production levels, and operating and development costs. As a result, estimated quantities of proved reserves and projections of future production rates and the timing of development expenditures may prove to be inaccurate. Independent petroleum engineering firms prepare estimates of our proved reserves. Some of our reserve estimates are made without the benefit of a lengthy production history, which are less reliable than estimates based on a lengthy production history. Also, we make certain assumptions regarding future oil, gas and NGL prices, production levels, and operating and development costs that may prove incorrect. Any significant variance from these assumptions by actual figures could greatly affect our estimates of reserves, the economically recoverable quantities of oil, gas and NGL attributable to any particular group of properties, the classifications of reserves based on risk of recovery and estimates of the future net cash flows. Numerous changes over time to the assumptions on which our reserve estimates are based, as described above, often result in the actual quantities of oil, gas and NGL we ultimately recover being different from our reserve estimates.

The present value of future net cash flows from our proved reserves is not necessarily the same as the current market value of our estimated oil, gas and NGL reserves. We base the estimated discounted future net cash flows from our proved reserves on prices and costs in effect on the day of estimate. However, actual future net cash flows from our oil and gas properties also will be affected by factors such as:

- actual prices we receive for oil, gas and NGL;
- the amount and timing of actual production;
- the timing and success of development activities;
- supply of and demand for oil, gas and NGL; and
- changes in governmental regulations or taxation.

In addition, the 10% discount factor, required to be used pursuant to Statement of Accounting Standard No. 69 when calculating discounted future net cash flows, may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the oil and gas industry in general.

Our development operations require substantial capital expenditures, which will reduce our cash available for distribution. We may be unable to obtain needed capital or financing on satisfactory terms, which could lead to a decline in our reserves.

The oil and gas industry is capital intensive. We make and expect to continue to make substantial capital expenditures in our business for the development, production and acquisition of oil, gas and NGL reserves. These expenditures will reduce our cash available for distribution. We intend to finance our future capital expenditures with cash flow from operations and our financing arrangements. Our cash flow from operations and access to capital are subject to a number of variables, including:

- our proved reserves;
- the level of oil, gas and NGL we are able to produce from existing wells;
- the prices at which we are able to sell our oil, gas and NGL; and
- our ability to acquire, locate and produce new reserves.

If our revenues or the borrowing base under our credit facility decrease as a result of lower oil, gas and NGL prices, operating difficulties, declines in reserves or for any other reason, we may have limited ability to obtain the capital necessary to sustain our operations at current levels. Our credit facility restricts our ability to obtain new financing. If additional capital is needed, we may not be able to obtain debt or equity financing on terms favorable to us, or at all. If cash generated by operations or available under our credit facility is not sufficient to meet our capital requirements, the failure to obtain additional financing could result in a curtailment of our development operations, which in turn could lead to a possible decline in our reserves.

We may decide not to drill some of the prospects we have identified, and locations that we decide to drill may not yield oil, gas and NGL in commercially viable quantities.

Our prospective drilling locations are in various stages of evaluation, ranging from a prospect that is ready to drill to a prospect that will require additional geological and engineering analysis. Based on a variety of factors, including future oil, gas and NGL prices, the generation of additional seismic or geological information, the availability of drilling rigs and other factors, we may decide not to drill one or more of these prospects. As a result, we may not be able to increase or maintain our reserves or production, which in turn could have an adverse effect on our business, financial condition or results of operations.

The cost of drilling, completing and operating a well is often uncertain, and cost factors can adversely affect the economics of a well. Our efforts will be uneconomic if we drill dry holes or wells that are productive but do not produce enough oil, gas and NGL to be commercially viable after drilling, operating and other costs. If we drill future wells that we identify as dry holes, our drilling success rate would decline, which could have an adverse effect on our business, financial condition or results of operations.

Our business depends on gathering and transportation facilities. Any limitation in the availability of those facilities would interfere with our ability to market the oil, gas and NGL we produce, and could reduce our cash available for distribution and adversely impact expected increases in oil, gas and NGL production from our drilling program.

The marketability of our oil, gas and NGL production depends in part on the availability, proximity and capacity of gathering and pipeline systems. The amount of oil, gas and NGL that can be produced and sold is subject to limitation in certain circumstances, such as pipeline interruptions due to scheduled and unscheduled maintenance, excessive pressure, physical damage to the gathering or transportation system, or lack of contracted capacity on such systems. The curtailments arising from these and similar circumstances may last from a few days to several months. In many cases, we are provided only with limited, if any, notice as to when these circumstances will arise and their duration. In addition, some of our wells are drilled in locations that are not serviced by gathering and transportation pipelines, or the gathering and transportation pipelines in the area may not have sufficient capacity to transport additional production. As a result, we may not be able to sell the oil, gas and NGL production from these wells until the necessary gathering and transportation systems are constructed. Any significant curtailment in gathering system or pipeline capacity, or significant delay in the construction of necessary gathering and transportation facilities, would interfere with our ability to market the oil, gas and NGL we produce, and could reduce our cash available for distribution and adversely impact expected increases in oil and gas production from our drilling program.

We depend on certain key customers for sales of our oil, gas and NGL. To the extent these and other customers reduce the volumes they purchase from us or delay payment, our revenues and cash available for distribution could decline. Further, a general increase in non-payment could have an adverse impact on our financial condition and results of operations.

For the year ended December 31, 2007, Duke Energy Corporation, Dominion Resources, Inc. and ConocoPhillips accounted for approximately 21%, 20% and 12%, respectively, of our total volumes, or 53% in the aggregate. For the year ended December 31, 2006, Dominion Resources, Inc. and ConocoPhillips accounted for approximately 53%, and 14%, respectively, of our total volumes, or 67% in the aggregate. To the extent these and other customers reduce the volumes of oil, gas or NGL that they purchase from us, our revenues and cash available for distribution could decline.

Many of our leases are in areas that have been partially depleted or drained by offset wells.

Our key project areas are located in some of the most active drilling areas of the producing basins in the United States. As a result, many of our leases are in areas that have already been partially depleted or drained by earlier offset drilling. This may inhibit our ability to find economically recoverable quantities of reserves in these areas.

Our identified drilling location inventories are scheduled out over several years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling, resulting in temporarily lower cash from operations, which may impact our ability to pay distributions.

Our management has specifically identified and scheduled drilling locations as an estimation of our future multi-year drilling activities on our existing acreage. As of December 31, 2007, we had identified 4,699 drilling locations, of which 1,258 were proved undeveloped locations and 3,441 were other locations. These identified drilling locations represent a significant part of our growth strategy. Our ability to drill and develop these locations depends on a number of factors, including the availability of capital, seasonal conditions, regulatory approvals, oil, gas and NGL prices, costs and drilling results. In addition, DeGolyer and MacNaughton has not estimated proved reserves for the 3,441 other drilling locations we have identified and scheduled for drilling, and therefore there may be greater uncertainty with respect to the success of drilling wells at these drilling locations. Our final determination on whether to drill any of these drilling locations will be dependent upon the factors described above as well as, to some degree, the results of our drilling activities with respect to our proved drilling locations. Because of these uncertainties, we do not know if the numerous drilling locations we have identified will be drilled within our expected timeframe or will ever be drilled or if we will be able to produce oil, gas and NGL from these or any other potential drilling locations. As such, our actual drilling activities may materially differ from those presently identified, which could adversely affect our business.

Drilling for and producing oil, gas and NGL are high risk activities with many uncertainties that could adversely affect our financial condition or results of operations and, as a result, our ability to pay distributions to our unitholders.
Our drilling activities are subject to many risks, including the risk that we will not discover commercially productive reservoirs. Drilling for oil, gas and NGL can be uneconomic, not only from dry holes, but also from productive wells that do not produce sufficient revenues to be commercially viable. In addition, our drilling and producing operations may be curtailed, delayed or canceled as a result of other factors, including:

- the high cost, shortages or delivery delays of equipment and services;
- unexpected operational events;
- adverse weather conditions, particularly seasonal weather conditions in the spring;
- facility or equipment malfunctions;
- title problems;
- pipeline ruptures or spills;
- compliance with environmental and other governmental requirements;
- unusual or unexpected geological formations;
- loss of drilling fluid circulation;
- formations with abnormal pressures;
- fires;
- blowouts, craterings and explosions; and
- uncontrollable flows of oil, gas and NGL or well fluids.

Any of these events can cause increased costs or restrict our ability to drill the wells and conduct the operations which we currently have planned. Any delay in the drilling program or significant increase in costs could impact our ability to generate sufficient cash flow to pay quarterly distributions to our unitholders at the current distribution level. Increased costs could include losses from personal injury or loss of life, damage to or destruction of property, natural resources and equipment, pollution, environmental contamination, loss of wells and regulatory penalties. We ordinarily maintain insurance against certain losses and liabilities arising from our operations. However, it is impossible to insure against all operational risks in the course of our business. Additionally, we may elect not to obtain insurance if we believe that the cost of available insurance is excessive relative to the perceived risks presented. Losses could therefore occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. The occurrence of an event that is not fully covered by insurance could have a material adverse impact on our business activities, financial condition and results of operations.

Because we handle oil, gas and NGL and other hydrocarbons, we may incur significant costs and liabilities in the future resulting from a failure to comply with new or existing environmental regulations or an accidental release of hazardous substances into the environment.
The operations of our wells, gathering systems, turbines, pipelines and other facilities are subject to stringent and complex federal, state and local environmental laws and regulations. These include, for example:

- the federal Clean Air Act and comparable state laws and regulations that impose obligations related to air emissions;
- the federal Clean Water Act and comparable state laws and regulations that impose obligations related to discharges of pollutants into regulated bodies of water;
- the federal Resource Conservation and Recovery Act ("RCRA"), and comparable state laws that impose requirements for the handling and disposal of waste from our facilities; and
- the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"), also known as "Superfund," and comparable state laws that regulate the cleanup of hazardous substances that may have been released at properties currently or previously owned or operated by us or at locations to which we have sent waste for disposal.

Failure to comply with these laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements, and the issuance of orders enjoining future operations. Certain environmental statutes, including the RCRA, CERCLA and analogous state laws and regulations, impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed of or otherwise released. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances or other waste products into the environment.

There is an inherent risk that we may incur environmental costs and liabilities due to the nature of our business and the substances we handle. For example, an accidental release from one of our wells or gathering pipelines could subject us to substantial liabilities arising from environmental cleanup and restoration costs, claims made by neighboring landowners and other third parties for personal injury and property damage, and fines or penalties for related violations of environmental laws or regulations. Moreover, the possibility exists that stricter laws, regulations or enforcement policies could significantly increase our compliance costs and the cost of any remediation that may become necessary. We may not be able to recover these costs from insurance. For a more detailed discussion of environmental and regulatory matters impacting our business, see Part I. Item 1. "Business and Properties – Environmental Matters and Regulation."

We are subject to complex federal, state, local and other laws and regulations that could adversely affect the cost, manner or feasibility of doing business.
Our operations are regulated extensively at the federal, state and local levels. Environmental and other governmental laws and regulations have increased the costs to plan, design, drill, install, operate and abandon oil and gas wells. Under these laws and regulations, we could also be liable for personal injuries, property damage and other damages. Failure to comply with these laws and regulations may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Moreover, public interest in environmental protection has increased in recent years, and environmental organizations have opposed, with some success, certain drilling projects.

Part of the regulatory environment in which we operate includes, in some cases, legal requirements for obtaining environmental assessments, environmental impact studies and/or plans of development before commencing drilling and production activities. In addition, our activities are subject to the regulations regarding conservation practices and protection of correlative rights. These regulations affect our operations and limit the quantity of oil, gas and NGL we may produce and sell. A major risk inherent in our drilling plans is the need to obtain drilling permits from state and local authorities. Delays in obtaining regulatory approvals or drilling permits, the failure to obtain a drilling permit for a well or the receipt of a permit with unreasonable conditions or costs could have a material adverse effect on our ability to develop our properties. Additionally, the regulatory environment could change in ways that might substantially increase the financial and managerial costs of compliance with these laws and regulations and, consequently, adversely affect our ability to pay distributions to our unitholders. For a description of the laws and regulations that affect us, see Part I. Item 1. "Business and Properties – Environmental Matters and Regulation."

As of December 31, 2007, we concluded that our disclosure controls and procedures were effective. If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential unitholders could lose confidence in our financial reporting, which would harm our business and the trading price of our units.
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results could be harmed. We cannot be certain that our efforts to maintain our internal controls will be successful, that we will be able to maintain adequate controls over our financial processes and reporting in the future or that we will be able to comply with our obligations under Section 404 of the Sarbanes-Oxley Act of 2002. For additional information, see Part II. Item 9A. "Controls and Procedures" in this Annual Report on Form 10-K for the year ended December 31, 2007.

Any failure to develop or maintain effective internal controls, or difficulties encountered in implementing or improving our internal controls, could harm our operating results or cause us to fail to meet certain reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our units.

RISKS RELATED TO OUR STRUCTURE

Our management may have conflicts of interest with the unitholders. Our limited liability company agreement limits the remedies available to our unitholders in the event unitholders have a claim relating to conflicts of interest.
Conflicts of interest may arise between our management on one hand, and the Company and our unitholders on the other hand, related to the divergent interests of our management. Situations in which the interests of our management may differ from interests of our non-affiliated unitholders include, among others, the following situations:

- our limited liability company agreement gives our Board of Directors broad discretion in establishing cash reserves for the proper conduct of our business, which will affect the amount of cash available for distribution. For example, our management will use its reasonable discretion to establish and maintain cash reserves sufficient to fund our drilling program;
- our management team determines the timing and extent of our drilling program and related capital expenditures, asset purchases and sales, borrowings, issuances of additional membership interests and reserve adjustments, all of which will affect the amount of cash that we distribute to our unitholders; and
- Affiliates of our directors are not prohibited from investing or engaging in other businesses or activities that compete with the Company.

We do not have the same flexibility as other types of organizations to accumulate cash and equity to protect against illiquidity in the future.
Unlike a corporation, our limited liability company agreement requires us to make quarterly distributions to our unitholders of all available cash reduced by any amounts of reserves for commitments and contingencies, including capital and operating costs and debt service requirements. The value of our units may decrease in direct correlation with decreases in the amount we distribute per unit. Accordingly, if we experience a liquidity problem in the future, we may have difficulty issuing more equity to recapitalize.

Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. If the IRS were to treat us as a corporation for federal income tax purposes or we were to become subject to entity-level taxation for state tax purposes, taxes paid, if any, would reduce the amount of cash available for distribution.
The anticipated after-tax economic benefit of an investment in our units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other tax matter that affects us.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rates, currently at a maximum rate of 35%, and would likely pay state income tax at varying rates. Distributions would generally be taxed again as corporate distributions, and no income, gain, loss, deduction or credit would flow through to unitholders. Because a tax may be imposed on us as a corporation, our cash available for distribution to our unitholders could be reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to our unitholders, likely causing a substantial reduction in the value of our units.

Current law or our business may change so as to cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to entity-level taxation. In addition, because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships and limited liability companies to entity-level taxation through the imposition of state income, franchise or other forms of taxation. For example, beginning in 2008, we will be required to pay Texas franchise tax at a maximum effective rate of 0.7% of our gross income apportioned to Texas in the prior year. Imposition of such a tax on us by Texas and, if applicable, by any other state, will reduce the cash available for distribution to our unitholders.

Our unitholders may have more complex tax reporting and may be required to pay taxes on income even if they do not receive any cash distributions from us.
Our unitholders are required to pay federal income taxes and, in some cases, state and local income taxes on their share of our taxable income, whether or not they receive cash distributions from us. Our unitholders may not receive cash distributions from us equal to their share of our taxable income or even equal to the actual tax liability that results from their share of our taxable income. Furthermore, distributions to unitholders

in excess of the total net taxable income they were allocated, decreases their tax basis, which will become ordinary taxable income to them if the unit is later sold at a price greater than their tax basis, even if the price received is less than their original cost.

In addition to federal income taxes, our unitholders will likely be subject to other taxes, including state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we do business or own property now or in the future, even if they do not reside in any of those jurisdictions. Our unitholders will likely be required to file foreign, state and local income tax returns and pay state and local income taxes in some or all of these jurisdictions. Further, our unitholders may be subject to penalties for failure to comply with those requirements. In 2007, we have done business and owned assets in West Virginia, Pennsylvania, New York, Virginia, California, Oklahoma, Kansas, New Mexico, Illinois, Indiana, and Texas. As we make acquisitions or expand our business, we may do business or own assets in other states in the future. It is the responsibility of each unitholder to file all United States federal, state and local tax returns that may be required of such unitholder. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in our units.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Information concerning proved reserves, production, wells, acreage and related matters are contained in Part I. Item 1. "Business and Properties."

The Company's obligations under its credit facility are secured by mortgages on its oil and gas properties. See Part II. Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operation" and Note 7 for additional information concerning the credit facility.

OFFICES

The Company's principal corporate office is located at 600 Travis, Suite 5100, Houston, Texas 77002. The Company maintains additional offices in California, Kansas, Oklahoma, Pennsylvania, Texas and West Virginia.

ITEM 3. LEGAL PROCEEDINGS

Although the Company may, from time to time, be involved in litigation and claims arising out of its operations in the normal course of business, the Company is not currently a party to any material legal proceedings. In addition, the Company is not aware of any material legal or governmental proceedings against it, or contemplated to be brought against it, under the various environmental protection statutes to which it is subject.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

A special meeting of Company unitholders was held on November 1, 2007. The matters voted on at the meeting and the results are set forth below.

1. To vote upon (a) a change in terms of the Company's Class D units to provide that each Class D unit converts automatically into a unit and (b) the issuance of 34,997,005 units upon such conversion.

VOTES FOR	VOTES AGAINST OR WITHHELD	ABSTENTIONS
48,064,105	106,238	49,018

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

MARKET INFORMATION

The Company's units are listed on The NASDAQ Global Select Market ("NASDAQ") under the symbol "LINE" and began trading on January 13, 2006, after pricing of its initial public offering. At the close of business on January 31, 2008, there were approximately 411 unitholders of record.

The following presents the range of high and low last reported sales prices per unit, as reported by NASDAQ, for the quarters indicated. In addition, distributions declared during each quarter are presented.

QUARTER	UNIT PRICE RANGE HIGH	UNIT PRICE RANGE LOW	CASH DISTRIBUTION DECLARED PER UNIT
2007:			
October 1 – December 31	$ 30.79	$ 22.88	$ 0.57
July 1 – September 30	$ 37.80	$ 31.64	$ 0.57
April 1 – June 30	$ 39.61	$ 32.47	$ 0.52
January 1 – March 31	$ 35.05	$ 30.16	$ 0.52
2006:			
October 1 – December 31	$ 33.46	$ 21.21	$ 0.43
July 1 – September 30	$ 24.10	$ 20.08	$ 0.40
April 1 – June 30	$ 21.00	$ 18.72	$ 0.32
January 13 – March 31	$ 22.35	$ 19.55	$ —

DISTRIBUTIONS

The Company's limited liability company agreement requires it to make quarterly distributions to untiholders of all "available cash." Available cash means, for each fiscal quarter, all cash on hand at the end of the quarter less the amount of cash reserves established by the Board of Directors to:

- provide for the proper conduct of business (including reserves for future capital expenditures, future debt service requirements, and for anticipated credit needs);
- comply with applicable laws, debt instruments or other agreements;
- plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter for which the determination is being made. Working capital borrowings are borrowings that will be made under the Company's credit facility and in all cases are used solely for working capital purposes or to pay distributions to unitholders.

See Part II. Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operation – Liquidity and Capital Resources" for a discussion on the payment of future distributions.

Unitholder Return Performance Presentation

The performance graph below compares the total unitholder return on the Company's units, with the total return of the Standard & Poor's 500 Index (the "S&P 500 Index") and the Alerian MLP Index, a weighted composite of 50 prominent energy master limited partnerships. Total return includes the change in the market price, adjusted for reinvested dividends or distributions, for the period shown on the performance graph and assumes that $100 was invested in the Company at the last reported sale price of units as reported by NASDAQ ($22.00) on January 13, 2006 (the day trading of the units commenced), and in the S&P 500 Index and the Alerian MLP Index on the same date. The results shown in the graph below are not necessarily indicative of future performance.


$140
$130
$120
$110
$100
$90
Value of $100 Investment
1/13/2006
12/31/2007
Alerian MLP Index
Linn Energy
S&P 500 lindex

	JANUARY 13, 2006	DECEMBER 31, 2007
Linn Energy, LLC	$ 100	$ 128 [(1)]
Alerian MLP Index	$ 100	$ 136
S&P 500 Index	$ 100	$ 118

(1) Based on the last reported sale price of the Company's units as reported by NASDAQ on December 31, 2007 ($25.03).

Notwithstanding anything to the contrary set forth in any of the Company's previous or future filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 that might incorporate this Form 10-K or future filings with the SEC, in whole or in part, the preceding performance information shall not be deemed to be "soliciting material" or to be "filed" with the SEC or incorporated by reference into any filing except to the extent this performance presentation is specifically incorporated by reference therein.

Securities Authorized for Issuance Under Equity Compensation Plans

See the information incorporated by reference under Part III. Item 12. "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" regarding securities authorized for issuance under the Company's equity compensation plans, which information is incorporated by reference into this Item 5.

Sales of Unregistered Securities

None not previously reported on a Quarterly Report on Form 10-Q or a Current Report on Form 8-K. See Part II. Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operation" for discussion of these matters.

ITEM 6. SELECTED FINANCIAL DATA

The selected financial data set forth below should be read in conjunction with Part II. Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operation" and Item 8. "Financial Statements and Supplementary Data."

Because of rapid growth through acquisitions and development of properties, the Company's historical results of operations and period-to-period comparisons of these results and certain other financial data may not be meaningful or indicative of future results.

(dollars and units in thousands)	YEAR ENDED DECEMBER 31, 2007	2006	2005	2004	PERIOD FROM MARCH 14, 2003 (INCEPTION) – DECEMBER 31, 2003
Statement of operations data:					
Oil, gas and NGL sales	$ 318,226	$ 80,393	$ 44,645	$ 19,502	$ 2,379
Gain (loss) on oil and gas derivatives [1]	(345,537)	103,308	(76,193)	(11,004)	(1,437)
Total revenues	(7,237)	191,058	(26,481)	9,178	946
Operating income (loss)	(266,743)	103,931	(48,864)	(1,204)	(1,197)
Depreciation, depletion and amortization	97,964	24,173	7,294	3,656	562
Interest expense	62,130	25,857	8,043	3,530	517
Net income (loss)	(364,349)	79,185	(56,351)	(4,816)	(1,688)
Net income (loss) per unit – basic	(5.29)	2.64	(2.75)	(0.23)	(0.06)
Net income (loss) per unit – diluted	(5.29)	2.61	(2.75)	(0.23)	(0.06)
Distributions declared per unit	2.18	1.15	—	—	—
Weighted average units outstanding	68,916	28,281	20,518	20,518	27,813
Cash flow data:					
Net cash provided by (used in):					
Operating activities [2]	$ (44,814)	$ (6,805)	$ (29,518)	$ 10,351	$ (135)
Investing activities	(2,892,420)	(551,631)	(150,898)	(61,373)	(35,344)
Financing activities	2,932,080	553,990	189,269	31,167	57,521
Capital expenditures	2,896,958	551,737	150,849	63,594	32,863
Balance sheet data:					
Total assets	$ 3,796,569	$ 905,912	$ 280,924	$ 105,425	$ 79,177
Long-term debt	1,443,830	428,237	207,695	72,750	41,518
Unitholders' capital (deficit)	2,026,641	450,954	(46,831)	9,520	14,336
Operating data:					
Production:					
Gas (MMcf)	27,001	8,599	4,720	3,110	304
Oil (MBbls)	1,271	370	20	10	31
NGL (MBbls)	992	—	—	—	—
Total (MMcfe)	40,579	10,818	4,839	3,112	492
Average daily production (MMcfe/d)	111.2	29.6	13.3	8.5	2.3
Estimated Net Proved Reserves:					
Gas (Bcf)	1,028.9	274.0	191.9	118.9	68.9
Oil (MMBbls)	54.8	30.0	0.2	0.1	0.2
NGL (MBbls)	43.1	—	—	—	—
Total (Bcfe)	1,616.1	454.1	193.2	119.8	69.8
Total Weighted Average Prices:					
Hedged (Mcfe) [3]	$ 8.91	$ 9.79	$ 6.51	$ 5.55	$ 5.17
Unhedged (Mcfe) [3]	$ 7.84	$ 7.43	$ 9.23	$ 6.27	$ 4.84

(1) During 2005, the Company canceled (before their original settlement date) a portion of out-of-the-money gas swaps and realized a loss of $38.3 million. The Company subsequently hedged similar volumes at higher prices. The remaining 2005 loss relates to losses on derivative positions settled in 2005 at scheduled maturity dates that were not related to the cancellation of out-of-the-money gas hedges.

(2) Includes premiums paid for derivatives of approximately $279.3 million, $49.8 million and $1.6 million for the years ended December 31, 2007, 2006 and 2005, respectively.

(3) Hedged amounts include the effect of realized gains and losses on derivatives and unhedged amounts do not.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis should be read in conjunction with the "Selected Historical Consolidated Financial and Operating Data" and the financial statements and related notes included elsewhere in this Annual Report on Form 10-K. The following discussion contains forward-looking statements that reflect the Company's future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside the Company's control. The Company's actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, market prices for oil, gas and NGL, production volumes, estimates of proved reserves, capital expenditures, economic and competitive conditions, regulatory changes and other uncertainties, as well as those factors discussed below and elsewhere in this Annual Report on Form 10-K, particularly in Part I. Item 1A. "Risk Factors." In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur.

A reference to a "Note" herein refers to the accompanying Notes to Consolidated Financial Statements contained in Item 8. "Financial Statements and Supplementary Data."

EXECUTIVE SUMMARY

Linn Energy is an independent oil and gas company focused on the development and acquisition of long life properties which complement its asset profile in producing basins within the United States.

Proved reserves at December 31, 2007 were 1,616.1 Bcfe, of which approximately 64% were gas, 20% were oil and 16% were NGL. Approximately 73% were classified as proved developed, with a total Standardized Measure value of $3.46 billion. At December 31, 2007, the Company operated 5,638, or 77%, of its 7,305 gross productive wells. Average proved reserves-to-production ratio, or average reserve life, is approximately 22 years, based on the December 31, 2007 reserve report and annualized production for the fourth quarter ended December 31, 2007.

During the year ended December 31, 2007, the Company completed eight acquisitions of working and royalty interests in oil and gas properties. In January 2008, the Company completed two additional acquisitions of oil and gas properties. On a pro forma basis, including these two acquisitions, total proved reserves at December 31, 2007 were 1,945.5 Bcfe, of which approximately 55% were gas, 32% were oil and 13% were NGL.

Acquisitions

The following provides a summary of acquisitions of working and royalty interests the Company has completed from January 1, 2007 through the date of this report:

DATE	GROSS WELLS [1]	OPERATING REGION	AGGREGATE CONTRACT PRICE (in millions)
January 2007	51	Appalachian Basin	$ 33.0
February 2007	4	Appalachian Basin	5.9
February 2007	851	Mid-Continent	415.0
April 2007	300	Western	10.0
June 2007	514	Mid-Continent	90.5
August 2007	2,685	Mid-Continent	2,050.0
October 2007	100	Mid-Continent	22.5
October 2007	—	Mid-Continent	52.0
January 2008	2,312	Mid-Continent	552.2
January 2008	138	Appalachian Basin	14.7
	6,955		$ 3,245.8

[1] Gross wells do not include approximately 1,800 wells associated with royalty interest acquisitions.

From inception through the date of this report, the Company has completed 24 acquisitions of working and royalty interests in oil and gas properties and related gathering and pipeline assets. Total acquired proved reserves were approximately 1.9 Tcfe at an acquisition cost of approximately $2.11 per Mcfe. See Note 2 for additional details about the Company's acquisitions.

The Company finances acquisitions with a combination of proceeds from the issuance of its units, bank borrowings and cash flow from operations. During 2007, the Company completed three private placements of its units, with gross proceeds of $2.12 billion. During 2006, the Company completed one additional private placement, with gross proceeds of $305.0 million. See "Private Placements" below and also Note 4 for additional details about the Company's private placement of units.

Private Placements

During 2007 and 2006, the Company closed four private placements of units to groups of institutional investors.

DATE ISSUED	GROSS PROCEEDS (in thousands)	UNITS ISSUED	DATE CONVERTED TO UNITS [1]	DATE REGISTERED WITH SEC	DATE LOCK-UP EXPIRED [2]
August 2007:					
Units	$ 416,000	12,999,989		December 2007	February 14, 2008
D Units	1,084,000	34,997,005	November 2007	December 2007	February 14, 2008
	$ 1,500,000	47,996,994			
June 2007:					
Units	$ 260,000	7,761,194		December 2007	February 14, 2008
February 2007:					
Units	$ 172,904	6,650,144		December 2007	December 14, 2007
C Units	187,096	7,465,946	April 2007	December 2007	December 14, 2007
	$ 360,000	14,116,090			
October 2006:					
Units	$ 116,228	5,534,687		December 2007	December 14, 2007
B Units	188,772	9,185,965	January 2007	December 2007	December 14, 2007
	$ 305,000	14,720,652			

[1] Not applicable for units.
[2] Lock-up expiration date represents date investors were allowed to sell or transfer units per terms of purchase agreements.

The proceeds from the private placements, net of expenses, were used to finance acquisitions and to repay indebtedness under the Company's credit facility. See Note 4 for additional details about the private placements.

Operating Regions

The Company's oil, gas and NGL properties are currently located in three regions in the United States:

- Mid-Continent, which includes the core operating areas Texas Panhandle and Oklahoma;
- Appalachian Basin, which includes fields in West Virginia and Pennsylvania; and
- Western, which includes the Brea Olinda Field of the Los Angeles Basin in California.

Mid-Continent

The Mid-Continent is the Company's largest region, and as noted above, includes two key core operating areas. First, the Texas Panhandle area, which consists of shallow oil and gas production from the Brown Dolomite formation at depths of approximately 3,200 feet and the Deep Granite Wash formation which produces at depths ranging from 8,900 feet to 16,000 feet. This area produced 71.6 MMcfe/d, or 36%, of the Company's fourth quarter 2007 production. The second core area is located primarily in Oklahoma. Producing depths range from 6,000 feet to 20,000 feet in this area. This area produced 92.7 MMcfe/d, or 46%, of the Company's fourth quarter 2007 production. During 2007, the Company invested approximately $40.0 million to drill in Oklahoma.

In order to more efficiently transport its gas to market, the Company owns and operates a network of gas gathering systems comprised of approximately 800 miles of pipeline and associated compression and metering facilities which connect to numerous sales outlets in the Texas Panhandle.

Appalachian Basin

The Appalachian Basin includes fields in West Virginia and Pennsylvania. This region produced 24.3 MMcfe/d, or 12%, of the Company's fourth quarter 2007 production. During 2007, the Company invested approximately $34.3 million to drill in the Appalachian Basin. The proximity of the Company's properties in this region to major United States consuming markets allows the Company to receive premium pricing on this production.

The Company also performs limited gas gathering activities for others on non-jurisdictional gathering systems, primarily in Pennsylvania. The Company aggregates these volumes with production and sells all the gas through meters to the same purchasers. These revenues are collected and distributed to the third party producers in the normal course of business.

Western

Western consists of the Brea Olinda Field of the Los Angeles Basin in California. The Brea Olinda Field was discovered in 1880 and produces from the shallow Pliocene formation to the deeper Miocene formation. This region produced 11.6 MMcfe/d, or 6%, of the Company's fourth quarter 2007 production. During 2007, the Company invested approximately $2.4 million to drill in this region.

The Western region also includes the operation of a gas processing facility which processes produced gas from Company and third party wells. Processed gas is utilized to generate electricity which is used in the field to power equipment, resulting in reduced operating costs. Revenues are also generated from the sale of excess power.

Results of Operations – Year Ended December 31, 2007
Compared to Year Ended December 31, 2006

The following provides selected financial and operating data for the years indicated:

	YEAR ENDED DECEMBER 31,		
(in thousands)	2007	2006	VARIANCE
Revenues:			
Gas sales	$ 178,627	$ 61,641	$ 116,986
Oil sales	84,538	18,752	65,786
NGL sales	55,061	—	55,061
Total oil, gas and NGL sales	318,226	80,393	237,833
Gain (loss) on oil and gas derivatives	(345,537)	103,308	(448,845)
Natural gas marketing revenues	15,537	5,598	9,939
Other revenues	4,537	1,759	2,778
Total revenues .	$ (7,237)	$ 191,058	$ (198,295)
Expenses:			
Operating expenses	$ 88,527	$ 18,099	$ 70,428
Natural gas marketing expenses	12,596	4,862	7,734
General and administrative expenses	57,188	39,993	17,195
Data license expenses	3,231	—	3,231
Depreciation, depletion and amortization	97,964	24,173	73,791
Total expenses	$ 259,506	$ 87,127	$ 172,379
Other income and (expenses)	$ (94,033)	$ (28,148)	$ (65,885)

	YEAR ENDED DECEMBER 31,		
	2007	2006	VARIANCE
Production:			
Gas production (MMcf)	27,001	8,599	214.0%
Oil production (MBbls)	1,271	370	243.5%
NGL production (MBbls)	992	—	—
Total production (MMcfe)	40,579	10,818	275.1%
Average daily production (MMcfe/d)	111.2	29.6	275.7%
Weighted average prices (hedged): [1]			
Gas (Mcf)	$ 8.19	$ 9.79	(16.3)%
Oil (Bbl) [2]	$ 66.15	$ 58.68	12.7%
NGL (Bbl)	$ 56.75	$ —	—
Weighted average prices (unhedged): [3]			
Gas (Mcf)	$ 6.62	$ 7.17	(7.7)%
Oil (Bbl) [2]	$ 66.51	$ 50.68	31.2%
NGL (Bbl)	$ 55.51	$ —	—
Average unit costs per Mcfe of production:			
Operating expenses	$ 2.18	$ 1.67	30.5%
General and administrative expenses [4]	$ 1.41	$ 3.70	(61.9)%
Depreciation, depletion and amortization	$ 2.41	$ 2.23	8.1%

[1] Includes the effect of realized gains of $43.2 million and $25.5 million on derivatives for the years ended December 31, 2007 and 2006, respectively.

[2] Oil production in California is sold pursuant to a long-term contract at 79% of NYMEX, and with gravity increase due to NGL being mixed into the oil stream, prices realized average approximately 82% of NYMEX.

[3] Does not include the effect of realized gains on derivatives.

[4] The measure for the years ended December 31, 2007 and 2006 includes approximately $13.9 million and $21.6 million, respectively, of unit-based compensation and unit warrant expense. The year ended December 31, 2006 also includes approximately $2.0 million of IPO bonuses. Excluding these amounts, general and administrative expenses for the years ended December 31, 2007 and 2006 were $1.07 per Mcfe and $1.51 per Mcfe, respectively. This is a non-GAAP measure used by Company management to analyze its performance.

Revenues

Gas, oil and NGL sales increased 296%, to approximately $318.2 million for the year ended December 31, 2007, from $80.4 million for the year ended December 31, 2006.

The increase in revenue from gas, oil and NGL sales was primarily attributable to increased production as a result of acquisitions and drilling. Total production increased to 40,579 MMcfe during the year ended December 31, 2007, from 10,818 MMcfe during the year ended December 31, 2006. The increase in production was due primarily to production from oil and gas properties acquired during 2007 and 2006 and by the drilling of new wells. The Company drilled 253 wells during 2007, compared to 159 wells during 2006.

Gas production increased to 27,001 MMcf during the year ended December 31, 2007, from 8,599 MMcf during the year ended December 31, 2006, with the 2007 acquisitions in the Mid-Continent region (see Note 2) contributing approximately 15,734 MMcf from the respective closing dates of the acquisitions. The increase in production was slightly offset by a reduction in the weighted average gas price, from $7.17 per Mcf during the year ended December 31, 2006, to $6.62 per Mcf during the year ended December 31, 2007, which caused gas revenues to decrease approximately $4.8 million.

Oil production increased to 1,271 MBbls during the year ended December 31, 2007, from 370 MBbls during the year ended December 31, 2006, due to the acquisitions in the Western and Mid-Continent regions. The acquisitions in the Mid-Continent also increased NGL production to 992 MBbls during the year ended December 31, 2007, from zero during the comparative period of the prior year. The increase in the weighted average price of oil for the period, from $50.68 per Bbl to $66.51 per Bbl, contributed approximately $5.9 million to the increase in oil revenues.

Hedging Activities

During the year ended December 31, 2007, the Company had commodity pricing derivative contracts for approximately 82% of its gas production and 86% of its oil and NGL production, which resulted in realized gains of $43.2 million (greater revenues than would have been achieved at unhedged prices). During the year ended December 31, 2006, the Company had approximately 108% of its gas production and 50% of its oil production hedged, which resulted in realized gains of $25.5 million. Unrealized losses on derivatives in the amount of $388.7 million for the year ended December 31, 2007, and unrealized gains of $77.8 million for the year ended December 31, 2006, were also recorded. Unrealized gains and losses result from changes in market valuations of derivatives as future commodity price expectations change compared to the contract price on the derivative. During 2007, expected future oil and gas prices increased, which reduced the market value of the derivatives. Such market value adjustment, if realized in the future, would be offset by higher actual prices for production. Since the Company has hedged a significant portion of its oil and gas production at fixed prices, it may not realize the benefit of future increases in commodity prices. However, the Company utilizes put contracts as a significant percentage of its hedging portfolio. Puts not only protect against declines in commodity prices, but also preserve commodity upside. See Note 9 for details regarding derivatives in place through December 31, 2013.

Expenses

Operating expenses, which include expenses such as lease operating, labor, field office, vehicle, supervision, transportation, maintenance, tools, supplies, and production and ad valorem taxes, increased to $88.5 million for the year ended December 31, 2007, from $18.1 million for the year ended December 31, 2006. Production taxes, which are a function of volumes and revenues generated from production, increased to $17.8 million for the year ended December 31, 2007, from $2.0 million in 2006. Ad valorem taxes, which are based on the value of reserves and vary by location, increased to $8.2 million for the year ended December 31, 2007, from $1.6 million in 2006. Operating expenses also increased due to costs associated with the 2007 acquisitions in the Mid-Continent region, including expenses associated with the addition of approximately 150 field and direct field support employees. In addition, the number of producing wells, which increased by over 4,000 gross wells as a result of the acquisitions completed in 2007 and the drilling of 253 wells during the year ended December 31, 2007, and 612 wells from inception through December 31, 2007, also contributed to the increased operating expenses.

Average operating expenses per equivalent unit of production increased to $2.18 for the year ended December 31, 2007, compared to $1.67 for the year ended December 31, 2006. Operating expenses per Mcfe increased due to material and labor costs and the changing mix of production beginning in the third quarter of 2006 to include oil and NGL, which have higher operating costs than gas wells. During 2007, the Company also incurred costs for workover and maintenance of its wells to enhance future production and/or offset decline. Operating expenses per Mcfe also increased by $0.09 due to turnover of purchased inventory valued at acquisition cost instead of cost to produce.

General and administrative expenses include the costs of employees and executive officers, related benefits, office leases, professional fees and other costs not directly associated with field operations. General and administrative expenses increased to approximately $57.2 million for the year ended December 31, 2007, from $40.0 million for the year ended December 31, 2006. The increase in general and administrative expenses was primarily due to costs incurred to support the Company's rapid growth through acquisitions and position the Company for future growth. In conjunction with expansion and development of the organization during 2007, the Company hired approximately 150 employees (including approximately 100 corporate, administrative and support employees with the Mid-Continent acquisition) and as a result, salaries and benefits expense increased approximately $13.5 million over 2006. Costs to perform the necessary functions associated with being a growing company were $14.2 million during 2007, compared to $6.1 million during 2006. These costs include expenses for recruitment of key management team members, acquisition related data conversion and integration, public partnership tax reporting, audit fees, legal fees, proxy and printing costs and other professional fees, including costs related to compliance with Section 404 of the Sarbanes-Oxley Act of 2002. In addition, acquisition costs that are not eligible for capitalization, including internal and indirect costs for completed acquisitions, as well as direct costs associated with acquisition efforts that have not reached fruition, contributed to the increase. The increase in general and administrative expenses was partially offset by lower employee unit-based compensation expense, which decreased to $9.5 million (exclusive of amounts associated with certain of the new employees) during the year ended December 31, 2007, from $21.6 million during 2006. Unit-based compensation expense incurred during the year ended December 31, 2006 was higher compared to that incurred in 2007, primarily due to expense associated with unit awards granted in conjunction with the Company's IPO in January 2006. General and administrative expenses are presented net of approximately $0.9 million and $1.1 million during the years ended December 31, 2007 and 2006, respectively, which represent expense reimbursements from other working interest owners.

The Company incurred expenses of approximately $3.2 million for initial, one-time data license fees during the year ended December 31, 2007. These expenses primarily represent fees for access to 3-D seismic and other data libraries in the Mid-Continent to enable the Company to maximize drilling opportunities in that region.

Depreciation, depletion and amortization increased to approximately $98.0 million for the year ended December 31, 2007, from $24.2 million for the year ended December 31, 2006. Of this increase, approximately $37.9 million was as a result of depletion related to the Mid-Continent acquisition in August 2007. The properties acquired in the Mid-Continent acquisitions earlier in 2007 contributed approximately $12.4 million to the increase. Although total depreciation, depletion and amortization increased during 2007 due to higher total production levels, the reserves in the acquired Texas, Oklahoma and California properties have lower depletion rates than the reserves in the Appalachian Basin. Depreciation, depletion and amortization expenses include impairment expense of $3.3 million and $1.0 million for the years ended December 31, 2007 and 2006, respectively.

Other income and (expenses) increased to a net expense of $94.0 million for the year ended December 31, 2007, compared to a net expense of $28.1 million for the year ended December 31, 2006, primarily due to increased interest expense from increased debt levels associated with borrowings to fund the Mid-Continent acquisition and drilling. Cash payments for interest increased to $57.3 million for the year ended December 31, 2007, compared to $24.1 million for the year ended December 31, 2006. The Company's interest rate swaps were not designated as cash flow hedges under SFAS No. 133, "*Accounting for Derivative Instruments and Hedging Activities,*" as amended, ("SFAS 133"), even though they reduce exposure to changes in interest rates (see Note 8). Therefore, the changes in fair values of these instruments were recorded as a loss of approximately $29.5 million and a gain of approximately $82,000 for the years ended December 31, 2007 and 2006, respectively. These amounts are non-cash items.

Income tax was an expense of approximately $3.6 million for the year ended December 31, 2007 and a benefit of approximately $3.4 million for the year ended December 31, 2006. The Company is a limited liability company treated as a partnership for federal and state income tax purposes. Certain of the Company's subsidiaries are Subchapter C-corporations subject to corporate income taxes. The Company's taxable subsidiaries generated net operating losses for the year ended December 31, 2006. Management has subsequently recovered expenses through an intercompany charge for services from Linn Operating, Inc. to Linn Energy, which resulted in a corresponding tax expense in the year ended December 31, 2007.

Results of Operations – Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

The following provides selected financial and operating data for the years indicated:

(in thousands)	YEAR ENDED DECEMBER 31, 2006	YEAR ENDED DECEMBER 31, 2005	VARIANCE
Revenues:			
Gas sales	$ 61,641	$ 43,594	$ 18,047
Oil sales	18,752	1,051	17,701
Total oil and gas sales	80,393	44,645	35,748
Gain (loss) on oil and gas derivatives [1]	103,308	(76,193)	179,501
Natural gas marketing revenues	5,598	4,722	876
Other revenues	1,759	345	1,414
Total revenues	$ 191,058	$ (26,481)	$ 217,539
Expenses:			
Operating expenses	$ 18,099	$ 7,356	$ 10,743
Natural gas marketing expenses	4,862	4,401	461
General and administrative expenses	39,993	3,332	36,661
Depreciation, depletion and amortization	24,173	7,294	16,879
Total expenses	$ 87,127	$ 22,383	$ 64,744
Other income and (expenses)	$ (28,148)	$ (7,413)	$ (20,735)

	YEAR ENDED DECEMBER 31, 2006	YEAR ENDED DECEMBER 31, 2005	VARIANCE
Production:			
Gas production (MMcf)	8,599	4,720	82.2%
Oil production (MBbls)	370	20	1750.0%
Total production (MMcfe)	10,818	4,839	123.6%
Average daily production (MMcfe/d)	29.6	13.3	122.6%
Weighted average prices (hedged): [1]			
Gas (Mcf)	$ 9.79	$ 6.45	51.8%
Oil (Bbl) [2]	$ 58.68	$ 52.55	11.7%
Weighted average prices (unhedged): [3]			
Gas (Mcf)	$ 7.17	$ 9.24	(22.4)%
Oil (Bbl) [2]	$ 50.68	$ 52.55	(3.6)%
Average unit costs per Mcfe of production:			
Operating expenses	$ 1.67	$ 1.52	9.9%
General and administrative expenses [4]	$ 3.70	$ 0.69	436.2%
Depreciation, depletion and amortization	$ 2.23	$ 1.51	47.7%

(1) During the year ended December 31, 2005, the Company cancelled (before the original settlement date) a portion of out-of-the money gas swaps and realized a loss of $38.3 million. The Company subsequently hedged similar volumes at higher prices. Weighted average prices (hedged), include the effect of realized gains of $25.5 million and realized losses $13.1 million (excluding the $38.3 million loss) on derivatives for the years ended December 31, 2006 and 2005, respectively.

(2) Oil production in California is sold pursuant to a long-term contract at 79% of NYMEX, and with gravity increase due to NGL being mixed into the oil stream, prices realized average approximately 82% of NYMEX.

(3) Does not include the effect of realized gains on derivatives.

(4) The measure for the year ended December 31, 2006 includes approximately $21.6 million of unit-based compensation expense and approximately $2.0 million of IPO bonuses. Excluding these amounts, general and administrative expenses for the year ended December 31, 2006 was $1.51 per Mcfe. This is a non-GAAP measure used by Company management to analyze its performance.

Revenues

Oil and gas sales increased to approximately $80.4 million for the year ended December 31, 2006, from $44.6 million for the year ended December 31, 2005.

The increase in revenue from oil and gas sales was primarily attributable to increased production. Total production increased to 10,818 MMcfe during the year ended December 31, 2006, from 4,839 MMcfe during the year ended December 31, 2005. Oil production increased to 370 MBbls during the year ended December 31, 2006, from 20 MBbls during the year ended December 2005, primarily due to the acquisition of Blacksand in August 2006. Gas production increased to 8,599 MMcf during the year ended December 31, 2006, from 4,720 MMcf during the year ended December 31, 2005. The increase in gas production was due to the drilling of new wells and production added by the acquisitions of oil and gas properties during 2006 and 2005. The company drilled 159 wells during 2006 and 110 wells in 2005.

Hedging Activities

During the year ended December 31, 2006, the Company entered into commodity pricing derivative contracts for approximately 108% of gas production and 50% of oil production, which resulted in revenues that were $25.5 million greater than the Company would have achieved at unhedged prices. During the year ended December 31, 2005, the Company entered into commodity pricing derivative contracts for approximately 84% of oil and gas production, which resulted in revenues that were $13.1 million less than the Company would have achieved at unhedged prices. During the year ended December 31, 2005, the Company canceled (before its original settlement date) a portion of out-of-the-money gas hedges and realized a loss of $38.3 million, then subsequently hedged similar volumes at higher prices. Unrealized gain on derivatives in the amount of $77.8 million for the year ended December 31, 2006 and unrealized losses on derivatives in the amounts of $24.8 million for the year ended December 31, 2005 were also recorded. Unrealized gains and losses result from oil and gas price fluctuations as compared to the settlement price on the derivative.

Expenses

Operating expenses include expenses such as lease operating, labor, field office, vehicle, supervision, transportation, maintenance, tools, supplies, and production and ad valorem taxes. Production taxes are a function of volumes and revenues generated from production. Ad valorem taxes vary by location and are based on the value of reserves. Operating expenses increased to $18.1 million for the year ended December 31, 2006, from $7.4 million for the year ended December 31, 2005, due to the increase in the number of producing wells as a result of the acquisitions completed in both 2006 and 2005 and the drilling of 159 wells during 2006 and 110 wells during 2005. From inception through December 31, 2006, the Company drilled 359 wells and acquired 3,344 wells.

General and administrative expenses include the costs of employees and executive officers, related benefits, office leases, professional fees and other costs not directly associated with field operations. General and administrative expenses increased to $40.0 million, for the year ended December 31, 2006, from $3.3 million for the year ended December 31, 2005. The increase in general and administrative expenses was due to the recognition of unit-based compensation expense of $21.6 million during the year ended December 31, 2006, compared to none during the year ended December 31, 2005. In addition, acquisition costs that are not eligible for capitalization, including internal and indirect costs for completed acquisitions, as well as direct costs associated with acquisition efforts that have not reached fruition, contributed to the increase. Costs to support rapidly growing operations and position the Company for future growth include increasing staffing levels to manage the 359 wells drilled and 3,344 wells acquired from inception in 2003 through December 31, 2006, recruiting key management team members and performing the functions associated with being a public company, which totaled approximately $6.1 million in 2006 (the year of IPO). General and administrative expenses are presented net of approximately $1.1 million and $1.2 million during the year ended December 31, 2006 and 2005, respectively, which represent expense reimbursements from other working interest owners.

Depreciation, depletion and amortization increased to $24.2 million for the year ended December 31, 2006, from $7.3 million for the year ended December 31, 2005. Of this increase, approximately $4.8 million was as a result of depletion related to the properties that were acquired in the Western and Mid-Continent regions in the third quarter of 2006. In addition, the depletion rate for oil and gas properties in the Appalachia Basin increased 37.4% in the fourth quarter of 2006, due to a downward revision of estimated reserves from the prior year. The Company also recorded $1.0 million of impairments during the year ended December 31, 2006.

Other income and (expenses) increased to a net expense of $28.1 million for the year ended December 31, 2006, compared to a net expense of $7.4 million for the year ended December 31, 2005, primarily due to increased debt levels associated with acquisitions and drilling. Cash payments for interest increased to $24.1 million for the year ended December 31, 2006, from $6.5 million for the year ended December 31, 2005. Interest rate swaps were not designated as cash flow hedges under SFAS 133, even though they reduce exposure to changes in interest rates. Therefore, the changes in fair values of these instruments were recorded as gains of approximately $82,000 and $1.0 million for the years ended December 31, 2006 and 2005, respectively. These amounts are non-cash gains.

Income tax was a benefit of approximately $3.4 million for the year ended December 31, 2006. Income tax expense was approximately $74,000 for the year ended December 31, 2005. Linn Energy is a limited liability company, and is taxed substantially as a partnership; however, the Company's taxable subsidiaries generated net operating losses for the year ended December 31, 2006. The increase in realizable net operating loss income tax benefit currently realizable was the result of a 2006 backlog of expenses reported by the taxable subsidiaries on behalf of the consolidated Company. Such losses were realized in 2007 since the strategy of the corporate structure for the taxable subsidiaries is to recover costs rather than generate significant profits and the forecast of loss generation is not expected to turn around in the foreseeable future.

LIQUIDITY AND CAPITAL RESOURCES

The Company has utilized public and private equity, proceeds from bank borrowings and cash flow from operations for capital resources and liquidity. To date, the primary use of capital has been for the acquisition and development of oil and gas properties. The Company manages its working capital and cash requirements to borrow only as needed from its credit facility. At December 31, 2007, the Company's total current liabilities exceeded current assets by $59.6 million due to a $65.3 million current payable for post-closing settlement costs for an oil and gas acquisition. The Company has $354.5 in available borrowing to meet such obligations at December 31, 2007.

As the Company pursues growth, it continually monitors the capital resources available to meet future financial obligations and planned capital expenditures. The Company's future success in growing reserves and production will be highly dependent on the capital resources available and its success in drilling for or acquiring additional reserves. The Company actively reviews acquisition opportunities on an ongoing basis. If the Company were to make significant additional acquisitions for cash, it would need to borrow additional amounts under the credit facility, if available, or obtain additional debt or equity financing. The credit facility imposes certain restrictions on the Company's ability to obtain additional debt financing. Based upon current expectations, the Company believes liquidity and capital resources will be sufficient for the conduct of its business and operations.

Statements of Cash Flows – Operating Activities

At December 31, 2007, the Company had $1.4 million cash and cash equivalents compared to $6.6 million at December 31, 2006. Cash used by operating activities for the year ended December 31, 2007 was approximately $44.8 million, compared to cash provided by operating activities of $6.8 million for the year ended December 31, 2006. The decrease in cash provided by operating activities was primarily due to premiums paid for derivatives of approximately $279.3 million. The premiums paid were for derivative contracts that hedge 284,985 MMcfe of future production for $2.68 billion of oil and gas property acquisitions (see Note 2) for up to five years. These hedges are expected to provide or stabilize the Company's future cash flow and were funded through the Company's credit facility. See Note 9 for additional details about commodity derivatives.

As part of its overall strategy, the Company regularly enters into long-term commodity derivative contracts in the form of swaps and puts to hedge its future production. The Company's intent is to hold these contracts to maturity. As is common in the marketplace, the Company at times is required to pay cash premiums to enter into such contracts. The majority of the Company's premiums to date have been paid on put contracts, since these contracts contain optionality related to changes in future prices that allow the Company to realize increased cash flows should future prices increase. The derivative contracts "hedge" the Company's future production as the contracts provide the Company with a minimum realizable cash flow related to its hedged future production. The Company typically enters into additional put and swap contracts in conjunction with the acquisition of oil and gas properties, since its future production increases at that time. In order to hedge the significant increase in production anticipated as a result of its August 2007 and January 2008 acquisitions (see Note 2), the Company purchased additional commodity derivative contracts in the third and fourth quarters of 2007 and paid premiums of approximately $226.3 million for these contracts. The Company expects to purchase additional derivative contracts in the future, as it acquires additional oil and gas properties. The amount of derivative contracts the Company enters into in the future will be directly related to expected production from future acquisitions, and cannot be predicted at this time. See Item 7A. "Quantitative and Qualitative Disclosures About Market Risk," for details about derivatives the Company entered into subsequent to December 31, 2007.

Statements of Cash Flows – Investing Activities

Cash used in investing activities was approximately $2.89 billion for the year ended December 31, 2007, compared to $551.6 million for the year ended December 31, 2006. The increase in cash used in investing activities was primarily due to an increase in acquisition activity during the year ended December 31, 2007, compared to the same period of the prior year.

The total cash used in investing activities for the year ended December 31, 2007 includes $2.03 billion for the August 2007 acquisition of properties in the Mid-Continent, $555.5 million for the February, June and October 2007 acquisitions in the Mid-Continent and $38.6 million for the acquisitions of certain gas properties in West Virginia (see Note 2). Other acquisitions, including acquisitions of additional working interests in current wells, were approximately $41.5 million and property, plant and equipment purchases were $17.9 million. The total for the year ended December 31, 2007 also includes $185.5 million for the drilling and development of oil and gas properties and pipeline costs. For 2008, the Company estimates its total drilling and development capital expenditures will be between $250.0 million and $300.0 million. This estimate is under continuous review and is subject to on-going adjustment.

Statements of Cash Flows – Financing Activities

Cash provided by financing activities was approximately $2.93 billion for the year ended December 31, 2007, compared to $554.0 million for the year ended December 31, 2006.

The Company recorded gross proceeds of $2.12 billion from three private placements of its units during the year ended December 31, 2007. The net proceeds of approximately $2.09 billion were used to finance the Mid-Continent acquisitions, the acquisitions of certain gas properties in West Virginia, and to repay indebtedness under the Company's credit facility. During the year ended December 31, 2007, total proceeds from the issuance of debt were $1.3 billion and total repayments of debt were $283.1 million.

Distributions

Under the limited liability company agreement, Company unitholders are entitled to receive a quarterly distribution of available cash to the extent there is sufficient cash from operations after establishment of cash reserves and payment of fees and expenses. The following provides a summary of distributions paid by the Company during the year ended December 31, 2007:

DATE PAID	PERIOD COVERED BY DISTRIBUTION	DISTRIBUTION PER UNIT	TOTAL DISTRIBUTION (in thousands)
November 2007	July 1 – September 30, 2007	$ 0.57	$ 64,798
August 2007	April 1 – June 30, 2007	$ 0.57	37,419
May 2007	January 1 – March 31, 2007	$ 0.52	30,001
February 2007	October 1 – December 31, 2006	$ 0.52	22,745
			$ 154,963

In January 2008, the Company's Board of Directors declared a cash distribution of $0.63 per unit with respect to the fourth quarter of 2007. The distribution totaled approximately $72.2 million and was paid on February 14, 2008 to unitholders of record as of the close of business on February 8, 2008. This distribution represents a 10.5% increase in the Company's annualized cash distribution rate, to $2.52 per unit, from $2.28 per unit for the third quarter of 2007.

Private Placements

See "Executive Summary" above and Note 4 for details about the Company's private placements.

Credit Facility

At December 31, 2007, the Company had a $1.8 billion Third Amended and Restated Credit Agreement ("Credit Facility") and a maturity of August 2010. In connection with its Credit Facility, the Company paid approximately $9.3 million in financing fees, which were deferred and are amortized over the life of the Credit Facility. In addition, during the year ended December 31, 2007, the Company wrote off deferred financing fees related to its prior credit facility of approximately $2.8 million. On January 31, 2008, the Credit Facility was amended to increase the amount available for borrowing to $1.9 billion, all of which is conforming, effective until April 1, 2008, at which point the borrowing base will be redetermined in accordance with the terms of the Credit Facility. At January 31, 2008, the Company had $314.5 million available for borrowing under its Credit Facility.

The borrowing base under the Credit Facility will be redetermined semi-annually by the lenders in their sole discretion, based on, among other things, reserve reports as prepared by reserve engineers taking into account the oil and gas prices at such time. The Company's obligations under the Credit Facility are secured by mortgages on its oil and gas properties as well as a pledge of all ownership interests in its operating subsidiaries. The Company is required to maintain the mortgages on properties representing at least 80% of its oil and gas properties. Additionally, the obligations under the Credit Facility are guaranteed by all of the Company's operating subsidiaries and may be guaranteed by any future subsidiaries.

At the Company's election, interest on borrowings under the Credit Facility is determined by reference to either LIBOR plus an applicable margin between 1.00% and 2.25% per annum or the alternate base rate ("ABR") plus an applicable margin between 0% and 0.75% per annum. Interest is generally payable quarterly for ABR loans and at the applicable maturity date for LIBOR loans.

The Credit Facility contains various covenants that limit the Company's ability to incur indebtedness, enter into interest rate swaps, grant certain liens, make certain loans, acquisitions, capital expenditures and investments, make distributions other than from available cash, merge or consolidate, or engage in certain asset dispositions, including a sale of all or substantially all of its assets. The Credit Facility also contains covenants that require the Company to maintain Adjusted EBITDA to interest expense and current liquidity financial ratios. The Company is in compliance with all financial and other covenants of its Credit Facility.

As noted above, the Company depends on its Credit Facility for future capital needs. In addition, the Company has drawn on the Credit Facility to fund or partially fund quarterly cash distribution payments, since it uses operating cash flows for investing activities and borrows as cash is needed. Absent such borrowing, the Company would have at times experienced a shortfall in cash available to pay the declared quarterly cash distribution amount. If there is a default under the Credit Facility, the Company would be unable to make borrowings to fund distributions.

Term Loan

On January 31, 2008, in order to fund a portion of the January 2008 acquisition of oil and gas properties in the Mid-Continent (see "Recent Developments" above), the Company entered into a $400.0 million Second Lien Term Loan Agreement with a maturity of July 31, 2009 ("Term Loan"). In connection with the Term Loan, the Company paid financing fees of approximately $6.0 million, which were deferred and amortized over the life of the Term Loan. The Company's obligations under the Term Loan are secured by a second priority lien on all oil and gas properties as well as a second priority pledge on all ownership interests in its operating subsidiaries. The Company's obligations under the Term Loan are guaranteed by all the Company's operating subsidiaries and may be guaranteed by any future subsidiaries. Covenants under the Term Loan are substantially similar to those under the Credit Facility. Interest is determined by reference to LIBOR plus an applicable margin of 5.0% for the first twelve months and 7.5% for the remaining period until maturity or a domestic bank rate plus an applicable margin of 3.5% for the first twelve months and 6.0% for the remaining period until maturity.

Off-Balance Sheet Arrangements

At December 31, 2007, the Company did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on its financial position or results of operations.

Contingencies

During the years ended December 31, 2007, 2006, and 2005 no significant payments were made to settle any of the Company's legal proceedings. The Company regularly analyzes current information and accrues for probable liabilities on the disposition of certain matters, as necessary. Liabilities for loss contingencies arising from claims, assessments, litigation or other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.

Commitments and Contractual Obligations

The following summarizes, as of December 31, 2007, certain long-term contractual obligations that are reflected in the consolidated balance sheet and/or disclosed in the accompanying notes thereto:

		PAYMENTS DUE			
CONTRACTUAL OBLIGATIONS	TOTAL	2008	2009 – 2010	2011 – 2012	2013 AND BEYOND
			(in thousands)		
Long-term debt obligations:					
Long-term notes payable	$ 1,521	$ 691	$ 501	$ 47	$ 282
Credit Facility	1,443,000	—	1,443,000	—	—
Interest on Credit Facility computed at 7.02%	261,688	101,299	160,389	—	—
Operating lease obligations:					
Office, property and equipment leases	15,947	2,752	5,696	4,933	2,566
Other noncurrent liabilities:					
Asset retirement obligations	29,073	—	—	204	28,869
Other:					
Derivative instruments	69,961	6,148	48,582	5,568	9,663
Drilling and other contracts	24,136	8,206	15,827	103	—
Total	$ 1,845,326	$ 119,096	$ 1,673,995	$ 10,855	$ 41,380

Capital Structure

The Company's capitalization is presented below:

	DECEMBER 31,	
(in thousands)	2007	2006
Cash and cash equivalents	$ 1,441	$ 6,595
Credit facility	$ 1,443,000	$ 425,750
Other noncurrent debt	830	2,487
	1,443,830	428,237
Total unitholders' capital	2,026,641	450,954
Total capitalization	$ 3,470,471	$ 879,191

NON-GAAP FINANCIAL MEASURE

Adjusted EBITDA

The Company defines Adjusted EBITDA as net income (loss) plus:

- Net operating cash flow from acquisitions, effective date through closing date;
- Interest expense, net of amounts capitalized;
- Depreciation, depletion and amortization;
- Write-off of deferred financing fees and other;
- (Gain) loss on sale of assets;
- Accretion of asset retirement obligation;
- Unrealized (gain) loss on derivatives;
- Unit-based compensation and unit warrant expense;
- Data license expenses;
- IPO cash bonuses; and
- Income tax (benefit) provision.

Adjusted EBITDA is a significant performance metric used by Company management to indicate (prior to the establishment of any reserves by its Board of Directors) the cash distributions the Company expects to pay unitholders. Specifically, this financial measure indicates to investors whether or not the Company is generating cash flow at a level that can sustain or support an increase in its quarterly distribution rates. Adjusted EBITDA is also a quantitative metric used throughout the investment community with respect to publicly-traded partnerships and limited liability companies.

The following presents a reconciliation of consolidated net income (loss) to Adjusted EBITDA:

	YEAR ENDED DECEMBER 31,		
(in thousands)	2007	2006	2005
Net income (loss)	$ (364,349)	$ 79,185	$ (56,351)
Plus:			
Net operating cash flow from acquisitions, effective date through closing date [1]	67,417	712	—
Interest expense, net of amounts capitalized	62,130	25,494	7,040
Depreciation, depletion and amortization	97,964	24,173	7,294
Write-off of deferred financing fees and other	3,460	3,342	381
(Gain) loss on sale of assets	813	72	39
Accretion of asset retirement obligation	1,014	314	172
Unrealized (gain) loss on derivatives	418,281	(77,776)	24,776
Realized loss on canceled gas derivatives [2]	—	—	38,281
Unit-based compensation expense and unit warrant expense	13,921	21,643	—
Data license expenses	3,231	—	—
IPO cash bonuses	—	2,039	—
Income tax (benefit) provision [3]	3,573	(3,402)	74
Adjusted EBITDA	$ 307,455	$ 75,796	$ 21,706

[1] Includes net operating cash flow from acquisitions through the date of this report, including the Mid-Continent IV acquisition (see Note 2).

[2] During the year ended December 31, 2005, the Company canceled (before their original settlement date) a portion of out-of-the-money gas swaps and realized a loss of $38.3 million. The Company subsequently hedged similar volumes at higher prices.

[3] The Company's taxable subsidiaries generated net operating losses during the year ended December 31, 2006. Management subsequently recovered expenses through an intercompany charge for services from Linn Operating, Inc. to Linn Energy, which resulted in a corresponding tax expense during the year ended December 31, 2007.

As noted above, Adjusted EBITDA is non-GAAP performance measure used by Company management to indicate the cash distributions the Company expects to pay unitholders. On the consolidated statements of cash flows, net cash used by operating activities for the year ended December 31, 2007, was approximately $44.8 million and includes approximately $279.3 million invested in derivatives. Net cash used by operating activities for the year ended December 31, 2006, was approximately $6.8 million and includes $49.8 million invested in derivatives. Net cash used by operating activities for the year ended December 31, 2005 was approximately $29.5 million and includes a $38.3 million realized loss on cancelled out-of-the-money gas swaps.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The discussion and analysis of the Company's financial condition and results of operations is based upon the consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The preparation of these financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Certain accounting policies involve judgments and uncertainties to such an extent that there is reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used. The Company evaluates its estimates and assumptions on a regular basis. The Company bases estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates and assumptions used in the preparation of financial statements. Below, the Company has provided expanded discussion of its more significant accounting policies, estimates and judgments. These accounting policies reflect more significant estimates and assumptions used in the preparation of financial statements. See Note 1 for a discussion of additional accounting policies and estimates made by Company management.

Oil and Gas Reserves

The Company's estimates of proved reserves are based on the quantities of oil, gas and NGL that engineering and geological analyses demonstrate, with reasonable certainty, to be recoverable from established reservoirs in the future under current operating and economic parameters. The independent engineering firm DeGolyer and MacNaughton prepared a reserve and economic evaluation of all of the Company properties on a well-by-well basis as of December 31, 2007.

Reserves and their relation to estimated future net cash flows impact the Company's depletion and impairment calculations. As a result, adjustments to depletion and impairment are made concurrently with changes to reserve estimates. The Company prepares its reserve estimates, and the projected cash flows derived from these reserve estimates, in accordance with SEC guidelines. The independent engineering firm described above adheres to the same guidelines when preparing their reserve reports. The accuracy of the reserve estimates is a function of many factors including the following: the quality and quantity of available data, the interpretation of that data, the accuracy of various mandated economic assumptions and the judgments of the individuals preparing the estimates.

The Company's proved reserve estimates are a function of many assumptions, all of which could deviate significantly from actual results. As such, reserve estimates may materially vary from the ultimate quantities of oil, gas and NGL eventually recovered.

Oil and Gas Properties/Property and Equipment

Proved Oil and Gas Properties

The Company accounts for oil and gas properties under the successful efforts method. Under this method, all acquisition and development costs of proved properties are capitalized and amortized on a unit-of-production basis over the remaining life of the proved reserves and proved developed reserves, respectively.

The Company evaluates the impairment of its proved oil and gas properties on a field-by-field basis whenever events or changes in circumstances indicate an asset's carrying amount may not be recoverable. The carrying amount of proved oil and gas properties are reduced to fair value when the expected undiscounted future cash flows are less than the asset's net book value. Cash flows are determined based upon reserves using prices, costs and discount factors consistent with those used for internal decision making. The underlying commodity prices embedded in the Company's estimated cash flows are the product of a process that begins with the Henry Hub forward curve pricing, adjusted for estimated location and quality differentials, as well as other factors that management believes will impact realizable prices. Although prices used are likely to approximate market, they do not necessarily represent current market prices. Costs of retired, sold or abandoned properties that constitute a part of an amortization base are charged or credited, net of proceeds, to accumulated depreciation, depletion and amortization unless doing so significantly affects the unit-of-production amortization rate, in which case a gain or loss is recognized currently. Gains or losses from the disposal of other properties are recognized currently. Expenditures for maintenance and repairs necessary to maintain properties in operating condition are expensed as incurred. Major replacements are capitalized. Estimated dismantlement and abandonment costs for oil and gas properties are capitalized, net of salvage, at their estimated net present value and amortized on a unit-of-production basis over the remaining life of the related proved developed reserves.

Unproved Oil and Gas Properties

Unproved properties consist of costs incurred to acquire unproved leasehold as well as costs incurred to acquire unproved resources. Unproved leasehold costs are capitalized and amortized on a composite basis if individually insignificant, based on past success, experience and average lease-term lives. Unamortized leasehold costs related to successful exploratory drilling are reclassified to proved properties and depleted on a unit-of-production basis. The carrying value of the Company's unproved resources, which were acquired in connection with business acquisitions, was determined using the market-based weighted average cost of capital rate, subjected to additional project-specific risking factors. Because these reserves do not meet the definition of proved reserves, the related costs are not classified as proved properties. As the unproved resources are developed and proven, the associated costs are reclassified to proved properties and depleted on a unit-of-production basis. The Company assesses unproved resources for impairment annually by comparing book value to fair value, which is determined using discounted estimates of future cash flows.

Other Property and Equipment

Other property and equipment includes gas gathering systems, pipelines, buildings, data processing and telecommunications equipment, office furniture and equipment, and other fixed assets. These items are recorded at cost and are depreciated using the straight-line method based on expected lives ranging from 3 to 39 years for the individual asset or group of assets.

Goodwill

Goodwill represents the excess of the cost of an acquired business over the net amounts assigned to assets acquired and liabilities assumed. Goodwill is not amortized to earnings but is tested annually during the fourth quarter or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. At December 31, 2007, goodwill on the Company's consolidated balance sheet of $64.4 million represents goodwill recorded in the fourth quarter of 2007 in connection with the Company's Mid-Continent III acquisition (see Note 2). Future changes in goodwill may result from, among other things, finalization of preliminary purchase price allocations, impairments, or future acquisitions.

Revenue Recognition

Sales of oil, gas and NGL are recognized when oil, gas or NGL has been delivered to a custody transfer point, persuasive evidence of a sales arrangement exists, the rights and responsibility of ownership pass to the purchaser upon delivery, collection of revenue from the sale is reasonably assured, and the sales price is fixed or determinable. Virtually all of the Company's contract pricing provisions are tied to a market index, with certain adjustments based on, among other factors, whether a well delivers to a gathering or transmission line, quality of oil, gas and NGL, and prevailing supply and demand conditions, so that prices fluctuate to remain competitive with other available suppliers.

The Company has elected the entitlements method to account for gas imbalances. Gas imbalances occur when the Company sells more or less than its entitled ownership percentage of total gas production. Under the entitlements method, any amount received in excess of the Company's share is treated as a liability. If the Company receives less than its entitled share, the underproduction is recorded as a receivable. At December 31, 2007, the Company had a gas imbalance receivable of approximately $6.6 million, which is included in accounts receivable – trade, net, on the consolidated balance sheet. The Company did not have any significant gas imbalance positions at December 31, 2006.

The Company engages in the purchase, gathering and transportation of third-party natural gas and subsequently markets such gas to independent purchasers under separate arrangements. As such, the Company separately reports third-party marketing sales and natural gas marketing expenses. Marketing margins related to the Company's production are included in oil, gas and NGL sales.

The Company generates electricity with excess gas, which it uses to serve certain of its operating facilities in Brea, California. Any excess electricity is sold to the California wholesale power market. This revenue is included in other revenues on the consolidated statements of operations.

Asset Retirement Obligations

The Company has the obligation to plug and abandon oil and gas wells and related equipment at the end of production operations. Estimated asset retirement costs are recognized when the obligation is incurred, and are amortized over proved developed reserves using the units of production method. Asset retirement costs are estimated by the Company's engineers using existing regulatory requirements and anticipated future inflation rates. Revisions in estimated liabilities can result from revisions of estimated inflation rates, escalating retirement costs and changes in the estimated timing of settling asset retirement obligations (see Note 11).

Derivative Instruments

The Company uses derivative financial instruments to achieve a more predictable cash flow from its oil, gas and NGL production by reducing its exposure to price fluctuations. As of December 31, 2007, these transactions were in the form of swaps and puts. A put option requires the Company to pay the counterparty a premium equal to the fair value of the option at the purchase date and receive from the counterparty the excess, if any, of the fixed floor over the floating market price. Additionally, the Company uses derivative financial instruments in the form of interest rate swaps to mitigate its interest rate exposure.

The Company accounts for these activities pursuant to SFAS 133. This statement establishes accounting and reporting standards requiring that derivative instruments (including certain derivative instruments embedded in other contracts) be recorded at fair value and included in the balance sheet as assets or liabilities. The Company accounts for its derivatives at fair value as an asset or liability and the change in the fair value of the derivatives is included in earnings since none of the Company's commodity or interest rate derivatives are designated as hedges under SFAS 133. See Item 7A. "Quantitative and Qualitative Disclosures About Market Risk" for discussion regarding the Company's sensitivity analysis for the Company's financial instruments and interest rate swaps.

Purchase Accounting

The establishment of the asset base through the date of this report has included 22 acquisitions of working interests in oil and gas properties. These acquisitions have been accounted for using the purchase method of accounting as prescribed in SFAS No. 141, *"Business Combinations."* See Note 2 for additional details about acquisitions.

In connection with a business combination, the acquiring company must allocate the cost of the acquisition to assets acquired and liabilities assumed based on fair values as of the acquisition date. The purchase price allocations are based on independent appraisals, discounted cash flows, quoted market prices and estimates by management. In addition, when appropriate, the Company reviews comparable purchases and sales of oil and gas properties within the same regions, and uses that data as a proxy for fair market value; i.e., the amount a willing buyer and seller would enter into in exchange for such properties. Any excess of purchase price over amounts assigned to assets and liabilities is recorded as goodwill. The amount of goodwill recorded in any particular business combination can vary significantly depending upon the value attributed to assets acquired and liabilities assumed.

The Company made various assumptions in estimating the fair values of assets acquired and liabilities assumed. The most significant assumptions related to the estimated fair values assigned to proved and unproved oil and gas properties. To estimate the fair values of these properties, the Company prepared estimates of oil and gas reserves. The Company estimated future prices to apply to the estimated reserve quantities acquired, and estimated future operating and development costs, to arrive at estimates of future net revenues. For estimated proved reserves, the future net revenues were discounted using a market-based weighted average cost of capital rate determined appropriate at the time of the acquisition. The market-based weighted average cost of capital rate was subjected to additional project-specific risking factors. To compensate for the inherent risk of estimating and valuing unproved properties, the discounted future net revenues of probable and possible reserves were reduced by additional risk-weighting factors.

Deferred taxes must be recorded for any differences between the assigned values and tax bases of assets and liabilities. Estimated deferred taxes are based on available information concerning the tax basis of assets acquired and liabilities assumed and loss carryforwards at the acquisition date, although such estimates may change in the future as additional information becomes known.

While the estimates of fair value for the assets acquired and liabilities assumed have no effect on cash flows, they can have an effect on the future results of operations. Generally, higher fair values assigned to oil and gas properties result in higher future depreciation, depletion and amortization expense, which results in a decrease in future net earnings. Also, a higher fair value assigned to oil and gas properties, based on higher future estimates of oil and gas prices, could increase the likelihood of an impairment in the event of lower commodity prices or higher operating costs than those originally used to determine fair value. An impairment would have no effect on cash flows but would result in a decrease in net income for the period in which the impairment is recorded.

Unit-Based Compensation

The Company accounts for unit-based compensation pursuant to SFAS No. 123 (revised 2004), *"Share-Based Payment"* ("SFAS 123R"). SFAS 123R requires an entity to recognize the grant-date fair-value of stock options and other equity-based compensation issued to employees in the income statement and eliminates the alternative to use the intrinsic value method of accounting that was provided under the original provisions of SFAS 123, which resulted in no compensation expense recorded in the financial statements related to the issuance of equity awards to employees. It establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires companies to apply a fair-value-based measurement method in accounting for share-based payment transactions with employees. The Company also follows the guidance in Staff Accounting Bulletin ("SAB") No. 107, *"Share-Based Payment,"* which contains the express views of the SEC staff regarding the interaction between SFAS 123R and certain SEC rules and regulations and provides the staff's views regarding the valuation of share-based payment arrangements for public companies. The Company recorded no unit-based compensation expense for the year ended December 31, 2005, as there were no unit-based payments made during that year. See Note 6 for additional details about the Company's accounting for unit-based compensation.

NEW ACCOUNTING PRONOUNCEMENTS

There have been no new accounting standards that materially affected the Company this period; however, see Note 15 for details regarding FIN 48.

See Note 1 for details regarding the Company's change in accounting policy related to the balance sheet presentation of derivative instruments in accordance with the provisions of FASB Interpretation No. 39, *"Offsetting of Amounts Related to Certain Contracts."*

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The primary objective of the following information is to provide forward-looking quantitative and qualitative information about potential exposure to market risks. The term "market risk" refers to the risk of loss arising from adverse changes in oil, gas and NGL prices and interest rates. The disclosures are not meant to be precise indicators of expected future losses, but rather indicators of reasonably possible losses. This forward-looking information provides indicators of how the Company views and manages its ongoing market risk exposures. All of the Company's market risk sensitive instruments were entered into for purposes other than speculative trading.

A reference to a "Note" herein refers to the accompanying Notes to Consolidated Financial Statements contained in Item 8. "Financial Statements and Supplementary Data."

COMMODITY PRICE RISK

The Company's major market risk exposure is in the pricing applicable to oil, gas and NGL production. Realized pricing is primarily driven by the spot market prices applicable to production and the prevailing price for oil, gas and NGL. Pricing for oil, gas and NGL production has been historically volatile and unpredictable, and this volatility is expected to continue in the future. The prices the Company receives for production depend on many factors outside of its control.

The Company enters into hedging arrangements with respect to a portion of its projected production through various transactions that hedge the future prices received. See Note 9 for additional details. These transactions may include price swaps whereby the Company will receive a fixed price for production and pay a variable market price to the contract counterparty. At the settlement date, the Company receives the excess, if any, of the fixed NYMEX or PEPL price floor over the floating rate. Additionally, the Company has put options for which it pays the counterparty the fair value at the purchase date. These hedging activities are intended to support commodity prices at targeted levels and to manage exposure to oil, gas and NGL price fluctuations.

At December 31, 2007, the fair value of hedges that settle during the next twelve months was an asset of approximately $22.3 million and a liability of approximately $3.9 million for a net asset of approximately $18.4 million, which the Company is owed by counterparties. A 10% increase in the index oil and gas prices above the December 31, 2007 prices for the next twelve months would result in a reduction in the value of the hedges of approximately $53.9 million; conversely, a 10% decrease in the index oil and gas prices would result in an increase of approximately $56.5 million.

The following table summarizes, as of February 22, 2008, and for the periods indicated, derivatives in place through December 31, 2013.

	FEBRUARY 22 – DECEMBER 31, 2008	YEAR 2009	YEAR 2010	YEAR 2011	YEAR 2012	YEAR 2013
Gas Positions:						
Fixed Price Swaps:						
Hedged Volume (MMMBtu)	41,134	49,271	42,086	38,741	34,066	—
Average Price ($/MMBtu)	$ 8.48	$ 8.32	$ 8.14	$ 8.08	$ 8.45	$ —
Puts:						
Hedged Volume (MMMBtu)	5,883	6,960	6,960	6,960	—	—
Average Price ($/MMBtu)	$ 8.07	$ 7.50	$ 7.50	$ 7.50	$ —	$ —
PEPL Puts: (1)						
Hedged Volume (MMMBtu)	3,212	5,334	10,634	13,259	5,934	—
Average Price ($/MMBtu)	$ 7.85	$ 7.85	$ 7.85	$ 7.85	$ 7.85	$ —
Total:						
Hedged Volume (MMMBtu)	50,229	61,565	59,680	58,960	40,000	—
Average Price ($/MMBtu)	$ 8.39	$ 8.19	$ 8.02	$ 7.96	$ 8.36	$ —
Oil Positions:						
Fixed Price Swaps:						
Hedged Volume (MBbls)	2,364	2,437	2,150	2,073	2,025	900
Average Price ($/Bbl)	$ 82.42	$ 78.07	$ 78.28	$ 79.65	$ 77.65	$ 72.22
Puts: (2)						
Hedged Volume (MBbls)	1,557	1,843	2,250	2,352	500	—
Average Price ($/Bbl)	$ 73.34	$ 72.13	$ 70.56	$ 69.11	$ 77.73	$ —
Total:						
Hedged Volume (MBbls)	3,921	4,280	4,400	4,425	2,525	900
Average Price ($/Bbl)	$ 78.81	$ 75.51	$ 74.33	$ 74.05	$ 77.66	$ 72.22
Gas Basis Differential Positions:						
PEPL Basis Swaps: (3)						
Hedged Volume (MMMBtu)	30,122	34,666	29,366	26,741	34,066	—
Hedged Differential ($/MMBtu)	$ (0.95)	$ (0.95)	$ (0.95)	$ (0.95)	$ (0.95)	$ —

(1) Settle on the PEPL spot price of gas to hedge basis differential associated with gas production in the Mid-Continent region.
(2) The Company utilizes oil puts to hedge revenues associated with its NGL production.
(3) Represents a swap of the basis between NYMEX and the PEPL spot price of gas of $(0.95) per MMBtu for the volumes hedged.

INTEREST RATE RISK

At December 31, 2007, the Company had long-term debt outstanding of $1.44 billion under its Credit Facility, which incurred interest at floating rates in accordance the Credit Facility agreement. See Note 7 for additional details about the Credit Facility. As of December 31, 2007, the interest rate based on LIBOR was approximately 7.02%. A 1% increase in LIBOR would result in an estimated $12.5 million increase in annual interest expense associated with the Credit Facility.

The Company has entered into interest rate swap agreements based on LIBOR to minimize the effect of fluctuations in interest rates. If LIBOR is lower than the fixed rate in the contract, the Company is required to pay the counterparties the difference, and conversely, the counterparties are required to pay the Company if LIBOR is higher than the fixed rate in the contract. See Note 8 for additional details.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of our Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States.

Because of its inherent limitations, internal control over financial reporting may not detect or prevent misstatements. Projections of any evaluation of the effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or processes may deteriorate.

As of December 31, 2007, our management assessed the effectiveness of the Company's internal control over financial reporting based on the criteria for effective internal control over financial reporting established in *Internal Control – Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, management determined that we maintained effective internal control over financial reporting as of December 31, 2007, based on those criteria. The Company acquired oil and gas properties from Dominion Resources, Inc. in August 2007 ("Dominion Acquisition") and excluded from our assessment of the effectiveness of internal control over financial reporting as of December 31, 2007, Dominion Acquisition's internal control over financial reporting associated with total assets of $2.2 billion and total revenues of $106.1 million included in the consolidated financial statements of the Company as of and for the year ended December 31, 2007.

KPMG LLP, the independent registered public accounting firm that audited the consolidated financial statements of the Company included in this Annual Report on Form 10-K, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2007, which is included herein.

/s/ Linn Energy, LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Unitholders
Linn Energy, LLC:

We have audited the accompanying consolidated balance sheets of Linn Energy, LLC and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, unitholders' capital (deficit), and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Linn Energy, LLC and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Linn Energy, LLC's internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2008 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Houston, Texas
February 28, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Unitholders
Linn Energy, LLC:

We have audited Linn Energy, LLC's internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Linn Energy, LLC's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Linn Energy, LLC maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Linn Energy, LLC's management, in conducting its assessment of internal control over financial reporting as of December 31, 2007, has excluded its oil and gas properties and related assets in the Mid-Continent, which were acquired on August 31, 2007 from Dominion Resources, Inc. and certain affiliates (Dominion), as permitted by the Securities and Exchange Commission. Dominion's total assets were $2.2 billion, or approximately 59% of Linn Energy, LLC's total assets, as of December 31, 2007, and Dominion's total revenues were $106.1 million, or approximately 33% of Linn Energy, LLC's total oil, gas and natural gas liquid sales, for the year ended December 31, 2007. Our audit of internal control over financial reporting of Linn Energy, LLC also excluded an evaluation of the internal control over financial reporting of Dominion.

We also have audited, in accordance with the standards the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Linn Energy, LLC as of December 31, 2007 and 2006, and the related consolidated statements of operations, unitholders' capital (deficit) and cash flows for each of the years in the three-year period ended December 31, 2007, and our report dated February 28, 2008 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Houston, Texas
February 28, 2008

LINN ENERGY, LLC
CONSOLIDATED BALANCE SHEETS

(in thousands, except unit amounts)	DECEMBER 31, 2007	2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,441	$ 6,595
Accounts receivable – trade, net	138,716	19,124
Inventories	2,350	578
Derivative instruments	26,100	37,353
Other current assets	3,418	5,562
Total current assets	172,025	69,212
Oil and gas properties and equipment (successful efforts method)	3,618,741	766,638
Less accumulated depreciation, depletion and amortization	(127,265)	(33,349)
	3,491,476	733,289
Property and equipment, net	32,024	20,754
Other noncurrent assets:		
Deposit for oil and gas properties	27,619	20,086
Derivative instruments	—	60,503
Goodwill	64,419	—
Other noncurrent assets, net	9,006	2,068
	101,044	82,657
Total assets	$ 3,796,569	$ 905,912
LIABILITIES AND UNITHOLDERS' CAPITAL		
Current liabilities:		
Accounts payable and accrued expenses	$ 162,058	$ 12,759
Joint interest payable	50,444	1,839
Accrued interest payable	5,802	2,084
Derivative instruments	6,148	—
Other current liabilities	7,141	873
Total current liabilities	231,593	17,555
Noncurrent liabilities:		
Credit facility	1,443,000	425,750
Derivative instruments	63,813	423
Asset retirement obligations	29,073	8,594
Other noncurrent liabilities	2,449	2,636
Total noncurrent liabilities	1,538,335	437,403
Unitholders' capital:		
113,815,914 units and 33,617,187 units issued and outstanding at December 31, 2007 and 2006, respectively	2,374,660	246,034
9,185,965 Class B units issued and outstanding at December 31, 2006	—	188,590
Accumulated income (loss)	(348,019)	16,330
	2,026,641	450,954
Total liabilities and unitholders' capital	$ 3,796,569	$ 905,912

The accompanying notes are an integral part of these consolidated financial statements.

LINN ENERGY, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per unit amounts)	YEAR ENDED DECEMBER 31, 2007	2006	2005
Revenues:			
Oil, gas and natural gas liquid sales	$ 318,226	$ 80,393	$ 44,645
Gain (loss) on oil and gas derivatives	(345,537)	103,308	(76,193)
Natural gas marketing revenues	15,537	5,598	4,722
Other revenues	4,537	1,759	345
	(7,237)	191,058	(26,481)
Expenses:			
Operating expenses	88,527	18,099	7,356
Natural gas marketing expenses	12,596	4,862	4,401
General and administrative expenses	57,188	39,993	3,332
Data license expenses	3,231	—	—
Depreciation, depletion and amortization	97,964	24,173	7,294
	259,506	87,127	22,383
	(266,743)	103,931	(48,864)
Other income and (expenses):			
Interest expense, net of amounts capitalized	(62,130)	(25,857)	(8,043)
Gain (loss) on interest rate swaps	(28,081)	363	1,003
Other expenses, net	(3,822)	(2,654)	(373)
	(94,033)	(28,148)	(7,413)
Income (loss) before income taxes	(360,776)	75,783	(56,277)
Income tax benefit (provision)	(3,573)	3,402	(74)
Net income (loss)	$ (364,349)	$ 79,185	$ (56,351)
Net income (loss) per unit:			
Units – basic	$ (5.29)	$ 2.64	$ (2.75)
Units – diluted	$ (5.29)	$ 2.61	$ (2.75)
Class B units – basic	$ —	$ 2.64	$ —
Class B units – diluted	$ —	$ 2.61	$ —
Weighted average units outstanding:			
Units – basic	68,916	28,281	20,518
Units – diluted	68,916	30,385	20,518
Class B units – basic	—	1,737	—
Class B units – diluted	—	1,737	—
Distributions declared per unit	$ 2.18	$ 1.15	$ —

The accompanying notes are an integral part of these consolidated financial statements.

LINN ENERGY, LLC

CONSOLIDATED STATEMENTS OF UNITHOLDERS' CAPITAL (DEFICIT)

(in thousands)	UNITHOLDERS' CAPITAL	ACCUMULATED INCOME (LOSS)	TREASURY UNITS (AT COST)	TOTAL UNITHOLDERS' CAPITAL (DEFICIT)
Balance as of December 31, 2004	$ 16,024	$ (6,504)	$ —	$ 9,520
Net loss	—	(56,351)	—	(56,351)
Balance as of December 31, 2005	16,024	(62,855)	—	(46,831)
Sale of initial public offering units, net of offering expense of $4,339	225,139	—	13,671	238,810
Sale of private placement units, net of expense of $348	304,652	—	—	304,652
Redemption of member units	—	—	(114,449)	(114,449)
Cancellation of member units	(100,778)	—	100,778	—
Distribution to members	(32,056)	—	—	(32,056)
Unit-based compensation expense	21,643	—	—	21,643
Net income	—	79,185	—	79,185
Balance as of December 31, 2006	434,624	16,330	—	450,954
Sale of private placement units, net of expense of $34,334	2,085,666	—	—	2,085,666
Issuance of units	2,842	—	—	2,842
Purchase of units	—	—	(7,399)	(7,399)
Cancellation of member units	(7,399)	—	7,399	—
Distribution to members	(154,963)	—	—	(154,963)
Unit-based compensation and unit warrant expense	13,921	—	—	13,921
Exercise of unit options	(31)	—	—	(31)
Net loss	—	(364,349)	—	(364,349)
Balance as of December 31, 2007	$ 2,374,660	$ (348,019)	$ —	$ 2,026,641

The accompanying notes are an integral part of these consolidated financial statements.

LINN ENERGY, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	YEAR ENDED DECEMBER 31 2007	2006	2005
Cash flow from operating activities:			
Net income (loss)	$ (364,349)	$ 79,185	$ (56,351)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation, depletion and amortization	97,964	24,173	7,294
Amortization and write-off of deferred financing fees and other	5,142	4,548	875
Accretion of asset retirement obligation	1,014	314	172
Unit-based compensation and unit warrant expense	13,921	21,643	—
Deferred income tax	3,360	(3,434)	—
Mark-to-market on derivatives:			
Total (gains) losses	373,618	(103,390)	75,207
Cash settlements	40,784	20,442	(51,417)
Premiums paid for derivatives	(279,313)	(49,807)	(1,628)
Changes in assets and liabilities:			
Increase in accounts receivable	(106,227)	(371)	(12,208)
(Increase) decrease in inventory and other assets	3,286	2,833	(399)
Increase (decrease) in accounts payable and accrued expenses	104,709	678	3,396
Increase (decrease) in joint interest payable	48,605	(4,243)	3,589
Increase in accrued interest payable	3,718	636	1,036
Increase (decrease) in other liabilities	8,954	(12)	916
Net cash used in operating activities	(44,814)	(6,805)	(29,518)
Cash flow from investing activities:			
Acquisition of oil and gas properties	(2,665,924)	(469,274)	(122,065)
Additions to oil and gas properties	(185,534)	(46,963)	(27,145)
Deposit for oil and gas properties	(27,610)	(20,086)	—
Purchases of property and equipment	(17,890)	(15,414)	(1,639)
Proceeds from sales of property and equipment	4,538	—	—
Other investing activities	—	106	(49)
Net cash used in investing activities	(2,892,420)	(551,631)	(150,898)
Cash flow from financing activities:			
Proceeds from sale of units	2,120,000	548,149	—
Redemption of member units	(7,399)	(114,449)	—
Proceeds from issuance of debt	1,298,000	584,000	275,295
Principal payments on debt	(283,108)	(425,743)	(80,690)
Distribution to members	(154,963)	(32,056)	—
Offering costs	(34,334)	(1,210)	(3,532)
Financing fees and other	(6,116)	(4,701)	(1,804)
Net cash provided by financing activities	2,932,080	553,990	189,269
Net increase (decrease) in cash and cash equivalents	(5,154)	(4,446)	8,853
Cash and cash equivalents:			
Beginning	6,595	11,041	2,188
Ending	$ 1,441	$ 6,595	$ 11,041

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) Nature of Business

Linn Energy, LLC ("Linn Energy" or the "Company") is an independent oil and gas company focused on the development and acquisition of long life properties which complement its asset profile in producing basins within the United States. Linn Energy began operations in March 2003 and was formed as a Delaware limited liability company in April 2005. The Company completed its initial public offering ("IPO") in January 2006 and its units representing limited liability company interests ("units") are listed on The NASDAQ Global Select Market under the symbol "LINE."

(b) Principles of Consolidation and Reporting

The Company presents its financial statements in accordance with U.S. generally accepted accounting principles ("GAAP"). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated upon consolidation. Certain amounts in the consolidated financial statements and notes thereto have been reclassified to conform to the 2007 financial statement presentation.

(c) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and revenues and expenses and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with GAAP. Actual results could differ from those estimates. The estimates that are particularly significant to the financial statements include estimates of oil, gas and natural gas liquid ("NGL") reserves, future cash flows from oil and gas properties, depreciation, depletion and amortization, asset retirement obligations, the fair value of derivatives and unit-based compensation expense.

(d) Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid short-term investments with original maturities of three months or less to be cash equivalents.

The Company manages its working capital and cash requirements to borrow only as needed from its credit facility. At December 31, 2007, the Company had approximately $5.2 million of outstanding checks, the balance of which is included in other current liabilities on the consolidated balance sheet.

(e) Inventories

Materials, supplies and commodity inventories are valued at the lower of average cost or market, determined by the first-in-first-out method.

(f) Oil and Gas Properties/Property and Equipment

Proved Oil and Gas Properties – The Company accounts for oil and gas properties under the successful efforts method. Under this method, all acquisition and development costs of proved properties are capitalized and amortized on a unit-of-production basis over the remaining life of the proved reserves and proved developed reserves, respectively.

The Company evaluates the impairment of its proved oil and gas properties on a field-by-field basis whenever events or changes in circumstances indicate an asset's carrying amount may not be recoverable. The carrying amount of proved oil and gas properties are reduced to fair value when the expected undiscounted future cash flows are less than the asset's net book value. Cash flows are determined based upon reserves using prices, costs and discount factors consistent with those used for internal decision making. The underlying commodity prices embedded in the Company's estimated cash flows are the product of a process that begins with the Henry Hub forward curve pricing, adjusted for estimated location and quality differentials, as well as other factors that management believes will impact realizable prices. Costs of retired, sold or abandoned properties that constitute a part of an amortization base are charged or credited, net of proceeds, to accumulated depreciation, depletion and amortization unless doing so significantly affects the unit-of-production amortization rate, in which case a gain or loss is recognized currently. Gains or losses from the disposal of other properties are recognized currently. Expenditures for maintenance and repairs necessary to maintain properties in operating condition are expensed as incurred. Major replacements are capitalized. Estimated dismantlement and abandonment costs for oil and gas properties are capitalized at their estimated net present value and amortized on a unit-of-production basis over the remaining life of the related proved developed reserves.

The Company recorded impairment on oil and gas properties of approximately $3.3 million and $1.0 million for the years ended December 31, 2007 and 2006, respectively, which is included in depreciation, depletion and amortization expense on the consolidated statements of operations.

Unproved Oil and Gas Properties – Unproved properties consist of costs incurred to acquire unproved leasehold as well as costs incurred to acquire unproved resources. Unproved leasehold costs are capitalized and amortized on a composite basis if individually insignificant, based on past success, experience and average lease-term lives. Unamortized leasehold costs related to successful exploratory drilling are reclassified to proved properties and depleted on a unit-of-production basis. The carrying value of the Company's unproved resources, which were acquired in connection with business acquisitions, was determined using the market-based weighted average cost of capital rate, subjected to additional project-specific risking factors. Because these reserves do not meet the definition of proved reserves, the related costs are not classified as proved properties. As the unproved resources are developed and proven, the associated costs are reclassified to proved properties and depleted on a unit-of-production basis. The Company assesses unproved resources for impairment annually by comparing book value to fair value, which is determined using discounted estimates of future cash flows.

Other Property and Equipment – Other property and equipment includes gas gathering systems, pipelines, buildings, data processing and telecommunication equipment, office furniture and equipment, and other fixed assets. These items are recorded at cost and are depreciated using the straight-line method based on expected lives ranging from 3 to 39 years for the individual asset or group of assets.

(g) Goodwill

Goodwill represents the excess of the cost of an acquired business over the net amounts assigned to assets acquired and liabilities assumed. The Company accounts for goodwill in accordance with SFAS No. 142, *"Goodwill and Other Intangible Assets."* Goodwill is not amortized to earnings but is tested annually during the fourth quarter or whenever events or changes in circumstances indicate that the carrying value may not be recoverable (see Note 3).

(h) Revenue Recognition

Sales of oil and gas and NGL are recognized when oil, gas or NGL has been delivered to a custody transfer point, persuasive evidence of a sales arrangement exists, the rights and responsibility of ownership pass to the purchaser upon delivery, collection of revenue from the sale is reasonably assured, and the sales price is fixed or determinable. Virtually all of the Company's contract pricing provisions are tied to a market index, with certain adjustments based on, among other factors, whether a well delivers to a gathering or transmission line, quality of oil, gas and NGL, and prevailing supply and demand conditions, so that prices fluctuate to remain competitive with other available suppliers.

Revenues are presented on a gross basis on the consolidated statements of operations. Production taxes are included in operating expenses on the consolidated statements of operations and were approximately $17.8 million, $2.0 million and $0.7 million for the years ended December 31, 2007, 2006 and 2005, respectively.

The Company has elected the entitlements method to account for gas imbalances. Gas imbalances occur when the Company sells more or less than its entitled ownership percentage of total gas production. Under the entitlements method, any amount received in excess of the Company's share is treated as a liability. If the Company receives less than its entitled share, the underproduction is recorded as a receivable. At December 31, 2007, the Company had a gas imbalance receivable of approximately $6.6 million, which is included in accounts receivable – trade, net, on the consolidated balance sheet. The Company did not have any significant gas imbalance positions at December 31, 2006.

The Company engages in the purchase, gathering and transportation of third-party natural gas and subsequently markets such gas to independent purchasers under separate arrangements. As such, the Company separately reports third-party marketing sales and natural gas marketing expenses.

The Company generates electricity with excess gas, which it uses to serve certain of its operating facilities in Brea, California. Any excess electricity is sold to the California wholesale power market. These amounts are included in other revenues on the consolidated statements of operations.

(i) Restricted Cash

Restricted cash of $0.5 million is included in other noncurrent assets on the consolidated balance sheet at December 31, 2007, and represents cash the Company has deposited into a separate account and designated for asset retirement obligations in accordance with contractual agreements.

(j) Derivative Instruments

The Company uses derivative financial instruments to achieve a more predictable cash flow from its oil, gas and NGL production by reducing its exposure to price fluctuations. As of December 31, 2007, these transactions were in the form of swaps and puts. Additionally, the Company uses derivative financial instruments in the form of interest rate swaps to mitigate its interest rate exposure. The Company accounts for these activities pursuant to SFAS No. 133, "*Accounting for Derivative Instruments and Hedging Activities*," as amended, ("SFAS 133"). This statement establishes accounting and reporting standards requiring that derivative instruments (including certain derivative instruments embedded in other contracts) be recorded at fair value and included in the balance sheet as assets or liabilities.

The Company accounts for its derivatives at fair value as an asset or liability and the change in the fair value of the derivatives is included in earnings since none of the Company's commodity or interest rate derivatives are designated as hedges under the provisions of SFAS 133. See Note 8 and Note 9 for additional details about the Company's derivative financial instruments.

(k) Unit-Based Compensation

SFAS No. 123 (revised 2004), "*Share-Based Payment*" ("SFAS 123R") requires the recognition of compensation expense, over the requisite service period, in an amount equal to the fair value of unit-based payments granted to employees and non-employee directors. The fair value of the unit-based payments, excluding liability awards, is computed at the date of grant and will not be remeasured. The fair value of liability awards is remeasured at each reporting date through the settlement date with the change in fair value recognized as compensation expense over that period. The Company currently does not have any awards accounted for as liability awards. SFAS 123R also requires the benefits of tax deductions in excess of recognized compensation costs to be reported as financing cash flow, rather than as an operating cash flow as required under prior guidance. This requirement will reduce net operating cash flows and increase net financing cash flows in periods in which such tax deduction exists. The Company had no excess tax deductions for any periods presented.

The Company has made a policy decision, in accordance with the provisions of SFAS 123R, to recognize compensation cost for service-based awards on a straight-line basis over the requisite service period. The Company did not issue any unit-based compensation awards prior to January 2006. See Note 6 for a discussion of the Company's accounting for unit-based compensation expense.

(l) Deferred Financing Fees

The Company incurred legal and bank fees related to the issuance of debt (see Note 7). At December 31, 2007 and 2006, net deferred financing fees of approximately $8.3 million and $1.6 million, respectively, are included in other noncurrent assets on the consolidated balance sheets. These debt issuance costs are amortized over the life of the debt agreement. For the years ended December 31, 2007, 2006 and 2005, amortization expense of $1.5 million, $1.1 million and $0.5 million, respectively, is included in interest expense on the consolidated statements of operations. Deferred financing fees of approximately $2.8 million, $3.3 million and $0.4 million were written-off in connection with refinancings during the years ended December 31, 2007, 2006 and 2005, respectively, and are included in other expenses, net on the consolidated statements of operations.

(m) Fair Value of Financial Instruments

The carrying values of the Company's receivables, payables and debt are estimated to be substantially the same as their fair values at December 31, 2007 and 2006. See Note 8 and Note 9 for details about the fair value of the Company's derivative financial instruments.

(n) Unitholders' Capital

The operations of the Company are governed by the provisions of a limited liability company agreement executed by and among its members. The agreement includes specific provisions with respect to the maintenance of the capital accounts of each of the Company's unitholders.

Pursuant to applicable provisions of the Delaware Limited Liability Company Act (the "Delaware Act") and the Second Amended and Restated Limited Liability Company Agreement of Linn Energy, LLC (the "Agreement"), unitholders have no liability for the debts, obligations and liabilities of the Company, except as expressly required in the Agreement or the Delaware Act. Pursuant to the terms of the Agreement, unitholders are entitled to vote on the following matters:

- the annual election of the Company's Board of Directors;
- specified amendments to the Agreement;
- the merger of the Company or the sale of all or substantially all of the Company's assets; and
- the dissolution of the Company.

The Company will remain in existence unless and until dissolved in accordance with the terms of the Agreement.

(o) Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the unitholders. As such, no recognition of federal or state income taxes for the Company or its subsidiaries that are organized as limited liability companies have been provided for in the accompanying financial statements, except as described below.

Certain of the Company's subsidiaries are Subchapter C-corporations subject to corporate income taxes, which are accounted for under the provisions of SFAS No. 109 "*Accounting for Income Taxes*" ("SFAS 109"), which uses the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. See Note 15 for detail of amounts recorded in consolidated financial statements.

(p) Recently Issued Accounting Standards

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), "*Business Combinations*" ("SFAS 141R"). Under Statement 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed at the acquisition date fair value with limited exceptions. Statement 141R will change the accounting treatment for certain specific items, including acquisition costs, which will be expensed as incurred, and acquired contingent liabilities, which will be recorded at fair value at the acquisition date. SFAS 141R also includes new disclosure requirements. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period on or after December 15, 2008, with earlier adoption prohibited. The Company will implement SFAS 141R as related to acquisitions that occur after January 1, 2009.

In June 2007, the Financial Accounting Standards Board ("FASB") ratified the consensus in Emerging Issues Task Force Issue 06-11 ("EITF 06-11"). EITF 06-11 is effective for fiscal years beginning after December 15, 2007 and requires, among other things, recognition as an increase to additional paid-in capital the realized income tax benefit from dividends or dividend equivalents that are paid to employees and charged to retained earnings. The Company does not believe that the adoption of EITF 06-11 will have a material impact on its results of operations or financial position.

In April 2007, the FASB issued Staff Position No. 39-1, *"Amendment of FASB Interpretation No. 39"* ("FSP No. FIN 39-1"). The terms "conditional contracts" and "exchange contracts" have been replaced with the more general term "derivative contracts." In addition, FSP No. FIN 39-1 permits the offsetting of recognized fair values for the right to reclaim cash collateral or the obligation to return cash collateral against fair values of derivatives under certain circumstances, such as under master netting arrangements. Additional disclosure is also required regarding a company's accounting policy with respect to offsetting fair value amounts. The guidance in FSP No. FIN 39-1 is effective for fiscal years beginning after November 15, 2007, with early application allowed. The effects of initial adoption should be recognized as a change in accounting principle through retrospective application for all periods presented. At December 31, 2007, the Company changed its accounting policy related to the balance sheet presentation of derivative instruments. In accordance with the provisions of FASB Interpretation No. 39, *"Offsetting of Amounts Related to Certain Contracts,"* the Company presents derivative instruments on a net basis, when right of offset exists, in the consolidated balance sheets. Amounts on the consolidated balance sheet at December 31, 2006 were reclassified to conform to current year presentation.

In September 2006, the FASB issued SFAS No. 157, *"Fair Value Measurements"* ("SFAS 157"), which provides guidance for using fair value to measure assets and liabilities. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value and clarifies that for items that are not actively traded, such as certain kinds of derivatives, fair value should reflect the price in a transaction with a market participant, including an adjustment for risk, not just the mark-to-market value. SFAS 157 also requires expanded disclosure of the effect on earnings for items measured using unobservable data. The provisions of SFAS 157 are applicable to financial assets effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and are applicable to non-financial assets effective for fiscal years beginning after November 15, 2008. The Company is currently evaluating the impact the adoption of SFAS 157 will have on its results of operations and financial position.

(2) ACQUISITIONS AND DISPOSITIONS

The Company accounts for its acquisitions using the purchase method of accounting as prescribed in SFAS No. 141, *"Business Combinations."* The following provides a summary of the Company's acquisitions during 2007 and 2006, as well as acquisitions subsequent to December 31, 2007.

On February 1, 2007, effective January 1, 2007, the Company completed the acquisition of certain oil and gas properties and related assets in the Mid-Continent from Stallion Energy LLC, acting as general partner for Cavallo Energy, LP, for a contract price of $415.0 million ("Mid-Continent I"). The Mid-Continent I acquisition was financed with a combination of a private placement of units (see Note 4) and borrowings under the Company's credit facility (see Note 7).

On June 12, 2007, effective April 1, 2007, the Company completed the acquisition of certain oil and gas properties in the Mid-Continent for a contract price of $90.5 million ("Mid-Continent II"). The acquisition was financed with borrowings under the Company's credit facility (see Note 7).

On August 31, 2007, effective July 1, 2007, the Company completed the acquisition of certain oil and gas properties in the Mid-Continent for a contract price of $2.05 billion from Dominion Resources, Inc. and certain affiliates ("Dominion") ("Mid-Continent III"). On August 31, 2007, the Company completed the private placement of $1.5 billion of units and Class D units to a group of institutional investors (see Note 4). The Company funded the Mid-Continent III acquisition with the net proceeds from the private placement, together with borrowings under its credit facility (see Note 7).

The following presents the preliminary purchase accounting for the Mid-Continent I, Mid-Continent II and Mid-Continent III acquisitions, based on estimates of fair value (estimates of fair value for Mid-Continent III are preliminary):

(in thousands)	MID-CONTINENT I	MID-CONTINENT II	MID-CONTINENT III
Cash	$ 411,287	$ 90,179	$ 2,022,606
Estimated transaction costs	2,996	366	10,140
Estimated pending closing adjustments	(363)	(1,440)	18,299
	413,920	89,105	2,051,045
Fair value of liabilities assumed	1,706	1,034	33,245
Total purchase price	$ 415,626	$ 90,139	$ 2,084,290

The following presents the allocations of the purchase prices for the Mid-Continent I, Mid-Continent II and Mid-Continent III acquisitions based on estimates of fair value (estimates of fair value for Mid-Continent III are preliminary):

(in thousands)	MID-CONTINENT I	MID-CONTINENT II	MID-CONTINENT III
Current assets	$ —	$ 644	$ 12,831
Oil and gas properties	414,888	89,495	2,003,179
Property, plant and equipment	738	—	3,861
Goodwill	—	—	64,419
	$ 415,626	$ 90,139	$ 2,084,290

The purchase prices and purchase price allocations above are based on reserve reports, published market prices and estimates by management. The most significant assumptions are related to the estimated fair values assigned to proved oil and gas properties. To estimate the fair values of these properties, the Company utilized preliminary estimates of oil, gas and NGL reserves prepared by the independent engineering firm, DeGolyer and MacNaughton. The Company estimated future prices to apply to the estimated reserve quantities acquired, and estimated future operating and development costs, to arrive at estimates of future net revenues. The Company also reviewed comparable purchases and sales of oil and gas properties within the same regions. The purchase prices and the allocations of the purchase prices are preliminary. Items pending completion include final closing adjustments for all three acquisitions and for the Mid-Continent III acquisition include completion of independent appraisals of fixed assets, and additional analysis related to the fair value of proved and unproved oil and gas reserves, including discounted cash flows and market-based data. The purchase prices and purchase price allocations will be finalized within one year of the acquisition dates.

The following unaudited pro forma financial information presents a summary of Linn Energy's consolidated results of operations for the years ended December 31, 2007 and 2006, assuming the Mid-Continent I, Mid-Continent II and Mid-Continent III acquisitions had been completed as of January 1, 2006, including adjustments to reflect the allocation of the purchase prices to the acquired net assets. The pro forma financial information also assumes that the acquisitions of California assets from affiliated entities of Blacksand Energy, LLC and Oklahoma assets from Kaiser-Francis Oil Company were completed as of January 1, 2006.

The California and Oklahoma acquisitions were completed in 2006 and the revenues and expenses are included in the consolidated results of the Company effective August 1, 2006 and September 1, 2006, respectively. The revenues and expenses of the Mid-Continent I and Mid-Continent II assets are included in the consolidated results of the Company as of February 1, 2007 and June 12, 2007, respectively. The revenues and expenses of the Mid-Continent III assets are included in the consolidated results of the Company effective September 1, 2007. The pro forma financial information is not necessarily indicative of the results of operations if the acquisitions had been effective as of these dates.

	YEARS ENDED DECEMBER 31,	
(in thousands, except per unit amounts)	2007	2006
Total revenues	$ 219,656	$ 659,180
Total operating expenses	$ 385,709	$ 332,932
Net income (loss)	$ (294,600)	$ 230,128
Net income (loss) per unit:		
Units – basic	$ (4.27)	$ 2.95
Units – diluted	$ (4.27)	$ 2.94
Class B units – basic	$ —	$ 2.95
Class B units – diluted	$ —	$ 2.94

The unaudited pro forma condensed combined statements of operations present net income (loss) per unit allocated to the units and the Class B units on an equal basis for the year ended December 31, 2006. In January 2007 the Class B units were converted into units on a one-to-one basis; therefore, pro forma net income (loss) per unit assumes that the units and Class B units share equally in the pro forma net income (loss) of the Company. See Note 4 for additional details.

In addition, during 2007, the Company completed the following other transactions:

- January 2007 – gas properties located in the Appalachian Basin for a contract price of $39.0 million
- March 2007 – sold certain oil and gas properties located in New York for cash of approximately $2.5 million and recorded a gain of approximately $0.9 million; the gain is included in other revenues on the consolidated statements of operations
- April 2007 – net profits interest in oil and gas properties in California for a contract price of $10.0 million
- October 2007 – oil and gas properties located in the Mid-Continent for a contract price of $22.5 million
- October 2007 – asset acquisition of a royalty interest in oil and gas properties located primarily in the Mid-Continent for a contract price of $52.0 million

Subsequent Event – Acquisitions

On January 31, 2008, the Company completed the acquisition of certain oil and gas properties, effective October 1, 2007, located primarily in the Mid-Continent region from Lamamco Drilling Company ("Lamamco") for a contract price of $552.2 million, subject to purchase price adjustments ("Mid-Continent IV"). The purchase price includes a payment of $27.6 million paid by the Company to the seller in December 2007. At December 31, 2007, this amount is reported separately on the consolidated balance sheet within other noncurrent assets, along with related acquisition costs incurred prior to year end. The acquisition was financed with a combination of borrowings under the Company's credit facility and proceeds from a term loan entered into at closing (see Note 7).

The following presents the preliminary purchase accounting for the Mid-Continent IV acquisition, based on preliminary estimates of fair value:

(in thousands)	MID-CONTINENT IV
Cash	$ 547,325
Estimated transaction costs and adjustments	(3,955)
	543,370
Fair value of liabilities assumed	1,825
Total purchase price	$ 545,195

The following presents the preliminary allocations of the purchase price for the Mid-Continent IV acquisition, based on preliminary estimates of fair value:

(in thousands)	MID-CONTINENT IV
Current assets	$ 8,064
Oil and gas properties	537,605
Property, plant and equipment	469
Accounts payable and accrued expenses	(943)
	$ 545,195

The preliminary purchase price allocation is based on preliminary information and estimates by management as final appraisals of assets acquired and liabilities assumed are not yet complete. The purchase price allocation will be completed within one year of the acquisition date. In January 2008, the Company also acquired gas properties located in the Appalachian Basin for contract consideration of 600,000 units (equal to a fair value of approximately $14.7 million), subject to purchase price adjustments.

(3) GOODWILL

The entire goodwill balance of $64.4 million at December 31, 2007 is related to the Mid-Continent III acquisition in August 2007 (see Note 2). The goodwill is associated with the Company gaining a significant interest in the Mid-Continent region, increasing its opportunity for growth and enhancing its position as a leading North American oil and gas producer. The Company also obtained the expertise of an experienced workforce, increased purchasing power and gained greater marketing flexibility in optimizing sales and accessing key market information. The Company is a limited liability company and treated as a partnership for tax purposes (see Note 15); therefore, for tax purposes, the goodwill is not deductible by the Company.

The provisions of SFAS No. 142 require that a two-step impairment test be performed annually or whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The first step of the test for impairment compares the book value of the Company's reporting unit to its estimated fair value. The second step of the goodwill impairment test, which is only required when the net book value of the reporting unit exceeds the fair value, compares the implied fair value of goodwill to its book value to determine if an impairment is required. The fair value is determined using a combination of the income approach and the market approach. Under the income approach, the fair value is estimated based on the present value of expected future cash flows. Under the market approach, the fair value is estimated based on market multiples of reserves and production for comparable companies as well as recent comparable transactions.

The income approach is dependent on a number of factors including estimates of forecasted revenue and costs, proved reserves, as well as the success of future development of unproved resources, appropriate discount rates and other variables. Downward revisions of estimated reserve quantities, increases in future cost estimates, divestiture of a significant component or depressed oil, gas and NGL prices could lead to an impairment of all or a portion of goodwill in future periods. Under the market approach, the Company makes certain judgments about the selection of comparable companies, comparable recent company and asset transactions and transaction premiums. Although the Company bases its fair value estimate on assumptions it believes to be reasonable, those assumptions are inherently unpredictable and uncertain.

The following reflects the changes in the carrying amount of goodwill during the year:

(in thousands)	
December 31, 2006	$ —
Mid-Continent III acquisition	64,419
December 31, 2007	$ 64,419

(4) UNITHOLDERS' CAPITAL

Private Placements

In August 2007, the Company closed its private placement of $1.5 billion of units to a group of institutional investors, consisting of 34,997,005 Class D units at a price of $30.97 per unit and 12,999,989 units at a price of $32.00 per unit. Proceeds, net of expenses, were $1.48 billion and were used to fund the August 2007 acquisition of certain oil and gas properties in the Mid-Continent (see Note 2). The Class D units were converted to units on a one-for-one basis in November 2007.

In June 2007, the Company closed its private placement of $260.0 million of units to a group of institutional investors, consisting of 7,761,194 units at a price of $33.50 per unit. Proceeds, net of expenses, were $255.2 million and were used to repay indebtedness under the Company's Credit Facility.

In February 2007, the Company closed its private placement of $360.0 million of units to a group of institutional investors, consisting of 7,465,946 Class C units at a price of $25.06 per unit, and 6,650,144 units at a price of $26.00 per unit. Proceeds, net of expenses, were $353.1 million and were used to finance the February 2007 acquisition of certain oil and gas properties in Texas and the acquisitions of certain gas properties in West Virginia (see Note 2). The Class C units were converted into units on a one-for-one basis in April 2007.

In October 2006, the Company closed its private placement of $305.0 million of units to a group of institutional investors, consisting of 9,185,965 Class B units at a price of $20.55 per unit, and 5,534,687 units at a price of $21.00 per unit. Proceeds, net of expenses were $304.7 million and were used to repay indebtedness. The Class B units were converted into units on a one-for-one basis in January 2007.

Registration of Units

In connection with each of its private placements, the Company agreed to file a Registration Statement with the SEC covering the units and underlying units. Registration Statements covering all the units issued through the private placements noted above were filed and declared effective by the SEC during December 2007.

In December 2007, the Company was required to pay purchasers in the June 2007 private placement approximately $0.7 million in liquidated damages as specified in the registration rights agreement because the registration effectiveness deadline in the agreement was not achieved. This payment is included in general and administrative expenses on the consolidated statement of operations for the year ended December 31, 2007.

Distributions

Under the limited liability company agreement, Company unitholders are entitled to receive a quarterly distribution of available cash to the extent there is sufficient cash from operations after establishment of cash reserves and payment of fees and expenses. The following provides a summary of distributions paid by the Company during the years ended December 31, 2007 and 2006:

DATE PAID	PERIOD COVERED BY DISTRIBUTION	DISTRIBUTION PER UNIT	TOTAL DISTRIBUTION (in thousands)
November 2007	July 1 – September 30, 2007	$ 0.57	$ 64,798
August 2007	April 1 – June 30, 2007	$ 0.57	37,419
May 2007	January 1 – March 31, 2007	$ 0.52	30,001
February 2007	October 1 – December 31, 2006	$ 0.52	22,745
	Total 2007		$ 154,963
November 2006	July 1 – September 30, 2006	$ 0.43	$ 12,197
August 2006	April 1 – June 30, 2006	$ 0.40	11,033
May 2006	January 13 – March 31, 2006	$ 0.32	8,826
	Total 2006		$ 32,056

In January 2008, the Company's Board of Directors declared a cash distribution of $0.63 per unit with respect to the fourth quarter of 2007. The distribution totaled approximately $72.2 million and was paid on February 14, 2008 to unitholders of record as of the close of business on February 8, 2008. This distribution represents a 10.5% increase in the Company's annualized cash distribution rate, to $2.52 per unit, from $2.28 per unit for the third quarter of 2007.

Cancellation of Units

In January 2007, the Company purchased 226,561 restricted units from an employee for $7.4 million (market price on the day of purchase) in conjunction with the vesting of restricted unit awards. The proceeds were used to fund the employee's payroll taxes on the award, and the Company cancelled the units.

Issuance of Units

In October 2007, the Company issued 77,381 units in connection with the acquisition of royalty interests in certain oil and gas properties.

Subsequent to December 31, 2007, in January 2008, the Company issued 600,000 units in connection with the acquisition of certain gas properties in the Appalachian Basin (see Note 2).

Initial Public Offering

In 2006, the Company completed its IPO of 12,450,000 units representing limited liability interest in the Company at $21.00 per unit, for net proceeds, after underwriting discounts of $18.3 million and offering expenses of $4.3 million, of $238.8 million, of which $122.0 million was used to reduce indebtedness and $114.4 million was used to redeem a portion of membership interests in the Company and units held by certain holders and approximately $2.0 million was used to pay bonuses to certain executive officers of the Company.

(5) BUSINESS AND CREDIT CONCENTRATIONS

Cash

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured amounts. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on its cash.

Revenue and Trade Receivables

The Company has a concentration of customers who are engaged in oil and gas purchasing, transportation and/or refining within the United States. This concentration of customers may impact the Company's overall exposure to credit risk, either positively or negatively, in that the customers may be similarly affected by changes in economic or other conditions. The Company's customers consist primarily of major oil and gas purchasers and the Company generally does not require collateral, since it has not experienced credit losses on such sales. The Company routinely assesses the recoverability of all material trade and other receivables to determine collectibility and accrues an allowance when, based on management's judgment, it is probable that a receivable will not be collected and the amount can be reasonably estimated. The balance in the Company's allowance for doubtful accounts was $100,000 at December 31, 2007 and 2006.

For the year ended December 31, 2007, the Company's three largest customers represented 19%, 18% and 15% of the Company's sales. For the year ended December 31, 2006, the Company's two largest customers represented 54% and 17% of the Company's sales. The Company's three largest customers represented approximately 48%, 14%, and 10% of the Company's sales for the year ended December 31, 2005.

At December 31, 2007, three customers' trade accounts receivable from oil, gas and NGL sales accounted for more than 10% of the Company's total trade accounts receivable. As of December 31, 2007, trade accounts receivable from the Company's three largest customers represented approximately 22%, 13% and 12% of the Company's receivables. At December 31, 2006, three customers' trade accounts receivable from oil and gas sales accounted for more than 10% of the Company's total trade accounts receivable. As of December 31, 2006, trade accounts receivable from the Company's three largest customers represented approximately 41%, 22% and 16% of the Company's receivables.

(6) UNIT-BASED COMPENSATION AND OTHER BENEFIT PLANS

Incentive Plan Summary

The Linn Energy, LLC Long-Term Incentive Plan (the "Plan") became effective in December 2005. The Plan, which is administered by the Compensation Committee of the Board of Directors, permits the granting of unit grants, unit options, restricted units, phantom units and unit appreciation rights to employees, consultants and non-employee directors under the terms of the Plan. The unit options and restricted units vest ratably over one to three years from the grant date of the award, unless other contractual arrangements are made. The contractual life of unit options is ten years. Unit awards were issued for the first time in January 2006, in conjunction with the Company's IPO.

The Plan limits the number of units that may be delivered pursuant to awards to 3.9 million units, provided that no more than 1.5 million units may be issued as restricted units. The Board of Directors and the Compensation Committee of the Board of Directors have the right to alter or amend the Plan or any part of the Plan from time to time, including increasing the number of units that may be granted, subject to unitholder approval as required by the exchange upon which the units are listed at that time. However, no change in any outstanding grant may be made that would materially reduce the benefits to the participant without the consent of the participant.

Upon exercise or vesting of an award of, or settled in, units, the Company will issue new units, acquire units on the open market or directly from any person or use any combination of the foregoing, at the Compensation Committee's discretion. If the Company issues new units upon exercise or vesting of an award of, or settled in, units, the total number of units outstanding will increase. To date, the Company has issued awards of unit grants, unit options, restricted units and phantom units. The Plan provides for all of the following types of awards:

Unit Grants – A unit grant is a unit that vests immediately upon issuance.

Unit Options – A unit option is a right to purchase a unit at a specified price at terms determined by the Compensation Committee. Unit options will have an exercise price that will not be less than the fair market value of the units on the date of grant, and in general, will become exercisable over a vesting period but may accelerate upon the achievement of specified financial objectives, or upon a change in control of the Company. If a grantee's employment or relationship terminates for any reason, the grantee's unvested unit options will be automatically forfeited unless the option agreement or the Compensation Committee provides otherwise.

Restricted Units – A restricted unit is a unit that vests over a period of time and that during such time is subject to forfeiture, and may contain such terms as the Compensation Committee shall determine, including the period over which restricted units (and distributions related to such units) will vest. The Company intends the restricted units under the plan to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation of its units. Therefore, plan participants will not pay any consideration for the restricted units they receive. If a grantee's employment, consulting relationship or membership on the Board of Directors terminates for any reason, the grantee's unvested restricted units will be automatically forfeited unless the Compensation Committee or the terms of the award agreement provide otherwise.

Phantom Units/Unit Appreciation Rights – These awards may be settled in units, cash or a combination thereof. Such grants will contain terms as determined by the Compensation Committee, including the period or terms over which phantom units will vest. If a grantee's employment or service relationship terminates for any reason, the grantee's phantom units or unit appreciation rights will be automatically forfeited unless, and to the extent, the Compensation Committee or the terms of the award agreement provide otherwise. While phantom units require no payment from the grantee, unit appreciation rights will have an exercise price that will not be less than the fair market value of the units on the date of grant. At December 31, 2007, the Company had 21,000 phantom units issued and outstanding. To date, the Company has not issued unit appreciation rights.

Securities Authorized for Issuance Under the Plan

As of December 31, 2007, approximately 1,077,021 units were issuable under the Plan pursuant to outstanding award or other agreements and an additional 916,572 units were reserved for future issuance under the Plan.

Accounting for Unit-Based Compensation

The Company recognizes as expense, beginning at the grant date, the fair value of unit options and other equity-based compensation issued to employees and non-employee directors. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service period using the straight-line method in the Company's consolidated statements of operations.

For the years ended, December 31, 2007 and 2006, the Company recorded unit-based compensation expense of approximately $12.5 million and $21.6 million, respectively, as a charge against income before income taxes, included in general and administrative expense on the consolidated statement of operations. No related income tax benefit was recognized due to non-deductibility and recognition of a valuation allowance for resulting net operating losses.

Restricted/Unrestricted Units

The fair value of unrestricted unit grants and restricted units issued is determined based on the fair market value of the Company units on the date of grant. This value is amortized over the vesting period, which varied from one month to three years from the date of grant. A summary of the status of the non-vested units as of December 31, 2007, is presented below:

	NUMBER OF NON-VESTED UNITS	WEIGHTED AVERAGE GRANT DATE FAIR VALUE
Non-vested units at December 31, 2006	1,124,690	$ 23.19
Granted	577,700	$ 31.16
Vested	(863,570)	$ 22.44
Forfeited	(5,000)	$ 32.35
Non-vested units at December 31, 2007	833,820	$ 29.43

The weighted-average grant-date fair value of unrestricted unit grants and restricted units granted during 2006 was $22.98.

As of December 31, 2007, there was approximately $14.4 million of unrecognized compensation cost related to non-vested restricted units. The cost is expected to be recognized over a weighted average period of approximately 1.4 years. The total fair value of units that vested during the period was approximately $19.4 million and $2.4 million for the years ended December 31, 2007 and 2006, respectively. The aggregate intrinsic value of vested units as of December 31, 2007 was approximately $24.5 million.

Changes in Unit Options and Unit Options Outstanding

The following provides information related to unit option activity for the year ended December 31, 2007:

	NUMBER OF UNITS UNDERLYING OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE PER UNIT	WEIGHTED AVERAGE GRANT DATE FAIR VALUE	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE IN YEARS
Outstanding at December 31, 2006	930,500	$ 24.24	$ 3.68	
Granted	93,000	$ 29.07	$ 4.59	
Exercised	(14,562)	$ 23.81	$ 5.71	
Forfeited	(11,917)	$ 25.11	$ 4.79	
Outstanding at December 31, 2007	997,021	$ 24.68	$ 4.67	8.62
Exercisable at December 31, 2007	327,564	$ 23.92	$ 4.63	8.48

The weighted-average grant-date fair value of options granted during 2006 was $3.59. The total intrinsic value of options exercised during 2007 was $95,000. No options were exercised during 2006.

As of December 31, 2007, there was approximately $2.3 million of total unrecognized compensation cost related to non-vested unit options. The cost is expected to be recognized over a weighted average period of approximately 1.4 years. In addition, the exercisable unit options at December 31, 2007 have an aggregate intrinsic value of approximately $0.8 million and all outstanding unit options have an aggregate intrinsic value of approximately $2.2 million. The total fair value of all options that vested was approximately $1.5 million and $76,000 for the years ended December 31, 2007 and 2006, respectively. No options expired during the years ended December 31, 2007 or 2006.

The fair value of unit-based compensation for unit options was estimated on the date of grant using a Black-Scholes pricing model based on certain assumptions. The Company's determination of the fair value of unit-based payment awards is affected by the Company's unit price as well as assumptions regarding a number of complex and subjective variables. The Company's employee unit options have various restrictions including vesting provisions and restrictions on transfers and hedging, among others, and often are expected to be exercised prior to their contractual maturity.

Expected volatilities used in the estimation of fair value have been determined using available volatility data for the Company as well as an average of volatility computations of other identified peer companies in the oil and gas industry. Expected distributions are estimated based on the Company's distribution rate at the date of grant. Historical data of the Company and other identified peer companies is used to estimate expected term because, due to the limited period of time its equity units have been publicly traded, the Company does not have sufficient historical exercise data to compute a reasonable estimation. Forfeitures are estimated using historical Company data and are revised, if necessary, in subsequent periods if actual forfeitures differ from estimates. All employees granted awards have been determined to have similar behaviors for purposes of determining the expected term used to estimate fair value. The risk-free rate for periods within the expected term of the unit option is based on the U.S. Treasury yield curve in effect at the time of grant. The fair values of the unit option grants were based upon the following assumptions:

	2007	2006
Expected volatility	30.40% – 35.58%	29.70% – 31.30%
Expected distributions	6.51% – 10.67%	7.20% – 8.50%
Risk free rate	3.53% – 5.18%	4.31% – 5.04%
Expected term	5.0 years	5.0 years

Although the fair value of unit option grants is determined in accordance with SFAS 123R using a Black-Scholes option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

Non-Employee Grants

In February 2007, the Company granted an aggregate 150,000 unit warrants to certain individuals in connection with an acquisition transition services agreement. The unit warrants have an exercise price of $25.50 per unit warrant, are fully exercisable at December 31, 2007, and expire ten years from issuance. In accordance with SFAS 123R, the Company computed the fair value of the unit warrants using the Black-Scholes model. At December 31, 2007, the aggregate fair value of the unit warrants was approximately $1.4 million and the expense was recognized over the five-month term of the agreement through June 30, 2007. For the year ended December 31, 2007, the Company recorded this amount in general and administrative expenses on the consolidated statement of operations.

Defined Contribution Plan

The Company sponsors a 401(k) defined contribution plan for eligible employees. Company contributions to the 401(k) plan consist of a discretionary matching contribution equal to 100% of the first 4% of eligible compensation contributed by the employee on a before-tax basis. The Company contributed approximately $0.8 million, $0.2 million and $0.1 million during the years ended December 31, 2007, 2006 and 2005, respectively, to the 401(k) plan's trustee account. The 401(k) plan funds are held in a trustee account on behalf of the plan participants.

(7) DEBT

Credit Facility

At December 31, 2007, the Company had a $1.8 billion Third Amended and Restated Credit Agreement ("Credit Facility") with a maturity of August 2010. On January 31, 2008, the Credit Facility was amended to increase the amount available for borrowing to $1.9 billion, all of which is conforming, effective until April 1, 2008, at which point the borrowing base will be redetermined in accordance with the terms of the Credit Facility.

The borrowing base under the Credit Facility will be redetermined semi-annually by the lenders in their sole discretion, based on, among other things, reserve reports as prepared by reserve engineers taking into account the oil and gas prices at such time. The Company's obligations under the Credit Facility are secured by mortgages on its oil and gas properties as well as a pledge of all ownership interests in its operating subsidiaries. The Company is required to maintain the mortgages on properties representing at least 80% of its oil and gas properties. Additionally, the obligations under the Credit Facility are guaranteed by all of the Company's operating subsidiaries and may be guaranteed by any future subsidiaries.

At the Company's election, interest on borrowings under the Credit Facility is determined by reference to either LIBOR plus an applicable margin between 1.00% and 2.25% per annum or the alternate base rate ("ABR") plus an applicable margin between 0% and 0.75% per annum. Interest is generally payable quarterly for ABR loans and at the applicable maturity date for LIBOR loans.

The Credit Facility contains various covenants that limit the Company's ability to incur indebtedness, enter into interest rate swaps, grant certain liens, make certain loans, acquisitions, capital expenditures and investments, make distributions other than from available cash, merge or consolidate, or engage in certain asset dispositions, including a sale of all or substantially all of its assets. The Credit Facility also contains covenants that require the Company to maintain Adjusted EBITDA to interest expense and current liquidity financial ratios. The Company is in compliance with all financial and other covenants of its Credit Facility.

As of December 31, 2007 and 2006, the Credit Facility consisted of the following:

	DECEMBER 31,	
(in thousands)	2007	2006
Total [1]	$ 1,443,000	$ 425,750
Less current maturities	—	—
	$ 1,443,000	$ 425,750

[1] Variable rate of 7.02% and 7.125% at December 31, 2007 and 2006, respectively.

At December 31, 2007, the Company also had $2.5 million outstanding letters of credit, which reduce its borrowing availability under the Credit Facility. At December 31, 2007, available borrowing under Credit Facility was $354.5 million.

Subordinated Bridge Loan

In August 2006, in order to fund a portion of the acquisitions of oil and gas properties (see Note 2), the Company entered into a $250.0 million subordinated bridge loan. Interest was determined by reference to LIBOR plus an applicable margin of 4.00% per annum; or a domestic bank rate plus an applicable margin of 2.50% per annum. In October 2006, the subordinated bridge loan was repaid in full with proceeds from the Company's private placement of units (see Note 4).

Term Loan

On January 31, 2008, in order to fund a portion of the January 2008 acquisition of oil and gas properties in the Mid-Continent (see Note 2), the Company entered into a $400.0 million Second Lien Term Loan Agreement with a maturity of July 31, 2009 ("Term Loan"). In connection with the Term Loan, the Company paid financing fees of approximately $6.0 million, which were deferred and amortized over the life of the Term Loan. The Company's obligations under the Term Loan are secured by a second priority lien on all oil and gas properties as well as a second priority pledge on all ownership interests in its operating subsidiaries. The Company's obligations under the Term Loan are guaranteed by all the Company's operating subsidiaries and may be guaranteed by any future subsidiaries. Covenants under the Term Loan are substantially similar to those under the Credit Facility. Interest is determined by reference to LIBOR plus an applicable margin of 5.0% for the first twelve months and 7.5% for the remaining period until maturity or a domestic bank rate plus an applicable margin of 3.5% for the first twelve months and 6.0% for the remaining period until maturity.

Other Notes Payable

The Company has notes payable for a building, vehicles and equipment, which are secured by the respective asset and expire at various dates from 2008 through 2024. At December 31, 2007 and 2006, the balance in notes payable included in other noncurrent liabilities on the consolidated balance sheets was $0.8 million and $2.5 million, respectively. The current portion included in other current liabilities on the consolidated balance sheets was $0.7 million and $0.9 million, respectively. At December 31, 2007 and 2006, notes payable includes approximately $1.1 million and $1.0 million, respectively, of notes payable on which interest was imputed at 7.0%.

(8) INTEREST RATE SWAPS

The Company has entered into interest rate swap agreements based on LIBOR to minimize the effect of fluctuations in interest rates. If LIBOR is lower than the fixed rate in the contract, the Company is required to pay the counterparties the difference, and conversely, the counterparties are required to pay the Company if LIBOR is higher than the fixed rate in the contract. The Company did not designate the interest rate swap agreements as cash flow hedges under SFAS 133; therefore, the changes in fair value of these instruments are recorded in current earnings.

The following summarizes the Company's interest rate swaps outstanding:

	DECEMBER 31,	
(in thousands)	2007	2006
Total liabilities	$ 30,070	$ 423
Less total assets	(142)	(44)
	$ 29,928	$ 379

Unrealized gains (losses) due to the change in the fair value of approximately $(29.5) million, $82,000 and $1.0 million for the years ended December 31, 2007, 2006 and 2005, respectively, are recorded in gain (loss) on interest rate swaps in the consolidated statements of operations.

Realized gains (losses) of approximately $1.5 million, $0.3 million and $17,000 for the years ended December 31, 2007, 2006 and 2005, respectively, are recorded in gain (loss) on interest rate swaps in the consolidated statements of operations.

The following presents the outstanding notional amounts and maximum number of months outstanding of interest rate swaps:

	DECEMBER 31,	
(in thousands, except months)	2007	2006
Notional amount	$ 1,212,000	$ 50,000
Maximum number of months outstanding	36	24

The following presents the settlement terms of the interest rate swaps:

(in thousands)	NOTIONAL AMOUNT	FIXED RATE
Settles monthly, October 2007 – January 2008	$ 985,000	4.79%
Settles monthly, January 2008 – January 2009	$ 177,000	3.50%
Settles monthly, January 2008 – January 2009	$ 985,000	4.25%
Settles monthly, January 2009 – January 2010	$ 227,000	4.89%
Settles monthly, January 2009 – January 2011	$ 985,000	5.10%
Settles quarterly, January 2008 – December 2008	$ 50,000	5.79%

(9) COMMODITY DERIVATIVES

The Company sells oil, gas and NGL in the normal course of its business and utilizes derivative instruments to minimize the variability in cash flows due to price movements in oil, gas and NGL. The Company enters into derivative instruments such as swap contracts and put options to hedge a portion of its forecasted oil, gas and NGL sales. Oil derivatives are used to hedge oil and NGL sales.

The following table summarizes open positions as of December 31, 2007 and represents, as of such date, derivatives in place through December 31, 2013, on annual production volumes.

	Year 2008	Year 2009	Year 2010	Year 2011	Year 2012	Year 2013
Gas Positions:						
Fixed Price Swaps:						
Hedged Volume (MMMBtu)	45,247	49,271	42,086	38,741	34,066	—
Average Price ($/MMBtu)	$ 8.48	$ 8.32	$ 8.14	$ 8.08	$ 8.45	$ —
Puts:						
Hedged Volume (MMMBtu)	6,463	6,960	6,960	6,960	—	—
Average Price ($/MMBtu)	$ 8.07	$ 7.50	$ 7.50	$ 7.50	$ —	$ —
PEPL Puts: (1)						
Hedged Volume (MMMBtu)	3,854	5,334	10,634	13,259	5,934	—
Average Price ($/MMBtu)	$ 7.85	$ 7.85	$ 7.85	$ 7.85	$ 7.85	$ —
Total:						
Hedged Volume (MMMBtu)	55,564	61,565	59,680	58,960	40,000	—
Average Price ($/MMBtu)	$ 8.39	$ 8.19	$ 8.02	$ 7.96	$ 8.36	$ —
Oil Positions:						
Fixed Price Swaps:						
Hedged Volume (MBbls)	1,413	1,587	1,300	1,223	1,175	900
Average Price ($/Bbl)	$ 73.00	$ 72.89	$ 73.87	$ 75.99	$ 72.41	$ 72.22
Puts: (2)						
Hedged Volume (MBbls)	1,671	1,843	2,250	2,352	500	—
Average Price ($/Bbl)	$ 72.86	$ 72.13	$ 70.56	$ 69.11	$ 77.73	$ —
Total:						
Hedged Volume (MBbls)	3,084	3,430	3,550	3,575	1,675	900
Average Price ($/Bbl)	$ 72.92	$ 72.48	$ 71.77	$ 71.46	$ 74.00	$ 72.22
Gas Basis Differential Positions:						
PEPL Basis Swaps: (3)						
Hedged Volume (MMMBtu)	36,146	34,666	29,366	26,741	34,066	—
Hedged Differential ($/MMBtu)	$ (0.95)	$ (0.95)	$ (0.95)	$ (0.95)	$ (0.95)	$ —

(1) Settle on the PEPL spot price of gas to hedge basis differential associated with gas production in the Mid-Continent region.
(2) The Company utilizes oil puts to hedge revenues associated with its NGL production.
(3) Represents a swap of the basis between NYMEX and the PEPL spot price of gas of $(0.95) per MMBtu for the volumes hedged.

The following presents the outstanding notional amounts and maximum number of months outstanding of oil and gas derivatives:

	DECEMBER 31,	
	2007	2006
Outstanding notional amounts of gas hedges (MMMBtu)	275,769	31,503
Maximum number of months gas hedges outstanding	59	35
Outstanding notional amounts of oil hedges (MBbls)	16,214	8,700
Maximum number of months oil hedges outstanding	72	60

Settled derivatives on gas production for the year ended December 31, 2007 included a volume of 25,933 MMMBtu at an average contract price of $8.44. Settled derivatives on oil and NGL production for the year ended December 31, 2007 included a volume of 1,952 MBbls at an average contract price of $69.09. The gas derivatives are settled based on the closing NYMEX future price of gas or on the published PEPL spot price of gas on the settlement date, which occurs on the third day preceding the production month. The oil transactions are settled based on the average month's daily NYMEX price of light oil and settlement occurs on the final day of the production month.

Realized gains (losses) of approximately $43.2 million, $25.5 million and $(51.4) million for the years ended December 31, 2007, 2006 and 2005, respectively, are recorded in gain (loss) on oil and gas derivatives in the consolidated statements of operations.

By using derivative instruments to hedge exposures to changes in commodity prices, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk. The Company minimizes the credit risk in derivative instruments by entering into transactions with credit-worthy counterparties.

Subsequent to December 31, 2007 the Company entered into additional hedging contracts (see Note 12).

(10) PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	DECEMBER 31,	
(in thousands)	2007	2006
Land	$ 1,052	$ 308
Buildings and leasehold improvements	8,510	2,759
Vehicles	7,405	3,097
Aircraft	—	5,890
Drilling and other equipment	12,313	8,611
Furniture and office equipment	8,127	1,966
	37,407	22,631
Less accumulated depreciation	(5,383)	(1,877)
	$ 32,024	$ 20,754

Depreciation expense on the above assets for the years ended December 31, 2007, 2006 and 2005 was approximately $3.8 million, $1.4 million and $0.9 million, respectively.

(11) ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations ("ARO"), associated with retiring tangible long-lived assets, are recognized as a liability in the period in which a legal obligation is incurred and becomes determinable. This liability is offset by a corresponding increase in the carrying amount of the underlying asset. The cost of the tangible asset, including the initially recognized ARO, is depleted such that the cost of the ARO is recognized over the useful life of the asset. The ARO is recorded at fair value, and accretion expense is recognized over time as the discounted liability is accreted to its expected settlement value. The fair value of ARO is measured using expected future cash outflows discounted at the Company's credit-adjusted risk-free interest rate (7.0%, 7.0% and 5.8% for the years ended December 31, 2007, 2006 and 2005, respectively).

Inherent in the fair value calculation of ARO are numerous assumptions and judgments including the ultimate settlement amounts, inflation factors, credit adjusted discount rates, timing of settlement, and changes in legal, regulatory, environmental and political environments. To the extent future revisions to these assumptions impact the fair value of the existing ARO liability, a corresponding adjustment is made to the asset balance.

The following presents a reconciliation of the ARO liability:

	DECEMBER 31,	
(in thousands)	2007	2006
ARO at beginning of year	$ 8,594	$ 5,443
Liabilities added related to acquisitions and drilling	15,922	2,837
Current year accretion expense	1,014	314
Revision of estimates	3,543	—
ARO at end of year	$ 29,073	$ 8,594

(12) COMMITMENTS AND CONTINGENCIES

The Company would have increased exposure to oil, gas and NGL price fluctuations on underlying sale contracts should the counterparties to the Company's derivative instruments or the counterparties to the Company's oil, gas and NGL marketing contracts not perform. Such non-performance is not anticipated. There were no counterparty default losses during the years ended December 31, 2007, 2006 or 2005.

From time to time the Company is a party to various legal proceedings or is subject to industry rulings that could bring rise to claims in the ordinary course of business. The Company is not currently a party to any litigation or pending claims that it believes would have a material adverse effect on the Company's business, financial condition, results of operations or liquidity.

On December 31, 2007, the Company entered into hedging contracts to reduce oil price risk exposures related to its acquisition from Lamamco (see Note 2). The contracts cover approximately 229,000 Bbls of oil for 2008 and 250,000 Bbls per year from 2009 through 2012. The contracts included a deal-contingent option to enter into oil swaps upon consummation of the acquisition for which the Company paid commitment fees and premiums totaling approximately $1.3 million to the counterparty, Lehman Brothers Holding, Inc. (a related party to the Company, see Note 16) in January 2008. This amount is included in other noncurrent liabilities on the consolidated balance sheet at December 31, 2007. The Company's commitment to enter into the swaps was contingent on the closing of the acquisition.

(13) EARNINGS PER UNIT

Basic earnings per unit is computed in accordance with SFAS No. 128, *"Earnings Per Share"* ("SFAS 128") by dividing net earnings attributable to unitholders by the weighted average number of units outstanding during each period. Diluted earnings per unit is computed by adjusting the average number of units outstanding for the dilutive effect, if any, of unit equivalents. The Company uses the treasury stock method to determine the dilutive effect. At December 31, 2006, the Company had two classes of units outstanding: (i) units representing limited liability company interests ("units") listed on The NASDAQ Global Market under the symbol "LINE" and (ii) Class B units.

In accordance with SFAS 128, dual presentation of basic and diluted earnings per unit has been presented in the consolidated statements of operations for the year ended December 31, 2006 for each class of units issued and outstanding at that date, units and Class B units. Net income per unit was allocated to the units and the Class B units on an equal basis. Certain existing holders of Linn Energy units totaling over 50% committed in advance to vote at a unitholder meeting in favor of the conversion of Class B units to units and the Class B units were converted to units on a one-for-one basis in January 2007; therefore, the Class B units share equally with the units in the net income of the Company. Since the Class B units were converted to units in January 2007, they share equally in the February 2007 distributions and all future distributions. The Company made no distributions to Class B unitholders during the period the Class B units were outstanding.

For the periods prior to the Company's IPO, equivalent units were calculated by adjusting pre-IPO members' membership interests by the exchange ratio to reflect the exchange of pre-IPO membership interests for post-IPO units and cash immediately prior to completion of the IPO (see Note 4).

The following reconciliation presents the impact on the unit amounts of potential common units and the earnings per unit amounts:

	YEAR ENDED DECEMBER 31,		
(in thousands, except per unit amounts)	2007	2006	2005
Net income (loss)	$ (364,349)	$ 79,185	$ (56,351)
Weighted average units outstanding:			
Basic units outstanding	68,916	28,281	20,518
Dilutive effect of unit equivalents [1]	—	2,104	—
Diluted units outstanding	68,916	30,385	20,518
Weighted average Class B units outstanding:			
Basic Class B units outstanding	—	1,737	—
Dilutive effect of unit equivalents	—	—	—
Diluted Class B units outstanding	—	1,737	—
Net income (loss) per unit:			
Units – basic	$ (5.29)	$ 2.64	$ (2.75)
Units – diluted	$ (5.29)	$ 2.61	$ (2.75)
Class B units – basic	$ —	$ 2.64	$ —
Class B units – diluted	$ —	$ 2.61	$ —

[1] Excludes the effect of average anti-dilutive common stock equivalents related to unit options and warrants and unvested restricted units of 434,821 and 234,016 for the years ended December 31, 2007 and 2006, respectively. All equivalent units were anti-dilutive for the year ended December 31, 2007 as the Company reported a net loss from operations.

(14) OPERATING LEASES

The Company leases office space and other property and equipment under lease agreements expiring on various dates through 2015. The Company recognized expense under operating leases of approximately $1.2 million, $0.5 million and $0.4 million for the years ended December 31, 2007, 2006 and 2005, respectively.

As of December 31, 2007, future minimum lease payments were as follows:

(in thousands)	
2008	$ 2,752
2009	2,839
2010	2,857
2011	2,559
2012	2,374
Thereafter	2,566
	$ 15,947

(15) INCOME TAXES

The Company is treated as a partnership for federal and state income tax purposes. As such, it is not a taxable entity and does not directly pay federal and state income tax. Its taxable income or loss, which may vary substantially from the net income or net loss reported in the consolidated statements of operations, is includable in the federal and state income tax returns of each unitholder. Accordingly, no recognition has been given to federal and state income taxes for the operations of the Company except as described below. The aggregate difference in the basis of net assets for financial and tax reporting purposes cannot be readily determined as the Company does not have access to information about each unitholder's tax attributes in the Company.

Certain of the Company's subsidiaries are Subchapter C-corporations subject to corporate income taxes. The income tax provision attributable to the Company's taxable subsidiaries' losses before income taxes consisted of the following:

	YEAR ENDED DECEMBER 31,		
(in thousands)	2007	2006	2005
Current taxes:			
Federal	$ (145)	$ —	$ —
State	(68)	(32)	—
Deferred taxes:			
Federal	(3,147)	2,999	(57)
State	(213)	435	(17)
Total	$ (3,573)	$ 3,402	$ (74)

As of December 31, 2007 and 2006, the Company's taxable entities had approximately $6.4 million and $10.1 million, respectively, of net operating loss carryforwards for federal income tax purposes, which will begin expiring in 2025.

Income tax expense differed from amounts computed by applying the federal income tax rate of 35% to pre-tax income as a result of the following:

	YEAR ENDED DECEMBER 31,		
	2007	2006	2005
Federal statutory rate	35.0%	(35.0)%	34.0%
State, net of federal tax benefit	(0.1)	0.4	—
Income (loss) from non-taxable entities	(35.1)	50.6	(34.0)
Non-deductible compensation	(0.3)	(9.1)	—
Other items	(0.4)	(2.3)	(0.1)
Income tax benefit (provision)/effective rate	(0.9)%	4.6%	(0.1)%

Significant components of the deferred tax assets and liabilities were as follows:

	DECEMBER 31,	
(in thousands)	2007	2006
Deferred tax assets:		
Net operating loss carryforwards	$ 2,449	$ 4,227
Unit-based compensation	3,762	1,766
Other	285	358
Valuation allowance	(4,249)	(2,318)
Total deferred tax assets	2,247	4,033
Deferred tax liabilities:		
Property and equipment principally due to differences in depreciation	(2,247)	(673)
Total deferred tax liabilities	(2,247)	(673)
Net deferred tax assets (liabilities)	$ —	$ 3,360

Net deferred tax liabilities were classified in the consolidated balance sheets as follows:

(in thousands)	2007	2006
Deferred tax asset	$ 2,247	$ 4,033
Deferred tax liability	(2,247)	(673)
Net deferred tax assets (liabilities)	$ —	$ 3,360

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is not more likely than not that the Company will realize the benefits of these deductible differences at December 31, 2007; therefore, the Company has recorded a valuation allowance against the deferred tax asset.

The Company adopted Financial Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109"* ("FIN 48") on January 1, 2007. FIN 48 requires that the Company recognize only the impact of income tax positions that, based on their merits, are more likely than not to be sustained upon audit by a taxing authority. It also requires expanded financial statement disclosure of such positions.

In evaluating its current tax positions in order to identify any material uncertain tax positions, the Company developed a policy in identifying uncertain tax positions that considers support for each tax position, industry standards, tax return disclosures and schedules and the significance of each position. As of December 31, 2007, the Company had no material uncertain tax positions.

(16) RELATED PARTY TRANSACTIONS

Lehman Brothers Holding, Inc.

At December 31, 2007, on an aggregate basis, a group of certain direct or indirect wholly owned subsidiaries of Lehman Brothers Holding, Inc. ("Lehman") owned over 10% of the Company's outstanding units, acquired during 2006 and 2007 in the Company's private placements of units (see Note 4). As such, Lehman is considered a related party under the provisions of SFAS No. 57 *"Related Party Disclosures."* Lehman subsidiaries provide certain services to the Company, including participation in the Company's Credit Facility (see Note 7) and sale of commodity derivative instruments (see Note 9), which were all consummated on terms equivalent to those that prevail in arm's-length transactions.

In conjunction with its private placement of units, the Company received proceeds from Lehman of approximately $378.7 million and $46.0 million during the years ended December 31, 2007 and 2006, respectively.

During the year ended December 31, 2007, the Company paid Lehman underwriting fees of approximately $13.5 million. In addition, during the years ended December 31, 2007 and 2006, the Company paid distributions on units to Lehman of approximately $15.2 million and $0.4 million, respectively. During the year ended December 31, 2007, the Company purchased approximately $226.3 million in oil and gas put and swap contracts from Lehman.

During the year ended December 31, 2007, the Company paid Lehman, through the administrator of its Credit Facility, interest on borrowings under its Credit Facility of approximately $1.3 million and financing fees of approximately $0.1 million. During the year ended December 31, 2006, the Company paid Lehman interest on borrowings under its Credit Facility of approximately $0.8 and financing fees of approximately $42,000.

The following sets forth the amounts due to or from Lehman as of the respective balance sheet dates included in the accompanying consolidated financial statements:

	DECEMBER 31,	
(in thousands)	2007	2006
Assets:		
Current oil and gas derivative assets	$ 14,226	$ 2,218
Noncurrent oil and gas derivative assets	$ —	$ 3,538
Liabilities:		
Accrued interest payable – Credit Facility	$ 162	$ 79
Other current liabilities	$ 1,278	$ —
Credit Facility	$ 40,404	$ 15,966
Noncurrent oil and gas derivative liabilities	$ 7,028	$ —

Other

Eric P. Linn, brother of the Company's Chairman and Chief Executive Officer, serves as President of a wholly owned subsidiary of the Company. Mr. Linn was paid a base salary of $0.2 million, $0.2 million and $0.1 million, during the years ended December 31, 2007, 2006 and 2005, respectively, which is included in operating expenses on the consolidated statements of operations.

During 2007, Quantum Energy Partners sold all Linn Energy units previously held and is no longer considered a related party to the Company.

During the year ended December 31, 2007, the Company made payments of approximately $0.2 million to a company owned by a member of its Board of Directors. The payments reflect purchases of gas and are included in natural gas marketing expenses on the consolidated statement of operations. The expenses were consummated on terms equivalent to those that prevail in arm's-length transactions.

During the year ended December 31, 2006, the Company made payments of approximately $0.4 million to a company owned by one of its senior executives. The payments reflect reimbursement for maintenance and hourly usage fees for business use of an aircraft that was partially owned by the senior executive. These costs are included in general and administrative expense on the consolidated statement of operations. The fees and expenses associated with the reimbursements were consummated on terms equivalent to those that prevail in arm's-length transactions. In the third quarter of 2006, the Company purchased an ownership interest in an airplane for corporate travel from a third party; therefore, these reimbursements will not be ongoing. Simultaneous with this transaction, the senior executive was able to fully liquidate the investment in the aircraft owned by his company.

(17) SUPPLEMENTAL DISCLOSURES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	YEAR ENDED DECEMBER 31, 2007	2006	2005
Supplemental disclosure of cash flow information:			
Cash payments for interest	$ 57,348	$ 24,147	$ 6,510
Supplemental disclosures of non-cash investing activities:			
In connection with the purchase of oil and gas properties, liabilities were assumed as follows:			
Fair value of assets acquired	$ 2,726,376	$ 472,499	$ 123,514
Cash paid	(2,665,924)	(469,274)	(122,065)
Liabilities assumed, net	$ 60,452	$ 3,225	$ 1,449

SUPPLEMENTAL OIL AND GAS DATA (UNAUDITED)

(A) Costs Incurred in Oil and Gas Property Acquisition, Exploration and Development Activities

Costs incurred in oil and gas property acquisition and development are presented below:

(in thousands)	YEAR ENDED DECEMBER 31, 2007	2006	2005
Property acquisition costs: (1)			
Proved	$ 2,422,983	$ 450,232	$ 118,489
Unproved	148,284	4,062	579
Development costs (2)	189,466	47,112	27,145
Gas compression plant and pipelines	91,370	15,232	4,043
Total costs incurred	$ 2,852,103	$ 516,638	$ 150,256

(1) Property acquisition costs include costs incurred to purchase, lease, or otherwise acquire a property (see Note 2).

(2) Development costs include costs incurred to gain access to and prepare development well locations for drilling, to drill and equip development wells and to provide facilities to extract, treat and gather oil and gas. Additionally, development costs include asset retirement costs of $3.9 million, $0.1 million and $0.3 million during the years ended December 31, 2007, 2006 and 2005, respectively (see Note 11).

(B) Oil and Gas Capitalized Costs

Aggregate capitalized costs related to oil and gas production activities with applicable accumulated depreciation, depletion and amortization are presented below:

(in thousands)	DECEMBER 31, 2007	2006
Proved properties:		
Leasehold acquisition	$ 3,095,400	$ 672,417
Development	254,251	64,785
Unproved properties	156,908	8,624
Gas compression plant and pipelines	112,182	20,812
	3,618,741	766,638
Less accumulated depletion, depreciation and amortization	(127,265)	(33,349)
Net capitalized costs	$ 3,491,476	$ 733,289

(C) Results of Oil and Gas Producing Activities

The results of operations for oil and gas producing activities (excluding corporate overhead and interest costs) are presented below:

(in thousands)	YEAR ENDED DECEMBER 31, 2007	2006	2005
Revenues:			
Oil, gas and NGL sales, excluding natural gas marketing revenues	$ 318,226	$ 80,393	$ 44,645
Gain (loss) on oil and gas derivatives	(345,537)	103,308	(76,193)
Net oil, gas and NGL sales	(27,311)	183,701	(31,548)
Expenses:			
Production costs	88,527	18,099	7,356
Depreciation, depletion and amortization	94,127	22,714	7,022
Total expenses	182,654	40,813	14,378
Results of operations for oil and gas producing activities (excluding corporate overhead and interest costs)	$ (209,965)	$ 142,888	$ (45,926)

Production costs include those costs incurred to operate and maintain productive wells and related equipment, including such costs as labor, repairs, maintenance, materials, supplies, fuel consumed, insurance and production taxes.

Depreciation, depletion and amortization expense includes those costs associated with capitalized acquisition and development costs and support equipment. For the years ended December 31, 2007 and 2006, depreciation, depletion and amortization expense also includes approximately $3.3 million and $1.0 million, respectively, of impairment recorded on oil and gas properties (see Note 1).

There is no tax provision included in the results of oil and gas producing activities because the Company's taxable subsidiaries do not own any of the Company's oil and gas interests (see Note 15).

(D) Net Proved Oil and Gas Reserves

The proved reserves of oil and gas of the Company have been prepared by the independent engineering firm DeGolyer and MacNaughton at December 31, 2007 and 2006. The independent engineering firm, Schlumberger Data and Consulting Services, prepared the estimated reserves at December 31, 2005. These reserve estimates have been prepared in compliance with the SEC rules based on year-end prices. An analysis of the change in estimated quantities of oil and gas reserves, all of which are located within the United States, is shown below:

	YEAR ENDED DECEMBER 31, 2007			
	GAS (MMCF)	OIL (MBBLS)	NGL (MBBLS)	TOTAL (MMCFE)
Proved developed and undeveloped reserves:				
Beginning of year	274,006	30,010	—	454,066
Revisions of previous estimates	(25,418)	6,496	163	14,531
Purchase of minerals in place	737,583	17,823	41,741	1,094,967
Sales of minerals in place	(1,505)	(1)	—	(1,511)
Extensions and discoveries	71,191	1,694	2,213	94,633
Production	(27,001)	(1,271)	(992)	(40,579)
End of year	1,028,856	54,751	43,125	1,616,107
Proved developed reserves:				
Beginning of year	166,007	24,675	—	314,057
End of year	762,115	42,791	25,546	1,172,142

	YEAR ENDED DECEMBER 31, 2006		
	GAS (MMCF)	OIL (MBBLS)	TOTAL (MMCFE)
Proved developed and undeveloped reserves:			
Beginning of year	191,856	226	193,210
Revisions of previous estimates	(37,239)	370	(35,018)
Purchase of minerals in place	84,951	29,784	263,655
Extensions and discoveries	43,037	—	43,037
Production	(8,599)	(370)	(10,818)
End of year	274,006	30,010	454,066
Proved developed reserves:			
Beginning of year	123,865	226	125,220
End of year	166,007	24,675	314,057

	YEAR ENDED DECEMBER 31, 2005
	GAS (MMCFE)
Proved developed and undeveloped reserves:	
Beginning of year	119,760
Revisions of previous estimates	2,415
Purchase of minerals in place	53,976
Extensions and discoveries	21,898
Production	(4,839)
End of year	193,210
Proved developed reserves:	
Beginning of year	74,366
End of year	125,220

For the years ended December 31, 2007 and 2006 the tables above include changes in estimated quantities of oil and NGL reserves shown in Mcf equivalents at a rate of one barrel per six Mcf. Net oil production included above represents approximately 3% of total production in 2005.

The 14,531 MMcfe positive revision of previous estimates during the year ended December 31, 2007 was due to a combination of reasons including higher oil and gas prices, higher operating costs, asset performance and changes to future scheduled capital projects. The 35,018 MMcfe negative revision of previous estimate during the year ended December 31, 2006 was due primarily to a decrease in gas prices. The 2,415 MMcfe positive revision of previous estimates during the year ended December 31, 2005 was due primarily to an increase in gas prices.

Extensions and discoveries of 94,633 MMcfe, 43,037 MMcfe and 21,898 MMcfe during the years ended December 31, 2007, 2006 and 2005, respectively, were primarily due to the drilling of 253 wells during 2007, 159 wells during 2006 and 110 wells during 2005, which increased the Company's proved reserves.

The Company made eight, five and three acquisitions of working and royalty interests during the years ended December 31, 2007, 2006 and 2005, respectively, with total proved reserves of 1,094,967 MMcfe, 263,655 MMcfe and 53,976 MMcfe, respectively.

(E) Standardized Measure of Discounted Future Net Cash Flows and Changes Therein Relating to Proved Reserves

Information with respect to the standardized measure of discounted future net cash flows relating to proved reserves is summarized below. Future cash inflows are computed by applying year-end prices relating to the Company's proved reserves to the year-end quantities of those reserves. Future production, development, site restoration and abandonment costs are derived based on current costs assuming continuation of existing economic conditions. There are no future income tax expenses because the Company is a non-taxable entity (see Note 15).

	DECEMBER 31,		
(in thousands)	2007	2006	2005
Future estimated revenues	$ 13,974,496	$ 3,053,772	$ 2,041,930
Future estimated production costs	(3,482,336)	(868,564)	(332,839)
Future estimated development costs	(720,170)	(239,328)	(96,542)
Future net cash flows	9,771,990	1,945,880	1,612,549
10% annual discount for estimated timing of cash flows	(6,313,751)	(1,393,620)	(1,060,474)
Standardized measure of discounted future estimated net cash flows	$ 3,458,239	$ 552,260	$ 552,075
Representative oil and gas prices at period end:			
Gas – NYMEX per MMBtu	$ 6.80	$ 5.64	$ 10.08
Oil – NYMEX West Texas Intermediate per Bbl	$ 95.92	$ 61.05	$ 57.98

The following summarizes the principal sources of change in the standardized measure of discounted future estimated net cash flows:

	YEAR ENDED DECEMBER 31,		
(in thousands)	2007	2006	2005
Sales of oil and gas production, net of production costs	$ (229,699)	$ (62,294)	$ (37,676)
Changes in estimated future development costs	5,411	(2,173)	55,125
Net changes in prices and production costs	83,597	(536,672)	135,701
Purchase and sale of minerals in place	2,493,768	508,107	64,361
Extensions, discoveries, and improved recovery, less related costs	176,693	17,872	192,412
Development costs incurred during the period	91,273	47,112	26,406
Revisions of previous quantity estimates	23,481	(10,747)	1,026
Change in discount	55,226	55,208	21,503
Changes in production rates and other	206,229	(16,228)	(121,817)
	$2,905,979	$ 185	$ 337,041

It is necessary to emphasize that the data presented should not be viewed as representing the expected cash flow from, or current value of, existing proved reserves since the computations are based on a large number of estimates and arbitrary assumptions. Reserve quantities cannot be measured with precision and their estimation requires many judgmental determinations and frequent revisions. The required projection of production and related expenditures over time requires further estimates with respect to pipeline availability, rates of demand and governmental control. Actual future prices and costs are likely to be substantially different from the current prices and costs utilized in the computation of reported amounts. Any analysis or evaluation of the reported amounts should give specific recognition to the computational methods utilized and the limitations inherent therein.

SUPPLEMENTAL QUARTERLY DATA (UNAUDITED)

(A) Quarterly Financial Data

	QUARTERS ENDED			
(in thousands, except per unit amounts)	MARCH 31	JUNE 30	SEPTEMBER 30	DECEMBER 31
2007				
Oil, gas and natural gas liquid sales	$ 39,204	$ 49,217	$ 75,062	$ 154,743
Gain (loss) on oil and gas derivatives	(60,441)	(17,707)	(65,440)	(201,949)
Total revenues	(17,369)	33,788	18,479	(42,135)
Total expenses [1]	36,275	41,068	72,194	109,969
Net loss	$ (67,847)	$ (17,126)	$ (76,222)	$ (203,154)
Net loss per unit:				
Units – basic	$ (1.35)	$ (0.29)	$ (0.94)	$ (2.01)
Units – diluted	$ (1.35)	$ (0.29)	$ (0.94)	$ (2.01)

	QUARTERS ENDED			
(in thousands, except per unit amounts)	MARCH 31	JUNE 30	SEPTEMBER 30	DECEMBER 31
2006				
Oil and gas sales	$ 16,375	$ 13,529	$ 23,506	$ 26,983
Gain on oil and gas derivatives	24,246	12,895	57,396	8,771
Total revenues	42,128	27,974	82,257	38,699
Total expenses [1]	17,147	15,166	17,989	36,825
Net income (loss)	$ 21,977	$ 10,239	$ 53,057	$ (6,088)
Net income (loss) per unit:				
Units – basic	$ 0.84	$ 0.37	$ 1.92	$ (0.16)
Units – diluted	$ 0.84	$ 0.36	$ 1.89	$ (0.16)

[1] Includes operating, natural gas marketing, general and administrative, data license expenses and depreciation, depletion and amortization.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act") is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, and the Company's Audit Committee of the Board of Directors, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The Company carried out an evaluation under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of its disclosure controls and procedures as of the end of the period covered by this report. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of December 31, 2007.

Management's Annual Report on Internal Control Over Financial Reporting

See Management's Report on Internal Control Over Financial Reporting under Item 8 of this Form 10-K.

Changes in the Company's Internal Control Over Financial Reporting

The Company's management is also responsible for establishing and maintaining adequate internal controls over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. The Company's internal controls were designed to provide reasonable assurance as to the reliability of its financial reporting and the preparation and presentation of the consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States.

Because of its inherent limitations, internal control over financial reporting may not detect or prevent misstatements. Projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Except for the potential changes noted in the following paragraph relating to the acquisition of certain oil and gas properties during 2007, there were no changes in the Company's internal controls over financial reporting during the fourth quarter of 2007 that materially affected, or were reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company completed an acquisition of oil and gas properties in the Mid-Continent in August 2007. Company management continues to integrate internal controls and enhanced reporting related to the financial performance of the acquired operations with the Company's internal control over financial reporting. This integration may lead to changes in these controls in future fiscal periods, but management does not yet know whether these changes will materially affect the Company's internal control over financial reporting. Management expects the integration process to be completed during 2008.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

A list of the Company's executive officers and biographical information appears in Part I. Item 1. "Business and Properties" in this Form 10-K. Information about Company Directors may be found under the caption "Election of Directors" of the Proxy Statement for the Annual Meeting of Unitholders to be held on May 29, 2008 (the "2008 Proxy Statement"). That information is incorporated herein by reference.

The information in the 2008 Proxy Statement set forth under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" is incorporated herein by reference.

The information required by this item regarding audit committee related matters, codes of ethics and committee charters is incorporated by reference from the 2008 Proxy Statement under the caption "Corporate Governance."

ITEM 11. EXECUTIVE COMPENSATION

Information required by this item is incorporated herein by reference to the 2008 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this item is incorporated herein by reference to the 2008 Proxy Statement.

Securities Authorized for Issuance Under Equity Compensation Plans

The following summarizes information regarding the number of units that are available for issuance under all of the Company's equity compensation plans as of December 31, 2007:

PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING UNIT OPTIONS, WARRANTS AND RIGHTS [1]	WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING UNIT OPTIONS, WARRANTS AND RIGHTS	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	1,077,021	$ 25.36	916,572
Equity compensation plans not approved by security holders	—	—	—
Total	1,077,021	$ 25.36	916,572

[1] Includes 80,000 unit options awarded under employment agreements for which the grant date for expense recognition occurred in January 2008.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information required by this item is incorporated herein by reference to the 2008 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information required by this item is incorporated herein by reference to the 2008 Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) – 2. Financial Statement Schedules:

All schedules are omitted for the reason that they are not required or the information is otherwise supplied under Part II. Item 8. "Financial Statements and Supplementary Data."

(a) – 3. Exhibits Filed:

The exhibits required to be filed by this item are set forth in the Index to Exhibits accompanying this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LINN ENERGY, LLC

Date: February 28, 2008 By: /s/ MICHAEL C. LINN
Michael C. Linn
Chairman and Chief Executive Officer

Date: February 28, 2008 By: /s/ LISA D. ANDERSON
Lisa D. Anderson
Senior Vice President and Chief Accounting Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ MICHAEL C. LINN Michael C. Linn	Chairman and Chief Executive Officer (Principal Executive Officer)	February 28, 2008
/s/ KOLJA ROCKOV Kolja Rockov	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 28, 2008
/s/ LISA D. ANDERSON Lisa D. Anderson	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	February 28, 2008
/s/ GEORGE A. ALCORN George A. Alcorn	Independent Director	February 28, 2008
/s/ TERRENCE S. JACOBS Terrence S. Jacobs	Independent Director	February 28, 2008
/s/ JOSEPH P. McCOY Joseph P. McCoy	Independent Director	February 28, 2008
/s/ JEFFREY C. SWOVELAND Jeffrey C. Swoveland	Independent Director	February 28, 2008

INDEX TO EXHIBITS

EXHIBIT NUMBER		DESCRIPTION
2.1†	—	Purchase and Sale Agreement, dated December 20, 2007, between Lamamco Drilling Company, as Seller and Linn Energy Holdings, LLC, as Purchaser
2.2†	—	Amendment to Purchase and Sale Agreement, dated as of January 31, 2008, between Lamamco Drilling Company, as Seller and Linn Energy Holdings, LLC, as Purchaser
2.3	—	Amended and Restated Mid-Continent Onshore Package Purchase Agreement, dated August 30, 2007, between Dominion Exploration & Production, Inc., Dominion Oklahoma Texas Exploration & Production, Inc., LDNG Texas Holdings, LLC, and DEPI Texas Holdings, LLC, as Sellers, and Linn Energy, LLC, as Purchaser (incorporated herein by reference to Exhibit 2.1 to Current Report on Form 8-K filed on September 5, 2007)
3.1	—	Certificate of Formation of Linn Energy Holdings, LLC (now Linn Energy, LLC) (incorporated herein by reference to Exhibit 3.1 to Registration Statement on Form S-1 (File No. 333-125501) filed by Linn Energy, LLC on June 3, 2005)
3.2	—	Certificate of Amendment to Certificate of Formation of Linn Energy Holdings, LLC (now Linn Energy, LLC) (incorporated herein by reference to Exhibit 3.2 to Registration Statement on Form S-1 (File No. 333-125501) filed by Linn Energy, LLC on June 3, 2005)
3.3	—	Second Amended and Restated Limited Liability Company Agreement of Linn Energy, LLC dated January 19, 2006 (incorporated herein by reference to Exhibit 3.3 to Annual Report on Form 10-K for the year ended December 31, 2006, filed on March 30, 2007)
3.4	—	Amendment No. 1 to Second Amended and Restated Limited Liability Company Agreement of Linn Energy, LLC dated October 24, 2006 (incorporated herein by reference to Exhibit 3.4 to Annual Report on Form 10-K for the year ended December 31, 2006, filed on March 30, 2007)
3.5	—	Amendment No. 2 to Second Amended and Restated Limited Liability Company Agreement of Linn Energy, LLC dated February 1, 2007 (incorporated herein by reference to Exhibit 3.5 to Annual Report on Form 10-K for the year ended December 31, 2006, filed on March 30, 2007)
3.6	—	Amendment No. 3 to Second Amended and Restated Limited Liability Company Agreement of Linn Energy, LLC dated August 31, 2007 (incorporated herein by reference to Exhibit 4.1 to Current Report on Form 8-K, filed on September 5, 2007)
4.1	—	Form of specimen unit certificate for the units of Linn Energy, LLC (incorporated herein by reference to Exhibit 4.1 to the Annual Report on Form 10-K for the year ended December 31, 2005, filed on May 31, 2006)
10.1*	—	Form of Linn Energy, LLC Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.10 to Amendment No. 4 to Registration Statement on Form S-1 filed on December 14, 2005)
10.2*	—	First Amendment to Linn Energy, LLC Long-Term Incentive Plan dated January 18, 2007 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on January 19, 2007)
10.3*	—	Second Amendment to Linn Energy, LLC Long-Term Incentive Plan dated March 21, 2007 (incorporated herein by reference to Exhibit 10.3 to Annual Report on Form 10-K for the year ended December 31, 2006, filed on March 30, 2007)
10.4†	—	Form of Executive Unit Option Agreement pursuant to the Linn Energy, LLC Long-Term Incentive Plan
10.5†	—	Form of Executive Restricted Unit Agreement pursuant to the Linn Energy, LLC Long-Term Incentive Plan
10.6*	—	Form of Phantom Unit Grant Agreement for Independent Directors pursuant to the Linn Energy, LLC Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.1 to Current Report on Form 8-K filed on August 9, 2006)
10.7*	—	Amended and Restated Employment Agreement, dated effective as of December 14, 2005 between Linn Operating, Inc. and Michael C. Linn (incorporated herein by reference to Exhibit 10.12 to Amendment No. 4 to Registration Statement on Form S-1 (File No. 333-125501) filed on December 14, 2005)

EXHIBIT NUMBER		DESCRIPTION
10.8*	—	Second Amended and Restated Employment Agreement, dated as of September 15, 2005 between Linn Operating, Inc. and Kolja Rockov (incorporated herein by reference to Exhibit 10.12 to Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-125501) filed on October 31, 2005)
10.9*	—	Employment Agreement, dated effective as of December 18, 2006 between Linn Operating, Inc. and Mark E. Ellis (incorporated herein by reference to Exhibit 10.1 to Current Report on Form 8-K filed on November 29, 2006)
10.10*	—	Employment Agreement, dated effective as of April 3, 2006 between Linn Operating, Inc. and Thomas A. Lopus (incorporated herein by reference to Exhibit 10.1 to Current Report on Form 8-K filed on April 18, 2006)
10.11*	—	Employment Agreement, dated effective as of July 7, 2006 between Linn Operating, Inc. and Lisa D. Anderson (incorporated herein by reference to Exhibit 10.1 to Current Report on Form 8-K filed on July 13, 2006)
10.12*†	—	Employment Agreement, dated effective March 22, 2007 between Linn Operating, Inc. and Charlene A. Ripley
10.13*†	—	Employment Agreement, dated effective February 7, 2007 between Linn Operating, Inc. and Arden L. Walker, Jr.
10.14	—	Third Amended and Restated Credit Agreement dated as of August 31, 2007 among Linn Energy, LLC as Borrower, BNP Paribas, as Administrative Agent, and the Lenders and agents Party thereto (incorporated herein by reference to Exhibit 10.1 to Current Report on Form 8-K filed on September 5, 2007)
10.15†	—	First Amendment, dated November 2, 2007, to Third Amended and Restated Credit Agreement among Linn Energy, LLC, as borrower, BNP Paribas, as administrative agent, and the lenders and agents party thereto
10.16†	—	Second Amendment, dated January 31, 2008, to Third Amended and Restated Credit Agreement among Linn Energy, LLC, as borrower, BNP Paribas, as administrative agent, and the lenders and agents party thereto
10.17	—	Third Amended and Restated Guaranty and Pledge Agreement dated as of August 31, 2007 made by Linn Energy, LLC and each of the other Obligors in favor of BNP Paribas, as Administrative Agent (incorporated herein by reference to Exhibit 10.2 to Current Report on Form 8-K filed on September 5, 2007)
10.18†	—	Second Lien Term Loan Agreement dated as of January 31, 2008 among Linn Energy, LLC as Borrower, BNP Paribas, as Administrative Agent, and the lenders and agents party thereto
10.19†	—	Second Lien Guaranty and Pledge Agreement dated as of January 31, 2008 made by Linn Energy, LLC and each of the other Obligors in favor of BNP Paribas, as Administrative Agent
10.20	—	Class B Unit and Unit Purchase Agreement, dated as of October 24, 2006 by and between Linn Energy, LLC and the Purchasers named therein (incorporated herein by reference to Exhibit 10.1 to Current Report on Form 8-K filed on October 25, 2006)
10.21	—	Registration Rights Agreement dated as of October 24, 2006 by and among Linn Energy, LLC and the Purchasers named therein (incorporated herein by reference to Exhibit 10.2 to Current Report on Form 8-K filed on October 25, 2006)
10.22	—	Class C Unit and Unit Purchase Agreement, dated as of February 1, 2007 by and among the Company and the Purchasers named therein (incorporated herein by reference to Exhibit 10.1 to Current Report on Form 8-K filed on February 5, 2007)
10.23	—	Registration Rights Agreement dated February 1, 2007, by and among the Company and the Purchasers named therein (incorporated herein by reference to Exhibit 10.2 to Current Report on Form 8-K filed on February 5, 2007)
10.24	—	Class D Unit and Unit Purchase Agreement, dated as of June 29, 2007 by and among the Company and the Purchasers named therein (incorporated herein by reference to Exhibit 10.17 to Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, filed on August 14, 2007)

EXHIBIT NUMBER		DESCRIPTION
10.25	—	Registration Rights Agreement dated August 31, 2007, by and among the Company and the Purchasers named therein (incorporated herein by reference to Exhibit 10.3 to Current Report on Form 8-K filed on September 5, 2007)
21.1†	—	Significant Subsidiaries of Linn Energy, LLC
23.1†	—	Consent of KPMG LLP for Linn Energy, LLC
23.2†	—	Consent of DeGolyer and MacNaughton Data and Consulting Services
23.3†	—	Consent of Schlumberger Technology Corporation
31.1†	—	Section 302 Certification of Michael C. Linn, Chairman and Chief Executive Officer of Linn Energy, LLC
31.2†	—	Section 302 Certification of Kolja Rockov, Executive Vice President and Chief Financial Officer of Linn Energy, LLC
32.1†	—	Section 906 Certification of Michael C. Linn, Chairman and Chief Executive Officer of Linn Energy, LLC
32.2†	—	Section 906 Certification of Kolja Rockov, Executive Vice President and Chief Financial Officer of Linn Energy, LLC

† Filed herewith.

* Management Contract or Compensatory Plan or Arrangement required to be filed as an exhibit hereto pursuant to Item 601 of Regulation S-K.

SIGNIFICANT SUBSIDIARIES

Exhibit 21.1

As of December 31, 2007, Linn Energy, LLC directly or indirectly owns all of the voting securities of Linn Energy Holdings, LLC the "significant subsidiary" (as defined in Rule 1–02(w) of Regulation S–X).

The remaining subsidiaries of Linn Energy, LLC considered in the aggregate as a single subsidiary, do not constitute a "significant subsidiary" as of the end of the year covered by this report.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Exhibit 23.1

The Board of Directors
Linn Energy, LLC:

We consent to the incorporation by reference in the registration statement (No. 333-131153) on Form S-8 and in the registration statements (No. 333-146120, 333-148061, and 333-148134) on Form S-3 of Linn Energy, LLC of our reports dated February 28, 2008, with respect to the consolidated balance sheets of Linn Energy, LLC as of December 31, 2007 and 2006, and the related consolidated statements of operations, unitholders' capital (deficit), and cash flows for each of the years in the three-year period ended December 31, 2007, and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2007, which reports appear in the December 31, 2007 annual report on Form 10-K of Linn Energy, LLC.

/s/ KPMG, LLP

Houston, Texas
February 28, 2008

CONSENT OF DEGOLYER AND MACNAUGHTON

Exhibit 23.2

We hereby consent to the use of the name DeGolyer and MacNaughton, to references to DeGolyer and MacNaughton as independent petroleum engineers, and to the inclusion of information taken from our "Appraisal Report as of December 31, 2007 on Certain Properties owned by Linn Energy, LLC" and "Appraisal Report as of December 31, 2006 on Certain Properties owned by Linn Energy, LLC" in the sections "Business and Properties – Oil and Gas Data – Proved Reserves", "Management Discussion and Analysis of Financial Condition and Results of Operation – Risk Factors, Selected Financial Data, Summary Reserve and Operating Data", "Notes to Consolidated Financial Statements – Use of Estimates", and "Supplemental Oil and Gas Data (Unaudited)" of the Linn Energy, LLC Annual Report on Form 10-K, in the registration statement on Form S-8 (File No. 333-131153) and the registration statements (Nos. 333-146120, 333-148061, and 333-148134) on Form S-3.

/s/ PAUL J. SZATKOWSKI, P.E.

Name: Paul J. Szatkowski, P.E.
Title: Senior Vice President
DeGolyer and MacNaughton

Dallas, Texas
February 28, 2008

CONSENT OF SCHLUMBERGER TECHNOLOGY CORPORATION

Exhibit 23.3

As independent petroleum engineers, Data & Consulting Services Division of Schlumberger Data and Technology Corporation hereby consents to the incorporation by reference in the registration statement on Form S-8 (File No. 333-131153) and the registration statements (Nos. 333-146120, 333-148061, and 333-148134) on Form S-3 of Linn Energy, LLC of information from our Firm's reserve report dated March 1, 2006 entitled "*Reserve and Economic Evaluation of Proved Reserves of Certain Linn Energy, LLC Oil and Gas Interests As of December 31, 2005*" and all references to our firm included in or made a part of the Linn Energy, LLC Annual Report on Form 10-K to be filed with the Securities and Exchange Commission.

/s/ CHARLES M. BOYER II, P.G

Name: Charles M. Boyer II, P.G.
Title: Operations Manager
Pittsburgh Consulting Services

Pittsburgh, Pennsylvania
February 28, 2008

Exhibit 31.1

I, Michael D. Linn, certify that:

1. I have reviewed this Annual Report on Form 10-K of Linn Energy, LLC (the "registrant");
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d--5(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 28, 2008

/s/ MICHAEL C. LINN
Michael C. Linn
Chairman and Chief Executive Officer

Exhibit 31.2

I, Kolja Rockov, certify that:

1. I have reviewed this Annual Report on Form 10-K of Linn Energy, LLC (the "registrant");
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d--5(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 28, 2008

/s/ KOLJA ROCKOV
Kolja Rockov
Executive Vice President and Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Linn Energy, LLC (the "Company") on Form 10-K for the year ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Michael C. Linn, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ MICHAEL C. LINN
Michael C. Linn
Chairman and Chief Executive Officer

Date: February 28, 2008

Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Linn Energy, LLC (the "Company") on Form 10-K for the year ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Kolja Rockov, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ KOLJA ROCKOV
Kolja Rockov
Executive Vice President and Chief Financial Officer

Date: February 28, 2008

RECONCILIATION OF NON-GAAP MEASURES

- The Company defines Adjusted EBITDA as net income (loss) plus:
  - Net operating cash flow from acquisitions, effective date through closing date;
  - Interest expense, net of amounts capitalized;
  - Depreciation, depletion and amortization;
  - Write-off of deferred financing fees and other;
  - (Gain) loss on sale of assets;
  - Accretion of asset retirement obligation;
  - Unrealized (gain) loss on derivatives;
  - Unit-based compensation and unit warrant expense;
  - Data license expenses;
  - IPO cash bonuses; and
  - Income tax (benefit) provision.
- Adjusted EBITDA is a significant performance metric used by Company management to indicate (prior to the establishment of any reserves by its Board of Directors) the cash distributions the Company expects to pay unitholders. Specifically, this financial measure indicates to investors whether or not the Company is generating cash flow at a level that can sustain or support an increase in its quarterly distribution rates. Adjusted EBITDA is also a quantitative metric used throughout the investment community with respect to publicly-traded partnerships and limited liability companies.
- The Company defines Adjusted Net Income (Loss) as net income (loss) plus:
  - Unrealized (gain) loss on derivatives
- Adjusted Net Income and adjusted net income per unit is used by Company management and the investment community as a measure of net income generated through oil and gas activities without the impact of derivatives.

For more information please refer to the Company's Annual Report on Form 10-K included herein.

ADJUSTED EBITDA

The following presents a reconciliation of consolidated net income (loss) to Adjusted EBITDA:

	YEAR ENDED DECEMBER 31,			
(in thousands)	2007	2006	2005	2004
Net income (loss)	$ (364,349)	$ 79,185	$ (56,351)	$ (4,816)
Plus:				
Net operating cash flow from acquisitions, effective date through closing date	67,417	712	—	—
Interest expense, net of amounts capitalized	62,130	25,494	7,040	3,530
Depreciation, depletion and amortization	97,964	24,173	7,294	3,656
Write-off of deferred financing fees	3,460	3,342	381	56
(Gain) loss on sale of assets	813	72	39	33
Accretion of asset retirement obligation	1,014	314	172	74
Unrealized (gain) loss on derivatives	418,281	(77,776)	24,776	8,765
Realized loss on canceled gas derivatives	—	—	38,281	—
Unit-based compensation and unit warrant expense	13,921	21,643	—	—
Data license expenses	3,231	—	—	—
IPO cash bonuses	—	2,039	—	—
Income tax (benefit) provision	3,573	(3,402)	74	—
Adjusted EBITDA	$ 307,455	$ 75,796	$ 21,706	$ 11,298

ADJUSTED NET INCOME

The following presents a reconciliation of consolidated net income (loss) to Adjusted Net Income (Loss):

	YEAR ENDED DECEMBER 31,			
(in thousands, except per unit amounts)	2007	2006	2005	2004
Net income (loss)	$ (364,349)	$ 79,185	$ (56,351)	$ (4,816)
Plus:				
Unrealized (gain) loss on derivatives	418,281	(77,776)	24,776	8,765
Adjusted Net Income (Loss)	$ 53,932	$ 1,409	$ (31,575)	$ 3,949
Weighted average units outstanding – basic	68,916	28,281	20,518	20,518
Adjusted Net Income per unit	$ 0.78	$ 0.05	$ (1.54)	$ 0.19

LINN
Energy

LINN ENERGY, LLC

600 Travis, Suite 5100
Houston, Texas 77002

NOTICE OF ANNUAL MEETING OF UNITHOLDERS
To Be Held on May 29, 2008

Dear Unitholder:

You are cordially invited to attend the 2008 Annual Meeting of Unitholders (the "Annual Meeting") of Linn Energy, LLC, a Delaware limited liability company ("Linn Energy"), which will be held on Thursday, May 29, 2008, at 1:00 p.m., Central Standard Time, at the Magnolia Hotel, 1100 Texas Street, Houston, Texas 77002. The Annual Meeting will be held for the following purposes:

1. To elect five directors to Linn Energy's Board of Directors to serve until the 2009 Annual Meeting of Unitholders;
2. To ratify the appointment of KPMG LLP as independent auditor of Linn Energy for the fiscal year ending December 31, 2008;
3. To approve the Amended and Restated Linn Energy, LLC Long-Term Incentive Plan (the "LTIP"), which a) increases the total number of Units authorized to be issued under the LTIP from 3,900,000 units to 12,200,000 units, which represents an incremental increase of 8,300,000 units, b) removes the limitation on the number of restricted units that may be awarded under the LTIP within the overall limit on units that are authorized to be issued under the LTIP, c) prohibits repricing of options and unit appreciation rights, d) prohibits net unit counting for unit appreciation rights, e) provides for minimum vesting periods for full value awards, and f) prohibits the issuance of distribution equivalent rights in tandem with options and unit appreciation rights; and
4. To transact such other business as may properly come before the Annual Meeting and any adjournments or postponements of the meeting.

Additional information regarding the Annual Meeting is set forth in the attached Proxy Statement.

Only unitholders of record at the close of business on April 1, 2008 are entitled to receive notice of and to vote at the Annual Meeting or any adjournments or postponement thereof. A list of our unitholders will be available for examination at the Annual Meeting and at Linn Energy's Houston office at least ten days prior to the Annual Meeting.

By Order of the Board of Directors,

Charlene Ripley

Charlene A. Ripley
Senior Vice President, General Counsel and Corporate Secretary

Houston, Texas
April 21, 2008

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED POSTAGE-PAID RETURN ENVELOPE AS PROMPTLY AS POSSIBLE. IF YOU ATTEND THE MEETING AND SO DESIRE, YOU MAY WITHDRAW YOUR PROXY AND VOTE IN PERSON.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE UNITHOLDERS MEETING TO BE HELD ON MAY 29, 2008.

This Proxy Statement and our 2007 Annual Report are available at *www.proxyvote.com*.

PROXY STATEMENT
TABLE OF CONTENTS

LINN ENERGY, LLC

600 Travis, Suite 5100
Houston, Texas 77002

PROXY STATEMENT

Annual Meeting of Unitholders
To Be Held on Thursday, May 29, 2008

This Proxy Statement, which was first mailed to our unitholders on or around April 21, 2008, is being furnished to you in connection with the solicitation of proxies by and on behalf of the Board of Directors of Linn Energy, LLC, (the "Board") for use at our 2008 Annual Meeting of Unitholders (the "Annual Meeting") or at any adjournments or postponements thereof. The Annual Meeting will be held on Thursday, May 29, 2008, at 1:00 p.m., Central Standard Time, at the Magnolia Hotel, 1100 Texas Street, Houston, Texas 77002. Only holders of record of units at the close of business on April 1, 2008 (the "Record Date") were entitled to notice of, and are entitled to vote at, the Annual Meeting and any adjournments or postponements thereof, unless such adjournment or postponement is for more than 30 days, in which event we will set a new record date. Unless the context requires otherwise, the terms "our," "we," "us" and similar terms refer to Linn Energy, LLC, together with its consolidated subsidiaries.

Proposals

At our 2008 Annual Meeting of Unitholders, we are asking our unitholders to consider and act upon proposals to: (1) elect five directors to serve until our 2009 Annual Meeting; (2) ratify the appointment of KPMG LLP as our independent auditor for the fiscal year ending December 31, 2008; and (3) approve the Amended and Restated Linn Energy, LLC Long-Term Incentive Plan (the "LTIP"), which a) increases the total number of Units authorized to be issued under the LTIP from 3,900,000 units to 12,200,000 units, which represents an incremental increase of 8,300,000 units, b) removes the limitation on the number of restricted units that may be awarded under the LTIP within the overall limit on units that are authorized to be issued under the LTIP, c) prohibits repricing of options and unit appreciation rights, d) prohibits net unit counting for unit appreciation rights, e) provides for minimum vesting periods for full value awards, and f) prohibits the issuance of distribution equivalent rights in tandem with options and unit appreciation rights.

Quorum Required

The presence, in person or by proxy, of the holders as of the Record Date of a majority of our outstanding units is necessary to constitute a quorum for purposes of voting on the proposals at the Annual Meeting. Withheld votes will count as present for purposes of establishing a quorum on the proposals.

How to Vote

If you are a holder of our units, you are entitled to one vote at the meeting for each unit that you held as of the Record Date. If you do not wish to vote for a particular director nominee, you must clearly identify such nominee on your proxy card. Votes withheld will have the same effect as not voting. A plurality of the votes of the units present in person or represented by proxy at the meeting and entitled to vote on the election of directors is required to elect each nominee for director and a majority of the units present in person or by proxy at the meeting is required to approve each other item to be voted upon at the meeting. We will include abstentions in the vote totals, which means that they have the same effect on each proposal as a negative vote. However, broker non-votes, if any, though counted for purposes of determining a quorum, will not be included in the vote totals and therefore will not have any effect.

You may vote in person at the Annual Meeting or by proxy. Even if you plan to attend the Annual Meeting, we encourage you to complete, sign and return your proxy card in advance of the Annual Meeting. If you plan to attend the Annual Meeting and wish to vote in person, we will give you a ballot at the meeting. However, please note that if your units are held in "street name" (in the name of a broker or by a bank or other nominee), you are considered the beneficial owner of these units and proxy materials are being forwarded to you by your broker or nominee, which is considered, with respect to these units, the unitholder of record. As the beneficial owner, you have the right to direct your broker how to vote; however, since you are not the unitholder of record, you may not vote these units in person at the Annual Meeting unless you obtain from your brokerage firm an account statement, letter or other evidence satisfactory to us of your beneficial ownership of the units. Please mail your completed, signed and dated proxy card in the enclosed postage-paid return envelope as soon as possible so that your units may be represented at the Annual Meeting.

Revoking Your Proxy

You may revoke your proxy before it is voted at the Annual Meeting as follows: (i) by delivering, before or at the Annual Meeting, a new proxy with a later date; (ii) by delivering, on or before the business day prior to the Annual Meeting, a notice of revocation to our Secretary at the address set forth in the notice of the Annual Meeting; (iii) by attending the Annual Meeting in person and voting, although your attendance at the Annual Meeting, without actually voting, will not by itself revoke a previously granted proxy; or (iv) if you have instructed a broker to vote your units, you must follow the directions received from your broker to change those instructions.

Outstanding Units Held on Record Date

As of the Record Date, there were 114,540,574 outstanding units entitled to vote at the Annual Meeting.

PROPOSAL ONE: ELECTION OF DIRECTORS

Members of our Board of Directors are elected each year at the annual meeting of unitholders. All five of our current Board members have been nominated to stand for re-election at the Annual Meeting. We encourage our director nominees to attend our annual meetings to provide an opportunity for unitholders to communicate directly with directors about issues affecting our company. We anticipate that all director nominees will attend the Annual Meeting. In 2007, all the current directors attended the annual meeting, except Mr. McCoy who became a director in September 2007.

At the Annual Meeting, our unitholders will consider and act upon a proposal to elect five directors to our Board of Directors to serve until the 2009 Annual Meeting of Unitholders. Each of the nominees has consented to serve as a director if so elected. Each nominee who is elected to our Board of Directors will serve in such capacity until his term expires or his successor has been duly elected and qualified or, if earlier, until such director dies, resigns or is removed. The persons named as proxies in the accompanying proxy card, who have been designated by our Board of Directors, intend to vote **FOR** the election of the director nominees unless otherwise instructed by a unitholder in a proxy card. If these nominees become unable for any reason to stand for election as a director, the persons named as proxies in the accompanying proxy card will vote for the election of such other person or persons as our Board of Directors may recommend and propose to replace such nominee or nominees.

Information concerning the five director nominees is set forth below.

Director Nominees

Name	Age	Position with Our Company	Director Since
Michael C. Linn	56	Chairman, Chief Executive Officer and Director	2003
George A. Alcorn	76	Independent Director	2006
Terrence S. Jacobs	65	Independent Director	2006
Jeffrey C. Swoveland	53	Independent Director	2006
Joseph P. McCoy	57	Independent Director	2007

Michael C. Linn is our Chairman and Chief Executive Officer and has served in such capacity since December 2007. Prior to that, from June 2006 to December 2007, Mr. Linn served as Chairman, President and Chief Executive Officer and from March 2003 to June 2006, he was the President, Chief Executive Officer and Director. From 2000 to 2003 Mr. Linn was President of Allegheny Interests, Inc., a private oil and gas investment company. From 1980 to 1999, Mr. Linn served as General Counsel (1980-1982), Vice President (1982-1987), President (1987-1990) and CEO (1990-1999) of Meridian Exploration, a private Appalachian Basin oil and gas company that was sold to Columbia Natural Gas Company in 1999. Both Allegheny Interests and Meridian Exploration were wholly owned by Mr. Linn and his family. Mr. Linn is the immediate past Chairman of the Independent Petroleum Association of America, the largest national trade association of independent oil and gas producers. He currently sits on the Boards of the National Petroleum Council and the American Exploration and Production Council and is a member of the oil and gas industry's 25 Year Club. He was recently appointed as a Texas representative to the Legal and Regulatory Affairs Committee of the Interstate Oil and Gas Compact Commission. He is also Chairman of the Houston Wildcatters Committee of the Texas Alliance of Energy Producers. Mr. Linn regularly appears on behalf of the industry before state and federal agencies, such as the Department of Energy, Department of the Treasury, Federal Energy Regulatory Commission and the Environmental Protection Agency. In addition, he has testified on behalf of the industry before various committees and subcommittees of the U.S. House of Representatives and the U.S. Senate and is regularly quoted and has published various articles for trade publications and newspapers. He is also a frequent guest on radio and television programs representing the industry. His civic affiliations include memberships on the Boards of Small Steps and the Youth Development Center, in addition to memberships on the American Art Committee of the Museum of Fine Arts Houston and the Corporate Committee of Texas Children's Hospital.

George A. Alcorn was appointed to our Board of Directors in January 2006. Mr. Alcorn is an independent director and serves as Chairman of our Nominating and Governance Committee. Mr. Alcorn has served as President of Alcorn Exploration, Inc., a private exploration and production company, since 1982. Mr. Alcorn is also a member of the board of directors of EOG Resources, Inc. He is a past chairman of the Independent Petroleum Association of America and a founding member and past chairman of the Natural Gas Council.

Terrence S. Jacobs was appointed to our Board of Directors in January 2006. Mr. Jacobs is an independent director and serves as Chairman of our Audit Committee. Since 1995, Mr. Jacobs has served as President and CEO of Penneco Oil Company, which provides ongoing leasing, marketing, exploration and drilling operations for natural gas and crude oil in Western Pennsylvania and West Virginia. Mr. Jacobs currently serves on the boards of directors of Penneco Oil Company and affiliates, Rockwood Casualty Insurance Company, Somerset Casualty Insurance Company and First Commonwealth Bank. Mr. Jacobs served as President of the Independent Oil and Gas Association of Pennsylvania from 1999 to 2001 and from 2003 to 2005 and has served as a director of the Independent Petroleum Association of America for the states of Delaware, Maryland, Pennsylvania and New York—West from 2000-2006. He is presently serving as Chairman of the Tax Committee of the Independent Petroleum Association of America. Mr. Jacobs is a Certified Public Accountant in Pennsylvania.

Jeffrey C. Swoveland was appointed to our Board of Directors in January 2006. Mr. Swoveland is an independent director and serves as Chairman of the Compensation Committee. Since May of 2006, Mr. Swoveland has served as Chief Operating Office of Coventina Healthcare Enterprises, a medical device company that develops and markets products which reduce pain and increase the rate of healing through therapeutic, deep tissue heating. From 2000 to 2006, he served as Chief Financial Officer of BodyMedia, a life-science and bioinformatics company. From 1994 to 2000, he served as Director of Finance, VP Finance & Treasurer and Interim Chief Financial Officer of Equitable Resources, Inc., a diversified natural gas company.

Joseph P. McCoy was appointed to our Board of Directors in September 2007. Mr. McCoy is an independent director. Mr. McCoy served as Senior Vice President and Chief Financial Officer of Burlington Resources Inc. from 2005 until 2006 and Vice President and Controller (Chief Accounting Officer) of Burlington Resources Inc. from 2001 until 2005. Mr. McCoy is also a member of the board of directors of Rancher Energy, Inc. and BPI Energy Corp.

Required Vote

Our limited liability company agreement provides for "plurality voting" in the election of directors, and directors will be elected by a plurality of the votes cast for a particular position. Each outstanding unit shall be entitled to one vote on all matters submitted to members for approval and in the election of directors.

With respect to the Annual Meeting, we have five nominees and five available board seats. Each properly executed proxy received in time for the Annual Meeting will be voted as specified therein. The five nominees receiving the most votes cast at the Annual Meeting will be elected to our Board of Directors.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT UNITHOLDERS VOTE "FOR" THE ELECTION OF EACH OF THE FIVE NOMINEES FOR DIRECTOR.

THE BOARD OF DIRECTORS AND ITS COMMITTEES

Director Independence

The Nominating and Governance Committee of our Board of Directors reviews director independence on an annual basis and makes a threshold determination as to the status of each director's independence. After this initial determination is made, the Nominating and Governance Committee makes a recommendation to the full Board of Directors, who then ultimately determine director independence. This subjective determination is made by considering all direct or indirect business relationships between each director (including his or her immediate family) and our company, as well as relationships with charitable organizations. The full Board of Directors, upon recommendation by the Nominating and Governance Committee, has determined that Messrs. Alcorn, Jacobs, Swoveland and McCoy qualify as "independent" in accordance with the published listing requirements of The NASDAQ Global Select Market ("NASDAQ"). The NASDAQ independence definition includes a series of objective tests, such as that the director is not an employee of our company and has not engaged in various types of business dealings with our company. In addition, as further required by the NASDAQ rules, the Nominating and Governance Committee has made a subjective determination as to each independent director that no relationships exist which, in the opinion of the Nominating and Governance Committee, would interfere with the exercise of his independent judgment in carrying out the responsibilities of a director. Mr. Linn is not independent by virtue of his role as Chief Executive Officer of our company.

During the Board of Director's most recent review of independence, the following relationships were considered:

- Mr. Alcorn serves as President of Alcorn Exploration, LLC, a private exploration and production company. Mr. Alcorn is also a member of the board of directors of EOG Resources, Inc.
- Mr. Jacobs has served as President of Penneco Oil Company, which provides ongoing leasing, marketing, exploration and drilling operations for natural gas and crude oil in Western Pennsylvania and West Virginia. During 2007, we paid approximately $0.2 million to Penneco Oil Company for purchases of natural gas. These purchases represent an amount less than 5% of our consolidated gross oil, gas and natural gas liquid sales and were consummated on arm's length terms. Future purchases are expected to remain under 5% of our consolidated sales.
- Mr. Swoveland has served as Chief Operating Officer of Coventina Healthcare Enterprises, a medical device company since May 2006.
- Mr. McCoy served as Senior Vice President and Chief Financial Officer of Burlington Resources Inc., a publicly traded independent oil and gas company, until its merger with ConocoPhillips in 2006. He is also a member of the boards of directors of Rancher Energy Corp. and BPI Energy, Inc.

After consideration, our Board of Directors has determined that these relationships would not interfere with Messrs. Alcorn, Jacobs, Swoveland or McCoy's independent judgment as Linn Energy, LLC Board members.

In addition, the members of the Audit Committee of our Board of Directors each qualify as "independent" under standards established by the Securities and Exchange Commission ("SEC") for members of audit committees, and the Audit Committee includes at least one member who is determined by our Board of Directors to meet the qualifications of an "audit committee financial expert" in accordance with SEC rules, including that the person meets the relevant definition of an "independent" director. Mr. Jacobs is the independent director who has been determined to be an audit committee financial expert. Unitholders should understand that this designation is a disclosure requirement of the SEC related to Mr. Jacobs' experience and understanding with respect to certain accounting and auditing matters. The designation does not impose on Mr. Jacobs any duties, obligations or liability that are greater than are generally imposed on him as a member of the Audit Committee and Board of Directors, and his designation as an audit committee financial expert pursuant to this SEC requirement does not affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

Corporate Governance

Our Board of Directors has adopted Corporate Governance Guidelines to assist it in the exercise of its responsibility to provide effective governance over our affairs for the benefit of our unitholders. In addition, we have adopted a Code of Business Conduct and Ethics, which sets forth legal and ethical standards of conduct for all our employees, as well as our directors. We also have adopted a code of ethics which applies to our Chief Executive Officer and Senior Financial Officers. All of these documents are available on our website, *www.linnenergy.com*, and will be provided free of charge to any unitholder requesting a copy by writing to our Corporate Secretary, Linn Energy, LLC, 600 Travis, Suite 5100, Houston, Texas 77002. If any substantive amendments are made to the Code of Ethics for Chief Executive Officer and Senior Financial Officers or if we grant any waiver, including any implicit waiver, from a provision of the code, we will disclose the nature of such amendment or waiver within four business days on our website. The information on our website is not, and shall not be deemed to be, a part of this Proxy Statement or incorporated into any other filings we make with the SEC.

Communications to Our Board of Directors

Our Board of Directors has a process in place for communication with unitholders. Unitholders should initiate any communications with our Board in writing and send them to our Board of Directors c/o Charlene A. Ripley, Senior Vice President, General Counsel and Corporate Secretary, Linn Energy, LLC, 600 Travis, Suite 5100, Houston, Texas 77002. All such communications will be forwarded to the appropriate directors. This centralized process will assist our Board of Directors in reviewing and responding to unitholder communications in an appropriate manner. If a unitholder wishes for a particular director or directors to receive any such communication, the unitholder must specify the name or names of any specific Board recipient or recipients in the communication. Communications to our Board of Directors must include the number of units owned by the unitholder as well as the unitholder's name, address, telephone number and email address, if any.

Meetings of Our Board of Directors; Executive Sessions

Our Board of Directors holds regular and special meetings from time to time as may be necessary. Regular meetings may be held without notice on dates set by our Board of Directors from time to time. Special meetings of our Board of Directors may be called with reasonable notice to each member upon request of the Chairman of the Board of Directors or upon the written request of any three Board members. A quorum for a regular or special Meeting will exist when a majority of the members are participating in the meeting either in person or by conference telephone. Any action required or permitted to be taken at a Board meeting may be taken without a meeting, without prior notice and without a vote if all of the members sign a written consent authorizing the action.

During 2007, our Board of Directors held 4 regular and 13 special meetings. The standing Committees of our Board of Directors held an aggregate of 22 meetings during this period. Each director attended at least 75% of the aggregate number of meetings of the Board and Committees on which he served. Mr. McCoy joined our Board in September 2007 and attended all meetings in 2007 following his election.

The Corporate Governance Guidelines adopted by our Board of Directors provide that the independent directors will meet in executive session at least quarterly, or more frequently if necessary. The Chairman of our Nominating and Governance Committee will chair the executive sessions of the independent directors.

Committees of Our Board of Directors.

Our Board of Directors currently has standing Audit, Compensation, and Nominating and Governance Committees. Each member of these Committees is an independent director in accordance with the NASDAQ listing standards described above and applicable SEC rules. Our Board of Directors has adopted a written charter for each of these Committees, which sets forth each Committee's purposes, responsibilities and authority. Each Committee reviews and assesses on an annual basis the adequacy of its charter and recommends any proposed modifications to our Board of Directors for its approval. These committee charters are available on our website at *www.linnenergy.com*. You may also contact Charlene A. Ripley, our Senior Vice President, General Counsel and Corporate Secretary at Linn Energy, LLC, 600 Travis, Suite 5100, Houston, Texas 77002, to request paper copies free of charge. The following is a brief description of the functions and operations of the standing Committees of our Board of Directors.

Audit Committee.

The Audit Committee assists our Board of Directors in its general oversight of our financial reporting, internal controls and audit functions, and is directly responsible for the appointment, retention, compensation and oversight of the work of our independent auditor. During 2007, the Audit Committee held 11 meetings. The Audit Committee is currently comprised of four directors: Mr. Jacobs (Chairman), Mr. Alcorn, Mr. Swoveland and Mr. McCoy. Each member of the Audit Committee is "independent" as defined by the NASDAQ listing standards and applicable SEC rules, and is financially literate. Mr. Jacobs has been designated the "audit committee financial expert".

Our Audit Committee also reviews related party transactions and other specific matters that our Board of Directors believes may involve conflicts of interest. The Audit Committee determines if the related party transaction or resolution of the conflict of interest is in the best interest of our company. Any conflict of interest matters approved by the Audit Committee will be conclusively deemed to be fair and reasonable to our company and approved by all of our Unitholders. The report of our Audit Committee appears under the heading "Report of the Audit Committee" below.

Compensation Committee.

The Compensation Committee's primary responsibilities are to: (i) approve the compensation arrangements for senior management of our company and for our Board members, including establishment of salaries and bonuses and other compensation for executive officers of our company, (ii) to approve any compensation plans in which officers and directors of our company are eligible to participate and to administer such plans, including the granting of equity awards or other benefits under any such plans and (iii) to review and discuss with our management the Compensation Discussion and Analysis to be included in our annual proxy statement. The Compensation Committee also oversees the preparation of a report on executive compensation for inclusion in the annual proxy statement.

During 2007, the Compensation Committee held seven meetings. The Compensation Committee is currently comprised of four directors: Mr. Swoveland (Chairman), Mr. Alcorn, Mr. Jacobs and Mr. McCoy. Each of the Compensation Committee members is "independent" as defined by the NASDAQ listing standards. All Compensation Committee members are also "non-employee directors" as defined by Rule 16b-3 under the Securities Exchange Act of 1934, as amended ("Exchange Act"). The report of our Compensation Committee appears under the heading "Report of the Compensation Committee" on page 25 of this Proxy Statement.

Procedures and Processes for Determining Executive and Director Compensation

Please refer to "Compensation Discussion and Analysis, The Compensation Committee," on page 19 of this Proxy Statement for a discussion of the Compensation Committee's procedures and processes for making compensation determinations.

Compensation Committee Interlocks and Insider Participation

Messrs. Swoveland, Alcorn, Jacobs and McCoy currently serve as members of the Compensation Committee and each are "independent" directors as defined by the NASDAQ listing standards. No member of the Compensation Committee has any relationship with our company that is required to be disclosed in any of the reports that we file with the SEC other than service on our Board of Directors. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our Board of Directors or Compensation Committee.

Nominating and Governance Committee.

The Nominating and Governance Committee's primary responsibilities are (i) to develop criteria, recruit and recommend candidates for election to our Board of Directors, (ii) to develop and recommend corporate governance guidelines to our Board of Directors, and to assist our Board of Directors in implementing such guidelines, (iii) to lead our Board of Directors in its annual review of the performance of the Board of Directors and its Committees, (iv) to review and amend as appropriate our Code of Business Conduct and Ethics and our Code of Ethics for Chief Executive Officer and Senior Financial Officers and (v) to assess the independence of each non-employee director and to determine the "audit committee financial expert". The Nominating and Governance Committee will consider the following qualifications, along with such other qualities the Board identifies from time to time, for director nominees:

- Personal and professional integrity and high ethical standards;
- Good business judgment;
- An excellent reputation in the industry in which the nominee or director is or has been primarily employed;
- A sophisticated understanding of our business or similar businesses;
- Curiosity and a willingness to ask probing questions of management;
- The ability and willingness to work cooperatively with other members of the Board and with the CEO and other senior management; and
- The ability and willingness to support us with his or her preparation for, attendance at and participation in Board meetings.

The Committee will evaluate each nominee based upon a consideration of a nominee's qualification as independent and consideration of diversity, age, skills and experience in the context of the needs of the Board of Directors as described in our Corporate Governance Guidelines. The Nominating and Governance Committee may rely on various sources to identify director nominees. These include input from directors, management, professional search firms and others that the Committee feels are reliable.

The Nominating and Governance Committee will consider director candidate suggestions made by unitholders in the same manner as other candidates. Any such nominations, together with appropriate biographical information, should be submitted to the Chairman of the Nominating and Governance Committee, c/o Charlene A. Ripley, Senior Vice President, General Counsel and Corporate Secretary, Linn Energy, LLC, 600 Travis, Suite 5100, Houston, Texas 77002. For other procedures that must be followed in order for the Committee to consider recommendations from unitholders, please read "Unitholder Proposals and Director Nominations—Recommendation of Director Candidates to the Nominating and Governance Committee." In 2007, the Nominating and Governance Committee held 4 meetings. The Nominating and Governance Committee is currently comprised of four directors: Mr. Alcorn (Chairman), Mr. Jacobs, Mr. Swoveland and Mr. McCoy. Each member of the Nominating and Governance Committee is "independent" as defined by the NASDAQ listing standards.

Report of the Audit Committee

The Audit Committee oversees the financial reporting process of Linn Energy, LLC on behalf of its Board of Directors. Management has the primary responsibility for the preparation of the financial statements and the reporting process, including the systems of internal control.

With respect to the financial statements for the year ended December 31, 2007, the Audit Committee reviewed and discussed the financial statements of Linn Energy, LLC and the quality of financial reporting with management and the independent auditor. It also discussed with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T, and received from the independent auditor the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), as modified or supplemented and as adopted by the Public Company Accounting Oversight Board in Rule 3600T. Additionally, the Audit Committee has discussed with the independent auditor the independent auditor's independence with respect to Linn Energy, LLC. The Audit Committee determined that the non-audit services provided to Linn Energy, LLC by the independent auditor (discussed below under "Proposal

Two: Ratification of Independent Public Accountants") are compatible with maintaining the independence of the independent auditor.

Based on the reviews and discussions described above, the Audit Committee recommended to our Board of Directors that the financial statements of Linn Energy, LLC be included in the Annual Report on Form 10-K for the year ended December 31, 2007 for filing with the Securities and Exchange Commission.

Submitted By:

Audit Committee

Terrence S. Jacobs, Chair
George A. Alcorn
Jeffrey C. Swoveland
Joseph P. McCoy

Notwithstanding anything to the contrary set forth in any of our previous or future filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 that might incorporate this Proxy Statement or future filings with the SEC, in whole or in part, the preceding report shall not be deemed to be "soliciting material" or to be "filed" with the SEC or incorporated by reference into any filing except to the extent the foregoing report is specifically incorporated by reference therein.

PROPOSAL TWO: RATIFICATION OF INDEPENDENT PUBLIC ACCOUNTANTS

The Audit Committee of our Board of Directors has selected KPMG LLP to continue as our independent public accountants for 2007. KPMG LLP has served as Linn Energy, LLC's independent auditor since 2005. The Audit Committee has determined to submit KPMG LLP's selection to unitholders for ratification. Unitholder ratification of the selection of KPMG LLP as our independent public accountants is not required by our limited liability company agreement or otherwise. We are submitting the selection of KPMG LLP to unitholders for ratification as a matter of good corporate practice. If this selection of auditor is not ratified by a majority of the outstanding units present in person or by proxy and entitled to vote at the Annual Meeting, the Audit Committee will reconsider its selection of auditor. We are advised that no member of KPMG LLP has any direct or material indirect financial interest in our company or, during the past three years, has had any connection with us in the capacity of promoter, underwriter, voting trustee, director, officer or employee. A representative of KPMG LLP will attend the Annual Meeting. The representative will have the opportunity to make a statement if he desires to do so and to respond to appropriate questions.

Audit Fees

The fees for professional services rendered by KPMG LLP for the audit of our annual consolidated financial statements for each of the fiscal years ended December 31, 2006 and 2007, and the reviews of the financial statements included in any of our Quarterly Reports on Forms 10-Q for each of those fiscal years were approximately $1,863,000 and $2,555,000, respectively.

Audit-Related Fees

KPMG LLP also received fees for services rendered in connection with acquisition audits and related regulatory filings, as well as for services in connection with multiple Registration Statements on Form S-3 that we filed in 2007. These fees totaled approximately $237,000 and $270,000 for the years ended December 31, 2006 and 2007, respectively.

Tax Fees

We incurred no fees in the fiscal years ended December 31, 2006 and 2007 for tax-related services provided by KPMG LLP.

All Other Fees

We incurred no other fees in the fiscal years ended December 31, 2006 and 2007 for any other services provided by KPMG LLP.

Audit Committee Approval of Audit and Non-Audit Services

The Audit Committee pre-approves all audit and non-audit services to be provided to us by our independent auditors in the upcoming year at the last meeting of each calendar year and at subsequent meetings as necessary. The non-audit services to be provided are specified and shall not exceed a specified dollar limit. During the course of a fiscal year, if additional non-audit services are identified, these services are presented to the Audit Committee for pre-approval. Management is directed to provide a report to the Audit Committee quarterly showing in reasonable detail the services provided by the independent auditors to us since the day of the initial pre-approval, as well as the estimated cost to date of audit and non-audit services. All of the services covered under the caption "Audit-Related Fees" were approved by the Audit Committee and none were provided under the *de minimis* exception of Section 10A of the Securities Exchange Act of 1934, as amended.

Required Vote

Under our limited liability company agreement, unitholder ratification of KPMG LLP as our independent public accountants for 2008 is not required. However, in the event we elect to submit such ratification for unitholder approval, as we have done here, this approval requires the affirmative vote of the holders of a majority of our outstanding units present in person or represented by proxy at the Annual Meeting and entitled to vote on the proposal. Abstentions and broker non-votes are counted for purposes of determining the presence or absence of a quorum for the transaction of business and will have the same effect as a vote against the proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT UNITHOLDERS VOTE "FOR" APPROVAL OF THE RATIFICATION OF THE SELECTION OF KPMG LLP AS OUR INDEPENDENT PUBLIC ACCOUNTANTS FOR 2008.

In the event of a negative vote on such ratification, the Audit Committee will reconsider its selection. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the Audit Committee believes that such a change would be in the best interest of our company and our unitholders.

PROPOSAL THREE:
APPROVAL OF AMENDED AND RESTATED
LINN ENERGY, LLC LONG-TERM INCENTIVE PLAN

The Compensation Committee of our board of directors has approved the Amended and Restated Linn Energy, LLC Long-Term Incentive Plan, subject to unitholder approval. The Compensation Committee believes that these amendments are necessary to continue to attract and retain high caliber individuals to serve as our officers, directors and employees. If the amendments are approved, they will be effective as of the date of the Annual Meeting of unitholders. The proposed amendments to the LTIP, if approved, will (i) increase the total number of Units authorized to be issued under the LTIP from 3,900,000 units to 12,200,000 units, (ii) removes the limitation on the number of restricted units that may be awarded under the LTIP within the overall limit on units that are authorized to be issued under the LTIP, (iii) prohibit repricing of options and unit appreciation rights, (iv) prohibit net unit counting for unit appreciation rights, (v) provide for minimum vesting periods for full value awards, and (vi) prohibit the issuance of distribution equivalent rights in tandem with options and unit appreciation rights (collectively, the "LTIP Amendment Proposal").

Adoption of the LTIP Amendment Proposal requires the affirmative vote of the holders of a majority of our outstanding units present in person or represented by proxy at the Annual Meeting and entitled to vote on the proposal. A properly executed proxy submitted without instructions on how to vote will be voted FOR this proposal, unless your proxy is properly revoked. A properly executed proxy submitted and marked "ABSTAIN" with respect to any matter will not be voted.

For a more complete description of the LTIP Amendment Proposal, please read "Proposed Amendments to the LTIP" below and a copy of the Amended and Restated Linn Energy, LLC Long-Term Incentive Plan included as Annex A to this proxy statement (the "Amended and Restated LTIP"). For a more complete description of the LTIP generally, please read "Summary Description of the Linn Energy Long-Term Incentive Plan" below. The statements made in this proxy statement with respect to the LTIP Amendment Proposal should be read in conjunction with, and are qualified in their entirety by reference to, the full text of the Amended and Restated LTIP, which is incorporated by reference herein from Annex A.

Proposed Amendments to the LTIP

Increase the Total Number of Units Authorized to be Issued Under the LTIP

Since our initial public offering in January 2006 and as of February 6, 2008, we have made awards of 1,644,251 options, 1,356,436 restricted units and 740,236 unit grants under the LTIP to our officers, our independent directors and certain of our employees. Accordingly, approximately 159,077 units are currently available for issuance with respect to awards under the LTIP out of the currently authorized 3,900,000 units. The Amended and Restated LTIP proposes to amend the LTIP to increase the total number of Units authorized to be issued under the LTIP from 3,900,000 Units to 12,200,000 Units, which represents an incremental increase of 8,300,000 units.

Remove the Limitation on the Number of Restricted Units that may be Awarded Under the LTIP

Our LTIP currently provides that not more than 1,500,000 (of the 3,900,000 Units authorized to be issued under the LTIP) may be issued as restricted units. As of January 31, 2008, of the 1,500,000 restricted units that may be awarded as restricted units, we have awarded 1,356,436 restricted units to our officers, directors and employees, leaving our current availability of units that may be granted as awards of restricted units at 143,564 restricted units. Our Compensation Committee believes that maximum flexibility to choose between restricted units and other forms of awards that are available under the LTIP will enable it to best design awards that will most closely align the interests of our officers, directors and employees with those of our unitholders. The Amended and Restated LTIP proposes to amend the LTIP to remove the limitation on the number of restricted units that may be awarded under the LTIP not to exceed the total number of units that are authorized to be issued under the LTIP.

Other Amendments

- Prohibit repricing of options and unit appreciation rights. Currently, our LTIP does not expressly prohibit the Committee from decreasing the purchase or exercise price of an option after the date of grant. The Amended and Restated LTIP provides that except in connection with a corporate transaction, terms of outstanding awards may not be amended to 1) reduce the exercise price of outstanding options or unit appreciation rights, or 2) cancel outstanding options or unit appreciation rights in exchange for cash, other awards or options or unit appreciation rights with an exercise price that is less than the exercise price of the original options or unit appreciation rights. Because any material change to our LTIP requires unitholder approval under NASDAQ rules, we would be required to seek unitholder approval to change this provision once it is initially approved by the unitholders.
- Prohibit net unit counting for unit appreciation rights. We have the right under the LTIP to pay, or settle, in cash or in units, the excess of the fair market value of a unit over the exercise price established for a participant's unit appreciation right. Currently, our LTIP is silent as to the treatment of units underlying a unit appreciation right upon exercise of a unit-settled unit appreciation right. The Amended and Restated LTIP clarifies that units underlying a unit appreciation right will not be available for future grant following unit-settled exercise of the unit appreciation right.
- Provide for minimum vesting periods for full value awards. Currently, our LTIP does not provide for minimum vesting periods for full value awards, including restricted units and phantom units. The Amended and Restated LTIP requires not less than three years vesting of full value awards with time-based vesting criteria and one year vesting of full value awards with performance-based vesting criteria; provided that 1) grants of phantom units to non-employee directors vest when that director dies or no longer serves as a director and 2) we may grant up to 5% of units underlying all outstanding awards as Unit Grants, which are vested on issuance, thus have no minimum vesting period.
- Prohibit the issuance of DERs in tandem with options and unit appreciation rights. Currently, our LTIP gives the Committee the discretion to grant a distribution equivalent right ("DER") in tandem with a grant of options or unit appreciation rights. The Amended and Restated LTIP removes the provision giving the Committee that discretion such that DER's cannot be granted in tandem with options or unit appreciation rights.

Effects of Approval

If the LTIP Amendment Proposal is approved, then we will use the additional units under the LTIP to provide incentive to our officers, directors and employees for superior performance and to enhance our ability to attract and retain the services of individuals essential for our growth and profitability. We will also have the flexibility to make some or all of the awards under our LTIP in the form of restricted units. These amendments will be effective immediately upon the approval of our unitholders.

Effects of Failure to Approve

If the LTIP Amendment Proposal is not approved:

- we will be unable to award any grants under the LTIP beyond the current number of authorized units because the NASDAQ Marketplace Rules require unitholder approval of such increase in authorized units under an equity compensation plan. Once current availability under the LTIP is exhausted, our Compensation Committee would be required to consider other alternatives not involving equity-based awards (such as additional cash bonuses) to help attract, retain and motivate new employees and key individuals who are currently our employees or who become employees as a result of any future acquisitions or hirings; and

- we will not have the flexibility to award restricted units to our officers, directors, employees or consultants in excess of the current limitations. Once the current availability of restricted units under the LTIP is exhausted, our board of directors would be required to consider alternative awards under the LTIP or incentives not involving equity-based awards to help attract, retain and motivate new employees and key individuals who are currently our employees or who become employees as a result of any future acquisitions or hirings.

Summary Description of the Linn Energy, LLC Long-Term Incentive Plan

The LTIP consists of five components: unit options, unit grants, restricted units, phantom units, and unit appreciation rights. Any of our or our affiliates' employees, consultants or directors are elgible to participate in the LTIP. As of the Record Date, we had approximately 205 participants in the LTIP, comprised of approximately 200 employees (including officers), and five directors. The LTIP currently limits the total number of units that may be delivered pursuant to all types of awards to 3,900,000 units (which we are proposing to increase by 8,300,000 units to a total of 12,200,000 units), provided that no more than 1,500,000 of such Units (as adjusted) may be issued as restricted units (we are proposing to remove this limitation on the number of restricted units that may be awarded under the LTIP). If any award expires or is canceled, forfeited, exercised, paid or otherwise terminated without the delivery of units, then the units covered by such award are available for delivery pursuant to other awards. Units withheld to satisfy exercise prices or tax withholding obligations are not available for delivery pursuant to other awards.

Unit Options. A unit option is a right to purchase a unit at a specified price. The Compensation Committee may make option grants under the plan to officers, employees and members of our board of directors containing such terms as the committee shall determine. Unit options will have an exercise price that will not be less than the fair market value of the units on the date of grant. The Amended and Restated LTIP prohibits repricing of unit options. In general, unit options granted will become exercisable over a period determined by the Compensation Committee, although vesting may accelerate upon the achievement of specified financial objectives. In addition, the unit options will become exercisable upon a change in control of our company, unless provided otherwise by the Compensation Committee. If a grantee's employment, consulting relationship or membership on our board of directors terminates for any reason, the grantee's unvested unit options will be automatically forfeited unless, and to the extent, the option agreement or the Compensation Committee provides otherwise.

Upon exercise of a unit option (or a unit appreciation right, as defined below, settled in units), we will issue new units, acquire units on the open market or directly from any person or use any combination of the foregoing, in the Compensation Committee's discretion. If we issue new units upon exercise of the unit options (or a unit appreciation right settled in units), the total number of units outstanding will increase. The availability of unit options and unit appreciation rights is intended to furnish additional compensation to employees and members of our board of directors and to align their economic interests with those of unitholders.

Unit Grants. A unit grant is the grant of an unrestricted unit, meaning a unit that vests immediately upon issuance. The Compensation Committee may make unit grants under the plan to officers, employees and members of our board of directors.

Restricted Units. A restricted unit is a unit that vests over a period of time and that during such time is subject to forfeiture. The Compensation Committee may make grants of restricted units under the plan to officers, employees, and directors containing such terms as the Compensation Committee shall determine. The Compensation Committee will determine the period over which restricted units (and distributions related to such units) will vest. The Amended and Restated LTIP, if approved, provides for minimum vesting periods. The committee may base its determination upon the achievement of specified performance objectives. In addition, the restricted units will vest upon a change of control of our company, as defined in the plan, unless provided otherwise by the committee. If a grantee's employment, consulting relationship or membership on our board of directors terminates for any reason, the grantee's restricted units will be automatically forfeited unless, and to the extent, the Compensation Committee or the terms of the award agreement provide otherwise.

Units to be delivered as restricted units may be units issued by us, units acquired by us in the open market, units already owned by us, units acquired by us from any other person or any combination of the foregoing. If we issue new units upon the grant of the restricted units, the total number of units outstanding will increase. We intend the restricted units under the plan to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation of our units. Therefore, plan participants will not pay any consideration for the units they receive, and we will receive no remuneration for the units.

Phantom Units. A phantom unit entitles the grantee to receive a unit upon the vesting of the phantom unit or, in the discretion of the Compensation Committee, cash equivalent to the value of a unit. In the future, the compensation committee may make grants of phantom units under the plan to officers, employees, and directors containing such terms as the Compensation Committee shall determine. Our Compensation Committee will determine the period over which phantom units will vest. The Amended and Restated LTIP provides for minimum vesting periods, except with respect to phantom unit grants to nonemployee directors. The committee may base its determination upon the achievement of specified financial objectives. In addition, the phantom units will vest upon a change of control of our company, unless provided otherwise by the Compensation Committee. If a grantee's employment, or membership on our board of directors terminates for any reason, the grantee's phantom units will be automatically forfeited unless, and to the extent, the Compensation Committee or the terms of the award agreement provide otherwise.

Units to be delivered upon the vesting of phantom units may be units issued by us, units acquired by us in the open market, units already owned by us, units acquired by us from any other person or any combination of the foregoing. If we issue new units upon vesting of the phantom units, the total number of units outstanding will increase. The Amended and Restated LTIP, if approved, removes the ability of our Compensation Committee to grant tandem distribution equivalent rights with respect to phantom units that entitle the holder to receive cash equal to any cash distributions made on units while the phantom units are outstanding. We intend the issuance of any units upon vesting of the phantom units under the plan to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation of our units. Therefore, plan participants will not pay any consideration for the units they receive, and we will receive no remuneration for the units.

Unit Appreciation Rights. A unit appreciation right is an award that, upon exercise, entitles the participant to receive the excess of the fair market value of a unit on the exercise date over the exercise price established for the unit appreciation right. Such excess may be paid in units, cash or a combination thereof, as determined by the Compensation Committee in its discretion. Initially, we do not expect to grant unit appreciation rights under our long-term incentive plan. In the future, the Compensation Committee may make grants of unit appreciation rights under the plan to employees, consultants and directors containing such terms as the Committee shall determine. Unit appreciation rights will have an exercise price that will not be less than the fair market value of the units on the date of grant. In general, unit appreciation rights will become exercisable over a period determined by the Compensation Committee. In addition, the unit appreciation rights will become exercisable upon a change in control of our company, unless provided otherwise by the Compensation Committee. If a grantee's employment or membership on our board of directors terminates for any reason, the grantee's unvested unit appreciation rights will be automatically forfeited unless, and to the extent, the grant agreement or Compensation Committee provides otherwise.

Benefits Under the LTIP for 2007. In January 2008, the Compensation Committee approved restricted unit awards to certain employees, and subject to unitholder approval of the LTIP Amendment Proposal, our executive and certain other officers for services performed in 2007. Additional benefits under the LTIP for periods subsequent to 2007 are not determinable at this time. The following table sets forth the number of the restricted units that have been awarded (subject to your approval of the LTIP Amendment Proposal) to the following: (i) the Named Executive Officers ("Named Officers") individually; (ii) the Named Officers as a group; (iii) all current directors who are not executive officers as a group and (iv) all employees, including all current officers and executive officers who are not Named Officers, as a group:

Name and Position	Number of Restricted Units
Michael C. Linn, Chairman and Chief Executive Officer	67,800
Mark E. Ellis, President and Chief Operating Officer	50,850
Kolja Rockov, Executive Vice President and Chief Financial Officer	33,900
Lisa D. Anderson, Senior Vice President and Chief Accounting Officer	15,250
Thomas A. Lopus, Senior Vice President—Eastern Operations	6,800
Arden L. Walker, Jr., Senior Vice President—Operations and Chief Engineer	18,650
Named Officer Group	193,250
Non-Employee Director Group	0
Non-Named Officer Employee Group	28,850(1)

(1) Represents January 2008 grants to officers other than Named Officers. The Compensation Committee also approved grants to certain other employees. These grants were approved pursuant to the existing LTIP and are not contingent on unitholder approval, thus are not included in the table above.

THE BOARD OF DIRECTORS RECOMMENDS THAT UNITHOLDERS VOTE "FOR" APPROVAL OF THE LTIP AMENDMENT PROPOSAL, AND PROXIES EXECUTED AND RETURNED WILL BE SO VOTED UNLESS CONTRARY INSTRUCTIONS ARE INDICATED THEREON.

Reasons for Board of Directors' Recommendation

Our board of directors believes that our future success depends, in large part, upon our ability to maintain a competitive position to:

- attract new employees and executives with competitive compensation packages;
- retain our existing executives who are attractive candidates to other companies in our industries;
- motivate and recognize our directors, officers, employees and consultants; and
- ensure the availability of incentive awards for employees we hire as a result of acquisitions.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Our total compensation package for our Named Officers comprises a combination of base salary, short-term cash incentive compensation, long-term equity incentive compensation and broad-based benefits programs. This Compensation Discussion and Analysis addresses the following topics:

- the role of our Compensation Committee in establishing executive compensation;
- our process for setting executive compensation;
- our compensation philosophy and policies regarding executive compensation; and
- our compensation decisions for fiscal year 2007 with respect to our Named Officers.

The Compensation Committee

The Compensation Committee of our Board has overall responsibility for the approval, evaluation and oversight of all our compensation plans, policies and programs. The primary purpose of the Compensation Committee is to assist the Board in fulfilling its duties relating to compensation matters. The fundamental responsibilities of the Committee are (i) to establish our goals, objectives and policies relevant to the compensation of senior management, and evaluate performance in light of those goals to determine compensation levels, (ii) to approve and administer our incentive compensation plans, (iii) to set compensation levels and make awards under incentive compensation plans that are consistent with our compensation principles and the performance of our company and its senior management and employees, and (iv) to review appropriate disclosures relating to compensation. The Committee also has responsibility for evaluating and making a recommendation to our Board regarding compensation for service on our Board.

The Compensation Setting Process

Compensation Committee Meetings. Our Compensation Committee holds regular quarterly meetings each year, which coincide with our quarterly Board meetings. It also holds additional meetings as required to carry out its duties. The Committee Chairman works with our General Counsel to establish each meeting agenda.

At the Committee's regularly scheduled fourth quarter meeting, the Committee reviews and discusses a compensation analysis prepared by Towers Perrin (an independent compensation consultant retained by us, please see "Role of Compensation Consultant" below) and considers compensation for the succeeding calendar year.

At the regular first quarter meeting, the Committee:

- considers and approves changes in base salary for the upcoming year;
- reviews actual results compared to the pre-established performance metrics for the current year to determine annual cash incentive awards for our executive officers under our Employee Incentive Compensation Plan, or EICP;
- grants equity awards, either in the form of restricted unit grants or unit option awards or both under the Company's Long-Term Incentive Plan, or LTIP;
- approves our performance matrix under our EICP for the upcoming year, which includes both quantitative financial objectives and qualitative performance measures intended to focus on and reward activities that create unitholder value ("Performance Matrix"), and recommends the Performance Matrix for consideration by our Board at its regular first quarter meeting;

- evaluates the compensation paid to our independent directors and, to the extent it deems appropriate, makes recommendations for adjustments to the Board; and
- reviews the summary results of the Board's written evaluations of our Chief Executive Officer, as well as the Chief Executive Officer's self evaluation.

The Committee meets outside the presence of all of our executive officers to consider appropriate compensation for our Chief Executive Officer. With respect to compensation for all other Named Officers, the Committee meets with our Chief Executive Officer and our President and Chief Operating Officer outside the presence of all our other executive officers. When compensation decisions are not being considered, the Committee typically meets in the presence of our Chief Executive Officer, our President and Chief Operating Officer, our Chief Financial Officer, and our General Counsel. Depending upon the agenda for a particular meeting, the Committee may also invite other officers and a representative of Towers Perrin to participate in Committee meetings. The Committee also regularly meets in executive session without management.

Role of Compensation Consultant. The Committee's Charter grants the Committee the sole and direct authority to retain and terminate compensation advisors and to approve their fees. All such advisors report directly to the Compensation Committee, and all assignments are directed by the Committee Chairman. The Committee has engaged Towers Perrin as the Committee's independent compensation consultant to assist the Committee in assessing and determining competitive compensation packages for our executive officers.

In this capacity, Towers Perrin has, from time to time at the Committee's request and under the direction of the Committee Chairman, assembled information regarding (i) compensation trends in the oil and gas industry and among master limited partnerships and limited liability companies and (ii) relative compensation for similarly-situated executive officers of companies within these groups as well as of other companies with revenues, transactions or growth trends comparable to ours. In addition to published survey sources, Towers Perrin employs data compiled from the public filings of a peer group of various companies.

In 2006, our compensation peer group included the following nine master limited partnerships: Plains All American Pipeline L.P., Crosstex Energy L.P., Energy Transfer Partners L.P., Magellan Midstream Partners L. P., Legacy Reserves L.P., Regency Energy Partners L.P., Copano Energy, L.L.C., Breitburn Energy Partners LP, and Constellation Energy Partners, LLC. We selected these companies at the time because they were publicly traded master limited partnerships of similar size, based on enterprise value. We compete with companies that are independent and integrated oil and gas producers for senior management personnel and believe that compensation levels of executive officers in a broader combined peer group are relevant to our compensation decisions. Therefore, in 2007 we reviewed data from the above master limited partnerships but primarily considered data from a peer group including the following: Ultra Petroleum Corp., Newfield Exploration Company, Pioneer Natural Resources Company, Southwestern Energy Company, Range Resources Corporation, Denbury Resources Inc., Forest Oil Corporation, EXCO Resources, Inc., Quicksilver Resources Inc., Energen Corporation, Plains Exploration & Production Company, CNZ Gas Corporation, Petrohawk Energy Corporation, Cabot Oil & Gas Corporation and Cimarex Energy Co. These companies were selected because they are independent oil and gas producers of similar size, based on enterprise value.

Role of Executive Officers. Except with respect to his own compensation, both our Chief Executive Officer and our President and Chief Operating Officer, with advice from our other executive officers as appropriate, plays a significant role in the Compensation Committee's establishment of compensation levels for our executive officers. The most significant aspects of their role in the process are:

- evaluating performance;

- recommending targets, quantitative performance metrics and qualitative objectives under our EICP;
- recommending base salary levels, EICP awards and LTIP awards; and
- advising the Compensation Committee with respect to the achievement of the objectives under the Performance Matrix.

Our Executive Compensation Program

Compensation Objectives. Our executive compensation program is intended to align the interests of our executive officers with those of our unitholders by motivating our executive officers to achieve strong financial and operating results, which we believe closely correlate to long-term unitholder value. This alignment of interests is primarily reflected through our executive officers' participation in our EICP and LTIP. In addition, our program is designed to achieve the following objectives:

- attract and retain talented executive officers by providing total compensation levels competitive with that of executives holding comparable positions in similarly-situated organizations;
- provide total target compensation that is justified by individual performance;
- provide a performance-based compensation component that balances rewards for short-term and long-term results and is tied to company performance; and
- encourage the long-term commitment of our executive officers to us and to our unitholders' long-term interests.

Compensation Strategy. To accomplish our objectives, we seek to offer a total direct compensation program to our executive officers that, when valued in its entirety, serves to attract, motivate and retain executives with the character, experience and professional accomplishments required to grow and develop our company. We seek to align executive compensation with unitholder interests by placing a significant portion of total direct compensation "at risk". "At risk" means the executive officer will not realize value unless performance goals, the majority of which are directly tied to Company financial performance, are achieved (for EICP awards) or as our unit price appreciates (for options).

Our executive compensation program consists of three principal elements: (i) base salary, (ii) potential for annual cash incentive compensation awards under our EICP based upon the achievement of specific measures of company performance goals, and (iii) opportunities to earn unit-based awards under our LTIP, which provide long-term incentives that are intended to encourage the achievement of superior results over time and to align the interests of executive officers with those of our unitholders.

To ensure that the total compensation package we offer our executive officers is competitive, Towers Perrin develops an assessment of market levels of compensation through both an analysis of private survey data and information disclosed in peer companies' public filings. While the Committee relies on this data to assess the reasonableness of our executive officers' total compensation, it also considers a number of other factors including: (i) historical compensation levels, (ii) the specific role the executive plays within our company, (iii) the performance of the executive and (iv) the relative compensation levels among our executive officers. There is no pre-established policy or target for the Committee's allocation of total compensation between long-term compensation in the form of LTIP awards and current compensation in the form of base salary and EICP awards. The allocation is generally based upon an analysis of how our peer companies use long-term and short-term compensation to compensate their executive officers. Each year the Committee reviews this peer company data and sets EICP targets and LTIP allocations for that year.

In 2006 and 2007, we were still assembling our executive management team; thus some components of compensation were negotiated on an individual basis in connection with a particular officer's employment agreement. In general, the Committee sought to place more of an executive's total compensation "at risk" by setting base salaries lower and setting awards under our LTIP and EICP higher relative to the total compensation package.

For 2008, the Committee is targeting total direct compensation (including base salary, EICP awards and LTIP awards) for all executive officers at approximately the median of compensation paid to similarly situated executives of the companies comprising our 2007 compensation peer group. As more fully described below under "Base Salary", the Committee set compensation for our President and Chief Operating Officer slightly above this level to reward him for his exemplary performance in 2007. The Committee again is seeking to place more compensation "at risk" by setting 1) base salaries at or near the median, and 2) EICP targets and awards under our LTIP between the median and 75th percentile of our peer group.

2007 Executive Compensation Components

For the fiscal year ended December 31, 2007, the principal components of compensation for Named Officers were:

- Short-term compensation:
  - base salary
  - employee incentive compensation plan
- Long-term equity compensation:
  - restricted units
  - unit option grants
- Other benefits.

Base Salary

We provide Named Officers and other employees with a base salary to provide them with a reasonable base level of monthly income relative to their role and responsibilities. Each of our Named Officers has an employment agreement that provides for a minimum level of base salary and upward adjustments in the discretion of the Board. For a summary of the material terms of the Named Officers' employment agreements, please see "Narrative Disclosure to the 2007 Summary Compensation Table".

Salary levels are typically considered annually as part of our performance review process as well as upon a promotion or other change in job responsibility. During its review of base salaries for executives, the Committee primarily considers:

- public and private peer data provided by our outside consultants; and
- internal review of the executive's compensation, both individually and relative to other executive officers.

For 2008, the base salary of each of our Named Officers was increased to place base salary at or near the median of our peers. Mr. Ellis's base salary was increased at a higher level to reflect his promotion to President in December 2007, as well as the Committee's view that 1) Mr. Ellis's performance in bringing together our new management team was exemplary, and 2) his retention is critical to us and our unitholders.

Employee Incentive Compensation Program

Targets

Our EICP is an annual cash incentive program which provides guidelines for the calculation of annual cash incentive based compensation. The Committee reviews peer data regarding EICP targets and for 2007, set targets as a percentage of base salary at or near the median of our peer group. EICP award targets for our Named Officers in 2007 were set as follows:

Named Officer	% of Base Salary
Michael C. Linn	125%
Mark E. Ellis	100%
Kolja Rockov	85%
Lisa D. Anderson	65%
Arden L Walker, Jr.	65%
Thomas A. Lopus	65%

To determine actual payout under the EICP, the Committee considers achievement of the objectives under the Performance Matrix, but uses discretion in the ultimate determination of the overall payout percentage amount. For example, if performance falls outside the Performance Matrix on one or more metrics, then the Committee uses discretion to determine the appropriate level for that metric.

Because we were still assembling our management team and determining our compensation program, the Performance Matrix for 2007 was approved at mid-year. For 2007, 50% percent of the target award opportunity was based on achievement of the following quantitative objectives:

a) Total Unitholder Return—defined as unit price appreciation over the period, plus investment impact from distributions received during the period reinvested in the units at the then-current unit price (measured over calendar year 2007);

b) Growth in Distributable Cash Flow Per Unit—defined as Adjusted EBITDA (defined below) less cash interest expense divided by weighted average units outstanding (measured between calendar year 2006 and calendar year 2007); and

c) Distribution Coverage Ratio—defined as Distributable Cash Flow less maintenance capital expenditures divided by total cash distributions (because the Performance Matrix for 2007 was set mid-year and to account for the impact of multiple acquisitions throughout the year, this metric for 2007 is based only on performance over the fourth quarter of 2007).

For 2007, we define Adjusted EBITDA as net income (loss) plus:

- Net operating cash flow from acquisitions, effective date through closing date;
- Interest expense, net of amounts capitalized;
- Depreciation, depletion and amortization;
- Write off of deferred financing fees and other;
- (Gain) loss on sale of assets;
- Accretion of asset retirement obligation;
- Unrealized (gain) loss on derivatives;
- Unit-based compensation and unit warrant expense;

- Data license expenses; and
- Income tax (benefit) provision.

The targets and potential payouts determined by the Committee based on these quantitative objectives are outlined below:

	Threshold		Acceptable		Excellent		Outstanding	
	Target	Weighting	Target	Weighting	Target	Weighting	Target	Weighting
Total Unitholder Return	10%	8.33%	20%	16.67%	30%	33.33%	40%	66.67%
Growth in Distributable Cash Flow Per Unit	10%	8.33%	20%	16.67%	30%	33.33%	40%	66.67%
Distribution Coverage ratio	0.70x	8.33%	0.80x	16.67%	1.00x	33.33%	1.20x	66.67%
Potential Payout		25%		50%		100%		200%

The Committee determined that given the fact that the Company is a relatively new public company, the three metrics above should be weighted equally with no individual factor given more importance or weight than the others.

The other 50% of the target award opportunity was based on our achievement of the following qualitative objectives:

a) Build an executive leadership team;

b) Establish the integration of assets and personnel as a core competency;

c) Design and implement a comprehensive compensation system;

d) Establish and implement a performance management succession planning process;

e) Design and implement effective compliance and internal controls programs;

f) Establish business planning/budgeting, performance tracking and financial reporting capability; and

g) Restructure our debt position.

Actual Results

Upon completion of the fiscal year, the Committee assessed our performance for each quantitative objective under the Performance Matrix comparing the actual fiscal year results to the pre-determined targets for each objective and an overall percentage amount was calculated for the quantitative portion of the target award opportunity. Actual results for 2007 were as follows:

	Actual	
	Result	Weighting
Total Unitholder Return	– 14%	—%
Distributable Cash Flow Per Unit	40%	67%
Distribution Coverage Ratio	1.06x	43%
Potential Payout		110%

The Committee then reviewed our performance relative to the qualitative objectives under the Performance Matrix and based on that review determined that we achieved substantially all the qualitative objectives, thus 100% of the target award opportunity available from the qualitative portion was appropriate. As illustrated by the table above, the potential payout under the Performance Matrix was 110%; however, using its discretion to alter the final percentages, the Committee decided to weight the negative Total Unitholder Return at −10% and determined that an overall award of 100% of each Named Officer's target was appropriate. Because the Committee believes that company performance is a reflection of officer performance in total, it does not consider each Named Officer's individual performance in setting the overall EICP target award. Each Named Officer, other than Mr. Walker, received 100% of his or her target EICP award (for example, Mr. Linn received an award of 125% of his base salary). As described above, Mr. Walker's bonus target was set at 65%. Based on the guaranteed minimum bonus of $125,000 in his employment agreement and the Committee's desire to award all executive officers that are senior vice presidents at approximately the same level, his actual EICP award was approximately 74% of his 2007 base salary.

Long-Term Incentive Compensation

Our LTIP encourages participants to focus on our long-term performance and provides an opportunity for executive officers and other employees to increase their stake in our company through grants of our units based on a three-year performance period. Long-term incentive awards benefit us by:

- enhancing the link between the creation of unitholder value and long-term executive incentive compensation;
- providing an opportunity for increased equity ownership by executives; and
- maintaining competitive levels of total compensation.

Certain equity awards granted to our Named Officers during 2007 were granted in accordance with the terms of their employment agreements. For a summary of the material terms of the employment agreements, please read "Narrative Disclosure to the 2007 Summary Compensation Table." In determining the size of the January 2008 LTIP grants, the Committee set the total value such that 1) each Named Officer's LTIP award would fall between the median and 75th percentile of similarly situated executives in our 2007 peer group, and 2) total direct compensation paid to each Named Officer remained targeted to be at the median level of the peer group.

In determining the allocation between restricted units and options, the Committee considered our peer companies allocations and determined based on that review to use a ratio of 20% of total value in options and 80% in restricted unit grants. It is the Committee's view that restricted units provide some immediate value in the form of quarterly distributions to the officer during periods of unit price volatility, whereas options provide long-term incentive but may do little to immediately retain and motivate officers when the current value of our units is less than the option exercise price. Because our named officers receive distributions on vested and unvested units at the same rate as all our unitholders, the Committee believes that restricted units closely align management's interests with those of our unitholders, by providing incentive to maintain or increase the level of distributions. The committee considered the relative value of an option award, based on expected present value on the date of grant, versus that of a restricted unit award and determined that a greater number of options must be granted relative to restricted units to achieve the requisite 20% of total value of the LTIP award. For example, Mr. Linn was granted 166,700 options and 67,800 restricted units.

Restricted Unit Awards

Generally, restricted units vest over three years, and may contain such terms as the Committee shall determine, including the period over which restricted units and distributions related to such units will vest.

For our Named Officers, our Executive Restricted Unit Grant Agreement provides for vesting in equal installments over three years and provides that upon termination of employment with us (a) other than for Cause, (b) by the officer with Good Reason, or (c) by reason of death, Disability or retirement (as those terms are defined herein under the section titled "Payments Made Upon Termination Without Cause or For Good Reason"), all restrictions lapse and the grant immediately vests in full.

Participants, including Named Officers, who receive restricted unit grants under the LTIP receive quarterly distributions on all the units awarded (whether vested or unvested), with the units being retained in our custody and subject to restrictions on sale or transfer until vested. The Committee considers the receipt of quarterly distributions when determining the allocation of long-term incentive compensation between restricted units and options, but does not include amounts received from cash distributions in its calculations of total direct compensation.

Option Awards

Options are awarded at the NASDAQ closing price of our units on the date of the grant. The Committee has never granted options with an exercise price that is less than the closing price of our units on the grant date, nor has it granted options which are priced on a date other than the grant date.

With certain exceptions resulting from specific employment agreement provisions, Named Officer options granted by the Committee vest in equal installments over the first three years of the ten-year option term, with the vesting date scheduled in January of each year. Upon termination of the Named Officer's employment with us (a) other than for Cause, (b) by the grantee with Good Reason, or (c) by reason of death, Disability or retirement (as those terms are defined herein under the section titled "Payments Made Upon Termination Without Cause or For Good Reason"), the option grant automatically and immediately vests in full. Prior to the exercise of a unit option, the holder has no rights as a unitholder with respect to the units subject to such unit option, including voting rights or the right to receive distributions.

Retirement and Other Benefits

Termination Arrangements and Change in Control Provisions

We maintain employment agreements with our Named Officers to ensure their continued service during the term of the agreement. These agreements are described in more detail elsewhere in this Proxy Statement. Please read "Narrative Disclosure to the 2007 Summary Compensation Table." These agreements provide for severance compensation to be paid if the officer's employment is terminated under certain conditions, such as following a change in control, involuntary termination, termination by us for "cause," death or disability, each as defined in the applicable agreement.

The employment and other compensatory agreements between us and our Named Officers and the related severance provisions are designed to meet the following objectives:

- Change in Control. In certain scenarios, a merger or acquisition of the company by another person may be in the best interests of our unitholders. We provide severance compensation to certain executive officers if the officer's employment is terminated following a change in control transaction to promote the ability of the officer to act in the best interests of our unitholders even though his or her employment could be terminated as a result of the transaction.
- Termination without Cause. If we terminate the employment of certain executive officers "without cause" as defined in the applicable agreement, we are obligated to pay the officer certain compensation and other benefits as described in greater detail in "Potential Payments Upon Termination or Change in Control" below. We believe these payments are appropriate because the terminated officer is bound by confidentiality, nonsolicitation and non-compete provisions ranging from 1 to 2 years after termination. Both parties have mutually agreed to severance terms that

would be in place prior to any termination event. This provides us with more flexibility to make a change in senior management if such a change is in the best interests of the company and its unitholders.

Perquisites

We believe in a simple, straight-forward compensation program and as such, Named Officers are not provided unique perquisites or other personal benefits. The Committee periodically reviews our charitable contributions, the use of aircraft, vehicles and potential perquisites that could result in personal benefits to our Named Officers. Rather than provide incremental compensation through perquisites, all of our employees, including our Named Officers, pay all incremental costs for any personal use of our aircraft. Consistent with the Committee's strategy, no perquisites or other personal benefits have or are expected to exceed $10,000 for any of our Named Officers, except for a $10,000 matching charitable contribution that we have determined may have provided an indirect, personal benefit to one of our Named Officers.

Retirement Savings Plan

All employees, including our Named Officers, may participate in our Retirement Savings Plan, or 401(k) Plan. We provide this plan to help our employees save for retirement in a tax-efficient manner. Employees, including Named Officers, can contribute the maximum amount allowed by law. We currently make a matching contribution equal to 100% of the first 4% of eligible compensation contributed by the employee on a before-tax basis. As contributions are made throughout the year, plan participants become fully vested in the amounts contributed.

Nondiscriminatory Health and Welfare Benefits

All eligible employees, including our Named Officers, may participate in our health and welfare benefit programs, including medical, dental and vision care coverage, disability insurance and life insurance.

Tax and Accounting Implications

Deductibility of Executive Compensation

As part of its role, the Committee reviews and considers the deductibility of executive compensation. We believe that certain unit grants awarded pursuant to performance incentives related to the completion of our initial public offering are generally nondeductible for federal income tax purposes. We believe all other compensation under the applicable Internal Revenue Service regulations is deductible. However, in certain situations, the Committee may approve compensation that will not meet these regulations in order to ensure competitive levels of total compensation for our executive officers and may incur costs that are not deductible for federal income tax reporting purposes.

Accounting for Unit-Based Compensation

We account for unit-based payments for all awards under our LTIP in accordance with the requirements of SFAS No. 123 (revised 2004), "*Share-Based Payment*" ("SFAS 123(R)"). The Committee reviews the SFAS 123(R) grant date value in connection with granting equity awards.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Submitted By:

Compensation Committee

Jeffrey C. Swoveland, Chair
Terrence S. Jacobs
George A. Alcorn
Joseph P. McCoy

Notwithstanding anything to the contrary set forth in any of our previous or future filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 that might incorporate this Proxy Statement or future filings with the SEC, in whole or in part, the preceding report shall not be deemed to be "soliciting material" or to be "filed" with the SEC or incorporated by reference into any filing except to the extent the foregoing report is specifically incorporated by reference therein.

2007 SUMMARY COMPENSATION TABLE

The following table sets forth certain information with respect to the compensation paid to our Chief Executive Officer, our Chief Financial Officer and our four other most highly compensated executive officers for the fiscal year ended December 31, 2007 (the "Named Officers").

(a) Name and Principal Position	(b) Year	(c) Salary ($)[1]	(d) Bonus ($)[2]	(e) Unit Awards ($)[3]	(f) Option Awards ($)[3]	(g) Non-Equity Incentive Plan Compensation ($)[4]	(h) Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)[5]	(i) All other Compensation ($)[6]	(j) Total ($)
Michael C. Linn Chairman and Chief Executive Officer	2007	$350,000	—	$ 2,097,662	$426,517	$ 440,000	n/a	$ 9,000	$ 3,323,179
	2006	$ 1	$1,000,000	$12,593,843	$126,161	$ 500,000	n/a	—	$14,220,005
Mark E. Ellis President and Chief Operating Officer	2007	$250,000	—	$ 2,396,000	$113,332	$ 250,000	n/a	$ 9,000	$ 3,018,332
	2006	$ 10,417	$ 250,000	$ 3,218,000	$ 83,002	—	n/a	—	$ 3,561,419
Kolja Rockov Executive Vice President and Chief Financial Officer	2007	$275,000	—	$ 3,993,377	$358,651	$ 235,000	n/a	$ 19,000[7]	$ 4,881,027
	2006	$200,000	$ 900,000	$ 4,844,059	$126,161	$1,500,000	n/a	$ 8,400	$ 7,578,620
Lisa D. Anderson Senior Vice President and Chief Accounting Officer	2007	$183,332	—	$ 566,874	$115,154	$ 130,000	n/a	$ 9,000	$ 1,004,360
	2006	$ 80,208	$ 225,000	$ 188,771	$ 25,263	—	n/a	$ 1,750	$ 520,992
Thomas A. Lopus Senior Vice President—Eastern Operations	2007	$175,000	—	$ 286,610	$137,047	$ 115,000	n/a	$ 9,000	$ 722,657
	2006	$131,250	$ 125,000	$ 93,217	$ 49,229	—	n/a	$ 5,250	$ 403,946
Arden L. Walker, Jr. Senior Vice President—Operations and Chief Engineer	2007	$159,183	$ 268,000	—	—	$ 130,000	n/a	$101,832	$ 659,015
	2006	—	—	—	—	—	n/a	—	—

(1) Mr. Ellis joined our company in December 2006; Ms. Anderson joined our company in July 2006; Mr. Walker joined our company in February 2007.

(2) Except for Mr. Walker, represents cash awards under our EICP program for 2006 performance that were paid in 2007. Bonuses for 2006 performance were not based on performance targets that were pre-established and communicated to the Named Officers; for 2007 and beyond, awards under our EICP program are based on pre-established and communicated targets, thus will be identified in column (g) as Non-Equity Incentive Plan Compensation. Mr. Walker's amount for 2007 includes a) $185,000 in recruiting and relocation bonuses paid to him upon his joining our company in 2007 and b) $83,000, which represents the cash value of distributions on restricted units that were awarded under his employment agreement but not formally approved until January 2008 (see note (3) below).

(3) The amounts in columns (e) and (f) reflect the dollar amounts recognized for financial statement reporting purposes for the fiscal years ended December 31, 2007 in accordance with SFAS 123(R) of awards pursuant to the LTIP and thus include amounts from awards granted by the Compensation Committee prior to or during 2007. Assumptions used in the calculation of these amounts are included in Note 6 to our audited financial statements for the fiscal year ended December 31, 2007, included in our Annual Report on Form 10-K for the year ended December 31, 2007. In connection with entry into his employment agreement, Mr. Walker was granted 50,000 restricted units and 50,000 options. Because the employment agreement was not formally approved by the Compensation Committee until January 2008, the awards are not considered granted until that date for purposes of SFAS 123(R); thus the grant date fair value is not included in the summary compensation table.

(4) The amounts in column (g) reflect the cash awards approved by the Compensation Committee under our EICP for performance in 2007. These amounts are not actually paid until March 2008.

(5) No pension or deferred compensation plans are provided for our named executive offers.

(6) The amount shown in column (i) reflects matching contributions allocated by us to each of our Named Officers pursuant to the Retirement Savings Plan (which is more fully described on page 25 under the heading "Retirement and Other Benefits"); in addition the amount shown for Mr. Walker includes reimbursements for relocation costs in connection with his recruitment to our company.

Distributions paid during 2007 on issued, but unvested units pursuant to the equity awards are not shown in column (i) because the fair value shown in column (e) reflects the value of distributions. Distributions are paid to our Named Officers at the same rate as all unitholders, currently $2.52 per unit on an annualized basis. Distributions paid in 2006 and 2007 are shown below.

Named Officer	2007	2006
Michael C. Linn	$327,000	—
Mark E. Ellis	$218,000	$263,012
Kolja Rockov	$554,712	—
Lisa D. Anderson	$105,368	$ 41,500
Thomas A. Lopus	$ 65,233	$ 16,600
Arden A. Walker	—	—

(7) We generally do not provide perquisites and other personal benefits exceeding a value of $10,000 to any Named Officer; however, we make charitable contributions supporting the industry, communities and schools in the areas in which we operate and work. One such contribution of $10,000 benefited the local private school that Mr. Rockov's children attend, which we deemed an indirect perquisite to Mr. Rockov.

Narrative Disclosure to the 2007 Summary Compensation Table

Mr. Linn

We have entered into an employment agreement with Michael C. Linn, our Chairman and Chief Executive Officer, effective upon the closing of our initial public offering on January 19, 2006. Mr. Linn's employment agreement provides for an annual base salary of $1.00 for the first 12 months and a minimum $250,000 thereafter, subject to annual increase. Mr. Linn's employment agreement also provides for incentive compensation payable at the discretion of our Board. In addition, under his employment agreement, Mr. Linn received, upon completion of our initial public offering, an option to purchase 111,250 units at an exercise price of $21.00 per unit and a one-time cash bonus in the amount of $500,000. The unit option award vests in three equal annual installments and is subject to all provisions of our LTIP, and as such will vest in full upon a change of control or a termination without cause, with good reason or upon Mr. Linn's death or disability. Mr. Linn also received an award of 625,781 units on the first anniversary of the completion of our initial public offering (January 20, 2007), which was fully vested at issuance. Under the LTIP and the related grant agreement, Mr. Linn receives distributions payable on all vested and unvested restricted units at the same rate as that paid to all unitholders, currently $2.52 per unit on an annualized basis.

Mr. Linn's employment agreement contains certain confidentiality and non-compete obligations that restrict his ability to compete with our business for up to two years following his date of termination, except if Mr. Linn's employment is terminated within one year following a change of control of the company (as defined in the agreement), in which case the non-compete obligations do not apply.

Mr. Ellis

We entered into an employment agreement effective December 18, 2006 with Mark E. Ellis, our President and Chief Operating Officer. Mr. Ellis' employment agreement provides for an annual base salary of $250,000 for 2006 and, beginning December 2007, $300,000, subject to annual increase thereafter, plus a guaranteed cash bonus of not less than his current salary for the fiscal year ending December 31,

2007 and 2008, and incentive compensation payable at the discretion of our Board for the remainder of the term of employment. In addition, under his employment agreement, Mr. Ellis received upon the effective date of his agreement, a grant of an aggregate 200,000 restricted units, an option to purchase 50,000 units at an exercise price of $32.18 per unit, and a one-time cash bonus in the amount of $250,000 paid in January 2007. The restricted unit award and the unit option award vests one half on January 1, 2007 with the remaining units vesting in equal installments over two years beginning January 1, 2008. In accordance with his employment agreement, Mr. Ellis also received in December 2007 an additional 100,000 restricted units and an option to purchase 50,000 units at an exercise price of $23.61, each of which vests in three equal annual installments. The restricted units and the unit option awards are subject to all provisions of our LTIP, and as such will vest in full upon a change of control or a termination without cause, with good reason or upon Mr. Ellis' death or disability. Under the LTIP and the related grant agreement, Mr. Ellis receives distributions payable on all vested and unvested restricted units at the same rate as that paid to all unitholders, currently $2.52 per unit on an annualized basis.

Mr. Ellis's employment agreement contains certain confidentiality and non-compete obligations that restrict his ability to compete with our business for up to one year following his date of termination, except if Mr. Ellis's employment is terminated within one year following a change of control of the company (as defined in the agreement), in which case the non-compete obligations do not apply.

Mr. Rockov

We entered into an employment agreement effective September 15, 2005 with Kolja Rockov, our Executive Vice President and Chief Financial Officer. Mr. Rockov's employment agreement provides for an annual base salary of $200,000 subject to annual increase, plus a guaranteed cash bonus of not less than $100,000 for the fiscal year ending December 31, 2005, and incentive compensation payable at the discretion of our Board for the remainder of the term of employment. In addition, under his employment agreement, Mr. Rockov received, upon completion of our initial public offering, a grant of an aggregate 343,364 units of which 114,455 were immediately vested and 228,909 represented a restricted unit award, an option to purchase 111,250 units at an exercise price of $21.00 per unit, and a one-time cash bonus in the amount of $1.5 million. The restricted unit award vested in equal installments over two years and is now fully vested. The unit option award vests in equal annual installments over three years. The restricted units and the unit option awards are subject to all provisions of our LTIP, and as such will vest in full upon a change of control or a termination without cause, with good reason or upon Mr. Rockov's death or disability. Under the LTIP and the related grant agreement, Mr. Rockov receives distributions payable on all vested and unvested restricted units at the same rate as that paid to all unitholders, currently $2.52 per unit on an annualized basis.

Mr. Rockov's employment agreement contains certain confidentiality and non-compete obligations that restrict his ability to compete with our business for up to two years following his date of termination, except if Mr. Rockov's employment is terminated within one year following a change of control of the company (as defined in the agreement), in which case the non-compete obligations do not apply.

Ms. Anderson

We entered into an employment agreement effective as of July 17, 2006 with Lisa D. Anderson, our Senior Vice President and Chief Accounting Officer. Ms. Anderson's employment agreement provides for an annual base salary of $175,000 subject to annual increase, plus a guaranteed cash bonus of not less than $62,500 for the calendar year ending December 31, 2006 and $125,000 for the calendar year ending December 31, 2007, and incentive compensation payable at the discretion of our Board for the remainder of the term of employment. In addition, under her employment agreement, Ms. Anderson received, upon the effective date of her agreement, a grant of an aggregate 50,000 restricted units, an option to purchase 50,000 units at an exercise price of $20.25 per unit, and a one-time cash bonus in the amount of $100,000. The restricted unit award and the unit option award vests one third on January 1, 2007 with the remaining units vesting in equal installments over two years beginning January 1, 2008. The restricted unit and the unit option awards are subject to all provisions of our LTIP, and as such will vest in full upon a change of control or a termination without cause, with good reason or upon Ms. Anderson' death or disability. Under the LTIP and the related grant agreement, Ms. Anderson receives distributions payable on all vested and unvested restricted units at the same rate as that paid to all unitholders, currently $2.52 per unit on an annualized basis.

Ms. Anderson's employment agreement contains certain confidentiality and non-compete obligations that restrict her ability to compete with our business for up to two years following her date of termination, except if Ms. Anderson's employment is terminated within one year following a change of control of the company (as defined in the agreement), in which case the non-compete obligations do not apply.

Mr. Lopus

We entered into an employment agreement with Thomas A. Lopus on April 3, 2006. Mr. Lopus' employment agreement provides for an annual base salary of $175,000 subject to annual increase. Mr. Lopus' employment agreement also provides for a guaranteed bonus in 2006 of not less than $125,000 and thereafter, incentive compensation payable at the discretion of our Board. In addition, under Mr. Lopus' employment agreement he is entitled to receive:

- an option to purchase 50,000 units at an exercise price of $19.74 per unit subject to a service based three-year vesting schedule;
- a second option to purchase 25,000 units at an exercise price of $19.74 per unit subject to a specified service requirement and a performance based vesting schedule; and
- a grant of 20,000 restricted units subject to a specified service requirement and a performance based vesting schedule.

The service based option vests in equal annual installments over three years and will vest in full upon a change of control or a termination without cause, with good reason or upon Mr. Lopus' death or disability.

The performance based unit option award and restricted unit grant (the "Performance Awards") vest upon the later of the date the performance goal for each tier is achieved, and the date of the required service period for each tier set forth in the third column of the following schedule:

Tier	Performance Goal Company's annualized distribution rate is at least:	Service Period
Tier A	$1.92 per unit	March 31, 2007
Tier B	$2.30 per unit	March 31, 2008
Tier C	$2.76 per unit	March 31, 2009

In the event the performance goal applicable to a particular tier is not met on or before December 31, 2009, that tier shall be forfeited as of December 31, 2009. Upon a change of control or a termination without cause, with good reason or upon Mr. Lopus' death or disability, the Performance Awards vest to the extent that the applicable performance goals set have been met with respect to each tier on or before the date of termination. Under the LTIP and the related grant agreement, Mr. Lopus receives distributions payable on all vested and unvested restricted units at the same rate as that paid to all unitholders, currently $2.52 per unit on an annualized basis.

Mr. Lopus's employment agreement contains certain confidentiality and non-compete obligations that restrict his ability to compete with our business for up to two years following his date of termination, except if Mr. Lopus's employment is terminated within one year following a change of control of the company (as defined in the agreement), in which case the non-compete obligations do not apply.

Mr. Walker

We entered into an employment agreement effective as of February 7, 2007 with Arden L. Walker, Jr., our Senior Vice President-Operations and Chief Engineer. Mr. Walker's employment agreement provides for an annual base salary of $175,000, subject to annual increase, plus a guaranteed cash bonus of not less than $125,000 for the fiscal year ended December 31, 2007, and incentive compensation payable at the discretion of our Board for the remainder of the term of employment. He also received a one-time bonus of $175,000 payable within 30 days of the effective date of the agreement. In addition, Mr. Walker received, upon the effective date of his agreement, a grant of an aggregate 50,000 restricted units, an option to purchase 50,000 units at an exercise price of $33.00 per unit. The restricted unit award and the unit option award vests in three equal installments beginning in February 2008. The restricted unit and the unit option awards are subject to all provisions of our LTIP, and as such will vest in full upon a change of control or a termination without cause, with good reason or upon Mr. Walker's death or disability. Under the LTIP and the related grant agreement, Mr. Walker receives distributions payable on all vested and unvested restricted units at the same rate as that paid to all unitholders, currently $2.52 per unit on an annualized basis.

Mr. Walker's employment agreement contains certain confidentiality and non-compete obligations that restrict his ability to compete with our business for up to one year following his date of termination, except if Mr. Walker's employment is terminated within one year following a change of control of the company (as defined in the agreement), in which case the non-compete obligations do not apply.

2007 GRANTS OF PLAN BASED AWARDS

(a) Name	(b) Committee or Board Approval Date	(c) Grant Date	Estimated Future Payouts Under Equity Incentive Plan Awards[1] (d) Threshold (#)	(e) Target (#)	(f) Maximum (#)	(g) All Other Unit Awards; Number of Units (#)	(h) All Other Option Awards; Number of Securities Underlying Options (#)	(i) Exercise or Base Price of Option Awards ($/sh)	(j) Grant Date Fair Value of Unit and Option Awards ($)[4]
Michael C. Linn	1/19/2007	1/19/2007				150,000			$4,852,500
Mark E. Ellis[2]	11/20/2006 11/20/2006	12/18/2007 12/18/2007				100,000	50,000	$23.61	$2,361,000 $ 129,500
Kolja Rockov	1/19/2007	1/19/2007				140,000			$4,529,000
Lisa D. Anderson	1/19/2007	1/19/2007				15,000			$ 485,250
Thomas A. Lopus	1/19/2007	1/19/2007				15,000			$ 485,250
Arden L. Walker, Jr.[3]									

(1) In addition, the Committee approved the following option grants to our Named Officers on January 29, 2008:

Executive	Option Award	Exercise Price	Value at Grant Date
Michael C. Linn	166,700	$21.70	$333,400
Mark E. Ellis	125,000	$21.70	$250,000
Kolia Rockov	83,350	$21.70	$166,700
Lisa D. Anderson	37,500	$21.70	$ 75,000
Thomas A. Lopus	16,700	$21.70	$ 33,400
Arden L. Walker, Jr.	45,850	$21.70	$ 91,700

Subject to unitholder approval of the LTIP Amendment Proposal, the Compensation Committee also approved certain restricted unit grants to our Named Officers on January 29, 2008 (see page 15, "Benefits under the LTIP for 2007").

(2) The awards granted to Mr. Ellis in 2007 were approved by the Compensation Committee in November 2006 in connection with his entry into his employment agreement with us.

(3) In connection with entry into his employment agreement during 2007, Mr. Walker was granted 50,000 restricted units and 50,000 options. Because the employment agreement was not formally approved by the Compensation Committee until January 2008, the awards are not considered granted until that date for purposes of SFAS 123(R); thus the grants are not included in the 2007 grants of plan based awards table.

(4) The amounts shown in column (j) represent the grant date fair value for each award under SFAS 123(R). Assumptions used in the calculation of these amounts are included in Note 6 to our audited financial statements for the fiscal year ended December 31, 2007, included in our Annual Report on Form 10-K for the year ended December 31, 2007.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2007

	Option Awards				Unit Awards			
Name	Units Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date[1]	Number of Units That Have Not Vested (#)	Market Value of Unvested Units ($)[2]	Equity Incentive Plan Awards Number of Unearned Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Units or Other Rights That Have Not Vested ($)[2]
Michael C. Linn[3]	37,083	74,167	$21.00	1/19/2016				
Michael C. Linn[4]	41,666	83,334	$27.94	12/6/2016				
Michael C. Linn[5]					150,000	$3,754,500		
Mark E. Ellis[6]	16,666	33,334	$32.18	12/18/2016				
Mark E. Ellis[7]					100,000	$2,503,000		
Mark E. Ellis[8]		50,000	$23.61	12/18/2017				
Mark E. Ellis[9]					100,000	$2,503,000		
Kolja Rockov[3]	37,083	74,167	$21.00	1/19/2016				
Kolja Rockov[10]					114,456	$2,864,834		
Kolja Rockov[4]	28,333	56,667	$27.94	12/6/2016				
Kolja Rockov[5]					140,000	$3,504,200		
Lisa D. Anderson[6]	16,666	33,334	$20.25	7/17/2016				
Lisa D. Anderson[11]					33,334	$ 834,350		
Lisa D. Anderson[4]	6,666	13,334	$27.94	12/6/2016				
Lisa D. Anderson[5]					15,000	$ 375,450		
Thomas A. Lopus[12]	16,666	33,334	$19.74	4/13/2016				
Thomas A. Lopus[13]	8,333	16,667	$19.74	4/13/2016				
Thomas A. Lopus[14]							13,333	$333,725
Thomas A. Lopus[4]	6,666	13,334	$27.94	12/6/2016				
Thomas A. Lopus[5]					15,000	$ 375,450		
Arden L. Walker, Jr.[15]								

(1) Options expire ten years from date of grant.

(2) Based on the closing sales price of our common units on December 31, 2007 of $25.03.

(3) Unit option grants vest in three equal installments beginning on January 19, 2006.

(4) Unit option grants vest in three equal installments beginning on December 6, 2006;

(5) Restricted units awards vest in three equal installments beginning on January 19, 2007.

(6) Unit option grants vest in three equal installments beginning December 18, 2006.

(7) Restricted unit awards vest in two equal installments beginning January 1, 2007.

(8) Unit option grants vest in three equal installments beginning December 18, 2007.

(9) Restricted unit awards vest in three equal installments beginning on December 18, 2007.

(10) Restricted unit awards vest in two equal installments beginning January 19, 2006.

(11) Restricted unit awards vest in three equal installments beginning July 17, 2006.

(12) Unit option grants vest in three equal installments beginning April 13, 2006.

(13) Unit options were granted on April 13, 2006 and vest in three installments beginning on that date. Each tier vests on the later of a) the date of the achievement of the applicable performance goal or b) the date of the required service period for that tier (March 31, 2007, March 31, 2008 and March 31, 2009, respectively).

(14) Restricted unit awards were granted on April 13, 2006 and vest in three tiers beginning on that date. Each tier vests on the later of a) the date of the achievement of the applicable performance goal or b) the date of the required service period for that tier (March 31, 2007, March 31, 2008 and March 31, 2009, respectively).

(15) In connection with entry into his employment agreement, Mr. Walker was granted 50,000 restricted units and 50,000 options. Because the employment agreement was not formally approved by the Compensation Committee until January 2008, the awards are not considered granted until that date for purposes of SFAS 123(R); thus the grants are not included in the Outstanding Equity Awards at December 31, 2007.

2007 OPTION EXERCISES AND UNITS VESTED

None of our Named Officers exercised any stock options during 2007.

	Option Awards		Unit Awards	
(a) Name	(b) Number of Units Acquired on Exercise (#)	(c) Value Realized on Exercise ($)	(d) Number of Units Acquired on Vesting (#)	(e) Value Realized on Vesting[2] ($)
Michael C. Linn[1]	—	—	399,220	$20,300,336
Mark E. Ellis	—	—	100,000	$ 3,194,000
Kolja Rockov	—	—	114,455	$ 3,661,415
Lisa D. Anderson	—	—	16,666	$ 532,333
Thomas A. Lopus	—	—	6,667	$ 232,778
Arden L. Walker, Jr.	—	—	—	—

(1) Upon vesting, Mr. Linn retired 226,561 units to satisfy federal payroll tax withholding requirements.

(2) The value realized represents the total fair market value of the units on the vesting date reported as earned compensation during 2007.

PENSION BENEFITS

We do not provide pension benefits for our Named Officers or other employees. Retirement benefits are provided through the Retirement Savings Plan, as discussed previously.

NON-QUALIFIED DEFERRED COMPENSATION

We do not have a non-qualified deferred compensation plan and as such, no compensation has been deferred by our Named Officers or our other employees. The Savings Plan is a 401(k) deferred compensation arrangement and a qualified plan under section 401(a) of the Internal Revenue Code (the "Code").

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

Payments Made Upon Termination

Regardless of the manner in which a Named Officer's employment terminates, the executive will be entitled to receive amounts earned (but unpaid) during his term of employment. Such amounts include:

- earned, but unpaid base salary;
- non-equity incentive compensation earned during the fiscal year;
- unused vacation pay; and
- amounts contributed and vested through our Savings Plan.

Payments Made Upon Termination Without Cause or for Good Reason

In addition to the payments described above, in the event of termination by us other than for "Cause" or termination by the executive for "Good Reason", generally each Named Officer's employment agreement provides for severance payments equal to at least one year of the Named Officer's base salary payable in 12 monthly installments if the qualifying termination occurs prior to the Named Officer's anniversary of employment with us, and, thereafter, 24 monthly installments at the Named Officer's highest base salary in effect at any time during the 36 months prior to the date of the qualifying termination. Mr. Lopus's severance is subject to the achievement of certain performance metrics as described below. We will also bear the full cost of the Named Officer's COBRA continuation coverage for such period as such coverage is required to be continued under applicable law. The footnotes to the table below describes each Named Officer's specific severance payments.

In addition, in the event of termination by us other than for "Cause" or termination by the Named Officer for "Good Reason," all outstanding restricted unit and the unit option awards will vest in full.

We will have *"Cause"* to terminate a Named Officer's employment under his or her respective agreement by reason of any of the following: (i) the Named Officer's conviction of, or plea of *nolo contendere* to, any felony or to any crime or offense causing substantial harm to us or any of our direct or indirect subsidiaries (whether or not for personal gain) or involving acts of theft, fraud, embezzlement, moral turpitude or similar conduct; (ii) the Named Officer's repeated intoxication by alcohol or drugs during the performance of his duties; (iii) malfeasance in the conduct of the Named Officer's duties, including, but not limited to, (A) willful and intentional misuse or diversion of any of the related parties' funds, (B) embezzlement or (C) fraudulent or willful and material misrepresentations or concealments on any written reports submitted to us or our direct or indirect subsidiaries; (iv) the Named Officer's material failure to perform the duties of the executive officer's employment consistent with executive officer's position, expressly including the provisions of the employment agreement, or material failure to follow or comply with the reasonable and lawful written directives of the Board; (v) a material breach of the employment agreement; or (vi) a material breach by the Named Officer of our written policies concerning employee discrimination or harassment.

"Good Reason" means any of the following to which the Named Officer will not consent in writing: (i) a reduction in the Named Officer's base salary; (ii) a relocation of the Named Officer's primary place of employment to a location more than 50 miles from the city of such primary place of employment; or, in some cases, (iii) any material reduction in the Named Officer's title, authority or responsibilities.

Payments Made Upon Death or Disability

In the event of the death or "Disability" of a Named Officer, he or she will receive amounts earned (but unpaid) during his term of employment as described above. In addition, upon the death or "Disability" of a Named Officer all outstanding restricted units and unit option awards will vest in full.

"Disability" means the determination by a physician selected by us that the Named Officer has been unable to perform substantially the Named Officer's usual and customary duties under their agreement for a period of at least one hundred twenty (120) consecutive days or a non-consecutive period of one hundred eighty (180) days during any twelve-month period as a result of incapacity due to mental or physical illness or disease. At any time and from time to time, upon reasonable request therefore by us, the Named Officer will submit to reasonable medical examination for the purpose of determining the existence, nature and extent of any such disability.

Payments Made Upon a Termination Following a Change of Control

Our LTIP and the employment agreements with each Named Officer provide certain benefits if his or her employment is terminated within one year following a "Change of Control" (other than termination by us for "Cause" or by reason of death or "Disability").

In addition to the earned benefits and amounts listed under the heading "Payments Made Upon Termination", the Named Officer (except as set forth in the table below) will receive:

- a lump sum severance payment of up to three times the sum of the Named Officer's base salary and the highest annual bonus earned by the Named Officer pursuant to the incentive compensation plans maintained by us in any of the three prior fiscal years (Mr. Lopus's severance is subject to the achievement of certain performance metrics as described below);

- a lump sum amount representing a pro rata portion of any incentive compensation earned by the Named Officer through the date of termination, assuming achievement of the target level of the performance goals;
- COBRA continuation coverage as described above upon a termination without "Cause" or for "Good Reason."
- the Named Officer may receive, if approved by the Board an amount equal to the excise tax charged to the Named Officer as a result of the receipt of any change of control payments.
- all restricted unit and unit options awards held by the Named Officer will automatically vest and become exercisable.

With respect to the definition of "Change of Control", each of the Named Officers' employment agreements are substantially similar. A "Change of Control" is deemed to occur upon:

(i) the acquisition by any "person," as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), other than the Company or an Affiliate of the Company, of "beneficial ownership" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of our company representing more than 35% of the combined voting power of our then outstanding securities entitled to vote generally in the election of our directors; or

(ii) the consummation of a reorganization, merger, consolidation or other form of business transaction or series of business transactions, in each case, with respect to which persons who were the members of our company immediately prior to such reorganization, merger or consolidation or other transaction do not, immediately thereafter, own more than 50% of the combined voting power entitled to vote generally in the election of directors of the reorganized, merged or consolidated company's then outstanding voting securities; or

(iii) the sale, lease or disposition (in one or a series of related transactions) by us of all or substantially all of our assets to any person or our affiliates, other than us or our affiliates; or

(iv) a change in the composition of the Board, as a result of which fewer than a majority of the directors are Incumbent Directors. "Incumbent Directors" shall mean directors who either (A) are directors of our company as of the effective date of the initial public offering of our equity interests, or (B) are elected, or nominated for election, thereafter to the Board with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination, or (C) are among the five original independent directors of our company, but "Incumbent Director" shall not include an individual whose election or nomination is in connection with (i) an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) or an actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board or (ii) a plan or agreement to replace a majority of the then Incumbent Directors; or

(v) the approval by the Board or the members of our company of a complete or substantially complete liquidation or dissolution of our company.

Excise Taxes

If any benefits payable or otherwise provided under each Named Officer's employment agreement would be subject to the excise tax imposed by Section 4999 of the Code (the "*Excise Tax*"), then the Board may, in its sole discretion, provide for the payment of, or otherwise reimburse the executive for, an amount up to such Excise Tax and any related taxes, fees or penalties thereon as the Board may consider to be customary and appropriate for a comparable public company.

Non-Competition Provisions

The non-competition provisions of the employment agreements of each of the Named Officers are described above in the section of the Proxy Statement titled "Narrative Disclosure to the 2007 Summary Compensation Table."

Quantification of Payments on Termination

The chart below reflects the amount of compensation to each of our Named Officers in the event of termination of such executive's employment pursuant to his employment agreement and our LTIP. The amount of compensation payable to each Named Officer upon voluntary termination with "Good Reason," involuntary termination other than for "Cause," termination following a "Change of Control" and the occurrence of the "Disability" or death of the executive is shown below. The amounts shown are calculated assuming that such termination was effective as of December 31, 2007, and thus include amounts earned through such time (other than amounts payable pursuant to our Savings Plan) and are estimates of the amounts which would be paid out to the executives upon their termination. The actual amounts to be paid out can only be determined at the time of the Named Officer's actual separation from us.

Name and Reason for Termination	Severance Pay[3]	Bonus[5]	Health Benefits	Pro Rata Performance Units at Target	Early Vesting of Equity Awards[a]	Estimated Tax Gross Up	Total
Michael C. Linn[1]							
Without cause or by employee for good reason	$ 700,000	—	$16,908	—	$4,053,393	—	$4,770,301
Change of Control	$1,050,000	—	$16,908	—	$4,053,393	$777,660	$5,897,961
Disability or Death	—	—	—	—	$4,053,393	—	$4,053,393
Mark E. Ellis[2]							
Without cause or by employee for good reason	$ 500,000	$250,000	$16,908	—	$5,006,000	—	$5,772,908
Change of Control	$ 500,000	$250,000	$16,908	—	$5,006,000	$716,256	$6,489,164
Disability or Death	—	$250,000	—	—	$5,006,000	—	$5,256,000
Kolja Rockov[1]							
Without cause or by employee for good reason	$ 550,000	—	$16,908	—	$6,667,927	—	$7,234,835
Change of Control	$ 825,000	—	$16,908	—	$6,667,927	$648,826	$8,158,661
Disability or Death	—	—	—	—	$6,667,927	—	$6,667,927
Lisa D. Anderson[2]							
Without cause or by employee for good reason	$ 400,000	$125,000	$ 5,395	—	$1,369,137	—	$1,899,532
Change of Control	$ 400,000	$125,000	$ 5,395	—	$1,369,137	—	$1,899,532
Disability or Death	—	$125,000	—	—	$1,369,137	—	$1,494,137
Thomas A. Lopus[3]							
Without cause, for good reason or disability	$ 350,000	—	$16,908	$210,117	$ 548,453	—	$1,125,478
Change of Control	$ 350,000	—	$16,908	$210,117	$ 548,453	$220,594	$1,346,072
Disability or Death	—	—	—	$210,117	$ 548,453	—	$ 758,570
Arden L. Walker, Jr.[4]							
Without cause, for good reason or disability	$ 175,000	$125,000	$16,908	—	$1,251,500	—	$1,568,408
Change of Control	$ 175,000	$125,000	$16,908	—	$1,251,500	—	$1,568,408
Disability or Death	—	$125,000	—	—	$1,251,500	—	$1,376,500

(a) Closing price of units on December 31, 2007 was $25.03. All awards under the LTIP fully vest upon termination without cause, good reason, disability or a change of control (as each is defined in the respective employment agreements).

(1) Messrs. Linn and Rockov's employment agreements each provide for a severance payment of two times his annual base salary in the event of termination without cause or by employee for good reason and three times his current annual base salary in the event of termination within one year following a change of control.

(2) Mr. Ellis's and Ms. Anderson's employment agreements each provide for a severance payment of two times his or her annual base salary in the event of termination without cause, by employee for good reason or termination within one year following a change of control.

(3) Mr. Lopus' employment agreement provides for a severance payment of two times his annual base salary in the event of termination without cause or by employee for good reason. The agreement further provides that if he were to be terminated within one year following a change of control, he would be entitled to a severance payment of two times his annual base salary for a termination is on or after April 3, 2007 and the Company's annualized distribution rate at the time of the change of control is at least $2.30 per unit, three times his highest base salary if on or after April 3, 2008 and before December 31, 2009 and the Company's annualized distribution rate at the time of the "Change of Control" is at least $2.76 per unit or up to three times his highest base salary if on or after December 31, 2009 depending upon whether or not the foregoing specified annual distribution rates were achieved by the Company in the specified time periods set forth above. Assuming he was terminated following change of control on December 31, 2007, Mr. Lopus would have received a severance payment of two times his annual salary.

Mr. Lopus' restricted units and options that are subject to achievement of performance metrics vest upon termination without cause, good reason or change of control to the extent such performance metric is achieved at such time.

(4) Mr. Walker's employment agreement provides for a severance payment of one times his annual salary for termination without cause, by employee for good reason or termination within one year following a change of control if such termination takes place prior to anniversary of the effective date of each agreement. Mr. Walker's agreement was effective February 7, 2007.

(5) The amounts listed under Bonus include only guaranteed bonuses under the Named Officer's employment agreement; thus do not include bonuses for 2007 performance that were awarded in January 2008.

DIRECTOR COMPENSATION

We use a combination of cash and unit-based incentive compensation to attract and retain qualified candidates to serve on our Board. In setting director compensation, we consider the significant amount of time that directors expend in fulfilling their duties to us as well as the skill-level required by us of members of our Board.

Annual Retainer and Fees. Currently and beginning with the 2007 Annual Meeting, each independent director (as determined by our Board of Directors pursuant to applicable NASDAQ listing standards) receives the following cash compensation for serving on our Board of Directors:

- An annual cash retainer of $40,000, paid in four installments quarterly;
- A per meeting fee of $1,500, payable quarterly;
- A per committee meeting fee of $1,000, payable quarterly;
- Committee chair fees (each payable quarterly) of:
  - $11,000 for our Audit Committee chair;
  - $5,000 for our Nominating and Governance Committee chair;
  - $5,000 for our Compensation Committee chair.

Prior to June 2007, the annual cash retainer was $25,000. Additionally, prior to June 2007, each independent director serving on our Audit Committee received cash compensation of $25,000, paid in four installments quarterly, and the fee for all committee chairs was $2000.

Phantom Unit Grant. During 2006, the Compensation Committee approved an annual award of phantom units to each of the Company's independent directors. The number of phantom units shall be determined and the award granted by the Compensation Committee at the time of each Annual Meeting of unitholders. Phantom units are granted under the Company's LTIP. Under the terms of the phantom unit grant agreement, the forfeiture restrictions on the phantom units lapse on the first anniversary of the grant date, provided that such director continues to serve on our Board on such date, or such director stood for re-election to our Board but was not elected. Additionally, if a director's service on the Board is terminated for cause at anytime after the grant date and regardless of whether the restricted period has terminated, then all phantom units awarded under the grant agreement shall be forfeited.

2007 Director Summary Compensation Table

The table below summarizes the compensation paid by the Company to independent Directors for the fiscal year ended December 31, 2007.

(a) Name[1]	(b) Fees Earned or Paid in Cash	(c) Unit Awards ($)[2]	(d) Option Awards ($)[2]	(f) All Other Compensation ($)[3]	(g) Total ($)
George A. Alcorn	$74,269	$87,698	$14,400	$9,960	$186,327
Terrence S. Jacobs	$76,967	$87,698	$14,400	$9,960	$189,025
Jeffrey L. Swoveland	$73,769	$87,698	$14,400	$9,960	$185,827
Joseph P. McCoy	$24,801	$42,063	$ —	$1,710	$ 68,574

(1) Mr. Michael C. Linn, our Chairman and Chief Executive Office is not included in this table as he is not an independent director and thus receives no compensation for his service as directors. Mr. Linn is an employee of our company; his compensation is shown in the Summary Compensation Table above. Mr. McCoy joined our Board in September 2007.

(2) Reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007 in accordance with SFAS 123(R) and include amounts from awards granted in 2007. The following represent outstanding unit grant awards as of December 31, 2007:

Director	Phantom Unit Awards	Value at Grant Date	Vested Phantom Units	Vested Unit Options	Exercise Price
George A. Alcorn	6,000	$182,070	3,000	10,000	$20.18
Terrence S. Jacobs	6,000	$182,070	3,000	10,000	$20.18
Jeffrey L. Swoveland	6,000	$182,070	3,000	10,000	$20.18
Joseph P. McCoy	3,000	$100,950	—	—	—

(3) Reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007 for distributions paid on the phantom units reported in column (c).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of February 14, 2008, the number of units beneficially owned by: (i) each person who is known to us to beneficially own more than 5% of a class of units; (ii) the current directors and nominees of our Board of Directors; (iii) each Named Officer; and (iv) all current directors and executive officers as a group. We obtained certain information in the table from filings made with the SEC. Unless otherwise noted, each beneficial owner has sole voting power and sole investment power.

Name of Beneficial Owner	Units Beneficially Owned	Percentage of Units Beneficially Owned
Lehman Brothers Holdings Inc.(1)	14,687,228	12.9%
Leon Cooperman(2)	5,759,701	5.1%
Michael C. Linn(3)(5)	4,211,342	3.68%
Kolja Rockov(3)(6)	508,764	*
Mark E. Ellis(3)(4)	310,000	*
Lisa D. Anderson(3)(4)	65,000	*
Thomas A. Lopus(3)(4)	35,000	*
Arden L. Walker, Jr.(3)(4)	50,000	*
George A. Alcorn(3)	2,000	*
Terrence S. Jacobs(3)(7)	15,500	*
Jeffrey C. Swoveland(3)	0	*
Joseph P. McCoy(3)	0	*
All executive officers and directors as a group (12 persons)(8)	5,227,606	4.56%

* Less than 1% of class based on 114,540,574 units outstanding as of the Record Date.

(1) Based solely on information furnished in the Schedule 13G/A filed by Lehman Brothers Holdings Inc. with the SEC on February 13, 2008. Various direct and indirect subsidiaries of Lehman Brothers Holdings Inc. own the units such that Lehman Brothers Holdings Inc. is deemed to be the beneficial owner of such units. The address for Lehman Brothers Holdings Inc. is 745 Seventh Avenue, New York, New York 10019. Per its Schedule 13G/A, Lehman's percentage ownership is based on total units outstanding as November 2, 2007 as reported in our Form 10-Q for the quarter ended September 30, 2007.

(2) Based solely on information furnished in the Schedule 13G filed by Leon Cooperman with the SEC on February 5, 2008. Mr. Cooperman is managing member of Omega Associates, L.L.C. Mr. Cooperman has sole voting and dispositive power over 4,145,201 units and shared voting and dispositive power over 1,614,500 units. The address for Mr. Cooperman is 88 Pine Street, Wall Street Plaza—31st Floor, New York, New York 10005. Per his Schedule 13G, Mr. Cooperman's percentage ownership is based on total units outstanding as November 2, 2007 as reported in our Form 10-Q for the quarter ended September 30, 2007.

(3) The address of each beneficial owner, unless otherwise noted, is c/o Linn Energy, LLC, 600 Travis, Suite 5100, Houston, Texas 77002.

(4) Includes unvested restricted Unit awards that vest in equal installments, generally over three years.

(5) Mr. Linn has pledged approximately 3.7 million units to secure a personal line of credit.

(6) Includes 400 Units as custodian under certain UGMA accounts for immediate family members as to which Mr. Rockov disclaims beneficial ownership. Mr. Rockov has pledged 356,000 units to secure a personal line of credit.

(7) Includes 2,500 units owned indirectly by Mr. Jacobs as UGMA custodian for immediate family members.

(8) Percentage ownership of executive officer and directors is based on total units outstanding as of the Record Date.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In the ordinary course of our business, we purchase products or services from, or engage in other transactions with, various third parties. Occasionally, these transactions may involve entities that are affiliated with one or more members of our Board of Directors. When they occur, these transactions are conducted in the ordinary course and on an arms-length basis.

Review and Approval of Related Party Transactions

We review all relationships and transactions in which our company and our directors and executive officers or their immediate family members are participants to determine whether such persons have a direct or indirect material interest. We have developed and implemented processes and controls to obtain information from our directors and executive officers with respect to related person transactions and for then determining, based on the facts and circumstances, whether we or a related person has a direct or indirect material interest in the transaction. As required under SEC rules, transactions that are determined to be directly or indirectly material to us or a related person are disclosed in our annual proxy statement. In addition, our Audit Committee or Board of Directors (if appropriate) reviews and approves or ratifies any related person transaction that is required to be disclosed. In the course of its review and approval or ratification of a disclosable related party transaction, consideration is given to:

- the nature of the related person's interest in the transaction;
- the material terms of the transaction, including, without limitation, the amount and type of transaction;
- the importance of the transaction to the related person;
- the importance of the transaction to us;
- whether the transaction would impair the judgment of a director or executive officer to act in our best interest; and
- any other matters deemed appropriate.

Any director who is a related person with respect to a transaction under review may not participate in the deliberations or vote respecting approval or ratification of the transaction; provided, however, that such director may be counted in determining the presence of a quorum at the meeting where the transaction is considered.

Related Party Transactions

Lehman Brothers Holdings, Inc.

As of December 31, 2007, on an aggregate basis, a group of certain direct or indirect wholly owned subsidiaries of Lehman Brothers Holdings, Inc. ("Lehman") owned over 10% of our units, acquired during 2006 and 2007 in our private placements of units. As such, Lehman meets the definition of a "related person" under SEC rules. Lehman subsidiaries provide certain services to us, including participation in our credit facilities and sale of commodity derivative instruments, which were all consummated on terms equivalent to those that prevail in arm's-length transactions.

In 2007:

- We received proceeds from Lehman of approximately $378.7 million in connection with various private placements of our units;
- We paid distribution on units owned by Lehman of approximately $15.2 million;
- We paid Lehman underwriting fees of approximately $13.5 million;
- We purchased approximately $226.3 million in oil and gas put and swap contracts from Lehman;

- We paid Lehman, through the administrator of our credit facility, interest on borrowings under our credit facility of approximately $1.3 million and financing fees of approximately $0.1 million.

Eric P. Linn

Eric P. Linn, brother of our Chairman and Chief Executive Officer, served as President of one of our wholly owned subsidiaries. Mr. Linn was paid a base salary of $0.2 million in 2007. Effective March 31, 2008, Mr. Linn's employment with us terminated and he executed a Severance Agreement and Release. Under the terms of that agreement, Mr. Linn will receive approximately $0.2 million in cash, six months of outplacement services, accelerated vesting of his 10,000 unvested restricted units and his 13,333 unvested options (pursuant to the terms of his award agreements), and payment of his COBRA coverage until December 31, 2008 or until he obtains other comparable health care benefits.

Penneco Oil Company

During 2007, we paid we paid approximately $0.2 million to Penneco Oil Company for purchases of natural gas. Terrence Jacobs, one of our non-employee directors, serves as President of Penneco Oil Company, which provides ongoing leasing, marketing, exploration and drilling operations for natural gas and crude oil in Western Pennsylvania and West Virginia. These purchases represent an amount less than 5% of our consolidated gross revenues and were consummated on arm's length terms.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors and persons who own more than 10% of our common units to file reports of ownership and changes in ownership concerning our common units with the SEC and to furnish us with copies of all Section 16(a) forms they file. Based solely upon our review of the Section 16(a) filings that have been received by us, we believe that all filings required to be made under Section 16(a) during 2007 were timely made except for the following. Mark E. Ellis, our President and Chief Operating Officer, was late in reporting one grant of 100,000 restricted units granted on December 18, 2007. Mr. Ellis filed a Form 4 on January 4, 2008 reporting the transaction.

UNITHOLDER PROPOSALS AND DIRECTOR NOMINATIONS

Unitholders may propose matters to be presented at unitholders' meetings and may also recommend persons for nomination or nominate persons to be directors, subject to the formal procedures that have been established.

Proposals for 2009 Annual Meeting

Pursuant to rules promulgated by the SEC, any proposals of unitholders of our company intended to be presented at the Annual Meeting of Unitholders to be held in 2009 and included in our Proxy Statement and form of proxy relating to that meeting, must be received at our principal executive offices, 600 Travis, Suite 5100, Houston, Texas, 77002, no later than December 29, 2008, but no earlier than November 29, 2008. Such proposals must be in conformity with all applicable legal provisions, including Rule 14a-8 of the General Rules and Regulations under the Securities Exchange Act of 1934.

In addition to the SEC rules described in the preceding paragraph, pursuant to Section 11.13 of our limited liability company agreement, only proposals of business made in accordance with the following procedures are eligible for consideration by our unitholders at an annual meeting of unitholders. Proposals eligible for consideration by our unitholders at an annual meeting of unitholders may be made only (i) by or at the direction of our Board of Directors or (ii) by any holder of units who is entitled to vote at the meeting and who complied with the following notice procedures. For proposals to be properly brought before an annual meeting by a unitholder:

(i) the unitholder must have given timely notice thereof in writing to our Corporate Secretary,

(ii) such business must be a proper matter for unitholder action under our limited liability company agreement and the Delaware Act,

(iii) if the unitholder, or the beneficial owner on whose behalf any such proposal is made, has provided us with a solicitation notice, such unitholder or beneficial owner must have delivered a proxy statement and form of proxy to holders of at least the percentage of outstanding units required under our limited liability company agreement or Delaware law to carry any such proposal, and must have included in such materials the solicitation notice, and

(iv) if no solicitation notice relating thereto has been timely provided, the unitholder or beneficial owner proposing such business must not have solicited a number of proxies sufficient to have required the delivery of such a solicitation notice. Our limited liability company agreement provides that to be timely, a unitholder's notice must be delivered to our Corporate Secretary at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary of the date on which we first mailed our proxy materials for the preceding year's annual meeting. **For a proposal of business to be considered at the 2009 Annual Meeting of Unitholders, a unitholder's notice should be properly submitted to our Corporate Secretary at our principal executive offices, 600 Travis, Suite 5100, Houston, Texas, 77002, no later than December 29, 2008, but not earlier than November 29, 2008.**

A unitholder's notice to our Corporate Secretary must set forth (a) a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such unitholder and the beneficial owner, if any, on whose behalf the proposal is made; and (b) as to the unitholder giving the notice and the beneficial owner, if any, on whose behalf the proposal is made (i) the name and address of such unitholder, as they appear on our books, and of such beneficial owner, (ii) the class and number of units which are owned beneficially and of record by such unitholder and such beneficial owner, and (iii) whether either such unitholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of at least the percentage of units required under our limited liability company agreement or Delaware law to carry the proposal.

Nominations for 2009 Annual Meeting and for Any Special Meeting

Pursuant to Section 11.13(b) of our limited liability company agreement, only persons who are nominated in accordance with the following procedures are eligible for election as directors. Nominations of persons for election to our Board of Directors may be made at a meeting of unitholders only (a) by or at the direction of our Board of Directors or (b) by any unitholder of our company: (i) who is entitled to vote at the meeting, (ii) who was a record holder of a sufficient number of units as of the record date for such meeting to elect one or more members to our Board of Directors assuming that such holder cast all of the votes it is entitled to cast in such election in favor of a single candidate and such candidate received no other votes from any other holder of units (or, in the case where such holder holds a sufficient number of units to elect more than one director, such holder votes its units as efficiently as possible for such candidates and such candidates receive no further votes from holders of outstanding units) and (iii) who complies with the following notice procedures. All nominations, other than those made by or at the direction of our Board of Directors, must be made pursuant to timely notice in writing to our Corporate Secretary. With respect to director elections held at our Annual Meetings, our limited liability company agreement provides that to be timely, a unitholder's notice must be delivered to our Corporate Secretary at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary of the date on which we first mailed our proxy materials for the preceding year's annual meeting. **For a nomination of any person for election to our Board of Directors to be considered at the 2009 Annual Meeting of Unitholders, it must be properly submitted to our Corporate Secretary at our principal executive offices, 600 Travis, Suite 5100, Houston, Texas, 77002, no later than December 29, 2008, but not earlier than November 29, 2008.** Our limited liability company also provides that unitholder nominations of persons for election to our Board of Directors may be made at a special meeting of unitholders if our notice of special meeting indicates that directors are to be elected at such special meeting, provided unitholder notice of the nomination is timely. To be timely, a unitholder's notice must be delivered to our Corporate Secretary not earlier than the ninetieth day prior to such special meeting and not later than the close of business on the later of the seventieth day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by our Board of Directors to be elected at such meeting.

A unitholder's notice to our Corporate Secretary must set forth (a) as to each person whom the unitholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected; and (b) as to the unitholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made (i) the name and address of such unitholder as they appear on our books and of such beneficial owner, (ii) the class and number of units which are owned beneficially and of record by such unitholder and such beneficial owner, and (iii) whether either such unitholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of a sufficient number of holders of units to elect such nominee or nominees.

Recommendation of Director Candidates to the Nominating and Governance Committee

A unitholder or a group of unitholders may recommend potential candidates for consideration by the Nominating and Governance Committee by sending a written request to our Corporate Secretary not earlier than the 120th calendar day and not later than the 90th calendar day before the first anniversary of the mailing of the proxy materials in connection with the preceding year's annual meeting. Such written request must be sent to our principal executive offices, 600 Travis, Suite 5100, Houston, Texas 77002, Attn: Corporate Secretary. The written request must include the candidate's name, contact information, biographical information and qualifications. The request must also include the potential candidate's written consent to being named in the proxy statement as a nominee and to serving as a director if nominated and elected. Additional information may be requested from time to time by the committee from the nominee or the unitholder or group of unitholders.

SOLICITATION AND MAILING OF PROXIES

The expense of preparing, printing and mailing this Proxy Statement and the proxies solicited hereby will be borne by us. In addition to the use of the mail, proxies may be solicited by our representatives in person or by telephone, electronic mail or facsimile transmission. These representatives will not be additionally compensated for such solicitation, but may be reimbursed for out-of-pocket expenses incurred in connection therewith. If undertaken, we expect the expenses of such solicitation by our representatives to be nominal. We have also engaged the proxy solicitor firm of Laurel Hill Advisory Group, LLC. For their services is assisting us in soliciting proxies, we expect to pay Laurel Hill approximately $8,500. We will also request brokerage firms, banks, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners of our units as of the Record Date and will provide reimbursement for the cost of forwarding the proxy materials in accordance with customary practice.

If a unitholder wishes to give such holder's proxy to someone other than the names appearing in the proxy card, the names appearing in the proxy card must be crossed out and the name of another individual or individuals (not more than three) inserted. The signed card must be presented at the Annual Meeting by the individual or individuals representing such unitholder.

As a matter of policy, proxies, ballots, and voting tabulations that identify individual unitholders are kept private by us. Such documents are available for examination only by the inspectors of election and certain personnel associated with processing proxy cards and tabulating the vote. The vote of any unitholder is not disclosed except as necessary to meet legal requirements.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We file annual, quarterly and current reports and proxy statements with the SEC. Our SEC filings are available to the public over the internet at the SEC's website at *www.sec.gov*. You may also read and copy any document that we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. You can call the SEC at 1-800-SEC-0330 for further information on the public reference room and its copy charges. We maintain a website at *www.linnenergy.com*, where we post our SEC filings.

You may request copies of our filings, including any documents incorporated by reference in this Proxy Statement as described below, without charge, by calling our Investor Relations representative at (281) 840-4100 or write to Investor Relations, 600 Travis, Suite 5100 Houston, Texas 77002.

If you would like to request documents from us, please do so at least five business days before the date of the Annual Meeting in order to receive timely delivery of the documents before the Annual Meeting. If you request any incorporated documents from us, we will mail them to you by first class mail or other equally prompt means within one business day of receipt of your request, provided that we will not mail any exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that this Proxy Statement incorporates.

You should rely only on the information contained or incorporated by reference in this Proxy Statement to vote your units at the Annual Meeting. We have not authorized anyone to provide you with information that is different from what is contained or incorporated by reference in this Proxy Statement.

The information contained in this document or any document incorporated by reference herein speaks only as of the date indicated on the cover of this document or the document incorporated by reference unless the information specifically indicates that another date applies.

OTHER MATTERS FOR 2008 ANNUAL MEETING

As of the date of this Proxy Statement, our Board of Directors knows of no matters to be acted upon at the Annual Meeting other than the proposals included in the accompanying notice and described in this Proxy Statement. If any other matter requiring a vote of unitholders arises, including a question of adjourning the Annual Meeting, the persons named as proxies in the accompanying proxy card will have the discretion to vote thereon according to their best judgment of what they consider to be in the best interests of our company. The accompanying proxy card confers discretionary authority to take action with respect to any additional matters that may come before the Annual Meeting or any adjournment or postponement thereof.

By Order of the Board of Directors,

Charlene Ripley

Charlene A. Ripley
Senior Vice President, General Counsel and
Corporate Secretary

Houston, Texas
April 21, 2008

Annex A

LINN ENERGY, LLC
AMENDED AND RESTATED
LONG-TERM INCENTIVE PLAN

1. Purpose of the Plan.

The Linn Energy Amended and Restated Long-Term Incentive Plan (the "*Plan*") is intended to promote the interests of Linn Energy, LLC, a Delaware limited liability company (the "*Company*"), by providing to employees, consultants, and directors of the Company and its Affiliates incentive compensation awards for superior performance that are based on Units. The Plan is also contemplated to enhance the ability of the Company and its Affiliates to attract and retain the services of individuals who are essential for the growth and profitability of the Company and to encourage them to devote their best efforts to advancing the business of the Company.

2. Definitions.

As used in the Plan, the following terms shall have the meanings set forth below:

"*Affiliate*" means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term "control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contractor otherwise.

"*Award*" means an Option, Restricted Unit, Unit Grant, Phantom Unit or Unit Appreciation Right granted under the Plan, and shall include tandem DERs granted with respect to a Phantom Unit.

"*Award Agreement*" means the written agreement by which an Award shall be evidenced.

"*Board*" means the Board of Directors of the Company.

"*Change of Control*" means the occurrence of any of the following events:

(i) the acquisition by any "person," as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), other than the Company or an Affiliate of the Company, of 'beneficial ownership" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing more than 35% of the combined voting power of the Company's then outstanding securities entitled to vote generally in the election of directors; provided, however, that any acquisition of securities from QEP will be disregarded for purposes of determining whether a Change of Control has occurred; or

(ii) the consummation of a reorganization, merger, consolidation or other form. of business transaction or series of business transactions, in each case, with respect to which persons who were the members of the Company immediately prior to such reorganization, merger or consolidation or other transaction do not, immediately thereafter, own more than 50% of the combined voting power entitled to vote generally in the election of directors of the reorganized, merged or consolidated company's then outstanding voting securities; or

(iii) the sale, lease or disposition (in one or a series of related transactions) by the Company of all or substantially all the Company's assets to any Person or its Affiliates, other than the Company or its Affiliates; or

(iv) a change in the composition of the Board, as a result of which fewer than a majority of the directors are Incumbent Directors: "Incumbent Directors" shall mean directors who either (A) are directors of the Company as of the effective date of the initial public offering of the Company's equity interests, or (B) are elected, or nominated for election, thereafter to the Board with the affirmative votes of at least a majority of the incumbent Directors at the time of such election or nomination or (C) are among the five original independent directors of the Company, but "incumbent Director" shall not include an individual whose election or nomination is in connection with (i) an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) or an actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board or (ii) a plan or agreement to replace a majority of the then Incumbent Directors; or

(v) the approval by the Board or the members of the Company of a complete or substantially complete liquidation or dissolution of the Company.

Solely with respect to any Award that is subject to Section 409A of the Code and to the extent that the definition of change of control under Section 409A applies to limited liability companies, this definition is intended to comply with the definition of change of control under Section 409A of the Code as in effect commencing January 1, 2005 and, to the extent that the above definition does not so comply, such definition shall be void and of no effect and, to the extent required to ensure that this definition complies with the requirements of Section 409A of the Code, the definition of such term set forth in regulations or other regulatory guidance issued under Section 409A of the Code by the appropriate governmental authority is hereby incorporated by reference into and shall form part of this Plan as fully as if set forth herein verbatim and the Plan shall be operated in accordance with the above definition of Change of Control as modified to the extent necessary to ensure that the above definition complies with the definition prescribed in such regulations or other regulatory guidance insofar as the definition relates to any Award that is subject to Section 409A of the Code.

"*Code*" means the Internal Revenue Code of 1986, as amended.

"*Committee*" means the Compensation Committee of the Board or such other committee of the Board as may be appointed by the Board to administer the Plan.

"*Consultant*" means an individual, other than an Employee or a Director, providing bona fide services to the Company or any of its Affiliates as a consultant or advisor, as applicable, provided that such individual is a natural person and that such services are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for any securities of the Company.

"*DER*" or "*Distribution Equivalent Right*" means a contingent right, granted in tandem with a specific Phantom Unit, to receive an amount in cash equal to the cash distributions made by the Company with respect to a Unit during the period such tandem Award is outstanding.

"*Director*" means a member of the Board who is not an Employee.

"*Employee*" means any employee of the Company or an Affiliate who perform services for the Company and its Affiliates.

"*Exchange Act*" means the Securities Exchange Act of 1934, as amended.

"*Fair Market Value*" means the closing sales price of a Unit on the applicable date. (or if there is no trading in the Units on such date, on the next preceding date on which there was trading) as reported in *The Wall Street Journal* (or other reporting service approved by the Committee). In the event Units are not publicly traded at the time a determination of fair market value is required to be made hereunder, the determination of fair market value shall be made in good faith by the Committee.

"*LLC Agreement*" means the Second Amended and Restated Limited Liability Company Agreement of Linn Energy, LLC, as it may be subsequently amended or restated from time to time.

"*Option*" means an option to purchase Units granted under the Plan.

"*Participant*" means any Employee, Consultant or Director granted an Award under the Plan.

"*Person*" means an individual or a corporation, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity.

"*Phantom Unit*" means a phantom (notional) Unit granted under the Plan which upon vesting entities the Participant to receive a Unit or an amount of cash equal to the Fair Market Value of a Unit. Whether cash or Units are received for Phantom Units shall be determined in the sole discretion of the Committee and shall be set forth in the Award Agreement.

"*QEP*" means Quantum Energy Partners II, LP, a Delaware limited partnership.

"*Restricted Period*" means the period established by the Committee with respect to an Award during which the Award remains subject to forfeiture or is either not exercisable by or payable to the Participant, as the case may be.

"*Restricted Unit*" means a Unit granted under the Plan that is subject to a Restricted Period.

"*Rule 16b-3*" means Rule 16b-3 promulgated by the SEC under the Exchange Act; or any successor rule or regulation thereto as in effect from time to time.

"*SEC*" means the Securities and Exchange Commission, or any successor thereto.

"*UDR*" or "Unit Distribution Right" means a distribution made by the Company with respect to a Restricted Unit.

"*Unit*" means a Unit of the Company.

"*Unit Appreciation Right*" (UAR) means an Award that, upon exercise, entitles the holder to receive the excess of the Fair Market Value of a Unit on the exercise date over the exercise price established for such Unit Appreciation Right. Such excess may be paid in cash and/or in Units as determined in the sole discretion of the Committee and set forth in the Award Agreement.

"*Unit Grant*" means an Award of an unrestricted Unit.

3. Administration.

The Plan shall be administered by the Committee. A majority of the Committee shall constitute a quorum, and the acts of the members of the Committee who are present at any meeting thereof at which a quorum is present, or acts unanimously approved by the members of the Committee in writing, shall be the acts of the Committee. Subject to the following and applicable law, the Committee, in its sole discretion, may delegate the power to grant Awards under the Plan, to the Chief Executive Officer of the Company, subject to such limitations on such authority as the Committee may impose. Upon any such delegation, all references in the Plan to the "Committee", other than in *Section 7*, shall with respect to any Award made by the Chief Executive Officer pursuant to such authority be deemed to mean and refer to the Chief Executive Officer; provided, however, that such delegation shall not limit the Chief Executive Officer's right to receive Awards under the Plan. Notwithstanding the foregoing, the Chief Executive Officer may not grant Awards to, or take any action with respect to any Award previously granted to, a person who is an officer subject to Rule 16b-3 or a member of the Board. Subject to the terms of the Plan and applicable law, and in addition to other express powers and authorizations conferred on the Committee by the Plan, the Committee shall have full power and authority to: (i) designate Participants; (ii) determine the type or types of Awards to be granted to a Participant; (iii) determine the number of Units to be covered by

Awards; (iv) determine the terms and conditions of any Award; (v) determine whether, to what extent, and under what circumstances Awards may be settled, exercised, canceled, or forfeited; (vi) interpret and administer the Plan and any instrument or agreement relating to an Award made under the Plan; (vii) establish, amend, suspend, or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan; and (viii) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan. Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations, and other decisions under or with respect to the Plan or any Award shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive, and binding upon all Persons, including the Company, any Affiliate, any Participant, and any beneficiary of any Award.

4. Units.

(a) *Limits on Units Deliverable.* Subject to adjustment as provided in Section 4(c), the maximum number of Units that may be delivered or reserved for delivery or underlying any Award with respect to the Plan is 12,200,000. If any Award expires, is canceled, exercised, paid or otherwise terminates without the delivery of Units, or if the maximum number of Units delivered is reduced for any reason other than tax withholding or payment of the exercise price, then the Units covered by such Award, to the extent of such expiration, cancellation, exercise, payment or termination, shall again be Units with respect to which Awards may be granted. Units that cease to be subject to an Award because of the exercise of the Award, or the vesting of Restricted Units or similar Awards, shall no longer be subject to or available for any further grant under this Plan. Notwithstanding the foregoing, there shall not be any limitation on the number of Awards that may be granted under the Plan and paid in cash. Units underlying an Award of Unit Appreciation Rights shall no longer be subject to or available for any further grant under this Plan following exercise of the Unit Appreciation Right and payment of the Unit Appreciation Right in Units.

(b) *Sources of Units Deliverable Under Awards.* Any Units delivered pursuant to an Award shall consist, in whole or in part, of Units acquired in the open market, from any Affiliate, the Company or any other Person, newly issued Units or any combination of the foregoing as determined by the Committee in its sole discretion.

(c) *Adjustments.* In the event that the Committee determines that any distribution (whether in the form of cash, Units, other securities, or other property), recapitalization, spilt, reverse split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Units or other securities of the Company, issuance of warrants or other rights to purchase Units of other securities of the Company, or other similar transaction or event affects the Units such that an adjustment is determined by the Committee to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Committee shall, in such manner as it may deem equitable, adjust any or all of (i) the number and type of Units (or other securities or property) with respect to which Awards may be granted, (ii) the number and type of Units (or other securities or property) subject to outstanding Awards, and (iii) the grant or exercise price with respect to any Award or, if deemed appropriate, make provision for a cash payment to the holder of an outstanding Award; provided, that the number of Units subject to any Award shall always be a whole number and, provided further, that the Committee shall not take any action otherwise authorized under this subparagraph (c) to the extent that (i) such action would cause (A) the application of Section 409A of the Code to the Award or (B) create adverse tax consequences under Section 409A of the Code should that Code section apply to the Award or (ii) except as permitted in Section 7(c), materially reduce the benefit to the Participant without the consent of the Participant.

5. Eligibility.

Any Employee, Consultant or Director shall be eligible to be designated a Participant and receive an Award under the Plan.

6. Awards.

(a) *Options.* The Committee shall have the authority to determine the Employees, Consultants and Directors to whom Options shall be granted, the number of Units to be covered by each Option, whether DERs are granted with respect to such Option, the purchase price therefor and the conditions and limitations applicable to the exercise of the Option, including the following terms and conditions and such additional terms and conditions, as the Committee shall determine, that are not inconsistent with the provisions of the Plan.

(i) *Exercise Price.* The purchase price per Unit purchasable under an Option shall be determined by the Committee at the time the Option is granted, provided such purchase price may not be less than its Fair Market Value as of the date of grant. Except for adjustments permitted pursuant to *Section 4(c)*; the terms of any outstanding Option may not be amended to reduce the exercise price of the outstanding Option or to cancel the Option in exchange for cash, Options, Unit Appreciation Rights or other Awards with an exercise price or purchase price that is less than the exercise price or purchase price of the original Option.

(ii) *Time and Method of Exercise.* The Committee shall determine the time or times at which an Option may be exercised in whole or in part, which may include, without limitation, accelerated vesting upon the achievement of specified performance goals, and the method or methods by which payment of the exercise price with respect thereto may be made or deemed to have been made, which may include, without limitation, cash, check acceptable to the Company, a "cashless-broker" exercise through procedures approved by the Company, with the consent of the Committee, the withholding of Units that would otherwise be delivered to the Participant upon the exercise of the Option, other securities or other property, or any combination thereof, having a fair market value (as determined by the Committee) on the exercise date equal to the relevant exercise price.

(iii) *Forfeiture.* Except as otherwise provided in the terms of the Award Agreement, upon termination of a Participant's employment with or consulting services to the Company and its Affiliates or membership on the Board, whichever is applicable, for any reason prior to the date an Option becomes exercisable, all Options shall be forfeited by the Participant. The Committee may in its discretion, waive in whole or in part such forfeiture with respect to a Participant's Options.

(b) *Restricted Units and Unit Grants.* The Committee shall have the authority to determine the Employees, Consultants and Directors to whom Restricted Units and Unit Grants shall be granted, the number of Restricted Units and/or Unit Grants to be granted to each such Participant, the Restricted Period, the conditions under which the Restricted Units may become vested or forfeited, and such other teens and conditions as the Committee may establish with respect to such Awards, including whether UDRs are granted with respect to Restricted Units.

(i) *UDRs.* To the extent provided by the Committee, in its discretion, a grant of Restricted Units may provide that distributions made by the Company with respect to the Restricted Units shall be subject to the same forfeiture and other restrictions as the Restricted Unit and, if restricted, such distributions shall be held, without interest, until the Restricted Unit vests or is forfeited with the UDR being paid or forfeited at the same time, as the case may be. Absent such a restriction on the UDRs in the grant agreement, UDRs shall be paid to the holder of the Restricted Unit without restriction.

(ii) *Vesting and Restricted Period.* Each grant of Restricted Units that is not subject to any performance-based vesting criteria shall be subject to a Restricted Period of at least three years and the Restricted Unit may vest proportionately during such period. Each grant of Restricted Units that is subject to performance-based vesting criteria established by the Committee shall be subject to a Restricted Period of at least one year and the Restricted Unit may vest proportionately during such period. No more than five percent (5%) of the Units underlying outstanding Awards under the Plan

(iii) *Term of Awards.* The term of each Award shall be for such period as may be determined by the Committee, but shall not exceed 10 years.

(iv) *Unit Certificated.* All certificates for Units or other securities of the Company delivered under the Plan pursuant to any Award or the exercise thereof shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan or the rules, regulations, and other requirements of the SEC, any stock exchange upon which such Units or other securities are then listed, and any applicable federal or state laws, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

(v) *Consideration for Grants.* Awards may be granted for such consideration, including services, as the Committee determines.

(vi) *Delivery of Units or other Securities and Payment by Participant of Consideration.* Notwithstanding anything in the Plan or any grant agreement to the contrary, delivery of Units pursuant to the exercise or vesting of an Award may be deferred for any period during which, in the good faith determination of the Committee, the Company is not reasonably able to obtain Units to deliver pursuant to such Award without violating the rules or regulations of any applicable law or securities exchange. No Units or other securities shall be delivered pursuant to any Award until payment in full of any amount required to be paid pursuant to the Plan or the applicable Award grant agreement (including, without limitation, any exercise price or tax withholding) is received by the Company.

(vii) *Change of Control.* Unless specifically provided otherwise in the Award Agreement, upon a Change of Control or such time prior thereto as established by the Committee, all outstanding Awards shall automatically vest or become exercisable in full, as the case may be. In this regard, all Restricted Periods shall terminate and all performance criteria, if any, shall be deemed to have been achieved at the maximum level. To the extent an Option or UAR is not exercised, or a Phantom Unit or Restricted Unit does not vest, upon the Change of Control, the Committee may, in its discretion, cancel such Award or provide for an assumption of such Award or a replacement grant on substantially the same terms; provided, however, upon any cancellation of an Option or UAR that has a positive "spread" or a Phantom Unit or Restricted Unit, the holder shall be paid an amount in cash and/or other property, as determined by the Committee, equal to such "spread" if an Option or UAR or equal to the Fair Market Value of a Unit, if a Phantom Unit or Restricted Unit.

7. Amendment and Termination.

Except to the extent prohibited by applicable law:

(a) *Amendments to the Plan.* Except as required by the rules of the principal securities exchange on which the Units are traded and subject to *Section 7(b)* below, the Board or the Committee may amend, alter, suspend, discontinue, or terminate the Plan in any manner, including increasing the number of Units available for Awards under the Plan, without the consent of any partner, Participant, other holder or beneficiary of an Award, or other Person.

(b) *Amendments to Awards Subject to Section.* The Committee may waive any conditions or rights under, amend any terms of, or alter any Award theretofore granted, provided no change, other than pursuant to *Section 7(c)*, in any Award shall materially reduce the benefit to Participant without the consent of such Participant and no change may be made which would cause any Participant to be subject to excise tax under Section 409A of the Code.

(c) *Adjustment of Awards Upon the Occurrence of Certain Unusual or Nonrecurring Events.* The Committee is hereby authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events (including, without limitation, the events described in *Section 4(c)* of the Plan) affecting the Company or the financial statements of the

6. Awards.

(a) *Options.* The Committee shall have the authority to determine the Employees, Consultants and Directors to whom Options shall be granted, the number of Units to be covered by each Option, whether DERs are granted with respect to such Option, the purchase price therefor and the conditions and limitations applicable to the exercise of the Option, including the following terms and conditions and such additional terms and conditions, as the Committee shall determine, that are not inconsistent with the provisions of the Plan.

(i) *Exercise Price.* The purchase price per Unit purchasable under an Option shall be determined by the Committee at the time the Option is granted, provided such purchase price may not be less than its Fair Market Value as of the date of grant. Except for adjustments permitted pursuant to *Section 4(c)*, the terms of any outstanding Option may not be amended to reduce the exercise price of the outstanding Option or to cancel the Option in exchange for cash, Options, Unit Appreciation Rights or other Awards with an exercise price or purchase price that is less than the exercise price or purchase price of the original Option.

(ii) *Time and Method of Exercise.* The Committee shall determine the time or times at which an Option may be exercised in whole or in part, which may include, without limitation, accelerated vesting upon the achievement of specified performance goals, and the method or methods by which payment of the exercise price with respect thereto may be made or deemed to have been made, which may include, without limitation, cash, check acceptable to the Company, a "cashless-broker" exercise through procedures approved by the Company, with the consent of the Committee, the withholding of Units that would otherwise be delivered to the Participant upon the exercise of the Option, other securities or other property, or any combination thereof, having a fair market value (as determined by the Committee) on the exercise date equal to the relevant exercise price.

(iii) *Forfeiture.* Except as otherwise provided in the terms of the Award Agreement, upon termination of a Participant's employment with or consulting services to the Company and its Affiliates or membership on the Board, whichever is applicable, for any reason prior to the date an Option becomes exercisable, all Options shall be forfeited by the Participant. The Committee may in its discretion, waive in whole or in part such forfeiture with respect to a Participant's Options.

(b) *Restricted Units and Unit Grants.* The Committee shall have the authority to determine the Employees, Consultants and Directors to whom Restricted Units and Unit Grants shall be granted, the number of Restricted Units and/or Unit Grants to be granted to each such Participant, the Restricted Period, the conditions under which the Restricted Units may become vested or forfeited, and such other teens and conditions as the Committee may establish with respect to such Awards, including whether UDRs are granted with respect to Restricted Units.

(i) *UDRs.* To the extent provided by the Committee, in its discretion, a grant of Restricted Units may provide that distributions made by the Company with respect to the Restricted Units shall be subject to the same forfeiture and other restrictions as the Restricted Unit and, if restricted, such distributions shall be held, without interest, until the Restricted Unit vests or is forfeited with the UDR being paid or forfeited at the same time, as the case may be. Absent such a restriction on the UDRs in the grant agreement, UDRs shall be paid to the holder of the Restricted Unit without restriction.

(ii) *Vesting and Restricted Period.* Each grant of Restricted Units that is not subject to any performance-based vesting criteria shall be subject to a Restricted Period of at least three years and the Restricted Unit may vest proportionately during such period. Each grant of Restricted Units that is subject to performance-based vesting criteria established by the Committee shall be subject to a Restricted Period of at least one year and the Restricted Unit may vest proportionately during such period. No more than five percent (5%) of the Units underlying outstanding Awards under the Plan shall be granted as a Unit Grant. To the extent provided in this Plan or in any applicable Award Agreement, any such Restricted Period shall terminate upon a Change of Control, death or disability of the Participant or any other event approved by the Committee.

(iii) *Forfeitures.* Except as otherwise provided in the terms of the Award Agreement, upon termination of a Participant's employment with the Company and its Affiliates or membership on the Board, whichever is applicable, for any reason during the applicable Restricted Period, all outstanding Restricted Units awarded the Participant shall be automatically forfeited on such termination. The Committee may in its discretion, waive in whole or in part such forfeiture with respect to a Participant's Restricted Units.

(iv) *Lapse of Restrictions.* Upon or as soon as reasonably practical following the vesting of each Restricted Unit, subject to the provisions of *Section 8(b)*, the Participant shall be entitled to have the restrictions removed from his or her Unit certificate so that the Participant then holds an unrestricted Unit.

(c) *Phantom Units.* The Committee shall have the authority to determine the Employees, Consultants and Directors to whom Phantom Units shall be granted, the number of Phantom Units to be granted to each such Participant, the Restricted Period, the time or conditions under which the Phantom Units may become vested or forfeited, which may include, without limitation, the accelerated vesting upon the achievement of specified performance goals, and such other terms and conditions as the Committee may establish with respect to such Awards, including whether DERs are granted with respect to such Phantom Units.

(i) *DERs.* To the extent provided by the Committee, in its discretion, a grant of Phantom Units may include a tandem DER grant, which may provide that such DERs shall be credited to a bookkeeping account (with or without interest in the discretion of the Committee), subject to the same vesting restrictions as the tandem Award, or be subject to such other provisions or restrictions as determined by the Committee in its discretion. Notwithstanding any other provision of the Plan to the contrary, any grant of DERs with respect to Phantom Units shall contain terms that (i) are designed to avoid application of Section 409A of the Code to the Award or (ii) are designed to avoid adverse tax consequences under Section 409A should that Code section apply.

(ii) *Vesting and Restricted Period.* Other than a grant to a Director, each grant of Phantom Units that is not subject to any performance-based vesting criteria shall be subject to a Restricted Period of at least three years and the Phantom Unit may vest proportionately during such period. Other than a grant to a Director, each grant of Phantom Units that is subject to performance-based vesting criteria established by the Committee shall be subject to a Restricted Period of at least one year and the Phantom Unit may vest proportionately during such period. Each grant of Phantom Units to a Director shall be subject to a Restricted Period of at least one year. To the extent provided in this Plan or in any applicable Award Agreement, any such Restricted Period shall terminate upon a Change of Control, death or disability of the Participant or any other event approved by the Committee.

(iii) *Forfeitures.* Except as otherwise provided in the terms of the Award Agreement, upon termination of a Participant's employment with or consulting services to the Company and its Affiliates or membership on the Board, whichever is applicable, for any reason during the applicable Restricted Period, all outstanding Phantom Units awarded the Participant shall be automatically forfeited on such termination. The Committee may, in its discretion, waive in whole or in part such forfeiture with respect to a Participant's Phantom Units.

(iv) *Lapse of Restrictions.* Upon or as soon as reasonably practical following the vesting of each Phantom Unit, subject to the provisions of *Section 8(b)*, the Participant shall be entitled to receive from the Company one Unit or cash equal to the Fair Market Value of a Unit, as determined by the Committee in its discretion.

(d) *Unit Appreciation Rights.* The Committee shall have the authority to determine the Employees, Consultants and Directors to whom Unit Appreciation Rights shall be granted, the number of Units to be covered by each grant and the conditions and limitations applicable to the exercise of the Unit Appreciation Right, including the following terms and conditions and such additional terms and conditions, as the Committee shall determine, that are not inconsistent with the provisions of the Plan.

(i) *Exercise Price.* The exercise price per Unit Appreciation Right shall be not less than its Fair Market Value as of the date of grant. Except for adjustments permitted pursuant to *Section 4(c)*, the terms of any outstanding Unit Appreciation Right may not be amended to reduce the exercise price of the outstanding Unit Appreciation Right or to cancel the Unit Appreciation Right in exchange for cash, Options, Unit Appreciation Rights or other Awards with an exercise price or purchase price that is less than the exercise price or purchase price of the original Unit Appreciation Right.

(ii) *Vesting/Time of Payment.* The Committee shall determine the time or times at which a Unit Appreciation Right shall become vested and the time or times at which a Unit Appreciation Right shall be paid in whole or in part.

(iii) *Forfeitures.* Except as otherwise provided in the terms of the Award Agreement, upon termination of a Participant's employment with or services to the Company and its Affiliates or membership on the Board, whichever is applicable, for any reason prior to vesting, all unvested Unit Appreciation Rights awarded the Participant shall be automatically forfeited on such termination. The Committee may, in its discretion, waive in whole or in part such forfeiture with respect to a Participant's Unit Appreciation Rights, in which case, such Unit Appreciation Rights shall be deemed vested upon termination of employment or service and paid as soon as' administratively practical thereafter.

(e) *General.*

(i) *Awards May Be Granted Separately or Together.* Awards may, in the discretion of the Committee, be granted either alone or in addition to, in tandem with, or in substitution for any other Award granted under the Plan or any award granted under any other plan of the Company or any Affiliate. No Award shall be issued in tandem with another Award if the tandem Awards would result in adverse tax consequences under Section 409A of the Code. Awards granted in addition to or in tandem with other Awards or awards granted under any other plan of the Company or any Affiliate may be granted either at the same time as or at a different time from the grant of such other Awards or awards.

(ii) *Limits on Transfer of Awards.*

(A) Except as provided in *Section 6(e)(ii)(C)* below, each Award shall be exercisable or payable only to the Participant during the Participant's lifetime, or to the person to whom the Participant's rights shall pass by will or the laws of descent and distribution.

(B) Except as provided in *Section 6(e)(ii)(C)* below, no Award and no right under any such Award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or any of its Affiliates.

(C) To the extent specifically provided by the Committee with respect to an Award, an Award may be transferred by a Participant without consideration to immediate family members or related family trusts, limited partnerships or similar entities or on such. terms and conditions as the Committee may from time to time establish.

(iii) *Term of Awards.* The term of each Award shall be for such period as may be determined by the Committee, but shall not exceed 10 years.

(iv) *Unit Certificated.* All certificates for Units or other securities of the Company delivered under the Plan pursuant to any Award or the exercise thereof shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan or the rules, regulations, and other requirements of the SEC, any stock exchange upon which such Units or other securities are then listed, and any applicable federal or state laws, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

(v) *Consideration for Grants.* Awards may be granted for such consideration, including services, as the Committee determines.

(vi) *Delivery of Units or other Securities and Payment by Participant of Consideration.* Notwithstanding anything in the Plan or any grant agreement to the contrary, delivery of Units pursuant to the exercise or vesting of an Award may be deferred for any period during which, in the good faith determination of the Committee, the Company is not reasonably able to obtain Units to deliver pursuant to such Award without violating the rules or regulations of any applicable law or securities exchange. No Units or other securities shall be delivered pursuant to any Award until payment in full of any amount required to be paid pursuant to the Plan or the applicable Award grant agreement (including, without limitation, any exercise price or tax withholding) is received by the Company.

(vii) *Change of Control.* Unless specifically provided otherwise in the Award Agreement, upon a Change of Control or such time prior thereto as established by the Committee, all outstanding Awards shall automatically vest or become exercisable in full, as the case may be. In this regard, all Restricted Periods shall terminate and all performance criteria, if any, shall be deemed to have been achieved at the maximum level. To the extent an Option or UAR is not exercised, or a Phantom Unit or Restricted Unit does not vest, upon the Change of Control, the Committee may, in its discretion, cancel such Award or provide for an assumption of such Award or a replacement grant on substantially the same terms; provided, however, upon any cancellation of an Option or UAR that has a positive "spread" or a Phantom Unit or Restricted Unit, the holder shall be paid an amount in cash and/or other property, as determined by the Committee, equal to such "spread" if an Option or UAR or equal to the Fair Market Value of a Unit, if a Phantom Unit or Restricted Unit.

7. Amendment and Termination.

Except to the extent prohibited by applicable law:

(a) *Amendments to the Plan.* Except as required by the rules of the principal securities exchange on which the Units are traded and subject to *Section 7(b)* below, the Board or the Committee may amend, alter, suspend, discontinue, or terminate the Plan in any manner, including increasing the number of Units available for Awards under the Plan, without the consent of any partner, Participant, other holder or beneficiary of an Award, or other Person.

(b) *Amendments to Awards Subject to Section.* The Committee may waive any conditions or rights under, amend any terms of, or alter any Award theretofore granted, provided no change, other than pursuant to *Section 7(c)*, in any Award shall materially reduce the benefit to Participant without the consent of such Participant and no change may be made which would cause any Participant to be subject to excise tax under Section 409A of the Code.

(c) *Adjustment of Awards Upon the Occurrence of Certain Unusual or Nonrecurring Events.* The Committee is hereby authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events (including, without limitation, the events described in *Section 4(c)* of the Plan) affecting the Company or the financial statements of the

Company, or of changes in applicable laws, regulations, or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available to Participants under the Plan or such Award.

8. General Provisions.

(a) *No Rights to Award.* No Person shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Participants. The terms and conditions of Awards need not be the same with respect to each recipient.

(b) *Tax Withholding.* The Company or any Affiliate is authorized to withhold from any Award, from any payment due or transfer made under any Award or from any compensation or other amount owing to a Participant the amount (in cash, Units, other securities, Units that would otherwise be issued pursuant to such Award or other property) of any applicable taxes payable in respect of the grant of an Award, its exercise, the lapse of restrictions thereon, or any payment or transfer under an Award or under the Plan and to take such other action as may be necessary in the opinion of the Company to satisfy its withholding obligations for the payment of such taxes.

(c) *No Right to Employment or Services.* The grant of an Award shall not be construed as giving a Participant the right to be retained in the employ of the Company or any Affiliate, to continue as a consultant, or to remain on the Board, as applicable. Further, the Company or an Affiliate may at any time dismiss a Participant from employment or terminate a consulting relationship, free from any liability or any claim under the Plan, unless otherwise expressly provided in the Plan, any Award agreement or other agreement.

(d) *Governing Law.* The validity, construction, and effect of the Plan and any rules and regulations relating to the Plan shall be determined in accordance with the laws of the State of Delaware without regard to its conflict of laws principles.

(e) *Section 409A of the Code.* Notwithstanding anything in this Plan to the contrary, any Award granted under the Plan shall contain terms that (i) are designed to avoid application of Section 409A of the Code to the Award or (ii) are designed to avoid adverse tax consequences under Section 409A of the Code should that section apply to the Award. If any Plan provision or Award under the Plan would result in the imposition of an applicable tax under Section 409A of the Code and related regulations and pronouncements, that Plan provision or Award will be reformed to avoid imposition of the applicable tax and no action taken to comply with Section 409A of the Code shall be deemed to adversely affect the Participant's rights to an Award or to require the Participant's consent.

(f) *Severability.* If any provision of the Plan or any award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any Person or Award, or would disqualify the Plan or any award under any law deemed applicable by the Compensation Committee, such provision shall be construed or deemed amended to conform to the applicable taws, or if it cannot be construed or deemed amended without, in the determination of the Compensation Committee, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, person or award and the remainder of the Plan and any such Award shall remain in full force and effect.

(g) *Other Laws.* The Committee may refuse to issue or transfer any Units or other consideration under an Award if, in its sole discretion, it determines that the issuance or transfer of such. Units or such other consideration might violate any applicable law or regulation, the rules of the principal securities exchange on which the Units are then traded, or entitle the Company or an Affiliate to recover the same under Section 16(b) of the Exchange Act, and any payment tendered to the Company by a Participant, other holder or beneficiary in connection with the exercise of such Award shall be promptly refunded to the relevant Participant, holder or beneficiary.

(h) *No Trust or Fund Created.* Neither the Plan nor any award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any participating Affiliate and a Participant or any other Person. To the extent that any Person acquires a right to receive payments from the Company or any participating Affiliate pursuant to an Award, such right shall be no greater than the right of any general unsecured creditor of the Company or any participating Affiliate.

(i) *No Fractional Units.* No fractional Units shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash, other securities, or other property shall be paid or transferred in lieu of any fractional Units or whether such fractional Units or any rights thereto shall be canceled, terminated, or otherwise eliminated.

(j) *Headings.* Headings are given to the Sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

(k) *Facility Payment.* Any amounts payable hereunder to any person under legal disability or who, in the judgment of the Committee, is unable to properly manage his financial affairs, may be paid to the legal representative of such person, or may be applied for the benefit of such person in any manner which the Committee may select, and the Company shall be relieved of any further liability for payment of such amounts.

(l) *Participation by Affiliates.* In making Awards to Consultants and Employees employed by an Affiliate, the Committee. shall be acting on behalf of the Affiliate, and to the extent the Company has an obligation to reimburse the Affiliate for compensation paid to Consultants and Employees for services rendered for the benefit of the Company, such payments or reimbursement payments may be made by the Company directly to the Affiliate, and, if made to the Company, shall be received by the Company as agent for the Affiliate.

(m) *Gender and Number.* Words in the masculine gender shall include the feminine gender, the plural shall include the singular and the singular shall include the plural.

(n) *No Guarantee of Tax Consequences.* None of the Board, the Company, nor the Committee makes any commitment or guarantee that any federal, state or local tax treatment will apply or be available to any person participating or eligible to participate hereunder.

9. Term of the Plan.

The Plan shall be effective on the date of its approval by the Board and shall continue until the date terminated by the Board. However, unless otherwise expressly provided in the Plan or in an applicable Award Agreement, any Award granted prior to such termination, and the authority of the Board or the Committee to amend, alter, adjust, suspend, discontinue, or terminate any such. Award or to waive any conditions or rights under such Award, shall extend beyond such termination date.

BOARD OF DIRECTORS

Michael C. Linn
Chairman and Chief Executive Officer

George A. Alcorn

Terrence S. Jacobs

Joseph P. McCoy

Jeffrey C. Swoveland

EXECUTIVE OFFICERS

Michael C. Linn
Chairman and Chief Executive Officer

Mark E. Ellis
President and Chief Operating Officer

Kolja Rockov
Executive Vice President and
Chief Financial Officer

Lisa D. Anderson
Senior Vice President and
Chief Accounting Officer

Charlene A. Ripley
Senior Vice President, General Counsel and
Corporate Secretary

Arden L. Walker, Jr.
Senior Vice President–Operations and
Chief Engineer

Thomas A. Lopus
Senior Vice President–Eastern Operations

UNITHOLDER INFORMATION

Form 10-K Report and Financial Statements
A copy of the Company's 2007 Form 10-K as filed with the Securities and Exchange Commission will be furnished without charge to any unitholder upon request.

Unitholder Inquiries
Requests for information concerning unit certificates should be made directly to the Transfer Agent and Registrar:

American Stock Transfer & Trust Company
Toll Free: 800.937.5449
Worldwide: 718.921.8200
www.amstock.com

Exchange Listing
The Nasdaq Global Select Market
The Company's CEO Certification has been submitted to the Nasdaq Global Select Market and its Sarbanes-Oxley Act Section 302 CEO/CFO Certifications were filed in its 2007 Form 10-K.

Trading Symbol: LINE
Website: www.linnenergy.com

INVESTOR RELATIONS

Clay P. Jeansonne
Vice President–Investor Relations

ir@linnenergy.com
281.840.4110

OFFICE LOCATIONS

Headquarters
JPMorgan Chase Tower
600 Travis Street
Suite 5100
Houston, Texas 77002
281.840.4000

Mid-Continent
14000 Quail Springs Parkway
Suite 5000
Oklahoma City, Oklahoma 73134
405.241.2200

Appalachian Basin
650 Washington Road
5th Floor
Pittsburgh, Pennsylvania 15228
412.440.1400

Western
2000 Tonner Canyon Road
Brea, California 92821
714.257.1600

FORWARD-LOOKING STATEMENTS

Statements made in this Annual Report that are not historical facts are forward-looking statements. These statements are based on certain assumptions and expectations made by the Company which reflect management's experience, estimates and perception of historical trends current conditions, anticipated future developments and other factors believed to be appropriate. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause actual results to differ materially from those implied or anticipated in the forward-looking statements. These include risks relating to financial performance and results, our indebtedness under our credit facility, availability of sufficien cash flow to pay distributions and execute our business plan, prices and demand for gas, oil and natural gas liquids, our ability to replace reserves and efficiently develop our current reserves, our ability to make acquisitions on economically acceptable terms, and other important factors that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements. See "Risk Factors" in the Company's 2007 Annual Report on Form 10-K and any other public filings and press releases. Linn Energy undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information or future events.

Designed by Origin Design, Houston, Texas
www.origindesign.com

LINN Energy

JPMorgan Chase Tower
600 Travis Street
Suite 5100
Houston, Texas 77002
281.840.4000
www.linnenergy.com